  As filed with the Securities and Exchange Commission on
                     January 22, 1996

            1933 Act Registration No. 33-65371

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                  _____________________________

                            FORM N-14

     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

         /X/  Pre-Effective Amendment No.  1

         /  /  Post-Effective Amendment No. __

                 ______________________________

               ALLIANCE PREMIER GROWTH FUND, INC.
       (Exact Name of Registrant as Specified in Charter)

         Area Code and Telephone Number:  (800) 221-5672

     1345 Avenue of the Americas, New York, New York  10105
       (Address of Principal Executive Office) (Zip Code)

                 ______________________________

                      EDMUND P. BERGAN, JR.
             Alliance Capital Management Corporation
                   1345 Avenue of the Americas
                    New York, New York  10105
             (Name and address of agent for service)

                  Copies of communications to:
                       Thomas G. MacDonald
                         Seward & Kissel
                     One Battery Park Plaza
                    New York, New York  10004

                 ______________________________

          Approximate Date of Proposed Public Offering:
           As soon as practicable after the effective
              date of this Registration Statement.

    The Registrant has registered an indefinite number of securities under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940; accordingly, no fee is payable herewith. A Rule 24f-2 Notice for Registrant's fiscal year ended November 30, 1994 was filed with the Commission on January 24, 1995.


________________________________________________________________

       The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

_______________________________________________________________
































00250227.AF3

                      CROSS REFERENCE SHEET

Item of Part A                     Location in
of Form N-14                       Prospectus
______________                     ___________

   1. ..............  Cross Reference Sheet; Front Cover Page.

   2. ..............  Back Cover Page.

   3. ..............  Fee Table; Synopsis; Comparison of
                      Investment Objectives and Policies.

   4. ..............  Reasons for the Transaction; Information
                      About the Transaction.

   5. ..............  Comparison of Investment Objectives and
                      Policies; Information About the Funds;
                      Additional Information About Alliance
                      Premier Growth Fund, Inc. ("Premier Growth
                      Fund").

   6. ..............  Comparison of Investment Objectives and
                      Policies; Information About the Funds;
                      Additional Information About Alliance
                      Counterpoint Fund ("Counterpoint Fund").

   7. ..............  Voting Information.

   8. ..............  Inapplicable.

   9. ..............  Inapplicable.


Item of Part B               Location in Statement
of Form N-14                 of Additional Information
______________               _________________________

  10. ..............  Cover Page.

  11. ..............  Cover Page.

  12. ..............  Statement of Additional Information of
                      Premier Growth Fund dated February 1, 1995
                      (as amended as of January 19, 1996);
                      Additional Information About the Funds.

  13. ..............  Inapplicable.

  14. ..............  Report of Independent Accountants and
                      financial statements of Premier Growth Fund as of November 30, 1995; Report of Independent Auditors and financial statements of Counterpoint Fund as of September 30, 1995; unaudited pro forma combined financial information as of November 30, 1995.















































00250227.AF3

LOGO                                                  ALLIANCE COUNTERPOINT FUND
--------------------------------------------------------------------------------
1345 Avenue of the Americas, New York, New York 10105
January 22, 1996

--------------------------------------------------------------------------------

To the Shareholders of Alliance Counterpoint Fund (the "Fund"):

  The accompanying Notice of Special Meeting of Shareholders and Prospectus/Proxy Statement present to the Fund's shareholders a proposal, to be considered at a Special Meeting of Shareholders on February 29, 1996, for the Fund's assets to be acquired by Alliance Premier Growth Fund, Inc. ("Premier Growth Fund"), an open-end investment company also managed by Alliance Capital Management L.P. ("Alliance"). As the Prospectus/Proxy Statement is long and detailed, your Fund's Trustees thought it desirable to summarize the proposal that the Trustees are recommending for your approval.

  Premier Growth Fund, which has had a significantly better performance record and a lower expense ratio than the Fund, seeks long-term growth of capital by investing predominantly in the equity securities of a limited number of large, carefully selected, high-quality U.S. companies that Alliance believes are likely to achieve superior earnings growth. Your Fund's Trustees have given full and careful consideration to the proposed acquisition, as well as to potential alternatives, and have concluded that the acquisition is in the best interests of the Fund and its shareholders. ACCORDINGLY, YOUR TRUSTEES RECOMMEND THAT YOU VOTE TO APPROVE THE PROPOSAL.

  If the acquisition of the Fund's assets by Premier Growth Fund is approved by shareholders at the February 29th meeting, the acquisition is expected to occur within the following two weeks. At that time, each shareholder of the Fund will receive, in exchange for his or her Class A, Class B or Class C shares of the Fund, shares of the same class of Premier Growth Fund equal in net asset value at the close of business on the date of the exchange to the total net asset value of the shareholder's shares of the Fund.

  Shareholders will not be assessed any sales charge or other fee in connection with the proposed acquisition. No gain or loss will be recognized by shareholders of the Fund as a result of the transfer of the Fund's assets to Premier Growth Fund and the subsequent distribution of Premier Growth Fund shares to shareholders in exchange for their shares of the Fund.

  We would welcome your attendance at the Special Meeting of Shareholders. If you are unable to attend, please sign, date and return the enclosed proxy card promptly in order to spare the Fund additional proxy solicitation expenses.

                                          Sincerely,

                                          John D. Carifa
                                           Chairman of the Trustees

LOGO                                                  ALLIANCE COUNTERPOINT FUND

--------------------------------------------------------------------------------
1345 Avenue of the Americas, New York, New York 10105
Toll Free (800) 733-8481.

--------------------------------------------------------------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         OF ALLIANCE COUNTERPOINT FUND

To the Shareholders of Alliance Counterpoint Fund:

  A Special Meeting of the Shareholders of Alliance Counterpoint Fund ("Counterpoint Fund") will be held at 1345 Avenue of the Americas, 33rd Floor, New York, New York 10105 on February 29, 1996 at 11:00 a.m. (the "Meeting"), for the following purposes:

  1. To approve an Agreement and Plan of Reorganization and Liquidation providing for the transfer of all the assets and all the liabilities of Counterpoint Fund in exchange for shares of Alliance Premier Growth Fund, Inc., the distribution of such shares to shareholders of Counterpoint Fund in liquidation of Counterpoint Fund and the subsequent dissolution of Counterpoint Fund; and

  2. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

  The Trustees have fixed the close of business on January 8, 1996 as the record date for determination of those shareholders entitled to notice of, and to vote at, the Meeting or any adjournment thereof. The enclosed proxy is being solicited on behalf of the Trustees. Each shareholder who does not expect to attend in person is requested to complete, date, sign and promptly return the enclosed form of proxy.

                                          By Order of the Trustees,

                                          Edmund P. Bergan, Jr.
                                           Secretary

New York, New York
January 22, 1996

 THE TRUSTEES OF COUNTERPOINT FUND RECOMMEND APPROVAL OF THE AGREEMENT AND PLAN
                       OF REORGANIZATION AND LIQUIDATION

--------------------------------------------------------------------------------

                             YOUR VOTE IS IMPORTANT
  PLEASE INDICATE YOUR VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD, SIGN AND DATE IT, AND RETURN IT IN THE ENVELOPE PROVIDED, WHICH NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. IN ORDER TO SAVE COUNTERPOINT FUND ANY ADDITIONAL EXPENSE OF FURTHER SOLICITATION, PLEASE MAIL YOUR PROXY PROMPTLY.
--------------------------------------------------------------------------------
(R)This is a registered service mark used under license from the owner, Alliance Capital Management L.P.

                          PROSPECTUS/PROXY STATEMENT
                           ACQUISITION OF THE ASSETS
                         OF ALLIANCE COUNTERPOINT FUND
                         1345 AVENUE OF THE AMERICAS,
                           NEW YORK, NEW YORK 10105,
                                1-800-733-8481

                               ----------------
                         BY AND IN EXCHANGE FOR SHARES
                     OF ALLIANCE PREMIER GROWTH FUND, INC.
                         1345 AVENUE OF THE AMERICAS,
                           NEW YORK, NEW YORK 10105,
                                1-800-221-5672
                               JANUARY 22, 1996

                               ----------------

                                 INTRODUCTION

  This Prospectus/Proxy Statement relates to the solicitation of shareholder approval for the proposed transfer of all the assets and all the liabilities of Alliance Counterpoint Fund ("Counterpoint Fund") to Alliance Premier Growth Fund, Inc. ("Premier Growth Fund") in exchange for shares of Class A, Class B and Class C common stock of Premier Growth Fund. Following the exchange, Class A, Class B and Class C shares of Premier Growth Fund will be distributed to the shareholders of Counterpoint Fund in liquidation of Counterpoint Fund. As a result of the proposed transaction, each holder of Class A, Class B or Class C shares of Counterpoint Fund will receive that number of full and fractional shares of the corresponding class (i.e., Class A, Class B and Class C, as the case may be) of Premier Growth Fund equal in net asset value at the close of business on the date of the exchange to the net asset value of the holder's Class A, Class B or Class C shares of Counterpoint Fund.

  It is anticipated that the proposed transaction will result in substantial benefits to the shareholders of Counterpoint Fund in that it will enable them to acquire an investment in a fund with an investment objective that is identical to the primary investment objective of Counterpoint Fund and that has a substantially lower expense ratio and significantly better historical performance than Counterpoint Fund. Like the Class A, Class B and Class C shares of Counterpoint Fund, the Class A shares of Premier Growth Fund are sold subject to an initial sales charge and, in some cases, a contingent deferred sales charge upon redemption, the Class B shares of Premier Growth Fund are sold subject to a contingent deferred sales charge upon most redemptions within four years of purchase and the Class C shares of Premier Growth Fund are sold without the imposition of a sales charge either at the time of purchase or upon redemption. The proposed transaction will be effected at net asset value without the imposition of any sales charges or other fees.

  Premier Growth Fund is an open-end management investment company organized as a Maryland corporation. The investment objective of Premier Growth Fund, which is identical to the primary objective of Counterpoint Fund, is to seek long-term growth of capital. Premier Growth Fund pursues its investment objective by investing predominantly in the equity securities of a limited number of large, carefully selected, high-quality U.S. companies that are judged likely to achieve superior earnings growth.

  Counterpoint Fund intends to sell securities prior to the proposed acquisition to the extent desirable from the perspective of Premier Growth Fund's portfolio. Purchases of portfolio securities by Counterpoint Fund prior to the proposed acquisition will be consistent with the investment objectives and policies of both Counterpoint Fund and Premier Growth Fund. Consequently, it is expected that Counterpoint Fund's portfolio turnover rate will increase approximately 40% to 50% and, in addition, Counterpoint Fund will realize significant capital gains and will incur related transaction costs.

                       THE TRUSTEES OF COUNTERPOINT FUND
                      RECOMMEND APPROVAL OF THE AGREEMENT
                  AND PLAN OF REORGANIZATION AND LIQUIDATION

  This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about Premier Growth Fund that a prospective investor should know before returning the enclosed proxy card. This Prospectus/Proxy Statement is accompanied by the Prospectus of The Alliance Stock Funds dated November 1, 1995 (the "Stock Funds Prospectus"), which includes information concerning Premier Growth Fund and the Annual Report of Premier Growth Fund as of and for the fiscal year ended November 30, 1995 (the "Premier Growth Fund Annual Report"). The information in the Stock Funds Prospectus pertaining to Premier Growth Fund is incorporated herein by reference. A Statement of Additional Information dated January 22, 1996 (the "Supplementary Information"), which provides a further discussion of certain matters discussed herein, as well as additional matters, including information about Premier Growth Fund and Counterpoint Fund, has been filed with the Securities and Exchange Commission (the "Commission") and is also incorporated herein by reference. A Statement of Additional Information of Premier Growth Fund dated February 1, 1995 (as amended as of January 19, 1996) has been filed with the Commission as part of the Supplementary Information and is further incorporated by reference herein. Copies of the Supplementary Information may be obtained without charge by writing to Alliance Fund Services, Inc., the transfer agent of Premier Growth Fund, at P.O. Box 1520, Secaucus, New Jersey 07096, or by calling the transfer agent toll-free at 1-800-221-5672.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   SYNOPSIS

  This synopsis is qualified by reference to the more complete information contained elsewhere in this Prospectus/Proxy Statement, the Stock Funds Prospectus, the Premier Growth Fund Annual Report and the Agreement and Plan of Reorganization and Liquidation attached hereto as Exhibit A. Premier Growth Fund and Counterpoint Fund are sometimes individually referred to herein as a "Fund" and collectively as the "Funds."

  PROPOSED TRANSACTION. At the special meeting held on November 28, 1995, the Trustees of Counterpoint Fund, including the Trustees who are not "interested persons" of Counterpoint Fund (the "Independent Trustees") within the meaning of the Investment Company Act of 1940 (the "1940 Act"), approved an Agreement and Plan of Reorganization and Liquidation (the "Plan") between Counterpoint Fund and Premier Growth Fund providing for the transfer of all the assets of Counterpoint Fund to Premier Growth Fund and the assumption by Premier Growth Fund of all the liabilities of Counterpoint Fund in exchange for Class A, Class B and Class C shares of Premier Growth Fund, and the distribution of the Class A, Class B and Class C shares of Premier Growth Fund to shareholders of Counterpoint Fund in liquidation of Counterpoint Fund (the "Transaction"). The aggregate net asset value of the Class A, Class B and Class C shares of Premier Growth Fund issued in the Transaction will equal the aggregate net asset value of the Class A, Class B and Class C shares, respectively, of Counterpoint Fund then outstanding.

  As a result of the Transaction, each holder of Class A, Class B or Class C shares of Counterpoint Fund will receive that number of full and fractional Class A, Class B or Class C shares of Premier Growth Fund equal in net asset value at the close of business on the date of the exchange to the net asset value of such holder's Class A, Class B or Class C shares of Counterpoint Fund. The Transaction will be effected at net asset value without the imposition of any sales charges or other fees.

  The Trustees of Counterpoint Fund have determined that the interests of existing shareholders of Counterpoint Fund would not be diluted as a result of the Transaction, concluded that the Transaction would be in the best interests of Counterpoint Fund and the shareholders of Counterpoint Fund and recommend approval of the Transaction. Approval of the Plan and the Transaction will require the affirmative vote of the holders of a majority of the outstanding shares of Counterpoint Fund. The expenses incurred in connection with the Transaction, other than the expenses incurred by Counterpoint Fund through the time of the closing of the Transaction as a result of the portfolio realignment to be made in anticipation of the Transaction, and the cost of valuing certain illiquid securities of Counterpoint Fund, will be borne by Alliance Capital Management L.P., the investment adviser to each of the Funds ("Alliance"). The portfolio realignment is discussed in greater detail under "Information about the Transaction--Portfolio Transactions by Counterpoint Fund."

  The Transaction is expected to occur shortly following shareholder approval thereof. However, the Plan may be terminated at any time prior to the closing of the Transaction by either Fund, whether or not shareholder approval has been obtained, if the conditions precedent to that Fund's obligations under the Plan have not been satisfied or if the Trustees of Counterpoint Fund or the Directors of Premier Growth Fund, as the case may be, determine that proceeding with the Plan would not be in the best interests of that Fund's shareholders. Unless the Funds agree in writing, the Plan shall terminate, without liability to any party, as of the close of business on February 28, 1997 if the closing of the Transaction is not held on or prior to such date.

  TAX CONSEQUENCES OF THE TRANSACTION. No gain or loss will be recognized by Premier Growth Fund, Counterpoint Fund or the shareholders of Counterpoint Fund as a result of the Transaction. The aggregate tax basis of the shares of each class of Premier Growth Fund received by a Counterpoint Fund shareholder will be the same as the aggregate tax basis of the shareholder's shares of the corresponding class of Counterpoint Fund, and the holding period of the shares of each class of Premier Growth Fund received by a Counterpoint Fund shareholder will include the holding period of the shares of the corresponding class of Counterpoint Fund held by the shareholder, provided that such shares are held as capital assets by the Counterpoint Fund shareholder at the time of the Transaction. The holding period and tax basis of each asset of Counterpoint Fund in the hands of Premier Growth Fund as a result of the Transaction will be the same as the holding period and tax basis of each such asset in the hands of Counterpoint Fund prior to the Transaction. The foregoing tax information is based on an opinion of Seward & Kissel, counsel to each Fund. An opinion of counsel is not binding on the Internal Revenue Service. See "Information about the Transaction--Federal Income Tax Consequences of the Transaction" below.

  Prior to the Transaction, Counterpoint Fund intends to sell portfolio securities to the extent desirable from the perspective of the portfolio of Premier Growth Fund. It is expected that Counterpoint Fund will realize substantial capital gains as a result of these transactions. Counterpoint Fund also intends, prior to the Transaction, to declare and pay a special dividend to its shareholders of record as of a date prior thereto.

  INVESTMENT OBJECTIVE AND POLICIES. While the investment objective of Premier Growth Fund is identical to the primary investment objective of Counterpoint Fund, the Funds' investment policies are different. Each Fund seeks long-term capital appreciation. Counterpoint Fund has a secondary objective of seeking current income; Premier Growth Fund does not have a secondary objective. The investment policies of Premier Growth Fund and Counterpoint Fund are discussed in detail below under "Comparison of Investment Objectives and Policies."

  ADVISORY AND DISTRIBUTION FEES. Under an investment advisory agreement with Alliance dated September 17, 1992, Premier Growth Fund pays monthly to Alliance a fee at the annualized rate of 1.00% of the average daily value of the Fund's net assets. Under an investment advisory agreement with Alliance dated July 22, 1992, Counterpoint Fund pays monthly to Alliance a fee at the annualized rate of .75% of the average daily value of the Fund's net assets. The advisory fee paid by each Fund is higher than the management fees paid by most other investment companies, but Alliance believes each fee is comparable to those paid by most other investment companies of similar investment orientation. Although the advisory fee paid by Premier Growth Fund is higher than that of Counterpoint Fund, the overall expense ratio of Premier Growth Fund is substantially lower than that of Counterpoint Fund. See "Reasons for the Transaction."

  Premier Growth Fund has entered into a Distribution Services Agreement that incorporates a distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act (a "Rule 12b-1 plan") with Alliance Fund Distributors, Inc. ("AFD"). AFD is the principal underwriter of Premier Growth Fund's shares and an indirect wholly-owned subsidiary of Alliance. Pursuant to its Rule 12b-1 plan, to reimburse AFD for distribution expenses, Premier Growth Fund pays to AFD a Rule 12b-1 distribution services fee at an annual rate that may not exceed, on an annualized basis, .50% of the aggregate average daily net assets of the Fund attributable to Class A shares and 1.00% of the aggregate average daily net assets of the Fund attributable to each of the Class B and Class C shares for distribution services. The Directors of Premier Growth Fund currently limit payments under the Rule 12b-1 plan with respect to Class A shares sold after November 1993 to .30% of the Fund's aggregate average daily net assets attributable to such shares. Counterpoint Fund also has entered into a Distribution Services Agreement that incorporates a Rule 12b-1 plan with AFD, the Fund's principal underwriter. Pursuant to its Rule 12b-1 plan, to reimburse AFD for distribution expenses, Counterpoint Fund pays to AFD a Rule 12b-1 distribution services fee at an annual rate that may not exceed .30% of Counterpoint Fund's aggregate average daily net assets attributable to Class A shares and 1.00% of the aggregate average daily net assets of the Fund attributable to each of the Class B and Class C shares for distribution services. Each Rule 12b-1 plan provides that a portion of the distribution services fee in an amount not to exceed .25% of the aggregate average daily net assets of the Fund attributable to each class of shares constitutes a service fee used for personal service and/or the maintenance of shareholder accounts.

  Alliance Fund Services, Inc., an affiliate of Alliance, provides transfer agency and shareholder services to both Premier Growth Fund and Counterpoint Fund.

  DIVIDENDS AND DISTRIBUTIONS. The dividend and distribution policies of the Funds are the same. The Funds have no fixed dividend rates. It is the intention of each Fund to distribute each fiscal year all of its net investment income and net realized capital gains, if any, for such year.

  There is no sales or other charge in connection with the reinvestment of dividends and capital gains distributions of the Funds. Each Fund permits its shareholders to make an election to receive dividends and distributions in cash or in full or fractional shares of that Fund.

  PURCHASE PROCEDURES AND EXCHANGE PRIVILEGES. The purchase procedures and exchange privileges of the Funds are substantially the same. Under a multiple pricing structure, each Fund offers investors the choice of purchasing its shares subject to either a front-end sales charge, as Class A shares, a contingent deferred sales charge, as Class B shares, or without any initial or contingent deferred sales charge, as Class C shares. Purchases of Class A shares of each Fund of $1,000,000 or more are not subject to an initial sales charge but may be subject to a contingent deferred sales charge under certain circumstances. The sales charges on the Class A and Class B shares, respectively, of each Fund are identical. The sales charges do not apply to shares acquired through the reinvestment of dividends or distributions. No sales charges or other fees will be assessed to shareholders of Counterpoint Fund in connection with the Transaction.

  The Funds offer identical programs whereby the sales charge on Class A shares of a Fund may be eliminated or reduced, except that Counterpoint Fund may sell its Class A shares at net asset value (i.e., without any initial sales charge) and without any contingent deferred sales charge to persons who were shareholders of Counterpoint Fund before the commencement of sales of shares of the Fund subject to a sales charge. Those shareholders also will be eligible to purchase Class A shares of Premier Growth Fund at net asset value and without any contingent deferred sales charge.

  As indicated above, Class B shares of each Fund are subject to a contingent deferred sales charge imposed on most redemptions made within four years of purchase. Class B shares convert into Class A shares eight years after purchase, in the case of Counterpoint Fund, and six years after purchase, in the case of Premier Growth Fund. Class B shares of Premier Growth Fund distributed in the Transaction will remain subject to the Counterpoint Fund eight-year conversion schedule. Therefore, those shares will automatically convert to Class A shares of Premier Growth Fund eight years following the date of the original purchase of the corresponding Class B shares of Counterpoint Fund. Class B shares of

Premier Growth Fund that are not acquired in the Transaction, but are purchased in accordance with the Stock Funds Prospectus, will automatically convert to Class A shares of Premier Growth Fund after six years.

  The minimum initial investment in each Fund is $250 and the minimum for subsequent investments is $50, except in certain instances as described in the Stock Funds Prospectus. See "Purchase and Sale of Shares--How to Buy Shares" in the Stock Funds Prospectus.

  Shares of each Fund may be exchanged for shares of the same class of certain other open-end investment companies managed by Alliance, including AFD Exchange Reserves, a money market fund managed by Alliance ("Alliance Mutual Funds"). See "Purchase and Sale of Shares--How to Exchange Shares" in the Stock Funds Prospectus. Exchanges of shares are made at the relative net asset values next determined, without sales or service charges.

  REDEMPTION PROCEDURES. The redemption procedures of the Funds are the same. Shares of each Fund may be redeemed, either directly or through a broker-dealer, bank or other financial intermediary, on any day the New York Stock Exchange is open for trading. Shares are redeemed at net asset value next calculated after a Fund receives a redemption request in proper form and, except with respect to certain purchases of Class A shares of $1,000,000 or more redeemed within one year of purchase and purchases of Class B shares redeemed within four years of purchase, without any contingent deferred sales charges. Class A and Class B shares will continue to age without regard to the Transaction for purposes of determining the contingent deferred sales charge, if any, upon redemption. Proceeds of a redemption generally are sent within seven days. See "Purchase and Sale of Shares--How to Sell Shares" in the Stock Funds Prospectus.

                                   FEE TABLE

  The table below sets forth information with respect to shares of Premier Growth Fund and shares of Counterpoint Fund as well as pro forma information for shares of Premier Growth Fund after giving effect to the Transaction. The table was prepared by Alliance based on the net asset, fee and expense levels of the Funds as of November 30, 1995. Because certain of the expenses of Premier Growth Fund are relatively fixed, the percentage amounts of "Other Expenses" and "Total Fund Operating Expenses" for Premier Growth Fund following the Transaction would be greater than those shown below to the extent its assets were less than those shown under "Information about the Transaction--Capitalization" below.

                                                             PRO FORMA COMBINED
                                                                 FUND (I.E.
                                                                  SHARES OF
                               SHARES OF      SHARES OF      PREMIER GROWTH FUND
                                PREMIER      COUNTERPOINT       FOLLOWING THE
                              GROWTH FUND        FUND           TRANSACTION)
                              -----------    ------------    -------------------
Shareholder Transaction Ex-
 penses
 Sales Load (as a percentage
  of offering price)
  Class A....................       4.25%(a)       4.25%(a)            4.25%(a)
  Class B and Class C........        None           None                None
 Sales Charge Imposed on Div-
  idend Reinvestments........        None           None                None
 Deferred Sales Load (as per-
  centage of original
  purchase price or redemp-
  tion proceeds,
  whichever is lower)
  Class A....................        None(a)        None(a)             None(a)
  Class B....................        4.0%           4.0%                4.0%
                               during the     during the          during the
                              first year,    first year,         first year,
                               decreasing     decreasing          decreasing
                                     1.0%           1.0%                1.0%
                                 annually       annually            annually
                                after the      after the           after the
                                   fourth         fourth              fourth
                                     year(b)        year(b)             year(b)
  Class C....................        None           None                None
 Redemption Fees (as percent-
  age of amount redeemed)....        None           None                None
 Exchange Fee................        None           None                None
Annual Fund Operating Ex-
 penses
 Management Fees
  Class A....................       1.00%           .75%               1.00%
  Class B....................       1.00%           .75%               1.00%
  Class C....................       1.00%           .75%               1.00%
 12b-1 Fees
  Class A....................        .37%           .30%                .35%
  Class B....................       1.00%          1.00%               1.00%
  Class C....................       1.00%          1.00%               1.00%
 Other Expenses (c)
  Class A....................        .38%          1.17%                .31%
  Class B....................        .43%          1.19%                .32%
  Class C....................        .42%          1.19%                .31%
                              -----------    -----------         -----------
 Total Fund Operating Ex-
  penses
  Class A....................       1.75%          2.22%               1.66%
  Class B....................       2.43%          2.94%               2.32%
  Class C....................       2.42%          2.94%               2.31%
                              ===========    ===========         ===========

--------
(a) Purchases of Class A shares of $1,000,000 or more are not subject to an initial sales charge but may be subject to a 1% deferred sales charge on redemptions made within one year of purchase. See "Purchase and Sale of Shares--How to Buy Shares" in the Stock Funds Prospectus.
(b) Class B shares automatically convert to Class A shares six years after purchase, in the case of Premier Growth Fund, and eight years after purchase, in the case of Counterpoint Fund. Class B shares of Premier Growth Fund distributed in the Transaction will automatically convert to Class A shares eight years following the respective dates of the original purchases of the Class B shares of Counterpoint Fund exchanged in the Transaction. Class B shares of Premier Growth Fund that are not acquired in the Transaction, but are purchased in accordance with the Stock Funds Prospectus, will automatically convert to Class A shares of Premier Growth Fund after six years.
(c) These expenses include a transfer agency fee payable to Alliance Fund Services, Inc., an affiliate of Alliance, based on a fixed dollar amount charged to the Fund for each shareholder's account.

EXAMPLE

  The Example below shows the cumulative expenses attributable to a $1,000 investment in shares of Premier Growth Fund, shares of Counterpoint Fund and shares of the pro forma combined fund for the periods specified.

                                               1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                               ------ ------- ------- --------
Premier Growth Fund
 Class A.....................................   $60    $ 95    $133     $240
 Class B(a)..................................   $65    $ 96    $130     $244(b)
 Class B(c)..................................   $25    $ 76    $130     $244(b)
 Class C.....................................   $25    $ 75    $129     $276
Counterpoint Fund
 Class A.....................................   $64    $109    $156     $287
 Class B(a)..................................   $70    $111    $155     $301(d)
 Class B(c)..................................   $30    $ 91    $155     $301(d)
 Class C.....................................   $30    $ 91    $155     $326
Pro Forma Combined Fund (i.e., shares of Pre-
 mier Growth Fund
 received in the Transaction)
 Class A.....................................   $59    $ 93    $129     $231
 Class B(a)..................................   $64    $ 92    $124     $249(e)
 Class B(c)..................................   $24    $ 72    $124     $249(e)
 Class C.....................................   $23    $ 72    $124     $265

--------
(a) Assumes redemption at end of period.
(b) Assumes Class B shares convert to Class A shares after six years.
(c) Assumes no redemption at end of period.
(d) Assumes Class B shares convert to Class A shares after eight years.
(e) Assumes Class B shares distributed in the Transaction convert to Class A shares after eight years.

  The purpose of the foregoing table is to assist the investor in understanding the various costs and expenses that an investor in a Fund will bear directly or indirectly. Long-term holders of shares of a Fund may pay aggregate sales charges totaling more than the economic equivalent of the maximum initial sales charges permitted by the Rules of Fair Practice of the National Association of Securities Dealers, Inc. The Example above assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Commission regulations. The Example is not to be considered representative of past or future expenses; actual expenses may be greater or less than those shown. Except as noted in the Example, the cumulative expenses attributable to the hypothetical investment are the same whether or not redemption at the end of the respective periods is assumed.

                          REASONS FOR THE TRANSACTION

  At the November 28, 1995 Special Meeting of the Trustees of Counterpoint Fund, Alliance recommended to the Trustees that they approve and recommend to the shareholders of Counterpoint Fund for their approval a combination of Counterpoint Fund with Premier Growth Fund by means of a tax-free acquisition of all the assets and assumption of all the liabilities of Counterpoint Fund by Premier Growth Fund in exchange for shares of Premier Growth Fund, which shares would then be distributed to the shareholders of Counterpoint Fund in liquidation of Counterpoint Fund. The Trustees accepted Alliance's recommendation, concluded that the Transaction and the Plan would be in the best interests of Counterpoint Fund and its shareholders and recommended that the shareholders approve the proposed Transaction.

  Alliance made its recommendation to the Trustees because of the lack of success of Counterpoint Fund from the retail sales standpoint, the substantial decrease in Counterpoint Fund's assets due to the net redemption of shares of Counterpoint Fund that has occurred since 1992, Premier Growth Fund's substantially lower expense ratio and the substantially better performance of Premier Growth Fund. A decrease in the assets of a fund is generally a concern for that fund and its shareholders because the growth of assets generally results in economies of scale that can benefit shareholders by spreading the fixed expenses of the fund over a larger asset base, thereby reducing the fund's expense ratio. In addition, there are portfolio management benefits when a fund is growing rather than shrinking. In formulating its recommendation to the Trustees, Alliance proposed to the Trustees the acquisition of all of the assets and liabilities of Counterpoint Fund by Premier Growth Fund which, Alliance noted, has a lower expense ratio, a better performance record and a greater asset level than Counterpoint Fund. Alliance further noted the investment styles of the Funds, their investment objectives and policies and that they are both managed by Alliance's Large Cap Growth Group. Alliance also noted that there is a substantial degree of similarity between the investment portfolios of the two Funds.

  In reaching its decision to recommend shareholder approval of the Transaction, the Trustees considered the foregoing and a number of other factors. The Trustees reviewed the expense ratios of the Funds as of October 31, 1995, which, on an annualized basis, were 2.20% for the Class A shares and 2.90% for the Class B and Class C shares of Counterpoint Fund, and 1.84% for the Class A shares, 2.48% for the Class B shares and 2.47% for the Class C shares of Premier Growth Fund. The Trustees also reviewed a summary of the preliminary pro forma operating expenses covering the same time period of the Class A shares of the combined entity resulting from the Transaction. That summary indicated that, at current asset levels, the acquisition would result in a projected expense ratio reduction to a holder of Class A shares of Counterpoint Fund of .42%, annualized, relative to the current expense ratio of 2.20% for the Class A shares. Alliance indicated that Class B and Class C shareholders would realize similar expense ratio reductions from the acquisition. In addition, the Trustees considered the comparative investment performance of the Class A shares of each Fund, noting Premier Growth Fund's total return was 49.94% for the period from January 1, 1995 to October 31, 1995
(annualized) and 32.18% for the one-year period ended October 31, 1995 and its average annual total return was 15.97% for the three-year period ended October 31, 1995 and 16.08% for the period from commencement of operations (September 28, 1992) to November 28, 1995, while Counterpoint Fund's total return was 22.27% for the period from January 1, 1995 to October 31, 1995 (annualized) and 21.92% for the one-year period ended October 31, 1995 and its average annual total return was 10.41% for the three-year period ended October 31, 1995 and 14.08% for the period from commencement of operations (February 28, 1985) to November 28, 1995.

  The Trustees also considered, among other things: (i)the terms and conditions of the Transaction; (ii) whether the Transaction would result in the dilution of shareholders' interests; (iii) the investment objectives, policies and strategies of each of the Funds; (iv) the effect of the anticipated realignment of the investment holdings of Counterpoint Fund, including the associated brokerage costs and the resulting tax consequences in connection with disposing of portfolio holdings prior to the closing of the Transaction; (v) the fact that the advisory fee paid by Premier Growth Fund is higher than that paid by Counterpoint Fund; (vi) the fact that the Rule 12b-1 fee paid with respect to Class A shares by Premier Growth Fund is higher than that paid with respect to Class A shares by Counterpoint Fund; (vii) the fact that Alliance will bear the expenses incurred by the Funds in connection with the Transaction other than the expenses incurred by Counterpoint Fund as a result of the portfolio realignment made in anticipation of the Transaction and the cost of valuing certain illiquid securities of Counterpoint Fund;
(viii) the benefits of the Transaction to persons other than Counterpoint Fund; (ix) the fact that the Agreement provides Premier Growth Fund will assume all the liabilities of Counterpoint Fund; (x) the expected federal income tax consequences of the Transaction; (xi) the historical and pro forma information referred to above; and (xii) whether the acquisition of Counterpoint Fund by Premier Growth Fund was preferable to an acquisition by other potential acquirers, including funds that are not sponsored by Alliance.

  During their consideration of the Transaction, the Independent Trustees met with the other Trustees as well as separately with independent legal counsel regarding the legal issues involved. Based on the factors described above, the Trustees determined that the Transaction would be in the best interests of Counterpoint Fund and the shareholders of Counterpoint Fund and would not result in dilution of shareholders' interests, and recommended that the shareholders of Counterpoint Fund approve the proposed Transaction.

               COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

  While the investment objective of Premier Growth Fund is identical to the primary investment objective of Counterpoint Fund, the Funds' investment policies are different. Both Funds seek long-term growth of capital through investment in equity securities. Counterpoint Fund, secondarily, seeks current income. Premier Growth Fund pursues its objective by investing predominantly in the equity securities of a limited number of large, carefully selected, high-quality U.S. companies that are judged likely to achieve superior earnings growth. Counterpoint Fund pursues its objectives by investing principally in price-depressed, undervalued or out-of-favor equity securities. There can be no assurance that either Fund will achieve its investment objective. The value of each Fund's shares will fluctuate with the value of the underlying securities in its portfolio.

  While investing in many of the same types of securities, the Funds' investment strategies differ in certain respects. Alliance's investment strategy for Premier Growth Fund emphasizes stock selection and investment in the securities of a limited number of issuers. Normally, about 40 companies will be represented in Premier Growth Fund's portfolio, with the 25 most highly regarded of these companies usually constituting approximately 70% of the Fund's net assets. The Fund is thus atypical from most equity mutual funds in its focus on a relatively small number of intensively researched companies and is designed for those seeking to accumulate capital over time with less volatility than that associated with investment in smaller companies.

  Counterpoint Fund follows a flexible investment policy which allows it to shift among equity alternatives depending on such factors as relative growth rates, normalized price-earnings ratios and yields. It selects securities based on fundamental business and financial factors (e.g., financial strength, book values, asset values, earnings and dividends) and reasonable current valuations (weighing the factors against market prices) and focuses on the relationship of a company's earning power and dividend payout to the price of its stock. The Fund's investment strategy can be characterized as unconventional or "contrarian" in that its holdings often have relatively low normalized price-earnings ratios and, when purchased, are often believed by Alliance to be overlooked or undervalued in the market place.

  Each Fund may invest up to 15% of its total assets in foreign securities, which, in the case of Premier Growth Fund, are issued by foreign issuers whose common stocks are eligible for purchase by it. Neither Fund concentrates its investments in a single or particular industry.

  The investment policies of each of Premier Growth Fund and Counterpoint Fund are described more fully below. Detailed descriptions of the Funds' investment policies and restrictions and the risks associated with investments in the Funds are contained in the Stock Funds Prospectus and their Statements of Additional Information.

PREMIER GROWTH FUND

  As a fundamental policy, which may not be changed without the approval of shareholders (a "fundamental policy"), Premier Growth Fund normally invests at least 85% of its total assets in the equity securities of U.S. companies. In addition, Premier Growth Fund may invest up to 20% of its net assets in convertible securities of companies whose common stocks are eligible for purchase by it.

  In managing the Fund, Alliance seeks to utilize market volatility judiciously (assuming no change in company fundamentals), striving to capitalize on apparently unwarranted price fluctuations, both to purchase or increase positions on weakness and to sell or reduce overpriced holdings. Premier Growth Fund normally remains nearly fully invested and does not take significant cash positions for market timing purposes. During market declines, while adding to positions in favored stocks, the Fund becomes somewhat more aggressive, gradually reducing the number of companies represented in its portfolio. Conversely, in rising markets, while reducing or eliminating fully valued positions, the Fund becomes somewhat more conservative, gradually increasing the number of companies represented in its portfolio. Alliance thus seeks to gain positive returns in good markets while providing some measure of protection in poor markets.

  Premier Growth Fund may invest up to 20% of its net assets in convertible securities of companies whose common stocks are eligible for purchase by it. Convertible securities include bonds, debentures, corporate notes and preferred stocks that are convertible at a stated exchange rate into common stock.

As with all debt securities, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline.

  Alliance expects the average market capitalization of companies represented in the Fund's portfolio normally to be in the range, or in excess, of the average market capitalization of the "S&P 500" (the Standard & Poor's 500 Composite Stock Price Index).

COUNTERPOINT FUND

  Counterpoint Fund invests in companies experiencing poor operating results, which may include companies whose earnings have been severely depressed by unfavorable operating conditions or special competitive or product obsolescence problems, if it believes that they will react positively to changing economic conditions or will restructure or take other actions to overcome adversity. Counterpoint Fund invests in listed and unlisted securities, and will invest in any company and industry and in any type of security that may help it achieve its objectives. While its investment strategy normally emphasizes equity securities, the Fund also invests in fixed-income securities when such investments can provide capital growth, such as when interest rates decline, and to generate income.

ADDITIONAL INVESTMENT POLICIES

  For additional information regarding the use, risks and costs associated with the investment practices and policies identified below, see "Description of the Funds--Additional Investment Practices" in the Stock Funds Prospectus.

  DIVERSIFICATION. Although Premier Growth Fund is a non-diversified investment company, it intends to comply with the investment diversification standards of the Internal Revenue Code of 1986, as amended, in order to qualify to be taxed as a "regulated investment company." To so qualify, among other requirements, the Fund will limit its investments so that, at the close of each quarter of the taxable year, (i) not more than 25% of the Fund's total assets will be invested in the securities of a single issuer and (ii) with respect to 50% of its total assets, not more than 5% of its total assets will be invested in the securities of a single issuer and the Fund will not own more than 10% of the outstanding voting securities of a single issuer. An investment in a non-diversified investment company may, under certain circumstances, present greater risk to an investor than an investment in a diversified investment company.

  In contrast, Counterpoint Fund is a diversified investment company. As a fundamental policy, Counterpoint Fund may not purchase the securities of any one issuer, other than the U.S. Government or any of its agencies or instrumentalities, if immediately after such purchase more than 5% of the value of its total assets would be invested in such issuer or the Fund would own more than 10% of the outstanding voting securities of such issuer, except that up to 25% of the value of the Fund's total assets may be invested without regard to such 5% and 10% limitations.

  BORROWING. The Funds' fundamental investment policies with respect to borrowing are similar. Each Fund has a fundamental investment policy prohibiting the borrowing of money except for temporary or emergency purposes. Premier Growth Fund may borrow in an amount not exceeding 5% of the value of its total assets at the time the borrowing is made. Borrowing in the aggregate by

Counterpoint Fund may not exceed 15%, and borrowing for purposes other than meeting redemptions may not exceed 5% of its total assets at the time the borrowing is made.

  FIXED-INCOME SECURITIES. While Counterpoint Fund's investment strategy normally emphasizes equity securities, the Fund may also invest without limit in certain investment grade fixed-income securities. Premier Growth Fund does not invest in fixed-income securities (except to the extent that convertible securities are deemed to be fixed income securities). Each Fund may invest without limit in fixed-income securities when it assumes a temporary defensive position.

  ILLIQUID AND RESTRICTED SECURITIES. The Funds' investment policies with respect to investments in illiquid securities differ. As a non-fundamental investment policy, Premier Growth Fund may invest up to 10% of its net assets in illiquid securities and up to 5% of its net assets in restricted securities. As a fundamental policy, Counterpoint Fund may not invest more than 10% of the value of its total assets in the aggregate in illiquid securities or repurchase agreements not terminable within seven days or more than 10% of its net assets in the aggregate in restricted and not readily marketable securities. Counterpoint Fund is further limited by a non-fundamental policy that limits the Fund's investments in restricted securities and in other assets having no ready market if as a result more than 5% of its net assets would be invested in such securities.

  OPTIONS. Each Fund may write covered exchange traded call options on common stocks unless as a result the amount of its securities subject to call options would exceed 15%, in the case of Premier Growth Fund, or 5%, in the case of Counterpoint Fund, of its total assets. In addition, Premier Growth Fund may purchase and sell exchange traded call and put options on common stocks written by others, but the aggregate cost of all outstanding options purchased and held by Premier Growth Fund (including exchange traded index options) may not exceed 10% of its total assets. Writing, purchasing and selling call options are highly specialized activities and entail greater than ordinary investment risks. As fundamental investment policies, neither Fund may write put options and Counterpoint Fund may not purchase put options. However, Premier Growth Fund may purchase put options.

  STOCK INDEX FUTURES CONTRACTS. Both Funds may invest in, and their investment policies are the same with respect to, stock index futures contracts, except that Counterpoint Fund has disclosed that it has no intention of purchasing or selling stock index futures contracts during the coming year.

  WARRANTS. Premier Growth Fund may invest up to 5% of its net assets in rights or warrants, while Counterpoint Fund may invest up to 5% of its total assets in warrants.

  SECURITIES LENDING. Counterpoint Fund may lend portfolio securities equal in value to not more than 15% of its total assets. In contrast, as a fundamental policy, Premier Growth Fund may not make loans, except through the purchase of debt obligations in accordance with its investment objectives and policies.

  REPURCHASE AGREEMENTS. Counterpoint Fund may enter into repurchase agreements on certain securities. Premier Growth Fund does not have an investment policy with respect to, and therefore does not currently intend to enter into, repurchase agreements.

  REAL ESTATE. While, as fundamental investment policies, neither Fund may purchase or sell real estate (or, in the case of Counterpoint Fund, purchase or sell mortgage loans), Premier Growth Fund may purchase and sell securities of companies which deal in real estate or interests therein. Counterpoint Fund may purchase readily marketable securities of issuers which engage in real estate operations and securities which are secured by real estate or interests therein, including real estate investment trusts.

                       INFORMATION ABOUT THE TRANSACTION

  AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION. The Plan provides that upon the closing of the Transaction, Premier Growth Fund will acquire all of the assets of Counterpoint Fund and assume all the liabilities of Counterpoint Fund (whether absolute, accrued, contingent or otherwise, and whether or not determinable at the time of the closing of the Transaction) in exchange for Class A, Class B and Class C shares of Premier Growth Fund (the "Closing"). The number of full and fractional Class A shares of Premier Growth Fund to be issued to Class A shareholders of Counterpoint Fund is to be determined on the basis of the relative net asset values per share of those two classes of shares; the number of full and fractional Class B shares of Premier Growth Fund to be issued to Class B shareholders of Counterpoint Fund is to be determined on the basis of the relative net asset values per share of those two classes; and the number of full and fractional Class C shares of Premier Growth Fund to be issued to Class C shareholders of Counterpoint Fund is to be determined on the basis of the relative net asset values per share of those two classes, such values in each case to be computed as of the close of regular trading on the New York Stock Exchange next preceding the Closing. The net asset value per share for each class of shares of each Fund will be determined by dividing the assets attributable to that class, less liabilities, by the total number of the outstanding shares of that class.

  The Trustees of Counterpoint Fund have determined that the interests of the shareholders of Counterpoint Fund will not be diluted as a result of the Transaction.

  At the Closing, Counterpoint Fund will liquidate and will distribute pro rata to its shareholders of record the Class A, Class B and Class C shares of Premier Growth Fund received by Counterpoint Fund. Such liquidation and distribution will be accomplished by the establishment of an open account on the share records of Premier Growth Fund in the name of each shareholder of Counterpoint Fund and representing the respective number of full and fractional shares of Premier Growth Fund due such shareholder. Fractional Class A, Class B and Class C shares of Premier Growth Fund will be carried to the third decimal place. Simultaneously with crediting Class A, Class B and Class C shares of Premier Growth Fund to the respective Counterpoint Fund shareholders, Counterpoint Fund shares held by such shareholders will be canceled. New certificates for Premier Growth Fund's shares will be issued only upon written shareholder request, and any certificate representing shares of Premier Growth Fund to be issued in replacement of a certificate representing shares of Counterpoint Fund will be issued only upon the surrender of such latter certificate.

  Consummation of the Plan is subject to the conditions set forth therein. The Plan may be terminated and the Transaction abandoned at any time prior to the Closing, whether or not shareholder approval has been obtained, by either Fund if that Fund's Trustees or Directors, as the case may be, determine that proceeding with the Plan is not in the best interests of that Fund's shareholders, or by either party if a condition set forth in the Plan has not been fulfilled or waived by the party entitled to its benefits or if there has been a material default or breach of the Plan by the other party.

  DESCRIPTION OF SHARES OF PREMIER GROWTH FUND. Full and fractional Class A, Class B and Class C shares of Premier Growth Fund will be issued without the imposition of a sales load or other fee to the shareholders of Counterpoint Fund in accordance with the procedures described above. The Class A, Class B and Class C shares of Premier Growth Fund to be issued in the Transaction will be fully paid and nonassessable when issued and will have no preemptive or conversion rights, except that the Class B shares will convert to Class A shares after eight years. See "Synopsis--Purchase Procedures and Exchange Privileges."

  PORTFOLIO TRANSACTIONS BY COUNTERPOINT FUND. Prior to the Closing, Counterpoint Fund intends to sell its portfolio securities to the extent desirable from the perspective of the portfolio of Premier Growth Fund. Purchases of portfolio securities by Counterpoint Fund prior to the acquisition will be consistent with the investment policies and objectives of both Counterpoint Fund and Premier Growth Fund. It is expected that, as a consequence of such transactions, Counterpoint Fund will experience a portfolio turnover of approximately 40% to 50% and, in addition, will realize significant capital gains and incur related transaction costs. Counterpoint Fund also intends, prior to the Closing, to declare and pay a special dividend to its shareholders of record as of a date prior thereto.

  FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION. At the Closing, Counterpoint Fund and Premier Growth Fund will receive an opinion from Seward & Kissel, counsel to both Funds, to the effect that, on the basis of then current law and certain representations and assumptions, and subject to certain limitations, for federal income tax purposes: (i) the Transaction will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Code"), and Counterpoint Fund and Premier Growth Fund will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code; (ii) neither Counterpoint Fund pursuant to Sections 361(a) and 357(a) of the Code, nor Premier Growth Fund pursuant to
Section 1032 of the Code, will recognize any gain or loss upon the transfer of all the assets of Counterpoint Fund to Premier Growth Fund in exchange for Class A, Class B and Class C shares of Premier Growth Fund and the assumption by Premier Growth Fund of all the liabilities of Counterpoint Fund pursuant to the Transaction and upon distribution (whether actual or constructive) of shares of Premier Growth Fund to Counterpoint Fund's shareholders in exchange for their shares of Counterpoint Fund; (iii) the shareholders of Counterpoint Fund who receive shares of Premier Growth Fund pursuant to the Transaction will not recognize any gain or loss upon the exchange (whether actual or constructive) of their shares of Counterpoint Fund for shares of Premier Growth Fund pursuant to Section 354 of the Code; (iv) the aggregate tax basis of the shares of Premier Growth Fund received (whether actually or constructively) by each shareholder of Counterpoint Fund will be the same as the aggregate tax basis of the shares of Counterpoint Fund surrendered in the exchange pursuant to Section 358 of the Code; (v) the holding period of shares of Premier Growth Fund received (whether actually or constructively) by each shareholder of Counterpoint Fund will include the holding period of the shares of Counterpoint Fund which are surrendered in exchange therefor, provided that the shares of Counterpoint Fund constitute capital assets of such shareholder at the Closing pursuant to Section 1223(1) of the Code; (vi) the holding period and tax basis of each asset of Counterpoint Fund acquired by Premier Growth Fund will be the same as the holding period and tax basis which Counterpoint Fund had in each such asset immediately prior to the Transaction, pursuant to Sections 362(b) and 1223(2) of the Code; and (vii) Premier Growth Fund will succeed to the capital loss carryovers of Counterpoint Fund, if any, pursuant to Section 381 of the Code, but the use by Premier Growth Fund of any such capital loss carryovers may be subject to limitation under Section 383 of the Code. There is no intention to consult the Internal Revenue Service as to the foregoing matters.

  CAPITALIZATION. The following table shows the capitalization and net asset values per share of the common stock of each class of Counterpoint Fund and Premier Growth Fund as of November 30, 1995 and on a pro forma basis as of that date after giving effect to the proposed Transaction.

                                        PREMIER GROWTH COUNTERPOINT  PRO FORMA
                                             FUND          FUND       COMBINED
                                        -------------- ------------ ------------
Net assets.............................  $331,132,917  $44,997,639  $376,130,556
Net asset value per share
  Class A shares.......................         16.09        19.51         16.09
  Class B shares.......................         15.81        19.07         15.81
  Class C shares.......................         15.82        19.04         15.82
Shares outstanding
  Class A shares.......................     4,497,552    2,127,854     7,077,686
  Class B shares.......................    15,060,314      141,601    15,230,102
  Class C shares.......................     1,306,812       41,036     1,356,680

  UNREIMBURSED DISTRIBUTION EXPENSES. As of October 31, 1995, AFD had incurred approximately $369,497 with respect to Class B shares and $193,244 with respect to Class C shares in distribution expenses under Counterpoint Fund's Rule 12b-1 plan that had not been reimbursed pursuant to that Rule 12b-1 plan or recovered through contingent deferred sales charges or otherwise. The Directors of Premier Growth Fund have adopted a resolution providing that, in connection with the Transaction, the amount of those distribution expenses existing on the day the Transaction occurs may be defrayed from future fees paid to AFD pursuant to the Rule 12b-1 plan with respect to Premier Growth Fund's Class B and Class C shares, subject to the receipt of appropriate assurances from the Commission or the Commission staff that this treatment is consistent with applicable law. While in the past the staff of the Commission has suggested that such payments by an acquiring fund would be inappropriate, more recently the staff of the Commission has indicated that it would not object to such a "carry-forward" arrangement if it is implemented in accordance with Rule 12b-1 requirements. No final determination has been made as to whether or when to seek these assurances, and, if sought, there can be no guarantee that they would be obtained.

                        CERTAIN COMPARATIVE INFORMATION

  This information provides only a summary of the major differences between Counterpoint Fund, its Agreement and Declaration of Trust and By-Laws and Massachusetts law and Premier Growth Fund, its Charter and By-Laws and Maryland law. Shareholders may wish to refer directly to the provisions of such Agreement and Declaration of Trust, By-Laws and Massachusetts law and Charter, By-Laws and Maryland law for a more thorough comparison. Copies of Counterpoint Fund's Agreement and Declaration of Trust and By-Laws and Premier Growth Fund's Charter and By-Laws are a part of each Fund's Registration Statement filed with the Commission and may be obtained as provided below. See "Information about the Funds."

  GENERAL. Counterpoint Fund is organized as a Massachusetts business trust and is governed by an Agreement and Declaration of Trust, its By-Laws and Massachusetts law. Premier Growth Fund is organized as a Maryland corporation and is governed by its Charter, its By-Laws and Maryland law. Neither Fund is required to hold annual meetings of shareholders and each will do so only under certain specified circumstances or when required under Federal law. Each Fund has procedures available to their respective shareholders for calling shareholders' meetings for the removal of Trustees or Directors.

  Pursuant to the Declaration of Trust of Counterpoint Fund, Trustees may be removed from office by the holders of shares representing at least two-thirds of the outstanding shares of a Fund by declaration in writing filed with the Fund's custodian or by votes cast in person or by proxy at a meeting called for that purpose. Pursuant to Maryland Law, any Director of Premier Growth Fund may be removed, either with or without cause, at any meeting of shareholders duly called and at which a quorum is present by the affirmative vote of the majority of the votes entitled to be cast. The Trustees of Counterpoint Fund and the Directors of Premier Growth Fund, as applicable, are required to promptly call a meeting of shareholders for the purpose of voting upon the question of removal when requested to do so in writing by the record holders of not less than 10% of the outstanding shares. In addition, in the case of Premier Growth Fund, special meetings of shareholders for any other purpose shall be called by Premier Growth Fund's Secretary upon the written request of holders of shares entitled to cast not less than 25% of all the votes entitled to be cast at the meeting.

  A majority of the shares entitled to vote on a matter constitutes a quorum for the transaction of business at a meeting of the shareholders of Counterpoint Fund, but any lesser number is sufficient for adjournments. In general, a majority of all shares of Counterpoint Fund entitled to vote on a matter at a meeting of shareholders at which a quorum is present shall decide any question, except when a different vote is required by law, the Agreement and Declaration of Trust (such as with respect to the Transaction), the By-Laws or when the Trustees in their discretion require a larger vote. Except as otherwise required by law, the presence in person or by proxy of the holders of one-third of the shares entitled to be cast constitutes a quorum at any meeting of shareholders of Premier Growth Fund. Pursuant to the Charter of Premier Growth Fund, in instances involving extraordinary corporate action, such as in a merger or in making amendments to the Charter, the vote of a majority of the aggregate number of votes entitled to be cast on a matter is required in order to take or authorize any such action for which approval of the shareholders of Premier Growth Fund is sought. With respect to other matters, the By-Laws of Premier Growth Fund provide that when a quorum is present at any meeting, the affirmative vote of a majority of the votes cast (or with respect to the election of Directors, a plurality of votes cast) shall decide any question brought before such meeting.

  SHARES. Counterpoint Fund has an unlimited number of authorized Class A, Class B and Class C shares of beneficial interest, each having a par value $.01 per share. Premier Growth Fund has authorized capital stock of 3,000,000,000 shares of Class A Common Stock, 3,000,000,000 shares of Class B Common Stock and 3,000,000,000 shares of Class C Common Stock, each having a par value of $.001 per share.

  LIABILITY OF TRUSTEES, DIRECTORS AND OFFICERS. Each Fund indemnifies its officers and Trustees or Directors, as applicable, to the full extent permitted by law. This indemnification does not protect any such person against any liability to a Fund or any shareholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the satisfaction of such person's office.

  LIABILITY OF SHAREHOLDERS. Under Massachusetts law, shareholders of Counterpoint Fund could, under certain circumstances, be held personally liable for the obligations of Counterpoint Fund. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of Counterpoint Fund and requires that Trustees use their best efforts to ensure that each note, bond, contract, instrument, certificate or undertaking made or issued by the Trustees or officers of Counterpoint Fund contains notice of such disclaimer. The Agreement and Declaration of Trust provides for indemnification out of the property of Counterpoint Fund for all loss and expense of any shareholder of Counterpoint Fund held personally liable for the obligations of Counterpoint Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which Counterpoint Fund would be unable to meet its obligations. In the view of Alliance, such risk is remote and is not material. Under Maryland law, Premier Growth Fund's shareholders have no personal liability for Premier Growth Fund's acts or obligations.

                          INFORMATION ABOUT THE FUNDS

  Information about Premier Growth Fund is included in the Stock Funds Prospectus and the Premier Growth Fund Annual Report, a copy of each of which is included herewith. The information in the Stock Funds Prospectus pertaining to Premier Growth Fund is incorporated herein by reference. Additional information concerning Premier Growth Fund is included in its Statement of Additional Information dated February 1, 1995 (as amended as of January 19,
1996), which has been filed as part of the Supplementary Information and is also incorporated herein by reference. A copy of the Supplementary Information can be obtained without charge by writing to Alliance Fund Services, Inc., P.O. Box 1520, Secaucus, New Jersey 07096, or by calling Alliance Fund Services, Inc. toll-free at 1-800-221-5672.

  Information about Counterpoint Fund is included in the Stock Funds Prospectus and its Annual Report as of September 30, 1995, a copy of each of which is included herewith. The information in the Stock Funds Prospectus pertaining to Counterpoint Fund is incorporated herein by reference. Additional information concerning Counterpoint Fund is included in its Statement of Additional Information dated November 1, 1995, which has been filed as part of the Supplementary Information and is also incorporated herein by reference. A copy of the Supplementary Information can be obtained without charge by writing to Alliance Fund Services, Inc., P.O. Box 1520, Secaucus, New Jersey 07096, or by calling Alliance Fund Services, Inc. toll-free at 1-800-221-5672.

  Premier Growth Fund and Counterpoint Fund both file reports, proxy statements and other information with the Commission. These documents and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Branch, Office of Filings and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

                              VOTING INFORMATION

  Proxies of the shareholders of Counterpoint Fund are being solicited by the Trustees of Counterpoint Fund for the Special Meeting of Shareholders to be held on February 29, 1996, at 1345 Avenue of the Americas, 33rd Floor, New York, New York 10105 at 11:00 a.m. and at all adjournments thereof. A proxy may be revoked at any time at or before the Meeting by giving notice to the Secretary of Counterpoint Fund, 1345 Avenue of the Americas, New York, New York 10105, by signing another proxy of a later date or by personally voting at the Meeting. Unless revoked, all valid proxies will be voted in accordance with the specification thereon, or in the absence of a specification, for approval of the Plan and the Transaction. Approval of the Plan and the Transaction by the shareholders of

Counterpoint Fund will be deemed to constitute approval by the shareholders of a temporary amendment to any investment objective, policy or restriction that would otherwise be inconsistent with or violated upon the consummation of the Transaction.

  Approval of the Plan and the Transaction requires the affirmative vote of the holders of a majority of the outstanding shares of Counterpoint Fund.

  Shareholders of record of Counterpoint Fund at the close of business on January 8, 1996 (the "Record Date") will be entitled to vote at the Meeting or any adjournments thereof. The holders of a majority of the shares of Counterpoint Fund outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting. Votes cast by proxy or in person at the Meeting will be counted by the election inspectors for the Meeting. The election inspectors will count the total number of votes cast "for" approval of a proposal for purposes of determining whether sufficient affirmative votes have been cast. The election inspectors will count shares represented by proxies that reflect abstentions as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum. However, an abstention has the effect of a negative vote on the proposal. Shares that are not voted and for which no proxy has been given will not be counted as present at the Meeting. Dissenting shareholders do not have any appraisal rights in connection with the Transaction.

  Shareholders are entitled to one vote for each share held, and each fractional share is entitled to a proportionate fractional vote. As of January 8, 1996, as shown on the books of Counterpoint Fund, there were issued and outstanding approximately 2,387,756 Class A shares, 179,476 Class B shares and 46,598 Class C shares of beneficial interest of Counterpoint Fund.

  In the event that sufficient votes in favor of the proposal set forth in the Notice of Special Meeting are not received by the time scheduled for the Special Meeting, the persons named as proxies may authorize one or more adjournments of the Meeting to permit further solicitation of proxies with respect to the proposal. Any such adjournment will require the affirmative vote of a majority of the votes cast on the question in person or by proxy at the session of the Special Meeting to be adjourned. The persons named as proxies will vote in favor of the adjournment those proxies which they are entitled to vote in favor of the proposal. They will vote against any such adjournment those proxies required to be voted against the proposal.

  Votes of the shareholders of Premier Growth Fund are not being solicited in connection with the Transaction, since their approval or consent is not necessary for the consummation of the Transaction.

  In addition to the solicitation of proxies by mail or expedited delivery service, Trustees of Counterpoint Fund and employees and agents of Alliance may solicit proxies in person or by telephone. Persons holding shares as nominees will upon request be reimbursed for their reasonable expenses in sending soliciting material to their principals. Counterpoint Fund has engaged the proxy solicitation firm of Shareholder Communications Corporation (telephone number 800-733-8481) which, for its solicitation services, will receive a fee from the Fund estimated at $5,000, and reimbursement of out of pocket expenses estimated at $1,000 to $3,000.

  SHARE OWNERSHIP. As of January 8, 1996, the officers and Directors of Premier Growth Fund as a group beneficially owned less than 1% of the outstanding shares of each class of common stock of

Premier Growth Fund and, to the knowledge of Premier Growth Fund, the following persons owned of record, and no person owned beneficially, 5% or more of the outstanding shares of Premier Growth Fund:

NAME AND ADDRESS OF
HOLDER OF RECORD OF                                           % OWNERSHIP
 SHARES OF PREMIER                                      -----------------------
    GROWTH FUND                                         CLASS A CLASS B CLASS C
-------------------                                     ------- ------- -------
 Merrill Lynch.........................................  7.42%   22.63%  38.48%
 Mutual Fund Operations
 4800 Deer Lake Drive East
 3rd Floor
 Jacksonville, FL 32246-6486
 Trust for Profit Sharing ............................. 12.13%     --      --
 for Employees of Alliance
 Capital Management L.P., Plan J
 1345 Avenue of the Americas
 New York, NY 10105
 BAC Securities Inc....................................  5.52%     --      --
 Trade House Account
 100 N. 20th Street
 Philadelphia, PA 19105

  As of November 30, 1995 the officers and Trustees of Counterpoint Fund as a group beneficially owned less than 1% of the outstanding shares of each class of beneficial interest of Counterpoint Fund and, to the knowledge of Counterpoint Fund, the following persons owned of record, and no person owned beneficially, 5% or more of the outstanding shares of Counterpoint Fund:

NAME AND ADDRESS OF
HOLDER OF RECORD OF                                           % OWNERSHIP
     SHARES OF                                          -----------------------
 COUNTERPOINT FUND                                      CLASS A CLASS B CLASS C
-------------------                                     ------- ------- -------
 State Street Bank & Trust............................. 17.43%     --      --
 Skiff & Co.
 1 Enterprise Drive
 North Quincy, MA 02171
 Atwell & Co...........................................  5.92%     --      --
 c/o United States Treasury Company
 P.O. Box 2044 Peck Slip Station
 New York, NY 10036
 Merrill Lynch.........................................    --    22.63%  33.40%
 Mutual Fund Operations
 4800 Deer Lake Drive East
 3rd Floor
 Jacksonville, FL 32246-6486
 Alliance Plans Division, FTC..........................    --      --     6.47%
 C/F Janet Brettinger, IRA
 RR. 76 Box 15
 Mara, MN 55051
 PaineWebber for the benefit of Unicare Homes Inc......    --      --     5.85%
 105 West Michigan Street
 Milwaukee, WI 53203

                       THE TRUSTEES OF COUNTERPOINT FUND
                        RECOMMEND APPROVAL OF THE PLAN

                                                                       EXHIBIT A

              AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION

  AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION dated as of        ,
199 between ALLIANCE COUNTERPOINT FUND, a Massachusetts business trust ("Counterpoint Fund"), and ALLIANCE PREMIER GROWTH FUND, INC., a Maryland corporation ("Premier Growth Fund").

  In consideration of the mutual promises herein contained, the parties hereto agree as follows:

1. SHAREHOLDER APPROVAL

  A meeting of the shareholders of Counterpoint Fund shall be called and held for the purpose of acting upon this Agreement and the transactions contemplated herein. Premier Growth Fund shall furnish to Counterpoint Fund such data and information relating to Premier Growth Fund as shall be reasonably requested by Counterpoint Fund for inclusion in the information to be furnished to shareholders of Counterpoint Fund in connection with the meeting for the purpose of acting upon this Agreement and the transactions contemplated herein. Approval by the shareholders of Counterpoint Fund of this Agreement and the transactions contemplated herein shall, to the extent necessary to permit the consummation of the transactions contemplated herein without violating any investment objective, policy or restriction of Counterpoint Fund, be deemed to constitute approval by the shareholders of a temporary amendment of any investment objective, policy or restriction that would otherwise be inconsistent with or violated upon the consummation of such transactions solely for the purpose of consummating such transactions.

2. REORGANIZATION

  The transactions described in this section are hereinafter referred to as the "Reorganization."

  (a) Plan of Reorganization and Liquidation.

    (i) Counterpoint Fund agrees to and will grant, bargain, sell, convey, assign, transfer and deliver to Premier Growth Fund at the closing provided for in Section 2(b) (the "Closing") all of the assets, rights, claims and businesses of every kind, character and description (whether tangible or intangible, whether real, personal or mixed, whether absolute, accrued, contingent or otherwise, whether or not determinable at the time of the Closing, and wherever located) of Counterpoint Fund to the extent they exist on or after the Closing. In consideration thereof, at the Closing, Premier Growth Fund agrees to and will (A) assume and pay, to the extent that they exist on or after the Closing, all liabilities of Counterpoint Fund (whether absolute, accrued, contingent or otherwise, and whether or not determinable at the time of the Closing) and (B) deliver to Counterpoint Fund the number of full and fractional shares of Class A Common Stock, Class B Common Stock and Class C Common Stock of Premier Growth Fund, par value $.001 per share (the "Premier Growth Fund Shares"), equal to that number of full and fractional Class A Shares of beneficial interest, Class B Shares of beneficial interest and Class C Shares of beneficial interest of Counterpoint Fund (the "Counterpoint Fund Shares") determined by multiplying the number of Counterpoint Fund Shares of that class by the exchange ratio as computed as set forth below, the product of such multiplication to be carried to the third decimal place. For purposes of this section,

  Class A, Class B and Class C Counterpoint Fund Shares will correspond to Class A, Class B and Class C, respectively, Premier Growth Fund Shares. The exchange ratio for each class of Counterpoint Fund Shares shall be the number determined by dividing the net asset value per share of that class of the Counterpoint Fund Shares by the net asset value per share of the corresponding class of the Premier Growth Fund Shares, in each case such net asset values to be determined on a consistent basis by the appropriate officers of Counterpoint Fund or Premier Growth Fund, as the case may be, as of the close of regular trading on the New York Stock Exchange, Inc. (the "Exchange") next preceding the Closing. The exchange ratio shall be carried to the fourth decimal place.

    (ii) At the Closing, Counterpoint Fund will liquidate and distribute pro rata to the holders of record of each class of Counterpoint Fund Shares as of the Closing the Premier Growth Fund Shares of the corresponding class received by Counterpoint Fund pursuant to this Section 2(a). Such liquidation and distribution will be accompanied by the establishment of an open account on the share records of Premier Growth Fund in the name of each holder of a class of Counterpoint Fund Shares and representing the number of Premier Growth Fund Shares of the corresponding class due such shareholder. Fractional Premier Growth Fund Shares will be carried to the third decimal place. Simultaneously with such crediting of Premier Growth Fund Shares to the shareholders, Counterpoint Fund Shares held by such shareholders shall be canceled. Certificates representing Premier Growth Fund Shares will be issued in accordance with the then-current Premier Growth Fund prospectus; provided, however, that any certificate representing Premier Growth Fund Shares to be issued in replacement of a certificate representing Counterpoint Fund Shares shall be issued only upon the surrender of such latter certificate.

    (iii) Following the Closing, Counterpoint Fund will dissolve.

    (b) Closing. The Closing shall occur at the later of (i) the final adjournment of the meeting of the holders of Counterpoint Fund Shares at which this Agreement and the transactions contemplated hereby will be considered and (ii) such later time as the parties hereto may mutually agree.

3. ARTICLES OF INCORPORATION; BY-LAWS; BOARD OF DIRECTORS; OFFICERS

  Premier Growth Fund hereby covenants and agrees as follows:

    (a) Charter. The Charter of Premier Growth Fund in effect at the Closing shall continue to be the Charter of Premier Growth Fund until altered, amended or repealed as provided by law.

    (b) By-Laws. The By-laws of Premier Growth Fund in effect at the Closing shall continue to be the By-laws of Premier Growth Fund until the same shall thereafter be altered, amended or repealed in accordance with the Articles of Incorporation or By-laws of Premier Growth Fund.

    (c) Directors. The directors of Premier Growth Fund at the Closing shall continue to be the directors of Premier Growth Fund until they resign or their successors shall have been elected and qualified.

    (d) Officers. Subject to the provisions of the By-laws of Premier Growth Fund, the officers of Premier Growth Fund at the Closing shall continue to be the officers of Premier Growth Fund until they resign or their successors shall have been elected and qualified.

    (e) Vacancies. If at the Closing a vacancy shall exist on the Board of Directors or in any of the offices of Premier Growth Fund, such vacancy may thereafter be filled in the manner provided by the By-laws of Premier Growth Fund, consistent with the provisions of Section 16 of the Investment Company Act of 1940 (the "Act").

4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF PREMIER GROWTH FUND

  Premier Growth Fund represents and warrants to, and covenants with, Counterpoint Fund as follows:

    (a) Organization, Existence, Etc. Premier Growth Fund is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the power to carry on its business as it is now being conducted and as described in its currently effective Registration Statement on Form N-1A. Premier Growth Fund is qualified to do business under the laws of every jurisdiction in which such qualification is required, except where the failure to so qualify would not have a material adverse effect on Premier Growth Fund. Premier Growth Fund has all necessary federal, state and local authorizations to own all of its properties and assets and to carry on its business as now being conducted and as described in its currently effective Registration Statement on Form N-1A.

    (b) Registration as Investment Company. Premier Growth Fund is registered under the Act as an open-end investment company of the management type; such registration has not been revoked or rescinded and is in full force and effect.

    (c) Capitalization. The authorized capital stock of Premier Growth Fund consists of 3,000,000,000 shares of Class A common stock, 3,000,000,000 shares of Class B common stock and 3,000,000,000 shares of Class C common stock, each having a par value $.001 per share. No shares were held in the Treasury of Premier Growth Fund. As of November 30, 1995, there were outstanding 4,497,552 shares of Class A common stock, 15,060,314 shares of Class B common stock and 1,306,812 shares of Class C common stock. All of the outstanding shares of common stock of Premier Growth Fund have been duly authorized and are validly issued, fully paid and nonassessable. Because Premier Growth Fund is an open-end investment company engaged in the continuous offering and redemption of its shares, the number of outstanding Premier Growth Fund Shares may change prior to the Closing.

    (d) Financial Statements. The financial statements of Premier Growth Fund for the year ended November 30, 1994, which are audited, and for the six months ended May 31, 1995, which are unaudited, (the "Premier Growth Fund Financial Statements"), previously delivered to Counterpoint Fund, fairly present the financial position of Premier Growth Fund as of the dates thereof and the results of its operations and changes in its net assets for the periods indicated.

    (e) Shares to be Issued Upon Reorganization. The Premier Growth Fund Shares to be issued in connection with the Reorganization have been duly authorized and upon consummation of the Reorganization will be validly issued, fully paid and nonassessable, and no shareholder of Premier Growth Fund has any preemptive right to subscribe or purchase in respect thereof.

    (f) Authority Relative to this Agreement. Premier Growth Fund has the power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by Premier Growth Fund's Board of Directors and no other action by Premier Growth

  Fund is necessary to authorize its officers to effectuate this Agreement and the transactions contemplated hereby. Premier Growth Fund is not subject to any provision of its Charter or By-laws, nor is Premier Growth Fund a party to or obligated under any charter, by-law, indenture or contract provision or any other commitment or obligation, or subject to any order or decree, that would be violated by its executing and carrying out this Agreement and the transactions contemplated hereby.

    (g) Liabilities. There are no liabilities of Premier Growth Fund, whether or not determined or determinable, other than liabilities disclosed or provided for in the Premier Growth Fund Financial Statements and liabilities incurred in the ordinary course of business or otherwise previously disclosed in writing to Counterpoint Fund.

    (h) Litigation. To the knowledge of Premier Growth Fund, there are no claims, actions, suits or proceedings pending against Premier Growth Fund. In addition, to the knowledge of Premier Growth Fund, there are no claims, actions, suits or proceedings threatened against Premier Growth Fund that would materially adversely affect Premier Growth Fund or its assets or business or which would prevent or hinder consummation of the transactions contemplated hereby.

    (i) Contracts. Except for contracts, agreements, franchises, licenses or permits entered into or granted in the ordinary course of its business or disclosed in its current Registration Statement on Form N-1A filed under the Act, in each case under which no default exists, Premier Growth Fund is not a party to or subject to any material contract, debt instrument, employee benefit plan, lease, franchise, license or permit of any kind or nature whatsoever.

    (j) Taxes. The federal income tax returns of Premier Growth Fund have been filed for all taxable years to and including the taxable year ended November 30, 1994 and all taxes payable pursuant to such returns have been paid. The federal income tax return of Premier Growth Fund for the taxable year ended November 30, 1995 will be filed, and any taxes payable pursuant thereto will be paid, prior to their due date. Premier Growth Fund has qualified as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"), in respect of each taxable year since the commencement of its operations and has no reason to believe that it will not so qualify in respect of its current fiscal year.

    (k) Registration Statement. Premier Growth Fund shall file with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form N-14 (the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") relating to the Premier Growth Fund shares issuable hereunder. At the time it becomes effective, the Registration Statement (i) will comply in all material respects with the provisions of the Securities Act and the rules and regulations of the Commission thereunder (the "Regulations") and (ii) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time the Registration Statement becomes effective, at the time of the shareholders' meeting referred to in Section 1 hereof and at the Closing, the prospectus (the "Prospectus") and statement of additional information included therein (the "Statement of Additional Information"), as amended or supplemented by any amendments or supplements filed with the Commission by Premier Growth Fund and delivered to Counterpoint Fund, will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that none of the representations and warranties in this subsection (k) shall apply to statements in or omissions from the Registration

  Statement, Prospectus or Statement of Additional Information made in reliance upon and in conformity with information furnished by Counterpoint Fund for use in the Registration Statement, Prospectus or Statement of Additional Information as provided in Section 5(k).

    (l) No Material Adverse Change. Since May 31, 1995, there has been no material adverse change in the financial condition, results of operations, business, properties or assets of Premier Growth Fund.

    (m) Operations in the Ordinary Course. Except as otherwise contemplated by this Agreement, Premier Growth Fund will conduct its business in the ordinary course.

5. REPRESENTATIONS, WARRANTIES AND COVENANTS OF COUNTERPOINT FUND

  Counterpoint Fund represents and warrants to, and covenants with, Premier Growth Fund as follows:

    (a) Organization, Existence, Etc. Counterpoint Fund is a business trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts and has the power to carry on its business as it is now being conducted and as described in its current effective Registration Statement on Form N-1A. Counterpoint Fund is qualified to do business under the laws of every jurisdiction in which such qualification is required, except where the failure to so qualify would not have a material adverse effect on Counterpoint Fund. Counterpoint Fund has all necessary federal, state and local authorizations to own all of its properties and assets and to carry on its business as now being conducted and as described in its current effective Registration Statement on Form N-1A.

    (b) Registration as Investment Company. Counterpoint Fund is registered under the Act as an open-end investment company of the management type; such registration has not been revoked or rescinded and is in full force and effect.

    (c) Capitalization. Counterpoint Fund has an unlimited number of authorized Class A, Class B and Class C shares of beneficial interest, par value $.01 per share. No shares were held in the Treasury of Counterpoint Fund. As of November 30, 1995, there were outstanding 2,127,854 shares of Class A beneficial interest, 141,601 shares of Class B beneficial interest and 41,036 shares of Class C beneficial interest. All of the outstanding Counterpoint Fund Shares have been duly authorized and are validly issued, fully paid and nonassessable. Because Counterpoint Fund is an open-end investment company engaged in the continuous offering and redemption of its shares, the number of outstanding Counterpoint Fund Shares may change prior to the Closing.

    (d) Financial Statements. The financial statements of Counterpoint Fund for the year ended September 30, 1995, which are audited (the "Counterpoint Fund Financial Statements"), previously delivered to Premier Growth Fund, fairly present the financial position of Counterpoint Fund as of the date thereof and the results of its operations and changes in its net assets for the periods indicated.

    (e) Authority Relative to this Agreement. Counterpoint Fund has the power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by Counterpoint Fund's Trustees, and, except for approval by the shareholders of Counterpoint Fund, no other action by Counterpoint Fund is necessary to authorize its officers to effectuate this Agreement and the transactions contemplated hereby. Counterpoint Fund is not subject to any provision of its Declaration of Trust or its By-laws, nor is Counterpoint Fund a party to or obligated under any charter, by-law, indenture or contract provision or any other commitment or obligation, or subject to any order or decree, that would be violated by its executing and carrying out this Agreement and the transactions contemplated hereby.

    (f) Liabilities. There are no liabilities of Counterpoint Fund, whether or not determined or determinable, other than liabilities disclosed or provided for in the Counterpoint Fund Financial Statements and liabilities incurred in the ordinary course of business subsequent to September 30, 1995 or otherwise previously disclosed in writing to Premier Growth Fund.

    (g) Litigation. To the knowledge of Counterpoint Fund, there are no claims, actions, suits or proceedings pending against Counterpoint Fund. In addition, to the knowledge of Counterpoint Fund, there are no claims, actions, suits or proceedings threatened against Counterpoint Fund that would materially adversely affect Counterpoint Fund or its assets or business or which would prevent or hinder consummation of the transactions contemplated hereby.

    (h) Contracts. Except for contracts, agreements, franchises, licenses or permits entered into or granted in the ordinary course of its business, in each case under which no default exists, Counterpoint Fund is not a party to or subject to any material contract, debt instrument, employee benefit plan, lease, franchise, license or permit of any kind or nature whatsoever.

    (i) Taxes. The federal income tax returns of Counterpoint Fund, previously delivered to Premier Growth Fund, have been filed for all taxable years to and including the taxable year ended September 30, 1994, and all taxes payable pursuant to such returns have been paid. The federal income tax return of Counterpoint Fund for the taxable year ended September 30, 1995 will be filed, and any taxes payable pursuant thereto will be paid, prior to their due date. Counterpoint Fund has qualified as a regulated investment company under the Code in respect of each taxable year since the commencement of its operations and has no reason to believe that it will not so qualify in respect of its current fiscal year.

    (j) Portfolio Securities. Counterpoint Fund will prepare and deliver to Premier Growth Fund at the Closing a Schedule of Investments (the "Schedule") listing all the assets owned by Counterpoint Fund as of the Closing. All assets to be listed in the Schedule as of the Closing will be owned by Counterpoint Fund free and clear of any liens, claims, charges, options and encumbrances, except as indicated in the Schedule, and, except as so indicated, none of such assets is or, after the Reorganization as contemplated hereby, will be subject to any restrictions, legal or contractual, on the disposition thereof (including restrictions as to the public offering or sale thereof under the Securities Act) and, except as so indicated, all such assets are or will be readily marketable.

    (k) Registration Statement. In connection with the Registration Statement, Counterpoint Fund will cooperate with Premier Growth Fund and will furnish to Premier Growth Fund, as reasonably requested by Premier Growth Fund, the information relating to Counterpoint Fund required by the Securities Act and the Regulations to be set forth in the Registration Statement (including the Prospectus and Statement of Additional Information). At the time the Registration Statement becomes effective, the Registration Statement, insofar as it relates to Counterpoint Fund, (i) will comply in all material respects with the provisions of the Securities Act and the Regulations and (ii) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time the Registration Statement becomes effective, at the time of the shareholders' meeting referred to in Section 1 hereof and at the Closing, the Prospectus and Statement of Additional Information, as amended or supplemented by any amendments or supplements filed with the Commission by Premier Growth Fund and delivered to Counterpoint Fund, insofar as they relate to Counterpoint Fund, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection (k) shall apply only to statements in or omissions from the Registration Statement, Prospectus or Statement of Additional Information made in reliance upon and in conformity with information furnished by Counterpoint Fund for use in the Registration Statement, Prospectus or Statement of Additional Information as provided in this subsection (k).

    (l) No Material Adverse Change. Since September 30, 1995, there has been no material adverse change in the financial condition, results of operations, business, properties or assets of Counterpoint Fund.

    (m) Operations in the Ordinary Course. Except as otherwise contemplated by this Agreement, Counterpoint Fund will conduct its business in the ordinary course.

6. CONDITIONS TO OBLIGATIONS OF COUNTERPOINT FUND

  The obligations of Counterpoint Fund hereunder with respect to the consummation of the Reorganization as it relates to Counterpoint Fund are subject to the satisfaction of the following conditions:

    (a) Approval by Shareholders. This Agreement and the transactions contemplated by the Reorganization shall have been approved by the affirmative vote of a majority of the outstanding Counterpoint Fund Shares of beneficial interest entitled to be voted with respect thereto.

    (b) Covenants, Warranties and Representations. Premier Growth Fund shall have complied with each of its covenants contained herein, each of the representations and warranties of Premier Growth Fund contained herein shall be true in all material respects as of the Closing, there shall have been no material adverse change in the financial condition, results of operations, business, properties or assets of Premier Growth Fund since May 31, 1995 and Counterpoint Fund shall have received a certificate of the President of Premier Growth Fund satisfactory in form and substance to Counterpoint Fund so stating.

    (c) Regulatory Approval. The Registration Statement shall have been declared effective by the Commission and no stop order under the Securities Act pertaining thereto shall have been issued; all necessary orders or exemptions under the Act with respect to the transactions contemplated hereby shall have been granted by the Commission; and all necessary approvals, registrations, and exemptions under federal and state laws shall have been obtained.

    (d) Tax Opinion. Counterpoint Fund shall have received the opinion of Seward & Kissel, dated as of the Closing, addressed to it and in form and substance satisfactory to Counterpoint Fund, as to certain of the federal income tax consequences of the Reorganization under the Code to Premier Growth Fund, Counterpoint Fund and Counterpoint Fund's shareholders. For purposes of rendering the opinion, Seward & Kissel may rely exclusively and without independent verification as to factual matters upon the statements made in this Agreement and the Registration Statement, and upon such other written representations as to matters of fact as an executive officer of each of Counterpoint Fund and Premier Growth Fund will have verified as of the Closing. The opinion of Seward & Kissel will be to the effect that, based on the facts and assumptions stated therein, for federal income tax purposes: (i) the Reorganization will constitute a reorganization within the meaning of
  Section 368(a)(1)(C) of the Code and that Counterpoint Fund and Premier Growth Fund will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code; (ii) neither Counterpoint Fund nor Premier Growth Fund will recognize any gain or loss upon the transfer of all the assets of Counterpoint Fund to Premier Growth Fund in exchange for Premier Growth Fund Shares and the assumption by Premier Growth Fund of all the liabilities of Counterpoint Fund pursuant to this Agreement and upon distribution (whether actual or constructive) of Premier Growth Fund Shares to Counterpoint Fund's shareholders in exchange for their respective Counterpoint Fund Shares; (iii) the shareholders of Counterpoint Fund who receive Premier Growth Fund Shares pursuant to the Reorganization will not recognize any gain or loss upon the exchange (whether actual or constructive) of their Counterpoint Fund Shares for Premier Growth Fund Shares (including any fractional share interests they are deemed to have received) in the Reorganization; (iv) the aggregate tax basis of the Premier Growth Fund Shares received (whether actually or constructively) by each shareholder of Counterpoint Fund will be the same as the aggregate tax basis of the Counterpoint Fund Shares surrendered in the exchange; (v) the holding period of Premier Growth Fund Shares received (whether actually or constructively) by each shareholder of Counterpoint Fund will include the holding period of the Counterpoint Fund Shares that are surrendered in exchange therefor, provided that the Counterpoint Fund Shares constitute capital assets of such shareholder at the Closing; (vi) the holding period and tax basis of the assets of Counterpoint Fund acquired by Premier Growth Fund will be the same as the holding period and tax basis that Counterpoint Fund had in such assets immediately prior to the Reorganization; and (vii) Premier Growth Fund will succeed to the capital loss carryovers of Counterpoint Fund, if any, pursuant to Section 381 of the Code, but the use by Premier Growth Fund of any such capital loss carryovers may be subject to limitation under Section 383 of the Code.

    (e) Opinion of Counsel. Counterpoint Fund shall have received the opinion of Seward & Kissel, as counsel for Premier Growth Fund, dated as of the Closing, addressed to and in form and substance satisfactory to Counterpoint Fund, to the effect that: (i) Premier Growth Fund is a corporation duly organized and validly existing under the laws of the State of Maryland; (ii) Premier Growth Fund is a non-diversified, open-end investment company of the management type registered under the Act; (iii) this Agreement and the Reorganization provided for herein and the execution of this Agreement have been duly authorized and approved by requisite action of Premier Growth Fund, and this Agreement has been duly executed and delivered by Premier Growth Fund and is a valid and binding obligation of Premier Growth Fund, subject to applicable bankruptcy, insolvency, fraudulent conveyance and similar laws or court decisions regarding enforcement of creditors' rights generally, and to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity); (iv) the Registration Statement has been declared effective under the Securities Act and to Seward & Kissel's knowledge no stop order has been issued or threatened suspending its effectiveness; (v) to Seward & Kissel's knowledge, no consent, approval, order or other authorization of any federal or state court or administrative or regulatory agency is required for Premier Growth Fund to enter into this Agreement or carry out its terms that will not have been obtained by the Closing, other than as may be required under the securities or "blue sky" laws of any state and other than where the failure to obtain any such consent, approval, order or authorization would not have a material adverse effect on the operations of Premier Growth Fund; and (vi) the Class A, Class B and Class C shares of Premier Growth Fund to be issued in the Reorganization have been duly authorized and upon issuance thereof in accordance with this Agreement will be validly issued, fully paid and nonassessable, and no shareholder of Premier Growth Fund has any preemptive right to subscribe or purchase in respect thereof.

    (f) Non-Termination. Neither party shall have terminated this Agreement pursuant to Section 8(c) hereof.

    (g) Further Assurances. Counterpoint Fund shall have received such further assurances, including, but not limited to, further assurances from Premier Growth Fund or any other person, concerning the performance of its obligations hereunder and the consummation of the Reorganization as it shall deem necessary, advisable or appropriate.

7. CONDITIONS TO OBLIGATIONS OF PREMIER GROWTH FUND

  The obligations of Premier Growth Fund hereunder with respect to the consummation of the Reorganization are subject to the satisfaction of the following conditions:

    (a) Approval by Shareholders. This Agreement and the transactions contemplated by the Reorganization shall have been approved by the affirmative vote of a majority of the outstanding shares of beneficial interest of Counterpoint Fund entitled to be voted with respect thereto.

    (b) Covenants, Warranties and Representations. Counterpoint Fund shall have complied with each of its covenants contained herein, each of the representations and warranties of Counterpoint Fund contained herein shall be true in all material respects as of the Closing, there shall have been no material adverse change in the financial condition, results of operations, business, properties or assets of Counterpoint Fund since September 30, 1995, and Premier Growth Fund shall have received a certificate of the President of Counterpoint Fund satisfactory in form and substance to Premier Growth Fund so stating.

    (c) Portfolio Securities. All securities and other assets to be acquired by Premier Growth Fund in the Reorganization shall have been approved for acquisition by the investment adviser of Premier Growth Fund as consistent with the investment policies of Premier Growth Fund, and all such securities and other assets on the books of Counterpoint Fund that are not readily marketable shall be valued on the basis of an evaluation acceptable to both Counterpoint Fund and Premier Growth Fund at the expense of Counterpoint Fund.

    (d) Regulatory Approval. The Registration Statement shall have been declared effective by the Commission and no stop order under the Securities Act pertaining thereto shall have been issued; all necessary orders of exemption under the Act with respect to the transactions contemplated hereby shall have been granted by the Commission, and all necessary approvals, registrations, and exemptions under federal and state laws shall have been obtained.

    (e) Tax Opinion. Premier Growth Fund shall have received the opinion of Seward & Kissel, dated as of the Closing, addressed to and in form and substance satisfactory to Premier Growth Fund, as to certain of the federal income tax consequences of the Reorganization under the Code to Premier Growth Fund, Counterpoint Fund and Counterpoint Fund's shareholders. For purposes of rendering the opinion, Seward & Kissel may rely exclusively and without independent verification as to factual matters upon the statements made in this Agreement and the Registration Statement, and upon such other written representations as to matters of fact as an executive officer of each of Counterpoint Fund and Premier Growth Fund will have verified as of the Closing. The opinion of Seward & Kissel will be to the effect that, based on the facts and assumptions stated therein, for federal income tax purposes: (i) the Reorganization will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Code and that Counterpoint Fund and Premier Growth Fund will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code; (ii) neither Counterpoint Fund nor Premier Growth Fund will recognize any gain or loss upon the transfer of all the assets of Counterpoint Fund to Premier Growth Fund in exchange for Premier Growth Fund Shares and the assumption by Premier Growth Fund of all the liabilities of Counterpoint Fund pursuant to this Agreement and upon the distribution (whether actual or constructive) of Premier Growth Fund shares to Counterpoint Fund's shareholders in exchange for their respective Counterpoint Fund Shares;
  (iii) the holding period and tax basis of the assets of Counterpoint Fund acquired by Premier Growth Fund will be the same as the holding period and tax basis that Counterpoint Fund had in such assets immediately prior to the Reorganization; and (iv) Premier Growth Fund will succeed to the capital loss carryovers of Counterpoint Fund, if any, pursuant to Section 381 of the Code, but the use by Premier Growth Fund of any such capital loss carryovers may be subject to limitation under Section 383 of the Code.

    (f) Opinion of Counsel. Premier Growth Fund shall have received the opinion of Seward & Kissel, as counsel for Counterpoint Fund, dated as of the Closing, addressed to and in form and substance satisfactory to Premier Growth Fund, to the effect that (i) Counterpoint Fund is a business trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts; (ii) Counterpoint Fund is a diversified, open-end investment company of the management type registered under the Act; (iii) this Agreement and the Reorganization provided for herein and the execution of this Agreement have been duly authorized and approved by requisite action of Counterpoint Fund, and this Agreement has been duly executed and delivered by Counterpoint Fund and is a valid and binding obligation of Counterpoint Fund, subject to applicable bankruptcy, insolvency, fraudulent conveyance and similar laws or court decisions regarding enforcement of creditors' rights generally, and to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity); (iv) the Reorganization has been approved by the requisite vote of the shareholders of Counterpoint Fund; and (v) to Seward & Kissel's knowledge, no consent, approval, order or other authorization of any federal or state court or administrative or regulatory agency is required for Counterpoint Fund to enter into this Agreement or carry out its terms that will not have been obtained by the Closing other than where the failure to obtain any such consent, approval, order or authorization would not have a material adverse effect on the operations of Counterpoint Fund.

    (g) Non-Termination. Neither party shall have terminated this Agreement pursuant to Section 8(c) hereof.

    (h) Further Assurances. Premier Growth Fund shall have received such further assurances, including, but not limited to, further assurances from Counterpoint Fund or any other person, concerning the performance of its obligations hereunder and the consummation of the Reorganization as it shall deem necessary, advisable or appropriate.

8. AMENDMENTS; WAIVERS; TERMINATION; SURVIVAL; COOPERATION

    (a) Amendments. Counterpoint Fund and Premier Growth Fund may, by agreement in writing authorized by their respective Trustees and Board of Directors, amend this Agreement at any time before or after approval hereof by the shareholders of Counterpoint Fund, but after such approval, no amendment shall be made that materially alters the obligations of either party hereto.

    (b) Waivers. At any time prior to the Closing, either of the parties may by written instrument signed by it (i) waive the effect of any inaccuracies in the representations and warranties made to it contained herein and (ii) waive compliance with any of the covenants or conditions made for its benefit contained herein.

    (c) Termination. Either party may terminate this Agreement at any time prior to the Closing by notice to the other party if (i) a material condition to its performance hereunder or a material covenant of the other party contained herein shall not be fulfilled on or before the date specified for the fulfillment thereof or (ii) a material default or material breach of this Agreement shall be made by the other party. This Agreement may be terminated at any time prior to the Closing, whether before or after approval by the shareholders of Counterpoint Fund, without liability on the part of either party hereto or its respective Trustees or Board of Directors, officers or shareholders, by any party on notice to the other party in the event that the Trustees or Board of Directors of the party giving such notice determines that proceeding with this Agreement is not in the best interest of that party's shareholders. Unless the parties hereto shall otherwise agree in writing, this Agreement shall terminate, without liability to any party, as of the close of business on February 28, 1997 if the Closing is not held on or prior to such date.

    (d) Survival. No representations, warranties or covenants in or pursuant to this Agreement (including certificates of officers) shall survive the Reorganization.

    (e) Cooperation. Each of the parties hereto will cooperate with the other in fulfilling its obligations under this Agreement and will provide such information and documentation as is reasonably requested by the other in carrying out the terms hereof.

9. EXPENSES

  Alliance Capital Management L.P., the investment adviser to each party hereto, will bear all expenses incurred in connection with this Agreement, and all transactions contemplated hereby, whether or not the Reorganization is consummated; provided, however, that Counterpoint Fund shall bear any cost or expense incurred through the time of the Closing for purposes of satisfying the conditions set forth in Section 7(c) above.

10. GENERAL

  This Agreement supersedes all prior agreements between the parties (written or oral), is intended as a complete and exclusive statement of the terms of the Agreement between the parties and may not be changed or terminated orally. This Agreement may be executed in counterparts, which shall be considered one and the same agreement, and shall become effective when the counterparts have been executed by Counterpoint Fund and Premier Growth Fund and delivered to each of the parties hereto. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Nothing in this Agreement, expressed or implied, is intended to confer upon any other person any rights or remedies under or by reason of this Agreement. This Agreement shall be governed by and construed in accordance with the law of the State of New York applicable to agreements made and to be performed in New York.

  IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                                          Alliance Counterpoint Fund

                                          By __________________________________

                                          Alliance Premier Growth Fund, Inc.

                                          By __________________________________

Accepted and agreed to as to Section 9:

Alliance Capital Management L.P.

By Alliance Capital Management
  Corporation, Its General Partner

By __________________________________

Copies of the Agreement and Declaration of Trust, as amended, establishing Counterpoint Fund are on file with the Secretary of State of The Commonwealth of Massachusetts and with the City Clerk for the City of Boston, and notice is hereby given that this Agreement and Plan of Reorganization and Liquidation is executed on behalf of Counterpoint Fund by officers of Counterpoint Fund as officers and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers, shareholders, employees or agents of Counterpoint Fund individually but are binding only upon the assets and property of Counterpoint Fund.

TABLE OF CONTENTS                                                           PAGE
--------------------------------------------------------------------------------
Introduction...............................................................   1
Synopsis...................................................................   3
Fee Table..................................................................   7
Reasons for the Transaction................................................   9
Comparison of Investment Objectives and Policies...........................  10
Information about the Transaction..........................................  14
Certain Comparative Information............................................  16
Information about the Funds................................................  18
Voting Information.........................................................  18
Exhibit A: Agreement and Plan of Reorganization and Liquidation............ A-1

                         ACQUISITION OF THE ASSETS OF

                          ALLIANCE COUNTERPOINT FUND

                       BY AND IN EXCHANGE FOR SHARES OF

                      ALLIANCE PREMIER GROWTH FUND, INC.

-------------------------------------------------------------------------------

                                     LOGO
                       Alliance Capital Management L.P.

-------------------------------------------------------------------------------
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF ALLIANCE COUNTERPOINT FUND AND PROSPECTUS/PROXY STATEMENT
JANUARY 22, 1996

ALLIANCE CAPITAL [Logo]       THE ALLIANCE STOCK FUNDS
______________________________________________________

Supplement dated December 4, 1995 to Prospectus dated
November 1, 1995 of The Alliance Stock Funds


         On November 28, 1995 Alliance Counterpoint Fund suspended sales of shares of Counterpoint Fund, effective as of the close of business on December 6, 1995, other than sales to shareholders as of the close of business on December 6. This action followed approval by the Trustees of the Fund, and recommendation to the shareholders of Counterpoint Fund for their approval, of the acquisition of Counterpoint Fund's assets by and in exchange for shares of Alliance Premier Growth Fund, Inc., a non-diversified open-end investment company sponsored by Alliance. Premier Growth Fund, which has a lower expense ratio than Counterpoint Fund, seeks long-term growth of capital by investing predominantly in the equity securities of a limited number of large, carefully selected, high quality U.S. companies that are judged likely to achieve superior earnings growth.

         The Trustees have called a special meeting of Counterpoint Fund's shareholders to be held in February 1996. Proxy materials describing Premier Growth Fund and the terms of the proposed acquisition will be mailed prior to the meeting to shareholders of record of Counterpoint Fund as of the close of business on December 11, 1995. If approved at the meeting, it is expected that the acquisition will occur shortly thereafter.

         Counterpoint Fund intends to sell portfolio securities prior to the acquisition to the extent desirable from the perspective of the portfolio of Premier Growth Fund. Purchases of portfolio securities by Counterpoint Fund prior to the acquisition will be consistent with the investment policies and objectives of both Counterpoint Fund and Premier Growth Fund. It is expected that, as a consequence of such transactions, Counterpoint Fund will experience a portfolio turnover of approximately 40% to 50% between the date of this supplement and the closing of the acquisition and, in addition, will realize significant capital gains and incur related transaction costs.

(R) This registered mark used under license from the owner, Alliance Capital Management L.P.

                                 The Alliance
--------------------------------------------------------------------------------
                                  Stock Funds
--------------------------------------------------------------------------------

                P.O. Box 1520, Secaucus, New Jersey 07096-1520
                           Toll Free (800) 221-5672
                   For Literature: Toll Free (800) 227-4618

                          Prospectus and Application


                               November 1, 1995



     Domestic Stock Funds                 Global Stock Funds
    -The Alliance Fund                   -Alliance International Fund
    -Alliance Growth Fund                -Alliance Worldwide Privatization Fund
    -Alliance Premier Growth Fund        -Alliance New Europe Fund
    -Alliance Counterpoint Fund          -Alliance All-Asia Investment Fund
    -Alliance Technology Fund            -Alliance Global Small Cap Fund
    -Alliance Quasar Fund

                              Total Return Funds
                       -Alliance Strategic Balanced Fund
                       -Alliance Balanced Shares
                       -Alliance Income Builder Fund
                       -Alliance Utility Income Fund
                       -Alliance Growth and Income Fund


Table of Contents                                                           Page
The Funds at a Glance.....................................................     2
Expense Information.......................................................     4
Financial Highlights......................................................     7
Glossary..................................................................    17
Description of the Funds..................................................    18
    Investment Objectives and Policies....................................    18
    Additional Investment Practices.......................................    27
    Certain Fundamental Investment Policies...............................    34
    Risk Considerations...................................................    36
Purchase and Sale of Shares...............................................    40
Management of the Funds...................................................    42
Dividends, Distributions and Taxes........................................    45
General Information.......................................................    46


                                    Adviser
                       Alliance Capital Management L.P.
                          1345 Avenue Of The Americas
                           New York, New York 10105




The Alliance Stock Funds provide a broad selection of investment alternatives to investors seeking capital growth or high total return. The Domestic Stock Funds invest mainly in the United States equity markets and the Global Stock Funds diversify their investments among equity markets around the world, while the Total Return Funds invest in both equity and fixed-income securities.

Each fund or portfolio (each a "Fund") is, or is a series of, an open-end management investment company. This Prospectus sets forth concisely the information which a prospective investor should know about each Fund before investing. A "Statement of Additional Information" for each Fund which provides further information regarding certain matters discussed in this Prospectus and other matters which may be of interest to some investors has been filed with the Securities and Exchange Commission and is incorporated herein by reference. For a free copy, call or write Alliance Fund Services, Inc. at the indicated address or "Literature" telephone number.

Each Fund offers three classes of shares which may be purchased at the investor's choice at a price equal to their net asset value (i) plus an initial sales charge imposed at the time of purchase (the "Class A shares"), (ii) with a contingent deferred sales charge imposed on most redemptions made within four years of purchase (the "Class B shares"), or (iii) without any initial or contingent deferred sales charge (the "Class C shares"). See "Purchase and Sale of Shares."

An investment in these securities is not a deposit or obligation of, or guaranteed or endorsed by, any bank and is not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency.

Investors are advised to read this Prospectus carefully and to retain it for future reference.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                       Alliance/(R)/
                                           Mutual funds without the Mystery./SM/

(R)/SM These are registered marks used under licenses from the owner, Alliance Capital Management L.P.

The Funds At A Glance

The following summary is qualified in its entirety by the more detailed information contained in this Prospectus.


The Funds' Investment Adviser Is . . .

Alliance Capital Management L.P. ("Alliance"), a global investment manager providing diversified services to institutions and individuals through a broad line of investments including 104 mutual funds. Since 1971, Alliance has earned a reputation as a leader in the investment world with over $140 billion in assets under management as of September 30, 1995. Alliance provides investment management services to 29 of the FORTUNE 100 companies.


Domestic Stock Funds

Alliance Fund

Seeks . . . Long-term growth of capital and income primarily through investment in common stocks.

Invests Principally in . . . A diversified portfolio of equity securities that, in the judgment of Alliance, have the potential to achieve capital appreciation.

Growth Fund

Seeks . . . Long-term growth of capital by investing primarily in common stocks and other equity securities.

Invests Principally in . . . A diversified portfolio of equity securities of companies with a favorable outlook for earnings and whose rate of growth is expected to exceed that of the United States economy over time.

Premier Growth Fund


Seeks . . . Long-term growth of capital by investing in the equity securities of a limited number of large, carefully selected, high-quality American companies from a relatively small universe of intensively researched companies.

Invests Principally in . . . A non-diversified portfolio of equity securities that, in the judgment of Alliance, are likely to achieve superior earnings growth. Normally, approximately 40 companies will be represented in the Fund's investment portfolio. The Fund's investments in 25 of these companies most highly regarded at any point in time by Alliance will usually constitute approximately 70% of the Fund's net assets.

Counterpoint Fund

Seeks . . . Long-term capital growth, primarily, and current income, secondarily.

Invests Principally in . . . A diversified portfolio of price-depressed, undervalued or out-of-favor equity securities.

Technology Fund

Seeks . . . Growth of capital through investment in companies expected to benefit from advances in technology.


Invests Principally in . . . A diversified portfolio of securities of companies which use technology extensively in the development of new or improved products or processes.

Quasar Fund

Seeks . . . Growth of capital by pursuing aggressive investment policies.

Invests Principally in . . . A diversified portfolio of equity securities of any company and industry and in any type of security which is believed to offer possibilities for capital appreciation.


Global Stock Funds

International Fund

Seeks . . . A total return on its assets from long-term growth of capital and from income.

Invests Principally in . . . A diversified portfolio of marketable securities of established non-United States companies, companies participating in foreign economies with prospects for growth, and foreign government securities.

Worldwide Privatization Fund

Seeks . . . Long-term capital appreciation.

Invests Principally in . . . A non-diversified portfolio of equity securities issued by enterprises that are undergoing, or have undergone, privatization. The balance of the Fund's investment portfolio will include securities of companies that are believed by Alliance to be beneficiaries of the privatization process.

New Europe Fund

Seeks . . . Long-term capital appreciation through investment primarily in the equity securities of companies based in Europe.

Invests Principally in . . . A non-diversified portfolio of equity securities of European companies.


All-Asia Investment Fund

Seeks . . . Long-term capital appreciation.


Invests Principally in . . . A non-diversified portfolio of equity securities of Asian/Pacific companies.

Global Small Cap Fund

Seeks . . . Long-term growth of capital.

Invests Principally in . . . A diversified global portfolio of the equity securities of small capitalization companies.

Total Return Funds

Strategic Balanced Fund

Seeks . . . A high long-term total return by investing in a combination of equity and debt securities.

Invests Principally in . . . A diversified portfolio of dividend-paying common stocks and fixed-income securities, and also in equity-type securities such as warrants, preferred stocks and convertible debt instruments.

Balanced Shares

Seeks . . . A high return through a combination of current income and capital appreciation.

Invests Principally in . . . A diversified portfolio of equity and fixed-income securities such as common and preferred stocks, U.S. Government and agency obligations, bonds and senior debt securities.

Income Builder Fund

Seeks . . . Both an attractive level of current income and long-term growth of income and capital.

Invests Principally in . . . A non-diversified portfolio of fixed-income securities and dividend-paying common stocks. Alliance currently expects to continue to maintain approximately 60% of the Fund's net assets in fixed-income securities and 40% in equity securities.

Utility Income Fund

Seeks . . . Current income and capital appreciation through investment in the utilities industry.

Invests Principally in . . . A diversified portfolio of equity securities, such as common stocks, securities convertible into common stocks and rights and warrants to subscribe for purchase of common stocks, and in fixed-income securities such as bonds and preferred stocks.

Growth and Income Fund

Seeks . . . Income and appreciation through investment in dividend-paying common stocks of quality companies.

Invests Principally in . . . A diversified portfolio of dividend-paying common stocks of good quality, and, under certain market conditions, other types of securities, including bonds, convertible bonds and preferred stocks.

A Word About Risk . . .

The price of the shares of the Alliance Stock Funds will fluctuate as the daily prices of the individual securities in which they invest fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. With respect to those Funds permitted to invest in foreign currency denominated securities, these fluctuations may be magnified by changes in foreign exchange rates. Investment in the Global Stock Funds involves risks not associated with funds that invest primarily in securities of U.S. issuers. While the Funds invest principally in common stocks and other equity securities, in order to achieve their investment objectives the Funds may at times use certain types of investment derivatives, such as options, futures, forwards and swaps. These involve risks different from, and, in certain cases, greater than, the risks presented by more traditional investments. These risks are fully discussed in this Prospectus.

Getting Started . . .

Shares of the Funds are available through your financial representative and most banks, insurance companies and brokerage firms nationwide. Shares can be purchased for a minimum initial investment of $250, and subsequent investments can be made for as little as $50. For detailed information about purchasing and selling shares, see "Purchase and Sale of Shares." In addition, the Funds offer several time and money saving services to investors. Be sure to ask your financial representative about:


--------------------------------------------------------------------------------
                            Automatic Reinvestment
--------------------------------------------------------------------------------
                         Automatic Investment Program
--------------------------------------------------------------------------------
                               Retirement Plans
--------------------------------------------------------------------------------
                          Shareholder Communications
--------------------------------------------------------------------------------
                           Dividend Direction Plans
--------------------------------------------------------------------------------
                                 Auto Exchange
--------------------------------------------------------------------------------
                            Systematic Withdrawals
--------------------------------------------------------------------------------

                          A Choice Of Purchase Plans
--------------------------------------------------------------------------------
                            Telephone Transactions
--------------------------------------------------------------------------------
                              24 Hour Information
--------------------------------------------------------------------------------

                                                       Alliance/(R)/
                                           Mutual funds without the Mystery./SM/

(R)/SM These are registered marks used under licenses from the owner, Alliance Capital Management L.P.

--------------------------------------------------------------------------------
                              Expense Information
--------------------------------------------------------------------------------

Shareholder Transaction Expenses are one of several factors to consider when you invest in a Fund. The following table summarizes your maximum transaction costs from investing in a Fund and annual expenses for each class of shares of each Fund. For each Fund, the "Examples" to the right of the table below show the cumulative expenses attributable to a hypothetical $1,000 investment in each class for the periods specified.

                                                                       Class A Shares       Class B Shares       Class C Shares
                                                                       --------------       --------------       --------------
Maximum sales charge imposed on purchases (as a percentage of
offering price)..................................................         4.25%(a)               None                  None

Sales charge imposed on dividend reinvestments...................           None                 None                  None

Deferred sales charge (as a
percentage of original purchase
price or redemption proceeds,
whichever is lower)..............................................         None(a)                4.0%                  None
                                                                                              during the
                                                                                              first year,
                                                                                            decreasing 1.0%
                                                                                            annually to 0%
                                                                                               after the
                                                                                            fourth year (b)

Exchange fee.....................................................           None                 None                  None

--------------------------------------------------------------------------------
(a) Reduced for larger purchases. Purchases of $1,000,000 or more are not subject to an initial sales charge but may be subject to a 1% deferred sales charge on redemptions within one year of purchase. See "Purchase and Sale of Shares--How to Buy Shares" -page 40.
(b) Class B shares of each Fund other than Premier Growth Fund automatically convert to Class A shares after eight years and the Class B shares of Premier Growth Fund convert to Class A shares after six years. See "Purchase and Sale of Shares--How to Buy Shares" -page 40.

                      Operating Expenses                                                      Examples
-------------------------------------------------------------      ---------------------------------------------------------------
Alliance Fund                 Class A     Class B     Class C                         Class A    Class B+    Class B++     Class C
                              -------     -------     -------                         -------    --------    ---------     -------
   Management fees              .71%        .71%        .71%       After 1 year        $ 53        $ 59         $ 19        $ 19
   12b-1 fees                   .19%       1.00%       1.00%       After 3 years       $ 74        $ 79         $ 59        $ 59
   Other expenses (a)           .15%        .18%        .16%       After 5 years       $ 98        $102         $102        $101
                               ----        ----        ----        After 10 years      $165        $199(b)      $199(b)     $220
   Total fund
      operating expenses       1.05%       1.89%       1.87%
                               ====        ====        ====
Growth Fund                   Class A     Class B     Class C                         Class A    Class B+    Class B++     Class C
                              -------     -------     -------                         -------    --------    ---------     -------
   Management fees              .75%        .75%        .75%       After 1 year        $ 56        $ 61         $ 21        $ 21
   12b-1 fees                   .30%       1.00%       1.00%       After 3 years       $ 83        $ 84         $ 64        $ 64
   Other expenses (a)           .30%        .30%        .30%       After 5 years       $113        $110         $110        $110
                               ----        ----        ----        After 10 years      $198        $220(b)      $220(b)     $239
   Total fund
      operating expenses       1.35%       2.05%       2.05%
                               ====        ====        ====
Premier Growth Fund           Class A     Class B     Class C                         Class A    Class B+    Class B++     Class C
                              -------     -------     -------                         -------    --------    ---------     -------
   Management fees             1.00%       1.00%       1.00%       After 1 year        $ 60        $ 65         $ 25        $ 25
   12b-1 fees                   .37%       1.00%       1.00%       After 3 years       $ 97        $ 97         $ 77        $ 77
   Other expenses (a)           .44%        .46%        .45%       After 5 years       $136        $131         $131        $131
                               ----        ----        ----        After 10 years      $246        $248(b)      $243(b)     $279
   Total fund
      operating expenses       1.81%       2.46%       2.45%
                               ====        ====        ====
Counterpoint Fund             Class A     Class B     Class C                         Class A    Class B+    Class B++     Class C
                              -------     -------     -------                         -------    --------    ---------     -------
   Management fees              .75%        .75%        .75%       After 1 year        $ 61        $ 68         $ 28        $ 27
   12b-1 fees                   .30%       1.00%       1.00%       After 3 years       $101        $105         $ 85        $ 83
   Other expenses (a)           .89%        .98%        .91%       After 5 years       $143        $144         $144        $141
                               ----        ----        ----        After 10 years      $259        $287(b)      $287(b)     $299
   Total fund
      operating expenses       1.94%       2.73%       2.66%
                               ====        ====        ====

--------------------------------------------------------------------------------
Please refer to the footnotes on page 6.

                      Operating Expenses                                                      Examples
---------------------------------------------------------------    ---------------------------------------------------------------
Technology Fund                     Class A   Class B   Class C                      Class A     Class B+    Class B++     Class C
                                    -------   -------   -------                      -------     --------    ---------     -------
   Management fees                   1.00%     1.00%     1.00%     After 1 year       $ 59        $ 65        $ 25          $ 24
   12b-1 fees                         .30%     1.00%     1.00%     After 3 years      $ 93        $ 96        $ 76          $ 75
   Other expenses (a)                 .36%      .43%      .41%     After 5 years      $129        $130        $130          $129
                                     ----      ----      ----      After 10 years     $231        $258(b)     $258(b)       $275
   Total fund
      operating expenses             1.66%     2.43%     2.41%
                                     ====      ====      ====
Quasar Fund                         Class A   Class B   Class C                      Class A     Class B+    Class B++     Class C
                                    -------   -------   -------                      -------     --------    ---------     -------
   Management fees                   1.00%     1.00%     1.00%     After 1 year       $ 59        $ 65        $ 25          $ 25
   12b-1 fees                         .21%     1.00%     1.00%     After 3 years      $ 93        $ 98        $ 78          $ 77
   Other expenses (a)                 .46%      .50%      .48%     After 5 years      $129        $133        $133          $132
                                     ----      ----      ----      After 10 years     $232        $263(b)     $263(b)       $282
   Total fund
      operating expenses             1.67%     2.50%     2.48%
                                     ====      ====      ====
International Fund                  Class A   Class B   Class C                      Class A     Class B+    Class B++     Class C
                                    -------   -------   -------                      -------     --------    ---------     -------
   Management fees                   1.00%     1.00%     1.00%     After 1 year       $ 59        $ 66        $ 26          $ 26
   12b-1 fees                         .18%     1.00%     1.00%     After 3 years      $ 95        $100        $ 80          $ 79
   Other expenses (a)                 .55%      .57%      .54%     After 5 years      $132        $137        $137          $135
                                     ----      ----      ----      After 10 years     $238        $270(b)     $270(b)       $288
   Total fund
      operating expenses             1.73%     2.57%     2.54%
                                     ====      ====      ====
Worldwide Privatization Fund        Class A   Class B   Class C                      Class A     Class B+    Class B++     Class C
                                    -------   -------   -------                      -------     --------    ---------     -------
   Management fees                   1.00%     1.00%     1.00%     After 1 year       $ 60        $ 65        $ 25          $ 25
   12b-1 fees                         .30%     1.00%     1.00%     After 3 years      $ 96        $ 97        $ 77          $ 77
   Other expenses (a)                 .48%      .48%      .48%     After 5 years      $135        $132        $132          $132
                                     ----      ----      ----      After 10 years     $243        $264(b)     $264(b)       $282
   Total fund
      operating expenses             1.78%     2.48%     2.48%
                                     ====      ====      ====
New Europe Fund                     Class A   Class B   Class C                      Class A     Class B+    Class B++     Class C
                                    -------   -------   -------                      -------     --------    ---------     -------
   Management fees                   1.07%     1.07%     1.07%     After 1 year       $ 63        $ 68        $ 28          $ 28
   12b-1 fees                         .30%     1.00%     1.00%     After 3 years      $105        $107        $ 87          $ 86
   Other expenses (a)                 .72%      .72%      .71%     After 5 years      $150        $147        $147          $147
                                     ----      ----      ----      After 10 years     $274        $295(b)     $295(b)       $311
   Total fund
      operating expenses             2.09%     2.79%     2.78%
                                     ====      ====      ====
All-Asia Investment Fund            Class A   Class B   Class C                      Class A     Class B+    Class B++     Class C
                                    -------   -------   -------                      -------     --------    ---------     -------
   Management fees                                                 After 1 year       $ 70        $ 75        $ 35          $ 35
     (after waiver) (c)              0.00%     0.00%     0.00%     After 3 years      $126        $127        $107          $107
   12b-1 fees                         .30%     1.00%     1.00%     After 5 years      $184        $182        $182          $182
   Other expenses                                                  After 10 years     $342        $362(b)     $362(b)       $377
      Administration fees
        (after waiver) (f)           0.00%     0.00%     0.00%
      Other operating expenses (a)
        (after reimbursement) (d)    2.50%     2.50%     2.50%
                                     ----      ----      ----
   Total other expenses              2.50%     2.50%     2.50%
                                     ----      ----      ----
   Total fund
      operating expenses (d)         2.80%     3.50%     3.50%
                                     ====      ====      ====
Global Small Cap Fund               Class A   Class B   Class C                      Class A     Class B+    Class B++     Class C
                                    -------   -------   -------                      -------     --------    ---------     -------
   Management fees                   1.00%     1.00%     1.00%     After 1 year       $ 67        $ 72        $ 32          $ 33
   12b-1 fees                         .30%     1.00%     1.00%     After 3 years      $118        $119        $ 99          $100
   Other expenses (a)                1.24%     1.20%     1.25%     After 5 years      $172        $167        $167          $170
                                     ----      ----      ----      After 10 years     $318        $335(b)     $335(b)       $355
   Total fund
      operating expenses (g)         2.54%     3.20%     3.25%
                                     ====      ====      ====
Strategic Balanced Fund             Class A   Class B   Class C                      Class A     Class B+    Class B++     Class C
                                    -------   -------   -------                      -------     --------    ---------     -------
   Management fees
      (after waiver) (c)              .45%      .45%      .45%     After 1 year       $ 56        $ 61        $ 21          $ 21
   12b-1 fees                         .30%     1.00%     1.00%     After 3 years      $ 85        $ 86        $ 66          $ 66
   Other expenses (a)                                              After 5 years      $116        $113        $113          $113
      (after reimbursement) (d)       .65%      .65%      .65%     After 10 years     $203        $225(b)     $225(b)       $243
                                     ----      ----      ----
   Total fund
      operating expenses (d)         1.40%     2.10%     2.10%
                                     ====      ====      ====

--------------------------------------------------------------------------------
Please refer to the footnotes on page 6.

                      Operating Expenses                                                      Examples
---------------------------------------------------------------    ---------------------------------------------------------------
Balanced Shares                     Class A   Class B   Class C                      Class A     Class B+    Class B++     Class C
                                    -------   -------   -------                      -------     --------    ---------     -------
   Management fees                    .63%      .63%      .63%     After 1 year       $ 55         $ 61        $ 21          $ 21
   12b-1 fees                         .24%     1.00%     1.00%     After 3 years      $ 83         $ 86        $ 66          $ 65
   Other expenses (a)                 .45%      .48%      .46%     After 5 years      $112         $113        $113          $112
                                     ----      ----      ----      After 10 years     $195         $224(b)     $224(b)       $242
   Total fund
      operating expenses             1.32%     2.11%     2.09%
                                     ====      ====      ====
Income Builder Fund                 Class A   Class B   Class C                      Class A     Class B+    Class B++     Class C
                                    -------   -------   -------                      -------     --------    ---------     -------
   Management fees                    .75%      .75%      .75%     After 1 year       $ 67         $ 71        $ 31          $ 27
   12b-1 fees                         .30%     1.00%     1.00%     After 3 years      $118         $115        $ 95          $ 83
   Other expenses (a)                1.47%     1.34%      .92%     After 5 years      $171         $162        $162          $141
                                     ----      ----      ----      After 10 years     $316         $327(b)     $327(b)       $300
   Total fund
      operating expenses             2.52%     3.09%     2.67%
                                     ====      ====      ====
Utility Income Fund                 Class A   Class B   Class C                      Class A     Class B+    Class B++     Class C
                                    -------   -------   -------                      -------     --------    ---------     -------
   Management fees                    .75%      .75%      .75%     After 1 year       $ 57         $ 62        $ 22          $ 22
   12b-1 fees                         .30%     1.00%     1.00%     After 3 years      $ 88         $ 89        $ 69          $ 69
   Other expenses (a)                 .45%      .45%      .45%     After 5 years      $121         $118        $118          $118
                                     ----      ----      ----      After 10 years     $214         $236(b)     $236(b)       $253
   Total fund
      operating expenses (e)         1.50%     2.20%     2.20%
                                     ====      ====      ====
Growth and Income Fund              Class A   Class B   Class C                      Class A     Class B+    Class B++     Class C
                                    -------   -------   -------                      -------     --------    ---------     -------
   Management fees                    .53%      .53%      .53%     After 1 year       $ 53         $ 59        $ 19          $ 19
   12b-1 fees                         .20%     1.00%     1.00%     After 3 years      $ 74         $ 78        $ 58          $ 58
   Other expenses (a)                 .30%      .32%      .31%     After 5 years      $ 97         $100        $100          $100
                                     ----      ----      ----      After 10 years     $163         $195(b)     $195(b)       $216
   Total fund
      operating expenses             1.03%     1.85%     1.84%
                                     ====      ====      ====

--------------------------------------------------------------------------------
  + Assumes redemption at end of period.
 ++ Assumes no redemption at end of period.
(a) These expenses include a transfer agency fee payable to Alliance Fund Services, Inc., an affiliate of Alliance, based on a fixed dollar amount charged to the Fund for each shareholder's account.
(b) Assumes Class B shares converted to Class A shares after eight years, or six years with respect to Premier Growth Fund.

(c) Net of voluntary fee waiver. In the absence of such waiver, management fees would be .75% for Strategic Balanced Fund and 1.00% for All-Asia Investment Fund.
(d) Net of voluntary fee waiver and expense reimbursement. In the absence of such waiver and reimbursement, other expenses for Strategic Balanced Fund would have been .76%, .74% and .75%, respectively, for Class A, Class B and Class C shares, and total fund operating expenses for Strategic Balanced Fund would have been 1.81%, 2.49% and 2.50%, respectively, for Class A, Class B and Class C shares. In the absence of such waiver and reimbursements, other expenses for All-Asia Investment Fund would have been 7.81%, 7.83% and 7.83%, respectively for Class A, Class B and Class C shares, and total fund operating expenses for All-Asia Investment Fund would have been 9.26%, 9.98% and 9.98%, respectively, for Class A, Class B and Class C shares.
(e) Net of expense reimbursements. Absent expense reimbursements, total fund operating expenses for Utility Income Fund would be 13.72%, 14.42% and 14.42%, respectively, for Class A, Class B and Class C shares.

(f) Reflects the fees payable by All-Asia Investment Fund to Alliance pursuant to an administration agreement net of voluntary fee waiver. In the absence of such fee waiver, the administration fee would be .15%.
(g) Net of expense reimbursements. Absent of expense reimbursements, total fund operating expenses for Global Small Cap Fund would be 2.61%, 3.27% and 3.31%, respectively, for Class A, Class B and Class C shares.

The purpose of the foregoing table is to assist the investor in understanding the various costs and expenses that an investor in a Fund will bear directly or indirectly. Long-term shareholders of a Fund may pay aggregate sales charges totaling more than the economic equivalent of the maximum initial sales charges permitted by the Rules of Fair Practice of the National Association of Securities Dealers, Inc. See "Management of the Funds--Distribution Services Agreements." The Rule 12b-1 fee for each class comprises a service fee not exceeding .25% of the aggregate average daily net assets of the Fund attributable to the class and an asset-based sales charge equal to the remaining portion of the Rule 12b-1 fee. The information shown in the table for Alliance Fund, Growth Fund and Technology Fund reflects annualized expenses based on the Fund's most recent fiscal periods. The information shown in the table for Alliance Premier Growth Fund and All-Asia Investment Fund reflects estimated annualized expenses for the Fund's current fiscal period. "Total Fund Operating Expenses" for Utility Income Fund are based on estimated amounts for the Funds' current fiscal year. See "Management of the Funds." "Other Expenses" for Class A, Class B and Class C shares of All-Asia Investment Fund and Worldwide Privatization Fund are based on estimated amounts for each Fund's current fiscal year. The management fee rates of Growth Fund, Premier Growth Fund, Counterpoint Fund, Strategic Balanced Fund, Technology Fund, International Fund, Worldwide Privatization Fund, New Europe Fund, All-Asia Investment Fund, Income Builder Fund, Utility Income Fund and Global Small Cap Fund are higher than those paid by most other investment companies, but Alliance believes the fees are comparable to those paid by investment companies of similar investment orientation. The expense ratios for Class B and Class C shares of Counterpoint Fund, Technology Fund and Quasar Fund, and for each Class of shares of Global Small Cap Fund and Worldwide Privatization Fund, are higher than the expense ratios of most other mutual funds, but are comparable to the expense ratios of mutual funds whose shares are similarly priced. The examples set forth above assume reinvestment of all dividends and distributions and utilize a 5% annual rate of return as mandated by Commission regulations. The examples should not be considered representative of past or future expenses; actual expenses may be greater or less than those shown.

--------------------------------------------------------------------------------
                             Financial Highlights
--------------------------------------------------------------------------------


The tables on the following pages present, for each Fund, per share income and capital changes for a share outstanding throughout each period indicated. The information in the tables for Alliance Fund, Growth Fund, Premier Growth Fund, Strategic Balanced Fund, Balanced Shares, Utility Income Fund, Worldwide Privatization Fund and Growth and Income Fund has, except as noted otherwise, been audited by Price Waterhouse LLP, the independent accountants for each Fund, and for Counterpoint Fund, Technology Fund, Quasar Fund, International Fund, New Europe Fund, Global Small Cap Fund and Income Builder Fund by Ernst & Young LLP, the independent auditors for each Fund. A report of Price Waterhouse LLP or Ernst & Young LLP, as the case may be, on the information with respect to each Fund, except All-Asia Investment Fund which has not yet been audited or it has not completed a fiscal year, appears in the Fund's Statement of Additional Information. The following information for each Fund should be read in conjunction with the financial statements and related notes which are included in the Fund's Statement of Additional Information.

Further information about a Fund's performance is contained in the Fund's annual report to shareholders, which may be obtained without charge by contacting Alliance Fund Services, Inc. at the address or the "Literature" telephone number shown on the cover of this Prospectus.

                                    Net                                Net              Net
                                   Asset                          Realized and        Increase
                                   Value                           Unrealized      (Decrease) In   Dividends From  Distributions
                               Beginning Of    Net Investment    Gain (Loss) On   Net Asset Value  Net Investment     From Net
  Fiscal Year or Period           Period        Income (Loss)      Investments    From Operations      Income      Realized Gains
  ---------------------        ------------    --------------    --------------   ---------------  --------------  --------------
All-Asia Investment Fund
   Class A
   11/28/94+ to 4/30/95+++...     $ 10.00        $  .11 (c)        $  .13             $  .24           $ 0.00          $ 0.00
   Class B
   11/28/94+ to 4/30/95+++...     $ 10.00        $  .09 (c)        $  .13             $  .22           $ 0.00          $ 0.00
   Class C
   11/28/94+ to 4/30/95+++...     $ 10.00        $  .08 (c)        $  .16             $  .24           $ 0.00          $ 0.00
Alliance Fund
   Class A
   12/1/94 to 5/31/95+++.....     $  6.63        $  .01            $  .81             $  .82           $ (.01)        $ (1.00)
   1/1/94 to 11/30/94**......        6.85           .01              (.23)              (.22)            0.00            0.00
   Year ended 12/31/93.......        6.68           .02               .93                .95             (.02)           (.76)
   Year ended 12/31/92.......        6.29           .05               .87                .92             (.05)           (.48)
   Year ended 12/31/91.......        5.22           .07              1.70               1.77             (.07)           (.63)
   Year ended 12/31/90.......        6.87           .09              (.32)              (.23)            (.18)          (1.24)
   Year ended 12/31/89.......        5.60           .12              1.19               1.31             (.04)           0.00
   Year ended 12/31/88.......        5.15           .08               .80                .88             (.08)           (.35)
   Year ended 12/31/87.......        6.87           .08               .27                .35             (.13)          (1.94)
   Year ended 12/31/86.......       11.15           .11               .87                .98             (.10)          (5.16)
   Year ended 12/31/85.......        9.18           .20              2.51               2.71             (.23)           (.51)
   Class B
   12/1/94 to 5/31/95+++.....     $  6.50        $  .05            $  .72             $  .77           $ 0.00         $ (1.00)
   1/1/94 to 11/30/94**......        6.76          (.03)             (.23)              (.26)            0.00            0.00
   Year ended 12/31/93.......        6.64          (.03)              .91                .88             0.00            (.76)
   Year ended 12/31/92.......        6.27          (.01)(b)           .87                .86             (.01)           (.48)
   3/4/91++ to 12/31/91......        6.14           .01 (b)           .79                .80             (.04)           (.63)
   Class C
   12/1/94 to 5/31/95+++.....     $  6.50        $ (.10)           $  .87             $  .77           $ 0.00         $ (1.00)
   1/1/94 to 11/30/94**......        6.77          (.03)             (.24)              (.27)            0.00            0.00
   5/3/93++ to 12/31/93......        6.67          (.02)              .88                .86             0.00            (.76)
Growth Fund (i)
   Class A
   11/1/94 to 4/30/95+++.....     $ 25.08        $  .08            $  .88             $  .96           $ (.11)        $  (.41)
   5/1/94 to 10/31/94**......       23.89           .09              1.10               1.19             0.00            0.00
   Year ended 4/30/94........       22.67          (.01)(c)          3.55               3.54             0.00           (2.32)
   Year ended 4/30/93........       20.31           .05 (c)          3.68               3.73             (.14)          (1.23)
   Year ended 4/30/92........       17.94           .29 (c)          3.95               4.24             (.26)          (1.61)
   9/4/90++ to 4/30/91.......       13.61           .17 (c)          4.22               4.39             (.06)           0.00
   Class B
   11/1/94 to 4/30/95+++.....     $ 21.21        $ 0.00            $  .74             $  .74           $ (.01)        $  (.41)
   5/1/94 to 10/31/94**......       20.27           .01               .93                .94             0.00            0.00
   Year ended 4/30/94........       19.68          (.07)(c)          2.98               2.91             0.00           (2.32)
   Year ended 4/30/93........       18.16          (.06)(c)          3.23               3.17             (.03)          (1.62)
   Year ended 4/30/92........       16.88           .17 (c)          3.67               3.84             (.21)          (2.35)
   Year ended 4/30/91........       14.38           .08 (c)          3.22               3.30             (.09)           (.71)
   Year ended 4/30/90........       14.13           .01 (b)(c)       1.26               1.27             0.00           (1.02)
   Year ended 4/30/89........       12.76          (.01)(c)          2.44               2.43             0.00           (1.06)
   10/23/87+ to 4/30/88......       10.00          (.02)(c)          2.78               2.76             0.00            0.00
   Class C
   11/1/94 to 4/30/95+++.....     $ 21.22        $ 0.00            $  .73             $  .73           $ (.01)        $  (.41)
   5/1/94 to 10/31/94**......       20.28           .01               .93                .94             0.00            0.00
   8/2/93++ to 4/30/94.......       21.47          (.02)(c)          1.15               1.13             0.00           (2.32)
Premier Growth Fund
   Class A
   12/1/94 to 5/31/95+++.....     $ 11.41        $ (.02)           $ 2.15             $ 2.13           $ 0.00         $  (.67)
   Year ended 11/30/94.......       11.78          (.09)             (.28)              (.37)            0.00            0.00
   Year ended 11/30/93.......       10.79          (.05)             1.05               1.00             (.01)           0.00
   9/28/92+ to 11/30/92......       10.00           .01               .78                .79             0.00            0.00
   Class B
   12/1/94 to 5/31/95+++.....     $ 11.29        $ (.05)           $ 2.13             $ 2.08           $ 0.00         $  (.67)
   Year ended 11/30/94.......       11.72          (.15)             (.28)              (.43)            0.00            0.00
   Year ended 11/30/93.......       10.79          (.10)             1.03                .93             0.00            0.00
   9/28/92+ to 11/30/92......       10.00          0.00               .79                .79             0.00            0.00
   Class C
   12/1/94 to 5/31/95+++.....     $ 11.30        $ (.05)           $ 2.13             $ 2.08           $ 0.00         $  (.67)
   Year ended 11/30/94.......       11.72          (.09)             (.33)              (.42)            0.00
   5/3/93++ to 11/30/93......       10.48          (.05)             1.29               1.24             0.00            0.00

--------------------------------------------------------------------------------
Please refer to the footnotes on page 16.

                                        Total          Net Assets                      Ratio Of Net
        Total          Net Asset      Investment       At End Of        Ratio Of        Investment
      Dividends          Value       Return Based        Period         Expenses       Income (Loss)
         And            End Of       on Net Asset        (000's        To Average       To Average        Portfolio
    Distributions       Period         Value (a)        omitted)       Net Assets       Net Assets      Turnover Rate
    -------------      ---------     ------------      ----------      ----------      -------------    -------------
       $ 0.00           $10.24          2.40%          $    1,917           .19%*          3.44%*            51%

       $ 0.00           $10.22          2.20%          $    3,019           .90%*          2.73%*            51%

       $ 0.00           $10.24          2.40%          $      185           .71%*          2.87%*            51%


       $(1.01)          $ 6.44         15.01%          $  812,401          1.07%*           .44%*            41%
         0.00             6.63         (3.21)             760,679          1.05*            .21*             63
         (.78)            6.85         14.26              831,814          1.01             .27              66
         (.53)            6.68         14.70              794,733           .81             .79              58
         (.70)            6.29         33.91              748,226           .83            1.03              74
        (1.42)            5.22         (4.36)             620,374           .81            1.56              71
         (.04)            6.87         23.42              837,429           .75            1.79              81
         (.43)            5.60         17.10              760,619           .82            1.38              65
        (2.07)            5.15          4.90              695,812           .76            1.03             100
        (5.26)            6.87         12.60              652,009           .61            1.39              46
         (.74)           11.15         31.52              710,851           .59            1.96              62

       $(1.00)          $ 6.27         14.36%          $   22,603          1.88%*          (.32)%*           41%
         0.00             6.50         (3.85)              18,138          1.89*           (.60)*            63
         (.76)            6.76         13.28               12,402          1.90            (.64)             66
         (.49)            6.64         13.75                3,825          1.64            (.04)             58
         (.67)            6.27         13.10                  852          1.64*            .10*             74

       $(1.00)          $ 6.27         14.36%          $    6,868          1.91%*          (.38)%*           41%
         0.00             6.50         (3.99)               6,230          1.87*           (.59)*            63
         (.76)            6.77         13.95                4,006          1.94*           (.74)*            66


       $ (.52)          $25.52          4.04%          $  213,281          1.37%*           .69%*            25%
         0.00            25.08          4.98              167,800          1.35*            .86*             24
        (2.32)           23.89         15.66              102,406          1.40 (f)         .32              87
        (1.37)           22.67         18.89               13,889          1.40 (f)         .20             124
        (1.87)           20.31         23.61                8,228          1.40 (f)        1.44             137
         (.06)           17.94         32.40                  713          1.40*(f)        1.99*            130

       $ (.42)          $21.53          3.68%          $1,051,753          2.07%*          (.01)%*           25%
         0.00            21.21          4.64              751,521          2.05*            .16*             24
        (2.32)           20.27         14.79              394,227          2.10 (f)        (.36)             87
        (1.65)           19.68         18.16               56,704          2.15 (f)        (.53)            124
        (2.56)           18.16         22.75               37,845          2.15 (f)         .78             137
         (.80)           16.88         24.72               22,710          2.10 (f)         .56             130
        (1.02)           14.38          8.81               15,800          2.00 (f)         .07             165
        (1.06)           14.13         20.31                7,672          2.00 (f)        (.03)            139
         0.00            12.76         27.60                1,938          2.00*(f)        (.40)*            52

       $ (.42)          $21.53          3.63%          $  154,857          2.07%*          (.01)%*           25%
         0.00            21.22          4.64              114,455          2.05*            .16*             24
        (2.32)           20.28          5.27               64,030          2.10*(f)        (.31)*            87


       $ (.67)          $12.87         19.94%          $   41,921          1.92%*          (.36)%*           58%
         0.00            11.41         (3.14)              35,146          1.96            (.67)             98
         (.01)           11.78          9.26               40,415          2.18            (.61)             68
         0.00            10.79          7.90                4,893          2.17*(f)         .91*(f)           0

       $ (.67)          $12.70         19.70%          $  157,167          2.43%*          (.88)%*           58%
         0.00            11.29         (3.67)             139,988          2.47           (1.19)             98
         0.00            11.72          8.64              151,600          2.70           (1.14)             68
         0.00            10.79          7.90               19,941          2.68*(f)         .35*(f)           0

       $ (.67)          $12.71         19.68%          $    8,638          2.42%*          (.87)%*           58%
         0.00            11.30         (3.58)               7,332          2.47           (1.16)             98
         0.00            11.72         11.83                3,899          2.79*          (1.35)*            68

--------------------------------------------------------------------------------

                                    Net                                Net              Net
                                   Asset                          Realized and        Increase
                                   Value                           Unrealized      (Decrease) In   Dividends From  Distributions
                               Beginning Of    Net Investment    Gain (Loss) On   Net Asset Value  Net Investment     From Net
  Fiscal Year or Period           Period        Income (Loss)      Investments    From Operations      Income      Realized Gains
  ---------------------        ------------    --------------    --------------   ---------------  --------------  --------------
Counterpoint Fund
   Class A
   10/1/94 to 3/31/95+++.....     $17.14           $(.07)           $ 1.31            $ 1.24            $0.00          $(2.62)
   Year ended 9/30/94........      20.89            (.10)             (.82)             (.92)            0.00           (2.83)
   Year ended 9/30/93........      19.45            (.01)             2.60              2.59             (.04)          (1.11)
   Year ended 9/30/92........      19.08             .13              1.76              1.89             (.16)          (1.36)
   Year ended 9/30/91........      15.18             .17              4.92              5.09             (.20)           (.99)
   Year ended 9/30/90........      19.86             .23             (3.63)            (3.40)            (.20)          (1.08)
   Year ended 9/30/89........      15.02             .21              5.30              5.51             (.23)           (.44)
   Year ended 9/30/88........      18.05             .27             (2.09)            (1.82)            (.26)           (.95)
   Year ended 9/30/87........      14.26             .26              4.20              4.46             (.36)           (.31)
   Year ended 9/30/86........      10.98             .37              3.31              3.68             (.35)           (.09)
   2/28/85+ to 9/30/85.......      10.00             .13               .85               .98             0.00            0.00
   Class B
   10/1/94 to 3/31/95+++.....     $16.94           $(.07)           $ 1.23            $ 1.16            $0.00          $(2.62)
   Year ended 9/30/94........      20.82            (.08)             (.97)            (1.05)            0.00           (2.83)
   5/3/93++ to 9/30/93.......      18.51            (.07)             2.38              2.31             0.00            0.00
   Class C
   10/1/94 to 3/31/95+++.....     $16.95           $(.10)           $ 1.26            $ 1.16            $0.00          $(2.62)
   Year ended 9/30/94........      20.83            (.14)             (.91)            (1.05)            0.00           (2.83)
   5/3/93++ to 9/30/93.......      18.51            (.05)             2.37              2.32             0.00            0.00
Technology Fund
   Class A
   12/1/94 to 5/31/95+++.....     $31.98           $(.11)           $ 7.94            $ 7.83            $0.00          $(3.17)
   1/1/94 to 11/30/94**......      26.12            (.32)             6.18              5.86             0.00            0.00
   Year ended 12/31/93.......      28.20            (.29)             6.39              6.10             0.00           (8.18)
   Year ended 12/31/92.......      26.38            (.22)(b)          4.31              4.09             0.00           (2.27)
   Year ended 12/31/91.......      19.44            (.02)            10.57             10.55             0.00           (3.61)
   Year ended 12/31/90.......      21.57            (.03)             (.56)             (.59)            0.00           (1.54)
   Year ended 12/31/89.......      20.35            0.00              1.22              1.22             0.00            0.00
   Year ended 12/31/88.......      20.22            (.03)              .16               .13             0.00            0.00
   Year ended 12/31/87.......      23.11            (.10)             4.54              4.44             0.00           (7.33)
   Year ended 12/31/86.......      20.64            (.14)             2.62              2.48             (.01)           0.00
   Year ended 12/31/85.......      16.52             .02              4.30              4.32             (.20)           0.00
   Class B
   12/1/94 to 5/31/95+++.....     $31.61           $(.14)           $ 7.75            $ 7.61            $0.00          $(3.17)
   1/1/94 to 11/30/94**......      25.98            (.23)             5.86              5.63             0.00            0.00
   5/3/93++ to 12/31/93......      27.44            (.12)             6.84              6.72             0.00           (8.18)
   Class C
   12/1/94 to 5/31/95+++.....     $31.61           $(.18)           $ 7.79            $ 7.61            $0.00          $(3.17)
   1/1/94 to 11/30/94**......      25.98            (.24)             5.87              5.63             0.00            0.00
   5/3/93++ to 12/31/93......      27.44            (.13)             6.85              6.72             0.00           (8.18)
Quasar Fund
   Class A
   10/1/94 to 3/31/95+++.....     $22.65           $(.13)           $  .54           $   .41            $0.00          $(3.86)
   Year ended 9/30/94........      24.43            (.60)             (.36)             (.96)            0.00            (.82)
   Year ended 9/30/93........      19.34            (.41)             6.38              5.97             0.00            (.88)
   Year ended 9/30/92........      21.27            (.24)            (1.53)            (1.77)            0.00            (.16)
   Year ended 9/30/91........      15.67            (.05)             5.71              5.66             (.06)           0.00
   Year ended 9/30/90........      24.84             .03 (b)         (7.18)            (7.15)            0.00           (2.02)
   Year ended 9/30/89........      17.60             .02 (b)          7.40              7.42             0.00            (.18)
   Year ended 9/30/88........      24.47            (.08)            (2.08)            (2.16)            0.00           (4.71)
   Year ended 9/30/87(d).....      21.80            (.14)             5.88              5.74             0.00           (3.07)
   Year ended 9/30/86(d).....      17.25            0.00              5.54              5.54             (.03)           (.96)
   Year ended 9/30/85(d).....      14.67             .04              2.87              2.91             (.11)           (.22)
   Class B
   10/1/94 to 3/31/95+++.....     $21.92           $(.19)           $  .50           $   .31            $0.00          $(3.86)
   Year ended 9/30/94........      23.88            (.53)             (.61)            (1.14)            0.00            (.82)
   Year ended 9/30/93........      19.07            (.18)             5.87              5.69             0.00            (.88)
   Year ended 9/30/92........      21.14            (.39)            (1.52)            (1.91)            0.00            (.16)
   Year ended 9/30/91........      15.66            (.13)             5.67              5.54             (.06)           0.00
   9/17/90++ to 9/30/90......      17.17            (.01)            (1.50)            (1.51)            0.00            0.00
   Class C
   10/1/94 to 3/31/95+++.....     $21.92           $(.20)           $  .53           $   .33            $0.00          $(3.86)
   Year ended 9/30/94........      23.88            (.36)             (.78)            (1.14)            0.00            (.82)
   5/3/93++ to 9/30/93.......      20.33            (.10)             3.65              3.55             0.00            0.00

--------------------------------------------------------------------------------
Please refer to the footnotes on page 16.

                                        Total          Net Assets                      Ratio Of Net
        Total          Net Asset      Investment       At End Of        Ratio Of        Investment
      Dividends          Value       Return Based        Period         Expenses       Income (Loss)
         And            End Of       on Net Asset        (000's        To Average       To Average        Portfolio
    Distributions       Period         Value (a)        omitted)       Net Assets       Net Assets      Turnover Rate
    -------------      ---------     ------------      ----------      ----------      -------------    -------------

        $(2.62)         $15.76            9.07%         $ 36,714          2.23%*            (.84)%*             8%
         (2.83)          17.14           (4.91)           42,712          1.94              (.43)              25
         (1.15)          20.89           13.76            67,356          1.79              (.04)              48
         (1.52)          19.45           10.76            70,876          1.62               .79               39
         (1.19)          19.08           35.39            59,690          1.64              1.02               38
         (1.28)          15.18          (17.91)           49,198          1.72              1.38               57
          (.67)          19.86           38.25            60,478          1.69              1.28               37
         (1.21)          15.02           (8.94)           44,789          1.76              1.93               33
          (.67)          18.05           32.24            57,752          1.64 (f)          1.68 (f)           24
          (.40)          14.26           34.00            36,713          1.55 (f)          2.88 (f)           17
          0.00           10.98            9.80            22,365          1.50*(f)          3.20*(f)            6

        $(2.62)         $15.48            8.67%         $  1,303          3.03%*           (1.57)%*             8%
         (2.83)          16.94           (5.63)              527          2.73             (1.17)              25
          0.00           20.82           12.48               120          3.35*            (1.60)*             48

        $(2.62)         $15.49            8.66%         $    483          2.94%*           (1.54)%*             8%
         (2.83)          16.95           (5.62)              418          2.66             (1.11)              25
          0.00           20.83           12.53               242          3.22*            (1.34)*             48


        $(3.17)         $36.64           27.21%         $255,131          1.59%*            (.65)%*            23%
          0.00           31.98           22.43           202,929          1.66*            (1.22)*             55
         (8.18)          26.12           21.63           173,732          1.73             (1.32)              64
         (2.27)          28.20           15.50           173,566          1.61              (.90)              73
         (3.61)          26.38           54.24           191,693          1.71              (.20)             134
         (1.54)          19.44           (3.08)          131,843          1.77              (.18)             147
          0.00           21.57            6.00           141,730          1.66               .02              139
          0.00           20.35            0.64           169,856          1.42(f)           (.16)(f)          139
         (7.33)          20.22           19.16           167,608          1.31(f)           (.56)(f)          248
          (.01)          23.11           12.03           147,733          1.13(f)           (.57)(f)          141
          (.20)          20.64           26.24           147,114          1.14(f)            .07 (f)          259

        $(3.17)         $36.05           26.80%         $ 88,367          2.47%*           (1.51)%*            23%
          0.00           31.61           21.67            18,397          2.43*            (1.95)*             55
         (8.18)          25.98           24.49             1,645          2.57*            (2.30)*             64

        $(3.17)         $36.05           26.80%         $ 16,555          2.45%*           (1.49)%*            23%
          0.00           31.61           21.67             7,470          2.41*            (1.94)*             55
         (8.18)          25.98           24.49             1,096          2.52*            (2.25)*             64


        $(3.86)         $19.20            3.89%         $131,172          1.80%*           (1.26)%*            80%
          (.82)          22.65           (4.05)          155,470          1.67             (1.15)             110
          (.88)          24.43           31.58           228,874          1.65             (1.00)             102
          (.16)          19.34           (8.34)          252,140          1.62              (.89)             128
          (.06)          21.27           36.28           333,806          1.64              (.22)             118
         (2.02)          15.67          (30.81)          251,102          1.66               .16               90
          (.18)          24.84           42.68           263,099          1.73               .10               90
         (4.71)          17.60           (8.61)           90,713          1.28(f)           (.40)(f)           58
         (3.07)          24.47           29.61           134,676          1.18(f)           (.56)(f)           76
          (.99)          21.80           33.79           144,959          1.18               .02               84
          (.33)          17.25           20.29            77,067          1.18               .22               77

        $(3.86)         $18.37            3.52%         $ 12,876          2.63%*           (2.08)%*            80%
          (.82)          21.92           (4.92)           13,901          2.50             (1.98)             110
          (.88)          23.88           30.53            16,779          2.46             (1.81)             102
          (.16)          19.07           (9.05)            9,454          2.42             (1.67)             128
          (.06)          21.14           35.54             7,346          2.41             (1.28)             118
          0.00           15.66           (8.79)               71          2.09*             (.26)*             90

        $(3.86)         $18.39            3.62%         $  1,032          2.59%*           (2.06)%*            80%
          (.82)          21.92           (4.92)            1,220          2.48             (1.96)             110
          0.00           23.88           17.46               118          2.49*            (1.90)*            102

--------------------------------------------------------------------------------

                                    Net                                Net              Net
                                   Asset                          Realized and        Increase
                                   Value                           Unrealized      (Decrease) In   Dividends From  Distributions
                               Beginning Of    Net Investment    Gain (Loss) On   Net Asset Value  Net Investment     From Net
  Fiscal Year or Period           Period        Income (Loss)      Investments    From Operations      Income      Realized Gains
  ---------------------        ------------    --------------    --------------   ---------------  --------------  --------------
International Fund
   Class A
   Year ended 6/30/95.......       $18.38          $ .04            $   .01           $  .05            $0.00          $(1.62)
   Year ended 6/30/94.......        16.01           (.09)              3.02             2.93             0.00            (.56)
   Year ended 6/30/93.......        14.98           (.01)              1.17             1.16             (.04)           (.09)
   Year ended 6/30/92.......        14.00            .01 (b)           1.04             1.05             (.07)           0.00
   Year ended 6/30/91.......        17.99            .05              (3.54)           (3.49)            (.03)           (.47)
   Year ended 6/30/90.......        17.24            .03               2.87             2.90             (.04)          (2.11)
   Year ended 6/30/89.......        16.09            .05               3.73             3.78             (.13)          (2.50)
   Year ended 6/30/88.......        23.70            .17              (1.22)           (1.05)            (.21)          (6.35)
   Year ended 6/30/87.......        22.02            .15               4.31             4.46             (.03)          (2.75)
   Year ended 6/30/86.......        11.94            .02              10.50            10.52             (.03)           (.41)
   Class B
   Year ended 6/30/95.......       $17.90          $(.01)           $  (.08)         $  (.09)           $0.00          $(1.62)
   Year ended 6/30/94.......        15.74           (.19) (b)          2.91             2.72             0.00            (.56)
   Year ended 6/30/93.......        14.81           (.12)              1.14             1.02             0.00            (.09)
   Year ended 6/30/92.......        13.93           (.11) (b)          1.02              .91             (.03)           0.00
   9/17/90++ to 6/30/91.....        15.52            .03              (1.12)           (1.09)            (.03)           (.47)
   Class C
   Year ended 6/30/95.......       $17.91          $(.14)           $   .05          $  (.09)           $0.00          $(1.62)
   Year ended 6/30/94.......        15.74           (.11)              2.84             2.73             0.00            (.56)
   5/3/93++ to 6/30/93......        15.93           0.00               (.19)            (.19)            0.00            0.00
Worldwide Privatization Fund
   Class A
   Year ended 6/30/95.......       $ 9.75          $ .06             $  .37           $  .43            $0.00          $ 0.00
   6/2/94+ to 6/30/94.......        10.00            .01               (.26)            (.25)            0.00            0.00
   Class B
   Year ended 6/30/95.......       $ 9.74          $ .02             $  .34           $  .36            $0.00          $ 0.00
   6/2/94+ to 6/30/94.......        10.00            .00               (.26)            (.26)            0.00            0.00
   Class C
   2/8/95++ to 6/30/95......       $ 9.53          $ .05             $  .52           $  .57            $0.00          $ 0.00
New Europe Fund
   Class A
   Year ended 7/31/95.......       $12.66          $ .04             $ 2.50           $ 2.54           $ (.09)         $ 0.00
   Period ended 7/31/94**...        12.53            .09                .04              .13             0.00            0.00
   Year ended 2/28/94.......         9.37            .02 (b)           3.14             3.16             0.00            0.00
   Year ended 2/28/93.......         9.81            .04               (.33)            (.29)            (.15)           0.00
   Year ended 2/29/92.......         9.76            .02 (b)            .05              .07             (.02)           0.00
   4/2/90+ to 2/28/91.......        11.11 (e)        .26               (.91)            (.65)            (.26)           (.44)
   Class B
   Year ended 7/31/95.......       $12.41          $(.05)            $ 2.44           $ 2.39           $ (.09)         $ 0.00
   Period ended 7/31/94**...        12.32            .07                .02              .09             0.00            0.00
   Year ended 2/28/94.......         9.28           (.05) (b)          3.09             3.04             0.00            0.00
   Year ended 2/28/93.......         9.74           (.02)              (.33)            (.35)            (.11)           0.00
   3/5/91++ to 2/29/92......         9.84           (.04) (b)          (.04)            (.08)            (.02)           0.00
   Class C
   Year ended 7/31/95.......       $12.42          $(.07)            $ 2.46           $ 2.39           $ (.09)         $ 0.00
   Period ended 7/31/94**...        12.33            .06                .03              .09             0.00            0.00
   5/3/93++ to 2/28/94......        10.21           (.04) (b)          2.16             2.12             0.00            0.00
Global Small Cap Fund
   Class A
   Year ended 7/31/95.......       $11.08          $(.09)            $ 1.50           $ 1.41            $0.00          $(2.11) (k)
   Period ended 7/31/94**...        11.24           (.15)              (.01)            (.16)            0.00            0.00
   Year ended 9/30/93.......         9.33           (.15)              2.49             2.34             0.00            (.43)
   Year ended 9/30/92.......        10.55           (.16)             (1.03)           (1.19)            0.00            (.03)
   Year ended 9/30/91.......         8.26           (.06)              2.35             2.29             0.00            0.00
   Year ended 9/30/90.......        15.54           (.05) (b)         (4.12)           (4.17)            0.00           (3.11)
   Year ended 9/30/89.......        11.41           (.03)              4.25             4.22             0.00            (.09)
   Year ended 9/30/88.......        15.07           (.05)             (1.83)           (1.88)            0.00           (1.78)
   Year ended 9/30/87.......        15.47           (.07)              4.19             4.12             (.04)          (4.48)
   Year ended 9/30/86.......        12.94            .05               3.74             3.79             (.04)          (1.22)
   Class B
   Year ended 7/31/95.......       $10.78          $(.12)            $ 1.40           $ 1.28            $0.00          $(2.11) (k)
   Period ended 7/31/94**...        11.00           (.17) (b)          (.05)            (.22)            0.00            0.00
   Year ended 9/30/93.......         9.20           (.15)              2.38             2.23             0.00            (.43)
   Year ended 9/30/92.......        10.49           (.20)             (1.06)           (1.26)            0.00            (.03)
   Year ended 9/30/91.......         8.26           (.07)              2.30             2.23             0.00            0.00
   9/17/90++ to 9/30/90.....         9.12           (.01)              (.85)            (.86)            0.00            0.00
   Class C
   Year ended 7/31/95.......       $10.79          $(.17)            $ 1.45           $ 1.28            $0.00          $(2.11) (k)
   Period ended 7/31/94**...        11.00           (.17) (b)          (.04)            (.21)            0.00            0.00
   5/3/93++ to 9/30/93......         9.86           (.05)              1.19             1.14             0.00            0.00

--------------------------------------------------------------------------------

Please refer to the footnotes on page 16.

                                        Total          Net Assets                      Ratio Of Net
        Total          Net Asset      Investment       At End Of        Ratio Of        Investment
      Dividends          Value       Return Based        Period         Expenses       Income (Loss)
         And            End Of       on Net Asset        (000's        To Average       To Average        Portfolio
    Distributions       Period         Value (a)        omitted)       Net Assets       Net Assets      Turnover Rate
    -------------      ---------     ------------      ----------      ----------      -------------    -------------

      $(1.62)           $16.81            .59%          $165,584            1.73%             .26%            119%
        (.56)            18.38          18.68            201,916            1.90             (.50)             97
        (.13)            16.01           7.86            161,048            1.88             (.14)             94
        (.07)            14.98           7.52            179,807            1.82              .07              72
        (.50)            14.00         (19.34)           214,442            1.73              .37              71
       (2.15)            17.99          16.98            265,999            1.45              .33              37
       (2.63)            17.24          27.65            166,003            1.41              .39              87
       (6.56)            16.09          (4.20)           132,319            1.41              .84              55
       (2.78)            23.70          23.05            194,716            1.30              .77              58
        (.44)            22.02          90.87            139,326            1.29              .16              62

      $(1.62)           $16.19           (.22)%         $ 48,998            2.57%            (.62)%           119%
        (.56)            17.90          17.65             29,943            2.78            (1.15)             97
        (.09)            15.74           6.98              6,363            2.70             (.96)             94
        (.03)            14.81           6.54              5,585            2.68             (.70)             72
        (.50)            13.93          (6.97)             3,515            3.39*             .84*             71

      $(1.62)           $16.20           (.22)%         $ 19,395            2.54%            (.88)%           119%
        (.56)            17.91           17.72            13,503            2.78            (1.12)             97
        0.00             15.74          (1.19)               229            2.57*             .08*             94


      $ 0.00            $10.18           4.41%          $ 13,535            2.56%             .66%             36%
        0.00              9.75          (2.50)             4,990            2.75*            1.03*              0

      $ 0.00            $10.10           3.70%          $ 79,359            3.27%             .01%             36%
        0.00              9.74          (2.60)            22,859            3.45*             .33*              0

      $ 0.00            $10.10           5.98%          $    338           3.27%*           2.65%*             36%


      $ (.09)           $15.11          20.22%          $ 86,112            2.09%             .37%             74%
        0.00             12.66           1.04             86,739            2.06*            1.85*             35
        0.00             12.53          33.73             90,372            2.30              .17              94
        (.15)             9.37          (2.82)            79,285            2.25              .47             125
        (.02)             9.81            .74            108,510            2.24              .16              34
        (.70)             9.76          (5.63)           188,016            1.52*            2.71*             48

      $ (.09)           $14.71          19.42%          $ 34,527            2.79%           (.33)%             74%
        0.00             12.41            .73             31,404            2.76*            1.15*             35
        0.00             12.32          32.76             20,729            3.02             (.52)             94
        (.11)             9.28          (3.49)             1,732            3.00             (.50)            125
        (.02)             9.74            .03              1,423            3.02*           (.71)*             34

      $ (.09)           $14.72          19.40%          $  7,802            2.78%            (.33)%            74%
        0.00             12.42            .73             11,875            2.76*            1.15*             35
        0.00             12.33          20.77             10,886            3.00*            (.52)*            94


      $(2.11)           $10.38          16.62%          $ 60,057            2.54%(f)        (1.17)%(f)        128%
        0.00             11.08          (1.42)            61,372            2.42*           (1.26)*            78
        (.43)            11.24          25.83             65,713            2.53            (1.13)             97
        (.03)             9.33         (11.30)            58,491            2.34             (.85)            108
        0.00             10.55          27.72             84,370            2.29             (.55)            104
       (3.11)             8.26         (31.90)            68,316            1.73             (.46)             89
        (.09)            15.54          37.34            113,583            1.56             (.17)            106
       (1.78)            11.41          (8.11)            90,071            1.54 (f)         (.50) (f)         74
       (4.52)            15.07          34.11            113,305            1.41 (f)         (.44) (f)         98
       (1.26)            15.47          31.76             90,354            1.22 (f)          .30  (f)        107

      $(2.11)           $ 9.95          15.77%          $  5,164            3.20%(f)        (1.92)%(f)        128%
        0.00             10.78          (2.00)             3,889            3.15*           (1.93)*            78
        (.43)            11.00          24.97              1,150            3.26            (1.85)             97
        (.03)             9.20         (12.03)               819            3.11            (1.31)            108
        0.00             10.49          27.00                121            2.98            (1.39)            104
        0.00              8.26          (9.43)               183            2.61*           (1.30)*            89

      $(2.11)           $ 9.96          15.75%          $  1,407            3.25%(f)       (2.10)%(f)         128%
        0.00             10.79          (1.91)             1,330            3.13*          (1.92)*             78
        0.00             11.00          11.56                261            3.75*          (2.51)*             97

--------------------------------------------------------------------------------

                                    Net                                Net              Net
                                   Asset                          Realized and        Increase
                                   Value                           Unrealized      (Decrease) In   Dividends From  Distributions
                               Beginning Of    Net Investment    Gain (Loss) On   Net Asset Value  Net Investment     From Net
  Fiscal Year or Period           Period        Income (Loss)      Investments    From Operations      Income      Realized Gains
  ---------------------        ------------    --------------    --------------   ---------------  --------------  --------------
Strategic Balanced Fund (i)
   Class A
   Year ended 7/31/95........     $16.26          $ .34  (c)         $ 1.64           $ 1.98           $ (.22)        $  (.04)
   Period ended 7/31/94**....      16.46            .07  (c)           (.27)            (.20)            0.00            0.00
   Year ended 4/30/94........      16.97            .16  (c)            .74              .90             (.24)          (1.17)
   Year ended 4/30/93........      17.06            .39  (c)            .59              .98             (.42)           (.65)
   Year ended 4/30/92........      14.48            .27  (c)           2.80             3.07             (.17)           (.32)
   9/4/90++ to 4/30/91.......      12.51            .34  (c)           1.66             2.00             (.03)           0.00
   Class B
   Year ended 7/31/95........     $14.10          $ .22  (c)         $ 1.40           $ 1.62           $ (.12)        $  (.04)
   Period ended 7/31/94**....      14.30            .03  (c)           (.23)            (.20)            0.00            0.00
   Year ended 4/30/94........      14.92            .06  (c)            .63              .69             (.14)          (1.17)
   Year ended 4/30/93........      15.51            .23  (c)            .53              .76             (.25)          (1.10)
   Year ended 4/30/92........      13.96            .22  (c)           2.70             2.92             (.29)          (1.08)
   Year ended 4/30/91........      12.40            .43  (c)           1.60             2.03             (.47)           0.00
   Year ended 4/30/90........      11.97            .50  (b)(c)         .60             1.10             (.25)           (.42)
   Year ended 4/30/89........      11.45            .48  (c)           1.11             1.59             (.30)           (.77)
   10/23/87+ to 4/30/88......      10.00            .13  (c)           1.38             1.51             (.06)           0.00
   Class C
   Year ended 7/31/95........     $14.11          $ .16  (c)        $  1.46           $ 1.62           $ (.12)        $  (.04)
   Period ended 7/31/94**....      14.31            .03  (c)           (.23)            (.20)            0.00            0.00
   8/2/93++ to 4/30/94.......      15.64            .15  (c)           (.17)            (.02)            (.14)          (1.17)
Balanced Shares
   Class A
   Year ended 7/31/95........     $13.38              $ .46          $ 1.62           $ 2.08           $ (.36)        $  (.02)
   Period ended 7/31/94**....      14.40                .29            (.74)            (.45)            (.28)           (.29)
   Year ended 9/30/93........      13.20                .34            1.29             1.63             (.43)           0.00
   Year ended 9/30/92........      12.64                .44             .57             1.01             (.45)           0.00
   Year ended 9/30/91........      10.41                .46            2.17             2.63             (.40)           0.00
   Year ended 9/30/90........      14.13                .45           (2.14)           (1.69)            (.40)          (1.63)
   Year ended 9/30/89........      12.53                .42            2.18             2.60             (.46)           (.54)
   Year ended 9/30/88........      16.33                .46           (1.07)            (.61)            (.44)          (2.75)
   Year ended 9/30/87........      14.64                .67            1.62             2.29             (.60)           0.00
   Year ended 9/30/86........      11.74                .68            3.40             4.08             (.65)           (.53)
   Class B
   Year ended 7/31/95........     $13.23              $ .30          $ 1.65           $ 1.95           $ (.28)        $  (.02)
   Period ended 7/31/94**....      14.27                .22            (.75)            (.53)            (.22)           (.29)
   Year ended 9/30/93........      13.13                .29            1.22             1.51             (.37)           0.00
   Year ended 9/30/92........      12.61                .37             .54              .91             (.39)           0.00
   2/4/91++ to 9/30/91.......      11.84                .25             .80             1.05             (.28)           0.00
   Class C
   Year ended 7/31/95........     $13.24              $ .30          $ 1.65           $ 1.95           $ (.28)        $  (.02)
   Period ended 7/31/94**....      14.28                .24            (.77)            (.53)            (.22)           (.29)
   5/3/93++ to 9/30/93.......      13.63                .11             .71              .82             (.17)           0.00
Income Builder Fund (h)
   Class A
   11/1/94 to 4/30/95+++.....     $ 9.69              $ .28         $   .04          $   .32           $ (.25)         $ 0.00
   3/25/94++ to 10/31/94.....      10.00                .96           (1.02)            (.06)            (.05)(g)        (.20)
   Class B
   11/1/94 to 4/30/95+++.....     $ 9.68              $ .24         $   .06          $   .30           $ (.22)         $ 0.00
   3/25/94++ to 10/31/94.....      10.00                .88            (.98)            (.10)            (.06)(g)        (.16)
   Class C
   11/1/94 to 4/30/95+++.....     $ 9.66              $ .25         $   .04          $   .29           $ (.22)         $ 0.00
   Year ended 10/31/94.......      10.47                .50            (.85)            (.35)            (.11)(g)        (.35)
   Year ended 10/31/93.......       9.80                .52             .51             1.03             (.36)           0.00
   Year ended 10/31/92.......      10.00                .55            (.28)             .27             (.47)           0.00
   10/25/91+ to 10/31/91.....      10.00                .01            0.00              .01             (.01)           0.00
Utility Income Fund
   Class A
   12/1/94 to 5/31/95+++.....     $ 8.97              $ .20 (c)     $   .67          $   .87           $ (.23)         $ 0.00
   Year ended 11/30/94.......       9.92                .42 (c)        (.89)            (.47)            (.48)           0.00
   10/18/93+ to 11/30/93.....      10.00                .02 (c)        (.10)            (.08)            0.00            0.00
   Class B
   12/1/94 to 5/31/95+++.....     $ 8.96              $ .15 (c)     $   .69          $   .84           $ (.20)         $ 0.00
   Year ended 11/30/94.......       9.91                .37 (c)        (.91)            (.54)            (.41)           0.00
   10/18/93+ to 11/30/93.....      10.00                .01 (c)        (.10)            (.09)            0.00            0.00
   Class C
   12/1/94 to 5/31/95+++.....     $ 8.97              $ .13 (c)     $   .71          $   .84           $ (.20)         $ 0.00
   Year ended 11/30/94.......       9.92                .39 (c)        (.93)            (.54)            (.41)           0.00
   10/27/93+ to 11/30/93.....      10.00                .01 (c)        (.09)            (.08)            0.00            0.00

--------------------------------------------------------------------------------

Please refer to the footnotes on page 16.

                                        Total          Net Assets                      Ratio Of Net
        Total          Net Asset      Investment       At End Of        Ratio Of        Investment
      Dividends          Value       Return Based        Period         Expenses       Income (Loss)
         And            End Of       on Net Asset        (000's        To Average       To Average        Portfolio
    Distributions       Period         Value (a)        omitted)       Net Assets       Net Assets      Turnover Rate
    -------------      ---------     ------------      ----------      ----------      -------------    -------------

    $  (.26)           $17.98             12.40%          $ 10,952       1.40% (f)         2.07%              172%
       0.00             16.26             (1.22)             9,640       1.40* (f)         1.63*               21
      (1.41)            16.46              5.06              9,822       1.40  (f)         1.67               139
      (1.07)            16.97              5.85              8,637       1.40  (f)         2.29                98
       (.49)            17.06             20.96              6,843       1.40  (f)         1.92               103
       (.03)            14.48             16.00                443       1.40* (f)         3.54*              137

    $  (.16)           $15.56             11.63%          $ 37,301       2.10% (f)         1.38%              172%
       0.00             14.10             (1.40)            43,578       2.10* (f)          .92*               21
      (1.31)            14.30              4.29             43,616       2.10  (f)          .93               139
      (1.35)            14.92              4.96             36,155       2.15  (f)         1.55                98
      (1.37)            15.51             20.14             31,842       2.15  (f)         1.34               103
       (.47)            13.96             16.73             22,552       2.10  (f)         3.23               137
       (.67)            12.40              8.85             19,523       2.00  (f)         3.85               120
      (1.07)            11.97             14.66              5,128       2.00  (f)         4.31               103
       (.06)            11.45             15.10              2,344       2.00* (f)         2.44*               72

    $  (.16)           $15.57             11.62%          $  4,113       2.10% (f)         1.38%              172%
       0.00             14.11             (1.40)             4,317       2.10* (f)          .93*               21
      (1.31)            14.31               .45              4,289       2.10* (f)          .69*               139


    $  (.38)           $15.08             15.99%          $122,033       1.32%             3.12%              179%
       (.57)            13.38             (3.21)           157,637       1.27*             2.50*              116
       (.43)            14.40             12.52            172,484       1.35              2.50               188
       (.45)            13.20              8.14            143,883       1.40              3.26               204
       (.40)            12.64             25.52            154,230       1.44              3.75                70
      (2.03)            10.41            (13.12)           140,913       1.36              4.01               169
      (1.00)            14.13             22.27            159,290       1.42              3.29               132
      (3.19)            12.53             (1.10)           111,515       1.42              3.74               190
       (.60)            16.33             15.80            129,786       1.17              4.14               136
      (1.18)            14.64             35.01             78,900        .99              4.78                26

    $  (.30)           $14.88             15.07%          $ 15,080       2.11%             2.30%              179%
       (.51)            13.23             (3.80)            14,347       2.05*             1.73*              116
       (.37)            14.27             11.65             12,789       2.13              1.72               188
       (.39)            13.13              7.32              6,499       2.16              2.46               204
       (.28)            12.61              8.96              1,830       2.13*             3.19*               70

    $  (.30)           $14.89             15.06%          $  5,108       2.09%             2.32%              179%
       (.51)            13.24             (3.80)             6,254       2.03*             1.81*              116
       (.17)            14.28              6.01              1,487       2.29*             1.47*              188


    $  (.25)           $ 9.76              3.48%          $  1,237       2.25%*            6.00%*             105%
       (.25)             9.69              (.54)               600       2.52*             6.11*              126

    $  (.22)           $ 9.76              3.21%          $  2,876       2.93%*            5.30%*             105%
       (.22)             9.68              (.99)             1,998       3.09*             5.07*              126

    $  (.22)           $ 9.73              3.11%          $ 52,193       2.89%*            5.28%*             105%
       (.46)             9.66             (3.44)            64,027       2.67              3.82               126
       (.36)            10.47             10.65            106,034       2.32              6.85               101
       (.47)             9.80              2.70            152,617       2.33              5.47               108
       (.01)            10.00               .11             41,813       0.00* (f)          .94*                0


    $  (.23)           $ 9.61              9.71%          $  2,510       1.50%*(f)         3.42*%              63%
       (.48)             8.97             (4.86)             1,068       1.50  (f)         4.13                30
       0.00              9.92              (.80)               229       1.50* (f)         2.35*               11

    $  (.20)           $ 9.60              9.31%          $  5,580       2.20%*(f)         2.74*%              63%
       (.41)             8.96             (5.59)             2,353       2.20  (f)         3.53                30
       0.00              9.91              (.90)               244       2.20* (f)         2.84*               11

    $  (.20)           $ 9.61              9.41 %         $  3,504       2.20%*(f)         2.83*%              63%
       (.41)             8.97             (5.58)             2,651       2.20  (f)         3.60                30
       0.00              9.92              (.80)                18       2.20* (f)         3.08*               11

--------------------------------------------------------------------------------

                                    Net                                Net              Net
                                   Asset                          Realized and        Increase
                                   Value                           Unrealized      (Decrease) In   Dividends From  Distributions
                               Beginning Of    Net Investment    Gain (Loss) On   Net Asset Value  Net Investment     From Net
  Fiscal Year or Period           Period        Income (Loss)      Investments    From Operations      Income      Realized Gains
  ---------------------        ------------    --------------    --------------   ---------------  --------------  --------------
Growth and Income Fund
   Class A
   11/1/94 to 4/30/95+++....     $ 2.35            $ .02            $   .13           $   .15          $ (.03)         $ (.12)
   Year ended 10/31/94......       2.61              .06               (.08)             (.02)           (.06)           (.18)
   Year ended 10/31/93......       2.48              .06                .29               .35            (.06)           (.16)
   Year ended 10/31/92......       2.52              .06                .11               .17            (.06)           (.15)
   Year ended 10/31/91......       2.28              .07                .56               .63            (.09)           (.30)
   Year ended 10/31/90......       3.02              .09               (.30)             (.21)           (.10)           (.43)
   Year ended 10/31/89......       3.05              .10                .43               .53            (.08)           (.48)
   Year ended 10/31/88......       3.48              .10                .33               .43            (.08)           (.78)
   Year ended 10/31/87......       3.52              .11               (.03)              .08            (.12)           0.00
   Year ended 10/31/86......       3.01              .12                .92              1.04            (.13)           (.40)
   Year ended 10/31/85......       2.93              .14                .42               .56            (.15)           (.33)
   Class B
   11/1/94 to 4/30/95+++....     $ 2.34            $ .01            $   .13           $   .14          $ (.02)         $ (.12)
   Year ended 10/31/94......       2.60              .04               (.08)             (.04)           (.04)           (.18)
   Year ended 10/31/93......       2.47              .05                .28               .33            (.04)           (.16)
   Year ended 10/31/92......       2.52              .04                .11               .15            (.05)           (.15)
   2/8/91++ to 10/31/91.....       2.40              .04                .12               .16            (.04)           0.00
   Class C
   11/1/94 to 4/30/95+++....     $ 2.34            $ .01            $   .13           $   .14          $ (.02)         $ (.12)
   Year ended 10/31/94......       2.60              .04               (.08)             (.04)           (.04)           (.18)
   5/3/93++ to 10/31/93.....       2.43              .02                .17               .19            (.02)           0.00

--------------------------------------------------------------------------------
  + Commencement of operations.

 ++ Commencement of distribution.

+++ Unaudited.

  * Annualized.

 ** Reflects a change in fiscal year end.

(a) Total investment return is calculated assuming an initial investment made at the net asset value at the beginning of the period, reinvestment of all dividends and distributions at the net asset value during the period, and a redemption on the last day of the period. Initial sales charge or contingent deferred sales charge is not reflected in the calculation of total investment return. Total investment returns calculated for periods of less than one year are not annualized.

(b) Based on average shares outstanding.

(c) Net of fee waiver and/or expense reimbursement.

(d) Adjusted for a 200% stock dividend paid to shareholders of record on January 15, 1988.

(e) Net of offering costs of ($.05).

(f) Net of expenses assumed and/or waived/reimbursed. If Growth Fund had borne all expenses, the expense ratios would have been, with respect to Class A shares, 8.79% (annualized) for 1991, 1.94% for 1992, 1.84% for 1993 and
    1.46% for the fiscal period ended April 30, 1994; with respect to Class B shares, 13.92% (annualized) for 1988, 7.03% for 1989, 3.62% for 1990, 3.06%
    for 1991, 2.65% for 1992, 2.52% for 1993 and 2.13% for the fiscal period ended April 30, 1994; and with respect to Class C shares, 2.13% (annualized) for the fiscal period ended April 30, 1994. If Premier Growth Fund had borne all expenses, the expense ratios would have been 3.33% (annualized) and 3.78% (annualized) for Class A and Class B shares, respectively; and net investment income ratios would have been (.25)% (annualized) and (.75)% (annualized) for Class A and Class B shares, respectively. If Counterpoint Fund had borne all expenses, the expense ratios for Class A shares would have been 1.77% (annualized), 1.60% and 1.73% for the periods ended in 1985, 1986 and 1987, respectively; and the investment income ratios for Class A shares would have been 2.93% (annualized) for 1985, 2.83% for 1986 and 1.51% for 1987. If Technology Fund had borne all expenses, the expense ratios would have been 1.43%, 1.40%, 1.59% and 1.73% for the periods ended in 1985, 1986, 1987, and 1988, respectively; and the investment income ratios would have been (.23)% for 1985, (.85)% for 1986, (.84)% for 1987, and (.46)% for
    1988. If Quasar Fund had borne all expenses, the expense ratios would have been 1.37% for 1987 and 1.64% for 1988; and the investment income ratios would have been (.75)% for 1987 and (.75)% for 1988. If Global Small Cap Fund had borne all expenses, the expense ratios would have been 1.33% for 1986, 1.61% for 1987 and 1.86% for 1988; and 2.61%, 3.27%, and 3.31% for
    Class A, Class B and Class C shares, respectively, for the fiscal year ended July 31, 1995 and the investment income ratios would have been .19% for 1986, (.63)% for 1987 and (.82)% for 1988. If Strategic Balanced Fund had borne all expenses, the expense ratios would have been, with respect to Class A shares, 11.59% (annualized) for 1991, 2.05% for 1992, 1.85% for 1993, 1.70% for the fiscal year ended April 30, 1994, 1.94% (annualized) for the fiscal period ended July 31, 1994, and 1.81% for fiscal year ended July 31, 1995; with respect to Class B shares, 10.61% (annualized) for 1988, 7.82% for 1989, 3.59% for 1990, 2.93% for 1991, 2.70% for 1992, 2.56% for
    1993, 2.42% for the fiscal year ended April 30, 1994, 2.64% (annualized) for the fiscal period ended July 31, 1994 and 2.49% for fiscal year ended July 31, 1995; and with respect to Class C shares, 2.07% (annualized) for the fiscal period ended April 30, 1994, 2.64% (annualized) for the fiscal period ended July 31, 1994 and 2.50% for the fiscal year ended July 31, 1995. If Income Builder Fund had borne all expenses, the expense ratio would have been 1.99% (annualized). If Utility Income Fund had borne all expenses, the expense ratios would have been 145.63% (annualized), 133.62% (annualized) and 148.03% (annualized) for Class A, Class B and Class C shares, respectively, for the fiscal period ended November 30, 1993, 13.72%, 14.42% and 14.42% for Class A, Class B and Class C shares, respectively, for 1994, and 6.70% (annualized), 7.41% (annualized), and 7.40% (annualized) for Class A, Class B, and Class C shares respectively for the fiscal period ended
    May 31, 1995.

(g) "Dividends from Net Investment Income" includes a return of capital. Income Builder Fund had a return of capital with respect to Class A shares, for the period ended October 31, 1994, of $(.01); with respect to Class B shares, $(.01); and with respect to Class C shares, for the year ended October 31, 1994, $(.02).

(h) On March 25, 1994, all existing shares of Income Builder Fund, previously known as Alliance Multi-Market Income and Growth Trust, were converted into Class C shares.

(i) Prior to July 22, 1993, Equitable Capital Management Corporation ("Equitable Capital") served as the investment adviser to the predecessor to The Alliance Portfolios, of which Growth Fund and Strategic Balanced Fund are series. On July 22, 1993, Alliance acquired the business and substantially all assets of Equitable Capital and became investment adviser to the Funds.

(j) Includes $(.08) distribution from paid-in capital.

(k) "Distributions from Net Realized Gains" includes a return of capital. Global Small Cap Fund had a return of capital with respect to Class A shares, for the year ended July 31, 1995, of $(.12); with respect to Class B shares, $(.12); and with respect to Class C shares, $(.12).

                                        Total          Net Assets                      Ratio Of Net
        Total          Net Asset      Investment       At End Of        Ratio Of        Investment
      Dividends          Value       Return Based        Period         Expenses       Income (Loss)
         And            End Of       on Net Asset        (000's        To Average       To Average        Portfolio
    Distributions       Period         Value (a)        omitted)       Net Assets       Net Assets      Turnover Rate
    -------------      ---------     ------------      ----------      ----------      -------------    -------------
       $ (.15)           $ 2.35           5.70 %         $410,917         2.00%*         1.07%*              92%
         (.24)             2.35           (.67)           414,386         1.03           2.36                68
         (.22)             2.61          14.98            459,372         1.07           2.38                91
         (.21)             2.48           7.23            417,018         1.09           2.63               104
         (.39)             2.52          31.03            409,597         1.14           2.74                84
         (.53)             2.28          (8.55)           314,670         1.09           3.40                76
         (.56)             3.02          21.59            377,168         1.08           3.49                79
         (.86)             3.05          16.45            350,510         1.09           3.09                66
         (.12)             3.48           2.04            348,375          .86           2.77                60
         (.53)             3.52          34.92            347,679          .81           3.31                11
         (.48)             3.01          19.53            275,681          .95           3.78                15

       $ (.14)           $ 2.34           6.25 %         $108,846         1.17%*         1.88%*              92%
         (.22)             2.34          (1.50)           102,546         1.85           1.56                68
         (.20)             2.60          14.22             76,633         1.90           1.58                91
         (.20)             2.47           6.22             29,656         1.90           1.69               104
         (.04)             2.52           6.83             10,221         1.99*          1.67*               84

       $ (.14)           $ 2.34           6.25 %         $ 23,863         1.16%*         1.87%*              92%
         (.22)             2.34          (1.50)            19,395         1.84           1.61                68
         (.02)             2.60           7.85              7,774         1.96*          1.45*               91

--------------------------------------------------------------------------------

Please refer to the footnotes on page 16.


--------------------------------------------------------------------------------
                                   Glossary
--------------------------------------------------------------------------------

The following terms are frequently used in this Prospectus.

Equity securities are (i) common stocks, partnership interests, business trust shares and other equity or ownership interests in business enterprises, and (ii) securities convertible into, and rights and warrants to subscribe for the purchase of, such stocks, shares and interests.

Debt securities are bonds, debentures, notes, bills, repurchase agreements, loans, other direct debt instruments and other fixed, floating and variable rate debt obligations, but do not include convertible securities.

Fixed-income securities are debt securities and dividend-paying preferred stocks and include floating rate and variable rate instruments.

Convertible securities are fixed-income securities that are convertible into common stock.

U.S. Government securities are securities issued or guaranteed by the United States Government, its agencies or instrumentalities.

Foreign government securities are securities issued or guaranteed, as to payment of principal and interest, by governments, quasi-governmental entities, governmental agencies or other governmental entities.

Asian company is an entity that (i) is organized under the laws of an Asian country and conducts business in an Asian country, (ii) derives 50% or more of its total revenues from business in Asian countries, or (iii) issues equity or debt securities that are traded principally on a stock exchange in an Asian country.

Asian countries are Australia, the Democratic Socialist Republic of Sri Lanka, Hong Kong, the Islamic Republic of Pakistan, Japan, the Kingdom of Thailand, Malaysia, Negara Brunei Darussalam (Brunei), New Zealand, the People's Republic of China, the People's Republic of Kampuchea (Cambodia), the Republic of China (Taiwan), the Republic of India, the Republic of Indonesia, the Republic of Korea (South Korea), the Republic of the Philippines, the Republic of Singapore, the Socialist Republic of Vietnam and the Union of Myanmar.

Moody's is Moody's Investors Service, Inc.


S&P is Standard & Poor's Ratings Services.

Duff & Phelps is Duff & Phelps Credit Rating Co.

Fitch is Fitch Investors Service, Inc.

Investment grade securities are fixed-income securities rated Baa and above by Moody's or BBB and above by S&P, Duff & Phelps or Fitch, or determined by Alliance to be of equivalent quality.

Lower-rated securities are fixed-income securities rated Ba or below by Moody's or BB or below by S&P, Duff & Phelps or Fitch, or determined by Alliance to be of equivalent quality, and are commonly referred to as "junk bonds."

Prime commercial paper is commercial paper rated Prime 1 by Moody's or A-1 or higher by S&P or, if not rated, issued by companies that have an outstanding debt issue rated Aa or higher by Moody's or AA or higher by S&P.

Qualifying bank deposits are certificates of deposit, bankers' acceptances and interest-bearing savings deposits of banks having total assets of more than $1 billion and which are members of the Federal Deposit Insurance Corporation.

Rule 144A securities are securities that may be resold pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act").

Depositary receipts include American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs") and other types of depositary receipts.

Commission is the Securities and Exchange Commission.

1940 Act is the Investment Company Act of 1940, as amended.

Code is the Internal Revenue Code of 1986, as amended.

--------------------------------------------------------------------------------
                           Description Of The Funds
--------------------------------------------------------------------------------

Except as noted, (i) the Funds' investment objectives are "fundamental" and cannot be changed without shareholder vote, and (ii) the Funds' investment policies are not fundamental and thus can be changed without a shareholder vote. No Fund will change a non-fundamental objective or policy without notifying its shareholders. There is no guarantee that any Fund will achieve its investment objective.

INVESTMENT OBJECTIVES AND POLICIES

Domestic Stock Funds

The Domestic Stock Funds have been designed to offer investors seeking capital appreciation a range of alternative approaches to investing in the U.S. equity markets.

The Alliance Fund

The Alliance Fund, Inc. ("Alliance Fund") is a diversified investment company that seeks long-term growth of capital and income primarily through investment in common stocks. The Fund normally invests substantially all of its assets in common stocks that Alliance believes will appreciate in value, but it may invest in other types of securities such as convertible securities, high-grade instruments, U.S. Government securities and high-quality, short-term obligations such as repurchase agreements, bankers' acceptances and domestic certificates of deposit, and may invest without limit in foreign securities. While the diversification and generally high quality of the Fund's investments cannot prevent fluctuations in market values, they tend to limit investment risk and contribute to achieving the Fund's objective. The Fund generally does not effect portfolio transactions in order to realize short-term trading profits or exercise control.

The Fund may also: (i) make secured loans of its portfolio securities equal in value up to 25% of its total assets to brokers, dealers and financial institutions; (ii) enter into repurchase agreements of up to one week in duration with commercial banks, but only if those agreements together with any restricted securities and any securities which do not have readily available market quotations do not exceed 10% of its net assets; and (iii) write exchange-traded covered call options with respect to up to 25% of its total assets. For additional information on the use, risks and costs of these policies and practices see "Additional Investment Practices."

Alliance Growth Fund

Alliance Growth Fund ("Growth Fund") is a diversified investment company that seeks long-term growth of capital. Current income is only an incidental consideration. The Fund seeks its objective by investing primarily in equity securities of companies with favorable earnings outlooks and whose long-term growth rates are expected to exceed that of the U.S. economy. The Fund's investment objective is not fundamental.

The Fund may also invest up to 25% of its total assets in lower-rated fixed-income and convertible securities. See "Risk Considerations--Securities Ratings" and "--Investment in Lower-Rated Fixed-Income Securities." The Fund generally will not invest in securities with ratings below Caa- by Moody's and CCC- by S&P, Duff & Phelps or Fitch or in securities judged by Alliance to be of comparable investment quality. However, from time to time, the Fund may invest in securities rated in the lowest grades (i.e., C by Moody's or D or equivalent by S&P, Duff & Phelps or Fitch), or securities Alliance judges to be of comparable investment quality, if there are prospects for an upgrade or a favorable conversion into equity securities. For the period ended September 29, 1995, the Fund did not invest in any lower-rated securities. If the credit rating of a security held by the Fund falls below its rating at the time of purchase (or Alliance determines that the quality of such security has so deteriorated), the Fund may continue to hold the security if such investment is considered appropriate under the circumstances.

The Fund may also: (i) invest in "zero-coupon" bonds and "payment-in-kind" bonds; (ii) invest in foreign securities, although the Fund will not generally invest more than 15% of its total assets in foreign securities;
(iii) invest in securities that are not publicly traded, including Rule 144A securities; (iv) buy or sell foreign currencies, options on foreign currencies, foreign currency futures contracts (and related options) and deal in forward foreign exchange contracts; (v) lend portfolio securities amounting to not more than 25% of its total assets; (vi) enter into repurchase agreements on up to 25% of its total assets and purchase and sell securities on a forward commitment basis; (vii) buy and sell stock index futures contracts and buy and sell options on those contracts and on stock indices; (viii) purchase and sell futures contracts, options thereon and options with respect to U.S. Treasury securities; (ix) write covered call and put options on securities it owns or in which it may invest; and (x) purchase and sell put and call options. For additional information on the use, risks and costs of these policies and practices see "Additional Investment Practices."

Alliance Premier Growth Fund

Alliance Premier Growth Fund, Inc. ("Premier Growth Fund") is a non-diversified investment company that seeks long-term growth of capital by investing predominantly in the equity securities of a limited number of large, carefully selected, high-quality U.S. companies that are judged likely to achieve superior earnings growth. Normally, about 40 companies will be represented in the Fund's portfolio, with the 25 most highly regarded of these companies usually constituting approximately 70% of the Fund's net assets. The Fund is thus atypical from most equity mutual funds in its focus on a relatively small number of intensively researched companies and is designed for those seeking to accumulate capital over time with less volatility than that associated with investment in smaller companies.

As a matter of fundamental policy, the Fund normally invests at least 85% of its total assets in the equity securities of U.S. companies. These are companies (i) organized under U.S. law that have their principal office in the U.S., and (ii) the equity securities of which are traded principally in the U.S.

Alliance's investment strategy for the Fund emphasizes stock selection and investment in the securities of a limited number of issuers. Alliance relies heavily upon the fundamental analysis and research of its large internal research staff, which generally follows a primary research universe of more than 600 companies that have strong management, superior industry positions, excellent balance sheets and superior earnings growth prospects. An emphasis is placed on identifying companies whose substantially above average prospective earnings growth is not fully reflected in current market valuations.

In managing the Fund, Alliance seeks to utilize market volatility judiciously (assuming no change in company fundamentals), striving to capitalize on apparently unwarranted price fluctuations, both to purchase or increase positions on weakness and to sell or reduce overpriced holdings. The Fund normally remains nearly fully invested and does not take significant cash positions for market timing purposes. During market declines, while adding to positions in favored stocks, the Fund becomes somewhat more aggressive, gradually reducing the number of companies represented in its portfolio. Conversely, in rising markets, while reducing or eliminating fully valued positions, the Fund becomes somewhat more conservative, gradually increasing the number of companies represented in its portfolio. Alliance thus seeks to gain positive returns in good markets while providing some measure of protection in poor markets.

Alliance expects the average market capitalization of companies represented in the Fund's portfolio normally to be in the range, or in excess, of the average market capitalization of companies comprising the "S&P 500" (the Standard & Poor's 500 Composite Stock Price Index, a widely recognized unmanaged index of market activity).

The Fund may also: (i) invest up to 20% of its net assets in convertible securities of companies whose common stocks are eligible for purchase by it;
(ii) invest up to 5% of its net assets in rights or warrants; (iii) invest up to 15% of its total assets in securities of foreign issuers whose common stocks are eligible for purchase by it; (iv) purchase and sell exchange-traded index options and stock index futures contracts; and (v) write covered exchange-traded call options on common stocks, unless as a result, the amount of its securities subject to call options would exceed 15% of its total assets, and purchase and sell exchange-traded call and put options on common stocks written by others, but the total cost of all options held by the Fund (including exchange-traded index options) may not exceed 10% of its total assets. For additional information on the use, risks and costs of these policies and practices see "Additional Investment Practices." The Fund will not write put options.

Alliance Counterpoint Fund

Alliance Counterpoint Fund ("Counterpoint Fund") is a diversified investment company that seeks long-term capital growth by investing principally in price-depressed, undervalued or out-of-favor equity securities. Secondarily, the Fund seeks current income. The Fund follows a flexible investment policy which allows it to shift among equity alternatives depending on such factors as relative growth rates, normalized price-earnings ratios and yields. It selects securities based on fundamental business and financial factors (e.g., financial strength, book values, asset values, earnings and dividends) and reasonable current valuations (weighing the factors against market prices) and focuses on the relationship of a company's earning power and dividend payout to the price of its stock. The Fund's investment strategy can be characterized as unconventional or "contrarian" in that its holdings often have relatively low normalized price-earnings ratios and, when purchased, are often believed by Alliance to be overlooked or undervalued in the marketplace. (A "normalized" price-earnings ratio is one that has been adjusted to eliminate the effects of the economic cycle. Alliance may conclude that a company's normalized price-earnings ratio is low in comparison to either the company's price-earnings history or the price-earnings ratios of comparable companies.)

Because it evaluates securities based on their long-term potential, the Fund is best suited for investors who understand and can accept the risk that the securities held by the Fund may not appreciate or yield significant income over the shorter term. The Fund invests in companies experiencing poor operating results, which may include companies whose earnings have been severely depressed by unfavorable operating conditions or special competitive or product obsolescence problems, if it believes that they will react positively to changing economic conditions or will restructure or take other actions to overcome adversity. The Fund invests in listed and unlisted securities, and will invest in any company and industry and in any type of security that may help it achieve its objectives. While its strategy normally emphasizes equity securities, the Fund also invests in fixed-income securities when such investments can provide capital growth, such as when interest rates decline, and to generate income.

The Fund may also: (i) invest up to 5% of its total assets in warrants; (ii) invest up to 15% of its total assets in foreign securities; (iii) invest in restricted securities and in other assets having no ready market if as a result no more than 5% of its net assets would be invested in such securities and assets; (iv) write exchange-listed covered call options, unless as a result the amount of its securities subject to call options would exceed 5% of its total assets; (v) lend portfolio securities equal in value to not more than 15% of its total assets; (vi) purchase and sell stock index futures contracts; and (vii) enter into repurchase agreements on U.S. Government securities with member banks of the Federal Reserve System or primary dealers in such securities. For additional information on the use, risks and costs of these policies and practices see "Additional Investment Practices."

Alliance Technology Fund

Alliance Technology Fund, Inc. ("Technology Fund") is a diversified investment company that emphasizes growth of capital and invests for capital appreciation, and only incidentally for current income. The Fund may seek income by writing listed call options. The Fund invests primarily in securities of companies expected to benefit from technological advances and improvements (i.e., companies that use technology extensively in the development of new or improved products or processes). The Fund will normally have at least 80% of its assets invested in the securities of these companies. The Fund normally will have substantially all its assets invested in equity securities, but it also invests in debt securities offering an opportunity for price appreciation. The Fund will invest in listed and unlisted securities and U.S. and foreign securities, but it will not purchase a foreign security if as a result 10% or more of the Fund's total assets would be invested in foreign securities.

The Fund's policy is to invest in any company and industry and in any type of security with potential for capital appreciation. It invests in well-known and established companies and in new and unseasoned companies.

The Fund may also: (i) write and purchase exchange-listed call options and purchase listed put options, including exchange-traded index put options;
(ii) invest up to 10% of its total assets in warrants; (iii) invest in restricted securities and in other assets having no ready market if as a result no more than 10% of the Fund's net assets are invested in such securities and assets; (iv) lend portfolio securities equal in value to not more than 30% of the Fund's total assets; and (v) invest up to 10% of its total assets in foreign securities. For additional information on the use, risks and costs of the policies and practices see "Additional Investment Practices."

Alliance Quasar Fund

Alliance Quasar Fund, Inc. ("Quasar Fund") is a diversified investment company that seeks growth of capital by pursuing aggressive investment policies. It invests for capital appreciation and only incidentally for current income. The selection of securities based on the possibility of appreciation cannot prevent loss in value. Moreover, because the Fund's investment policies are aggressive, an investment in the Fund is risky and investors who want assured income or preservation of capital should not invest in the Fund.

The Fund invests in any company and industry and in any type of security with potential for capital appreciation. It invests in well-known and established companies and in new and unseasoned companies. When selecting securities, Alliance considers the economic and political outlook, the values of specific securities relative to other investments, trends in the determinants of corporate profits and management capability and practices.

The Fund invests principally in equity securities, but it also invests to a limited degree in non-convertible bonds and preferred stocks. The Fund invests in listed and unlisted U.S. and foreign securities. The Fund periodically invests in special situations, which occur when the securities of a company are expected to appreciate due to a development particularly or uniquely applicable to that company and regardless of general business conditions or movements of the market as a whole.

The Fund may also: (i) invest in restricted securities and in other assets having no ready market, but not more than 10% of its total assets may be invested in such securities or assets; (ii) make short sales of securities "against the box," but not more than 15% of its net assets may be deposited on short sales; and (iii) write call options and purchase and sell put and call options written by others. For additional information on the use, risks and costs of these policies and practices see "Additional Investment Practices."

Global Stock Funds

The Global Stock Funds have been designed to enable investors to participate in the potential for long-term capital appreciation available from investment in foreign securities.

Alliance International Fund

Alliance International Fund ("International Fund") is a diversified investment company that seeks a total return on its assets from long-term growth of capital and from income primarily through a broad portfolio of marketable securities of established non-U.S. companies, companies participating in foreign economies with prospects for growth, including U.S. companies having their principal activities and interests outside the U.S. and foreign government securities. Normally, more than 80% of the Fund's assets will be invested in such issuers.

The Fund expects to invest primarily in common stocks of established non-U.S. companies that Alliance believes have potential for capital appreciation or income or both, but the Fund is not required to invest exclusively in common stocks or other equity securities, and it may invest in any other type of investment grade security, including convertible securities, warrants, or obligations of the U.S. or foreign governments and their political subdivisions.

The Fund intends to diversify its investments broadly among countries and normally invests in at least three foreign countries, although it may invest a substantial portion of its assets in one or more of such countries. At July 31, 1995, approximately 36% of the Fund's assets were invested in securities of Japanese issuers. The Fund may invest in companies, wherever organized, that Alliance judges have their principal activities and interests outside the U.S. These companies may be located in developing countries, which involves exposure to economic structures that are generally less diverse and mature, and to political systems which can be expected to have less stability, than those of developed countries. The Fund currently does not intend to invest more than 10% of its total assets in companies in, or governments of, developing countries.

The Fund may also: (i) purchase or sell forward foreign currency exchange contracts; (ii) write, sell and purchase U.S. or foreign exchange-listed put and call options, including exchange-traded index options; (iii) enter into financial futures contracts, including contracts for the purchase or sale for future delivery of foreign currencies and stock index futures, and purchase and write put and call options on futures contracts traded on U.S. or foreign exchanges or over-the-counter; (iv) purchase and write put options on foreign currencies traded on securities exchanges or boards of trade or over-the-counter; (v) lend portfolio securities equal in value to not more than 30% of its total assets; and (vi) enter into repurchase agreements of up to seven days' duration, provided that more than 10% of the Fund's total assets would be so invested. For additional information on the use, risks and costs of these policies and practices see "Additional Investment Practices."

Alliance Worldwide Privatization Fund

Alliance Worldwide Privatization Fund, Inc. ("Worldwide Privatization Fund") is a non-diversified investment company that seeks long-term capital appreciation. As a fundamental policy, the Fund invests at least 65% of its total assets in equity securities issued by enterprises that are undergoing, or have undergone, privatization (as described below), although normally significantly more of its assets will be invested in such securities. The balance of its investments will include securities of companies believed by Alliance to be beneficiaries of privatizations. The Fund is designed for investors desiring to take advantage of investment opportunities, historically inaccessible to U.S. individual investors, that are created by privatizations of state enterprises in both established and developing economies, including those in Western Europe and Scandinavia, Australia, New Zealand, Latin America, Asia and Eastern and Central Europe and, to a lesser degree, Canada and the United States.

The Fund's investments in enterprises undergoing privatization may comprise three distinct situations. First, the Fund may invest in the initial offering of publicly traded equity securities (an "initial equity offering") of a government- or state-owned or controlled company or enterprise (a "state enterprise"). Secondly, the Fund may purchase securities of a current or former state enterprise following its initial equity offering. Finally, the Fund may make privately negotiated purchases of stock or other equity interests in a state enterprise that has not yet conducted an initial equity offering. Alliance believes that substantial potential for capital appreciation exists as privatizing enterprises rationalize their management structures, operations and business strategies in order to compete efficiently in a market economy, and the Fund will thus emphasize investments in such enterprises.

The Fund diversifies its investments among a number of countries and normally invests in issuers based in at least four, and usually considerably more, countries. No more than 15% of the Fund's total assets, however, will be invested in issuers in any one foreign country, except that the Fund may invest up to 30% of its total assets in issuers in any one of France, Germany, Great Britain, Italy and Japan. The Fund may invest all of its assets within a single region of the world. To the extent that the Fund's assets are invested within any one region, the Fund may be subject to any special risks that may be associated with that region.

Privatization is a process through which the ownership and control of companies or assets changes in whole or in part from the public sector to the private sector. Through privatization a government or state divests or transfers all or a portion of its interest in a state enterprise to some form of private ownership. Governments and states with established economies, including France, Great Britain, Germany and Italy, and those with developing economies, including Argentina, Mexico, Chile, Indonesia, Malaysia, Poland and Hungary, are engaged in privatizations. Although the Fund will invest in any country believed to present attractive investment opportunities, currently approximately 70% of the Fund's total assets are invested in countries with established economies.

A major premise of the Fund's approach is that the equity securities of privatized companies offer opportunities for significant capital appreciation. In particular, because privatizations are integral to a country's economic restructuring, securities sold in initial equity offerings often are priced attractively so as to secure the issuer's successful transition to private sector ownership. Additionally, these enterprises often dominate their local markets and typically have the potential for significant managerial and operational efficiency gains.

Although the Fund anticipates that it will not concentrate its investments in any industry, it is permitted to invest more than 25% of its total assets in issuers whose primary business activity is that of national commercial banking. Prior to so concentrating, however, the Fund's Directors must determine that its ability to achieve its investment objective would be adversely affected if it were not permitted to concentrate. The staff of the Commission is of the view that registered investment companies may not, absent shareholder approval, change between concentration and non-concentration in a single industry. The Fund disagrees with the staff's position but has undertaken that it will not concentrate in the securities of national commercial banks until, if ever, the issue is resolved. If the Fund were to invest more than 25% of its total assets in national commercial banks, the Fund's performance could be significantly influenced by events or conditions affecting this industry, which is subject to, among other things, increases in interest rates and deteriorations in general economic conditions, and the Fund's investments may be subject to greater risk and market fluctuation than if its portfolio represented a broader range of investments.

The Fund may invest up to 35% of its total assets in debt securities and convertible debt securities of issuers whose common stocks are eligible for purchase by the Fund. The Fund may maintain not more than 5% of its net assets in lower-rated securities. See "Risk Considerations--Securities Ratings" and "--Investment in Lower-Rated Fixed-Income Securities." The Fund will not retain a non-convertible security that is downgraded below C or determined by Alliance to have undergone similar credit quality deterioration following purchase.

The Fund may also: (i) invest up to 20% of its total assets in rights or warrants; (ii) write covered put and call options and purchase put and call options on securities of the types in which it is permitted to invest and on exchange-traded index options; (iii) enter into contracts for the purchase or sale for future delivery of fixed-income securities or foreign currencies, or contracts based on financial indices, including any index of U.S. Government securities, foreign government securities, or common stock and may purchase and write options on future contracts; (iv) purchase and write put and call options on foreign currencies for hedging purposes; (v) purchase or sell forward contracts; (vi) enter in forward commitments for the purchase or sale of securities; (vii) enter into standby commitment agreements; (viii) enter into currency swaps for hedging purposes; (ix) enter into repurchase agreements pertaining to U.S. Government securities with member banks of the Federal Reserve System or primary dealers in such securities; (x) make short sales of securities or maintain a short position; and (xi) make secured loans of its portfolio securities not in excess of 30% of its total assets to entities with which it can enter into repurchase agreements. For additional information on the use, risks and costs of these policies and practices see "Additional Investment Practices".

Alliance New Europe Fund

Alliance New Europe Fund, Inc. ("New Europe Fund") is a non-diversified investment company that seeks long-term capital appreciation through investment primarily in the equity securities of companies based in Europe. The Fund intends to invest substantially all of its assets in the equity securities of European companies and has a fundamental policy of normally investing at least 65% of its total assets in such securities. Up to 35% of its total assets may be invested in high-quality U.S. dollar or foreign currency denominated fixed-income securities issued or guaranteed by European governmental entities, or by European or multinational companies or supranational organizations.

Alliance believes that the quickening pace of economic integration and political change in Europe creates the potential for many European companies to experience rapid growth and that the emergence of new market economies in Europe and the broadening and strengthening of other European economies may significantly accelerate economic development. The Fund will invest in companies that Alliance believes possess rapid growth potential. Thus, the Fund will emphasize investments in smaller, emerging companies, but will also invest in larger, established companies in such growing economic sectors as capital goods, telecommunications, pollution control and consumer services.

The Fund will emphasize investment in companies believed to be the likely beneficiaries of a program, originally known as the "1992 Program," to remove substantially all barriers to the free movement of goods, persons, services and capital within the European Community. Alliance believes that the beneficial effects of this program upon economies, sectors and companies may be most pronounced in the decade following 1992. The European Community is a Western European economic cooperative organization consisting of Belgium, Denmark, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain and the United Kingdom.

In recent years, economic ties between the former "east bloc" countries of Eastern Europe and certain other European countries have been strengthened. Alliance believes that as this strengthening continues, some Western European financial institutions and other companies will have special opportunities to facilitate East-West transactions. The Fund will seek investment opportunities among such companies and, as such become available, within the former "east bloc," although the Fund will not invest more than 20% of its total assets in issuers based therein, or more than 10% of its total assets in issuers based in any one such country.

The Fund diversifies its investments among a number of European countries and, under normal circumstances, will invest in companies based in at least three such countries. Subject to the foregoing and to the limitation on investment in any one former "east bloc" country, the Fund may invest without limit in a single European country. While the Fund does not intend to concentrate its investments in a single country, at times 25% or more of its assets may be invested in issuers located in a single country. During such times, the Fund would be subject to a correspondingly greater risk of loss due to adverse political or regulatory developments, or an economic downturn, within that country. At July 31, 1995, approximately 30% of the Fund's assets were invested in securities of issuers in the United Kingdom.

The Fund may also: (i) invest up to 10% of its total assets in securities for which there is no ready market; (ii) invest up to 20% of its total assets in warrants and rights to purchase equity securities of European companies;
(iii) invest in depositary receipts or other securities convertible into securities of companies based in European countries, debt securities of supranational entities denominated in the currency of any European country, debt securities denominated in European Currency Units of an issuer in a European country (including supranational issuers) and "semi-governmental securities"; (iv) purchase and sell forward contracts; (v) write, sell and purchase exchange-traded put and call options, including exchange-traded index options; (vi) enter into financial futures contracts, including contracts for the purchase or sale for future delivery of foreign currencies and futures contracts based on stock indices, and purchase and write options on futures contracts; (vii) purchase and write put options on foreign currencies traded on securities exchanges or boards of trade or over-the-counter; (viii) make secured loans of portfolio securities not in excess of 30% of its total assets to brokers, dealers and financial institutions; (ix) enter into forward commitments for the purchase or sale of securities; and (x) enter into standby commitment agreements. For additional information on the use, risks and costs of these policies and practices see "Additional Investment Practices."

Alliance All-Asia Investment Fund

Alliance All-Asia Investment Fund, Inc. ("All-Asia Fund") is a non-diversified investment company whose investment objective is to seek long-term capital appreciation. In seeking to achieve its investment objective, the Fund will invest at least 65% of its total assets in equity securities (for the purposes of this investment policy, rights, warrants and options to purchase common stocks are not deemed to be equity securities), preferred stocks and equity-linked debt securities issued by Asian companies. The Fund may invest up to 35% of its total assets in debt securities issued or guaranteed by Asian companies or by Asian governments, their agencies or instrumentalities. The Fund may also invest in securities issued by non-Asian issuers, provided that the Fund will invest at least 80% of its total assets in securities issued by Asian companies and the Asian debt securities referred to above. The Fund expects to invest, from time to time, a significant portion, but less than 50%, of its assets in equity securities of Japanese companies.

In the past decade, Asian countries generally have experienced a high level of real economic growth due to political and economic changes, including foreign investment and reduced government intervention in the economy. Alliance believes that certain conditions exist in Asian countries which create the potential for continued rapid economic growth. These conditions include favorable demographics and competitive wage rates, increasing levels of foreign direct investment, rising per capita incomes and consumer demand, a high savings rate and numerous privatization programs. Asian countries are also becoming more industrialized and are increasing their intra-Asian exports while reducing their dependence on Western export demand. Alliance believes that these conditions are important to the long-term economic growth of Asian countries.

As the economies of many Asian countries move through the "emerging market" stage, thus increasing the supply of goods, services and capital available to less developed Asian markets and helping to spur economic growth in those markets, the potential is created for many Asian companies to experience rapid growth. In addition, many Asian companies the securities of which are listed on exchanges in more developed Asian countries will be participants in the rapid economic growth of the lesser developed countries. These companies generally offer the advantages of more experienced management and more developed market regulation.

As their economies have grown, the securities markets in Asian countries have also expanded. New exchanges have been created and the number of listed companies, annual trading volume and overall market capitalization have increased significantly. Additionally, new markets continue to open to foreign investments. For example, South Korea and India have recently relaxed investment restrictions and Vietnamese direct investments have recently become available to U.S. investors. The Fund also offers investors the opportunity to access relatively restricted markets. Alliance believes that investment opportunities in Asian countries will continue to expand.

The Fund will invest in companies believed to possess rapid growth potential. Thus, the Fund will invest in smaller, emerging companies, but will also invest in larger, more established companies in such growing economic sectors as capital goods, telecommunications and consumer services.

The Fund will invest in investment grade debt securities, except that the Fund may maintain not more than 5% of its net assets in lower-rated securities and lower-rated loans and other lower-rated direct debt instruments. See "Risk Considerations--Securities Ratings", "--Investment in Lower-Rated Fixed-Income Securities" and Appendix C in the Fund's Statement of Additional Information for a description of such ratings. The Fund will not retain a security that is downgraded below C or determined by Alliance to have undergone similar credit quality deterioration following purchase.

The Fund may also: (i) invest up to 25% of its net assets in the convertible securities of companies whose common stocks are eligible for purchase by the Fund; (ii) invest up to 20% of its net assets in rights or warrants; (iii) invest in depositary receipts, instruments of supranational entities denominated in the currency of any country, securities of multinational companies and "semi-governmental securities;" (iv) invest up to 25% of its net assets in equity-linked debt securities with the objective of realizing capital appreciation; (v) invest up to 25% of its net assets in loans and other direct debt instruments;
(vi) write covered put and call options on securities of the types in which it is permitted to invest and on exchange-traded index options; (vii) enter into contracts for the purchase or sale for future delivery of fixed-income securities or foreign currencies, or contracts based on financial indices, including any index of U.S. Government securities, securities issued by foreign government entities, or common stock and may purchase and write options on future contracts; (viii) purchase and write put and call options on foreign currencies for hedging purposes; (ix) purchase or sell forward contracts; (x) enter into interest rate swaps and purchase or sell interest rate caps and floors; (xi) enter into forward commitments for the purchase or sale of securities; (xii) enter into standby commitment agreements; (xiii) enter into currency swaps for hedging purposes; (xiv) enter into repurchase agreements pertaining to U.S. Government securities with member banks of the Federal Reserve System or primary dealers in such securities; (xv) make short sales of securities or maintain a short position, in each case only if "against the box;" and (xvi) make secured loans of its portfolio securities not in excess of 30% of its total assets to entities with which it can enter into repurchase agreements. For additional information on the use, risks and costs of these policies and practices see "Additional Investment Practices".

Alliance Global Small Cap Fund

Alliance Global Small Cap Fund, Inc. ("Global Small Cap Fund") is a diversified investment company that seeks long-term growth of capital through investment in a global portfolio of the equity securities of selected companies with relatively small market capitalization. The Fund's portfolio emphasizes companies with market capitalizations that would have placed them (when purchased) in about the smallest 20% by market capitalization of actively traded U.S. companies, or market capitalizations of up to about $1 billion. Because the Fund applies the U.S. size standard on a global basis, its foreign investments might rank above the lowest 20%, and, in fact, might in some countries rank among the largest, by market capitalization in local markets. Normally, the Fund invests at least 65% of its assets in equity securities of these smaller capitalization issuers, and these issuers are located in at least three countries, one of which may be the U.S. Up to 35% of the Fund's total assets may be invested in securities of companies whose market capitalizations exceed the Fund's size standard. The Fund's portfolio securities may be listed on a U.S. or foreign exchange or traded over-the-counter.

Alliance believes that smaller capitalization issuers often have sales and earnings growth rates exceeding those of larger companies, and that these growth rates tend to cause more rapid share price appreciation. Investing in smaller capitalization stocks, however, involves greater risk than is associated with larger, more established companies. For example, smaller capitalization companies often have limited product lines, markets, or financial resources. They may be dependent for management on one or a few key persons, and can be more susceptible to losses and risks of bankruptcy. Their securities may be thinly traded (and therefore have to be sold at a discount from current market prices or sold in small lots over an extended period of time), may be followed by fewer investment research analysts and may be subject to wider price swings and thus may create a greater chance of loss than when investing in securities of larger capitalization companies. Transaction costs in small capitalization stocks may be higher than in those of larger capitalization companies.

The Fund may also: (i) invest up to 10% of its total assets in securities for which there is no ready market; (ii) invest up to 20% of its total assets in warrants to purchase equity securities; (iii) invest in depositary receipts or other securities representing securities of companies based in countries other than the U.S.; (iv) purchase or sell forward foreign currency contracts; (v) write and purchase exchange-traded call options and purchase exchange-traded put options, including put options on market indices; and
(vi) make secured loans of portfolio securities not in excess of 30% of its total assets to brokers, dealers and financial institutions. For additional information on the use, risks and costs of these policies and practices see "Additional Investment Practices."

Total Return Funds

The Total Return Funds have been designed to provide a range of investment alternatives to investors seeking both growth of capital and current income.

Alliance Strategic Balanced Fund

Alliance Strategic Balanced Fund ("Strategic Balanced Fund") is a diversified investment company that seeks a high long-term total return by investing in a combination of equity and debt securities. The portion of the Fund's assets invested in each type of security varies in accordance with economic conditions, the general level of common stock prices, interest rates and other relevant considerations, including the risks associated with each investment medium. The Fund's investment objective is not fundamental.

The Fund's equity securities will generally consist of dividend-paying common stocks and other equity securities of companies with favorable earnings outlooks and long-term growth rates that Alliance expects will exceed that of the U.S. economy. The Fund's debt securities may include U.S. Government securities and securities issued by private corporations. The Fund may also invest in mortgage-backed securities, adjustable rate securities, asset-backed securities and so-called "zero-coupon" bonds and "payment-in-kind" bonds.

As a fundamental policy, the Fund will invest at least 25% of its total assets in fixed-income securities, which for this purpose include debt securities, preferred stocks and that portion of the value of convertible securities that is attributable to the fixed-income characteristics of those securities.

The Fund's debt securities will generally be of investment grade. See "Risk Considerations--Securities Ratings" and "--Investment in Lower-Rated Fixed-Income Securities." In the event that the rating of any debt securities held by the Fund falls below investment grade, the Fund will not be obligated to dispose of such obligations and may continue to hold them if considered appropriate under the circumstances.

The Fund may also: (i) invest in foreign securities, although the Fund will not generally invest more than 15% of its total assets in foreign securities;
(ii) invest, without regard to this 15% limit, in Eurodollar CDs, which are dollar-denominated certificates of deposit issued by foreign branches of U.S. banks that are not insured by any agency or instrumentality of the U.S. Government; (iii) write covered call and put options on securities it owns or in which it may invest; (iv) buy and sell put and call options and buy and sell combinations of put and call options on the same underlying securities;
(v) lend portfolio securities amounting to not more than 25% of its total assets; (vi) enter into repurchase agreements on up to 25% of its total assets; (vii) purchase and sell securities on a forward commitment basis;
(viii) buy or sell foreign currencies, options on foreign currencies, foreign currency futures contracts (and related options) and deal in forward foreign exchange contracts; (ix) buy and sell stock index futures contracts and buy and sell options on those contracts and on stock indices; (x) purchase and sell futures contracts, options thereon and options with respect to U.S. Treasury securities; and (xi) invest in securities that are not publicly traded, including Rule 144A securities. For additional information on the use, risks and costs of these policies and practices see "Additional Investment Practices."

Alliance Balanced Shares

Alliance Balanced Shares, Inc. ("Balanced Shares") is a diversified investment company that seeks a high return through a combination of current income and capital appreciation. Although the Fund's investment objective is not fundamental, the Fund is a "balanced fund" as a matter of fundamental policy. The Fund will not purchase a security if as a result less than 25% of its total assets will be in fixed-income senior securities (including short- and long-term debt securities, preferred stocks, and convertible debt securities and convertible preferred stocks to the extent that their values are attributable to their fixed-income characteristics). Subject to these restrictions, the percentage of the Fund's assets invested in each type of security will vary. The Fund's assets are invested in U.S. Government securities, bonds, senior debt securities and preferred and common stocks in such proportions and of such type as are deemed best adapted to the current economic and market outlooks. The Fund may invest up to 15% of the value of its total assets in foreign equity and fixed-income securities eligible for purchase by the Fund under its investment policies described above. See "Risk Considerations--Foreign Investment."

The Fund may also: (i) enter into contracts for the purchase or sale for future delivery of foreign currencies; and (ii) purchase and write put and call options on foreign currencies and enter into forward foreign currency exchange contracts for hedging purposes. Subject to market conditions, the Fund may also seek to realize income by writing covered call options listed on a domestic exchange. For additional information on the use, risks and costs of these policies and practices see "Additional Investment Practices."

Alliance Income Builder Fund

Alliance Income Builder Fund, Inc. ("Income Builder Fund") is a non-diversified investment company that seeks an attractive level of current income and long-term growth of income and capital by investing principally in fixed-income securities and dividend-paying common stocks. Its investments in equity securities emphasize common stocks of companies with a historical or projected pattern of paying rising dividends. Normally, at least 65% of the Fund's total assets are invested in income-producing securities. The Fund may vary the percentage of assets invested in any one type of security based upon Alliance's evaluation as to the appropriate portfolio structure for achieving the Fund's investment objective, although Alliance currently maintains approximately 60% of the Fund's net assets in fixed-income securities and 40% in equity securities.

The Fund may invest in fixed-income securities of domestic and foreign issuers, including U.S. Government securities and repurchase agreements pertaining thereto, corporate fixed-income securities of U.S. issuers, qualifying bank deposits and prime commercial paper.

The Fund may maintain up to 35% of its net assets in lower-rated securities. See "Risk Considerations--Securities Ratings" and "--Investment in Lower-Rated Fixed-Income Securities." The Fund will not retain a non-convertible security that is downgraded below CCC or determined by Alliance to have undergone similar credit quality deterioration following purchase.

Foreign securities in which the Fund invests may include fixed-income securities of foreign corporate and governmental issuers, denominated in U.S. Dollars, and equity securities of foreign corporate issuers, denominated in foreign currencies or in U.S. Dollars. The Fund will not invest more than 10% of its net assets in equity securities of foreign issuers nor more than 15% of its total assets in issuers of any one foreign country. See "Risk Considerations--Foreign Investment."

The Fund may also: (i) invest up to 5% of its net assets in rights or warrants;
(ii) invest in depositary receipts and U.S. Dollar denominated securities issued by supranational entities: (iii) write covered put and call options and purchase put and call options on securities of the types in which it is permitted to invest that are exchange-traded; (iv) purchase and sell exchange-traded options on any securities index composed of the types of securities in which it may invest; (v) enter into contracts for the purchase or sale for future delivery of fixed-income securities or foreign currencies, or contracts based on financial indices, including any index of U.S. Government securities, foreign government securities, corporate fixed income securities, or common stock, and purchase and write options on future contracts; (vi) purchase and write put and call options on foreign currencies and enter into forward contracts for hedging purposes;
(vii) enter into interest rate swaps and purchase or sell interest rate caps and floors; (viii) enter into forward commitments for the purchase or sale of securities; (ix) enter into standby commitment agreements; (x) enter into repurchase agreements pertaining to U.S. Government securities with member banks of the Federal Reserve System or primary dealers in such securities; (xi) make short sales of securities or maintain a short position as described below under "Additional Investment Policies and Practices--Short Sales;" and (xii) make secured loans of its portfolio securities not in excess of 20% of its total assets to brokers, dealers and financial institutions. For additional information on the use, risks and costs of these policies and practices see "Additional Investment Practices."

Alliance Utility Income Fund

Alliance Utility Income Fund, Inc. ("Utility Income Fund") is a diversified investment company that seeks current income and capital appreciation by investing primarily in equity and fixed-income securities of companies in the utilities industry. The Fund may invest in securities of both U.S. and foreign issuers, although no more than 15% of the Fund's total assets will be invested in issuers in any one foreign country. The utilities industry consists of companies engaged in (i) the manufacture, production, generation, provision, transmission, sale and distribution of gas and electric energy, and communications equipment and services, including telephone, telegraph, satellite, microwave and other companies providing communication facilities for the public, or (ii) the provision of other utility or utility-related goods and services, including, but not limited to, entities engaged in water provision, cogeneration, waste disposal system provision, solid waste electric generation, independent power producers and non-utility generators. The Fund is designed to take advantage of the characteristics and historical performance of securities of utility companies, many of which pay regular dividends and increase their common stock dividends over time. As a fundamental policy, the Fund normally invests at least 65% of its total assets in securities of companies in the utilities industry. The Fund considers a company to be in the utilities industry if, during the most recent twelve-month period, at least 50% of the company's gross revenues, on a consolidated basis, were derived from its utilities activities.

At least 65% of the Fund's total assets are invested in income-producing securities, but there is otherwise no limit on the allocation of the Fund's investments between equity securities and fixed-income securities. The Fund may maintain up to 35% of its net assets in lower-rated securities. See "Risk Considerations--Securities Ratings" and "--Investment in Lower-Rated Fixed-Income Securities." The Fund will not retain a security that is downgraded below B or determined by Alliance to have undergone similar credit quality deterioration following purchase.

The United States utilities industry has experienced significant changes in recent years. Electric utility companies in general have been favorably affected by lower fuel costs, the full or near completion of major construction programs and lower financing costs. In addition, many utility companies have generated cash flows in excess of current operating expenses and construction expenditures, permitting some degree of diversification into unregulated businesses. Regulatory changes with respect to nuclear and conventionally fueled generating facilities, however, could increase costs or impair the ability of such electric utilities to operate such facilities, thus reducing their ability to service dividend payments with respect to the securities they issue. Furthermore, rates of return of utility companies generally are subject to review and limitation by state public utilities commissions and tend to fluctuate with marginal financing costs. Rate changes, however, ordinarily lag behind the changes in financing costs, and thus can favorably or unfavorably affect the earnings or dividend pay-outs on utilities stocks depending upon whether such rates and costs are declining or rising.

Gas transmission companies, gas distribution companies and telecommunications companies are also undergoing significant changes. Gas utilities have been adversely affected by declines in the prices of alternative fuels, and have also been affected by oversupply conditions and competition. Telephone utilities are still experiencing the effects of the break-up of American Telephone & Telegraph Company, including increased competition and rapidly developing technologies with which traditional telephone companies now compete. Although there can be no assurance that increased competition and other structural changes will not adversely affect the profitability of such utilities, or that other negative factors will not develop in the future, in Alliance's opinion, increased competition and change may provide better positioned utility companies with opportunities for enhanced profitability.

Utility companies historically have been subject to the risks of increases in fuel and other operating costs, high interest costs, costs associated with compliance with environmental and nuclear safety regulations, service interruptions, economic slowdowns, surplus capacity, competition and regulatory changes. There can also be no assurance that regulatory policies or accounting standards changes will not negatively affect utility companies' earnings or dividends. Utility companies are subject to regulation by various authorities and may be affected by the imposition of special tariffs and changes in tax laws. To the extent that rates are established or reviewed by governmental authorities, utility companies are subject to the risk that such authorities will not authorize increased rates. Because of the Fund's policy of concentrating its investments in utility companies, the Fund is more susceptible than most other mutual funds to economic, political or regulatory occurrences affecting the utilities industry.

Foreign utility companies, like those in the U.S., are generally subject to regulation, although such regulations may or may not be comparable to domestic regulations. Foreign utility companies in certain countries may be more heavily regulated by their respective governments than utility companies located in the U.S. and, as in the U.S., generally are required to seek government approval for rate increases. In addition, because many foreign utility companies use fuels that cause more pollution than those used in the U.S., such utilities may yet be required to invest in pollution control equipment. Foreign utility regulatory systems vary from country to country and may evolve in ways different from regulation in the U.S. The percentage of the Fund's assets invested in issuers of particular countries will vary. See "Risk Considerations--Foreign Investments."

The Fund may invest up to 35% of its total assets in equity and fixed-income securities of domestic and foreign corporate and governmental issuers other than utility companies, including U.S. Government securities and repurchase agreements pertaining thereto, foreign government securities, corporate fixed-income securities of domestic issuers, corporate fixed-income securities of foreign issuers denominated in foreign currencies or in U.S. dollars (in each case including fixed-income securities of an issuer in one country denominated in the currency of another country), qualifying bank deposits and prime commercial paper.

The Fund may also: (i) invest up to 30% of its net assets in the convertible securities of companies whose common stocks are eligible for purchase by the Fund; (ii) invest up to 5% of its net assets in rights or warrants; (iii) invest in depositary receipts, securities of supranational entities denominated in the currency of any country, securities denominated in European Currency Units and "semi-governmental securities;" (iv) write covered put and call options and purchase put and call options on securities of the types in which it is permitted to invest that are exchange-traded and over-the-counter; (v) purchase and sell exchange-traded options on any securities index composed of the types of securities in which it may invest; (vi) enter into contracts for the purchase or sale for future delivery of fixed-income securities or foreign currencies, or contracts based on financial indices, including an index of U.S. Government securities, foreign government securities, corporate fixed-income securities, or common stock, and may purchase and write options on futures contracts; (vii) purchase and write put and call options on foreign currencies traded on U.S. and foreign exchanges or over-the-counter for hedging purposes; (viii) purchase or sell forward contracts; (ix) enter into interest rate swaps and purchase or sell interest rate caps and floors; (x) enter in forward commitments for the purchase or sale of securities; (xi) enter into standby commitment agreements; (xii) enter into repurchase agreements pertaining to U.S. Government securities with member banks of the Federal Reserve System or primary dealers in such securities; (xiii) make short sales of securities or maintain a short position as described below under "Additional Investment Practices--Short Sales;" and (xiv) make secured loans of its portfolio securities not in excess of 20% of its total assets to brokers, dealers and financial institutions. For additional information on the use, risk and costs of these policies and practices see "Additional Investment Practices."

Alliance Growth and Income Fund

Alliance Growth and Income Fund, Inc. ("Growth and Income Fund") is a diversified investment company that seeks appreciation through investments primarily in dividend-paying common stocks of good quality, although it is permitted to invest in fixed-income securities and convertible securities.

The Fund may also try to realize income by writing covered call options listed on domestic securities exchanges. See "Additional Investment Practices --Options." The Fund also invests in foreign securities. Since the purchase of foreign securities entails certain political and economic risks, the Fund has restricted its investments in securities in this category to issues of high quality. See "Risk Considerations--Foreign Investment."

ADDITIONAL INVESTMENT PRACTICES

Some or all of the Funds may engage in the following investment practices to the extent described above.

Convertible Securities. Prior to conversion, convertible securities have the same general characteristics as non-convertible debt securities, which provide a stable stream of income with generally higher yields than those of equity securities of the same or similar issuers. The price of a convertible security will normally vary with changes in the price of the underlying stock, although the higher yield tends to make the convertible security less volatile than the underlying common stock. As with debt securities, the market value of convertible securities tends to decline as interest rates increase and increase as interest rates decline. While convertible securities generally offer lower interest or dividend yields than non-convertible debt securities of similar quality, they enable investors to benefit from increases in the market price of the underlying common stock. Convertible debt securities that are rated Baa or lower by Moody's or BBB or lower by S&P, Duff & Phelps or Fitch and comparable unrated securities as determined by Alliance may share some or all of the risks of non-convertible debt securities with those ratings. For a description of these risks, see "Risk Considerations--Securities Ratings" and "--Investment in Lower-Rated Fixed-Income Securities."

Rights and Warrants. A Fund will invest in rights or warrants only if the underlying equity securities themselves are deemed appropriate by Alliance for inclusion in the Fund's portfolio. Rights and warrants entitle the holder to buy equity securities at a specific price for a specific period of time. Rights are similar to warrants except that they have a substantially shorter duration. Rights and warrants may be considered more speculative than certain other types of investments in that they do not entitle a holder to dividends or voting rights with respect to the underlying securities nor do they represent any rights in the assets of the issuing company. The value of a right or warrant does not necessarily change with the value of the underlying security, although the value of a right or warrant may decline because of a decrease in the value of the underlying security, the passage of time or a change in perception as to the potential of the underlying security, or any combination thereof. If the market price of the underlying security is below the exercise price set forth in the warrant on the expiration date, the warrant will expire worthless. Moreover, a right or warrant ceases to have value if it is not exercised prior to the expiration date.

Depositary Receipts and Securities of Supranational Entities. Depositary receipts may not necessarily be denominated in the same currency as the underlying securities into which they may be converted. In addition, the issuers of the stock of unsponsored depositary receipts are not obligated to disclose material information in the United States and, therefore, there may not be a correlation between such information and the market value of the depositary receipts. ADRs are depositary receipts typically issued by a U.S. bank or trust company that evidence ownership of underlying securities issued by a foreign corporation. GDRs and other types of depositary receipts are typically issued by foreign banks or trust companies and evidence ownership of underlying securities issued by either a foreign or a U.S. company. Generally, depositary receipts in registered form are designed for use in the U.S. securities markets, and depositary receipts in bearer form are designed for use in foreign securities markets. The investments of Growth Fund, Strategic Balanced Fund and Income Builder Fund in ADRs are deemed to be investments in securities issued by U.S. issuers and those in GDRs and other types of depositary receipts are deemed to be investments in the underlying securities. The investments of All-Asia Investment Fund in depositary receipts are deemed to be investments in the underlying securities.

A supranational entity is an entity designated or supported by the national government of one or more countries to promote economic reconstruction or development. Examples of supranational entities include, among others, the World Bank (International Bank for Reconstruction and Development) and the European Investment Bank. A European Currency Unit is a basket of specified amounts of the currencies of the member states of the European Economic Community. "Semi-governmental securities" are securities issued by entities owned by either a national, state or equivalent government or are obligations of one of such government jurisdictions which are not backed by its full faith and credit and general taxing powers.

Mortgage-Backed Securities. Interest and principal payments (including prepayments) on the mortgages underlying mortgage-backed securities are passed through to the holders of the securities. As a result of the pass-through of prepayments of principal on the underlying securities, mortgage-backed securities are often subject to more rapid prepayment of principal than their stated maturity would indicate. Prepayments occur when the mortgagor on a mortgage prepays the remaining principal before the mortgage's scheduled maturity date. Because the prepayment characteristics of the underlying mortgages vary, it is impossible to predict accurately the realized yield or average life of a particular issue of pass-through certificates. Prepayments are important because of their effect on the yield and price of the mortgage-backed securities. During periods of declining interest rates, prepayments can be expected to accelerate and a Fund investing in such securities would be required to reinvest the proceeds at the lower interest rates then available. In addition, prepayments of mortgages underlying securities purchased at a premium could result in capital losses.

Adjustable Rate Securities. Adjustable rate securities have interest rates that are reset at periodic intervals, usually by reference to some interest rate index or market interest rate. Some adjustable rate securities are backed by pools of mortgage loans. Although the rate-adjustment feature may reduce sharp changes in the value of adjustable rate securities, these securities can change in value based on changes in market interest rates or the issuer's creditworthiness. Changes in the interest rate on adjustable rate securities may lag behind changes in prevailing market interest rates. Also, some adjustable rate securities (or the underlying mortgages) are subject to caps or floors that limit the maximum change in interest rate.

Asset-Backed Securities. Asset-backed securities (unrelated to first mortgage loans) represent fractional interests in pools of leases, retail installment loans, revolving credit receivables and other payment obligations, both secured and unsecured. These assets are generally held by a trust and payments of principal and interest or interest only are passed through monthly or quarterly to certificate holders and may be guaranteed up to certain amounts by letters of credit issued by a financial institution affiliated or unaffiliated with the trustee or originator of the trust.

Like mortgages underlying mortgage-backed securities, underlying automobile sales contracts or credit card receivables are subject to prepayment, which may reduce the overall return to certificate holders. Certificate holders may also experience delays in payment on the certificates if the full amounts due on underlying sales contracts or receivables are not realized by the trust because of unanticipated legal or administrative costs of enforcing the contracts or because of depreciation or damage to the collateral (usually automobiles) securing certain contracts, or other factors.

Zero-Coupon and Payment-in-Kind Bonds. Zero-coupon bonds are issued at a significant discount from their principal amount in lieu of paying interest periodically. Payment-in-kind bonds allow the issuer to make current interest payments on the bonds in additional bonds. Because zero-coupon bonds and payment-in-kind bonds do not pay current interest in cash, their value is generally subject to greater fluctuation in response to changes in market interest rates than bonds that pay interest in cash currently. Both zero-coupon and payment-in-kind bonds allow an issuer to avoid the need to generate cash to meet current interest payments. Accordingly, such bonds may involve greater credit risks than bonds paying interest currently. Even though such bonds do not pay current interest in cash, a Fund is nonetheless required to accrue interest income on such investments and to distribute such amounts at least annually to shareholders. Thus, a Fund could be required at times to liquidate other investments in order to satisfy its dividend requirements.

Equity-Linked Debt Securities. Equity-linked debt securities are securities with respect to which the amount of interest and/or principal that the issuer thereof is obligated to pay is linked to the performance of a specified index of equity securities. Such amount may be significantly greater or less than payment obligations in respect of other types of debt securities. Adverse changes in equity securities indices and other adverse changes in the securities markets may reduce payments made under, and/or the principal of, equity-linked debt securities held by the Fund. Furthermore, as with any debt securities, the values of equity-linked debt securities will generally vary inversely with changes in interest rates. The Fund's ability to dispose of equity-linked debt securities will depend on the availability of liquid markets for such securities. Investment in equity-linked debt securities may be considered to be speculative. As with other securities, the Fund could lose its entire investment in equity-linked debt securities.

Loans and Other Direct Debt Instruments. Loans and other direct debt instruments are interests in amounts owned by a corporate, governmental or other borrower to another party. They may represent amounts owed to lenders or lending syndicates (loans and loan participations), to suppliers of goods or services (trade claims or other receivables), or to other creditors. Direct debt instruments involve the risk of loss in case of default or insolvency of the borrower and may offer less legal protection to the Fund in the event of fraud or misrepresentation than debt securities. In addition, loan participations involve a risk of insolvency of the lending bank or other financial intermediary. Direct debt instruments may also include standby financing commitments that obligate the Fund to supply additional cash to the borrower on demand. Loans and other direct debt instruments are generally illiquid and may be transferred only through individually negotiated private transactions.

Purchasers of loans and other forms of direct indebtedness depend primarily upon the creditworthiness of the borrower for payment of principal and interest. Direct debt instruments may not be rated by any nationally recognized rating service. If the Fund does not receive scheduled interest or principal payments on such indebtedness, the Fund's share price and yield could be adversely affected. Loans that are fully secured offer the Fund more protection than unsecured loans in the event of non-payment of scheduled interest or principal. However, there is no assurance that the liquidation of collateral from a secured loan would satisfy the borrower's obligation, or that the collateral can be liquidated. Indebtedness of borrowers whose creditworthiness is poor may involve substantial risks, and may be highly speculative.

Borrowers that are in bankruptcy or restructuring may never pay off their indebtedness, or may pay only a small fraction of the amount owed. Direct indebtedness of Asian countries will also involve a risk that the governmental entities responsible for the repayment of the debt may be unable, or unwilling, to pay interest and repay principal when due.

Investments in loans through direct assignment of a financial institution's interests with respect to a loan may involve additional risks to the Fund. For example, if a loan is foreclosed, the Fund could become part owner of any collateral, and would bear the costs and liabilities associated with owning and disposing of the collateral. Direct debt instruments may also involve a risk of insolvency of the lending bank or other intermediary.

A loan is often administered by a bank or other financial institution that acts as agent for all holders. The agent administers the terms of the loan, as specified on the loan agreement. Unless, under the terms of the loan or other indebtedness, the Fund has direct recourse against the borrower, it may have to rely on the agent to apply appropriate credit remedies against a borrower. If assets held by the agent for the benefit of the Fund were determined to be subject to the claims of the agent's general creditors, the Fund might incur certain costs and delays in realizing payment on the loan or loan participation and could suffer a loss of principal or interest.

Direct indebtedness purchased by the Fund may include letters of credit, revolving credit facilities, or other standby financing commitments obligating the Fund to pay additional cash on demand. These commitments may have the effect of requiring the Fund to increase its investment in a borrower at a time when it would not otherwise have done so, even if the borrower's condition makes it unlikely that the amount will ever be repaid.

Illiquid Securities. Subject to any more restrictive applicable fundamental investment policy, none of the Funds will maintain more than 15% of its net assets in illiquid securities. Illiquid securities generally include (i) direct placements or other securities that are subject to legal or contractual restrictions on resale or for which there is no readily available market (e.g., when trading in the security is suspended or, in the case of unlisted securities, when market makers do not exist or will not entertain bids or offers), including many individually negotiated currency swaps and any assets used to cover currency swaps and most privately negotiated investments in state enterprises that have not yet conducted an initial equity offering,
(ii) over-the-counter options and assets used to cover over-the-counter options, and (iii) repurchase agreements not terminable within seven days.

Because of the absence of a trading market for illiquid securities, a Fund may not be able to realize their full value upon sale. With respect to each Fund that may invest in such securities, Alliance will monitor their illiquidity under the supervision of the Directors of the Fund. To the extent permitted by applicable law, Rule 144A securities will not be treated as "illiquid" for purposes of the foregoing restriction so long as such securities meet liquidity guidelines established by a Fund's Directors. Investment in non-publicly traded securities by each of Growth Fund and Strategic Balanced Fund is restricted to 5% of its total assets (not including for these purposes Rule 144A securities, to the extent permitted by applicable law) and is also subject to the 15% restriction on investment in illiquid securities described above.

A Fund that invests in securities for which there is no ready market may therefore not be able to readily sell such securities. To the extent that these securities are foreign securities, there is no law in many of the countries in which a Fund may invest similar to the Securities Act requiring an issuer to register the sale of securities with a governmental agency or imposing legal restrictions on resales of securities, either as to length of time the securities may be held or manner of resale. However, there may be contractual restrictions on resale of securities.

Options. An option gives the purchaser of the option, upon payment of a premium, the right to deliver to (in the case of a put) or receive from (in the case of a call) the writer a specified amount of a security on or before a fixed date at a predetermined price. A call option written by a Fund is "covered" if the Fund owns the underlying security, has an absolute and immediate right to acquire that security upon conversion or exchange of another security it holds, or holds a call option on the underlying security with an exercise price equal to or less than that of the call option it has written. A put option written by a Fund is covered if the Fund holds a put option on the underlying securities with an exercise price equal to or greater than that of the put option it has written.

A call option is for cross-hedging purposes if a Fund does not own the underlying security, and is designed to provide a hedge against a decline in value in another security which the Fund owns or has the right to acquire. Worldwide Privatization Fund, All-Asia Investment Fund, Income Builder Fund and Utility Income Fund each may write call options for cross-hedging purposes. A Fund would write a call option for cross-hedging purposes, instead of writing a covered call option, when the premium to be received from the cross-hedge transaction would exceed that which would be received from writing a covered call option, while at the same time achieving the desired hedge.

In purchasing an option, a Fund would be in a position to realize a gain if, during the option period, the price of the underlying security increased (in the case of a call) or decreased (in the case of a put) by an amount in excess of the premium paid; otherwise the Fund would experience a loss equal to the premium paid for the option.

If an option written by a Fund were exercised, the Fund would be obligated to purchase (in the case of a put) or sell (in the case of a call) the underlying security at the exercise price. The risk involved in writing an option is that, if the option were exercised, the underlying security would then be purchased or sold by the Fund at a disadvantageous price. These risks could be reduced by entering into a closing transaction (i.e., by disposing of the option prior to its exercise). A Fund retains the premium received from writing a put or call option whether or not the option is exercised. The writing of covered call options could result in increases in a Fund's portfolio turnover rate, especially during periods when market prices of the underlying securities appreciate.

Technology Fund, Quasar Fund, International Fund, New Europe Fund and Global Small Cap Fund will not write uncovered call options. Technology Fund and Global Small Cap Fund will not write a call option if the premium to be received by the Fund in doing so would not produce an annualized return of at least 15% of the then current market value of the securities subject to the option (without giving effect to commissions, stock transfer taxes and other expenses that are deducted from premium receipts). Technology Fund, Quasar Fund and Global Small Cap Fund will not write a call option if, as a result, the aggregate of the Fund's portfolio securities subject to outstanding call options (valued at the lower of the option price or market value of such securities) would exceed 15% of the Fund's total assets or more than 10% of the Fund's assets would be committed to call options that at the time of sale have a remaining term of more than 100 days. The aggregate cost of all outstanding options purchased and held by each of Premier Growth Fund, Technology Fund, Quasar Fund and Global Small Cap Fund will at no time exceed 10% of the Fund's total assets. Neither International Fund nor New Europe Fund will write uncovered put options.

A Fund that purchases or writes options on securities in privately negotiated (i.e., over-the-counter) transactions will effect such transactions only with investment dealers and other financial institutions (such as commercial banks or savings and loan institutions) deemed creditworthy by Alliance, and Alliance has adopted procedures for monitoring the creditworthiness of such entities. Options purchased or written by a Fund in negotiated transactions are illiquid and it may not be possible for the Fund to effect a closing transaction at an advantageous time. See "Illiquid Securities."

Options on Securities Indices. An option on a securities index is similar to an option on a security except that, rather than the right to take or make delivery of a security at a specified price, an option on a securities index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the chosen index is greater than (in the case of a call) or less than (in the case of a put) the exercise price of the option.

Futures Contracts and Options on Futures Contracts. A "sale" of a futures contract means the acquisition of a contractual obligation to deliver the securities or foreign currencies or other commodity called for by the contract at a specified price on a specified date. A "purchase" of a futures contract means the incurring of an obligation to acquire the securities, foreign currencies or other commodity called for by the contract at a specified price on a specified date. The purchaser of a futures contract on an index agrees to take or make delivery of an amount of cash equal to the difference between a specified dollar multiple of the value of the index on the expiration date of the contract ("current contract value") and the price at which the contract was originally struck. No physical delivery of the securities underlying the index is made.


Options on futures contracts written or purchased by a Fund will be traded on U.S. or foreign exchanges or over-the-counter. These investment techniques will be used only to hedge against anticipated future changes in market conditions and interest or exchange rates which otherwise might either adversely affect the value of the Fund's portfolio securities or adversely affect the prices of securities which the Fund intends to purchase at a later date.

No Fund will enter into any futures contracts or options on futures contracts if immediately thereafter the market values of the outstanding futures contracts of the Fund and the currencies and futures contracts subject to outstanding options written by the Fund would exceed 50% of its total assets and Income Builder Fund will also not do so if immediately thereafter the aggregate of initial margin deposits on all the outstanding futures contracts of the Fund and premiums paid on outstanding options on futures contracts would exceed 5% of the market value of the total assets of the Fund. Neither Premier Growth Fund nor Counterpoint Fund may purchase or sell a stock index future if immediately thereafter more than 30% of its total assets would be hedged by stock index futures. In connection with the purchase of stock index futures contracts, a Fund will deposit in a segregated account with its custodian an amount of cash, U.S. Government securities or other liquid high-quality debt securities equal to the market value of the futures contracts less any amounts maintained in a margin account with the Fund's broker. Premier Growth Fund and Counterpoint Fund may not purchase or sell a stock index future if, immediately thereafter, the sum of the amount of margin deposits on the Fund's existing futures positions would exceed 5% of the market value of the Fund's total assets.

Options on Foreign Currencies. As in the case of other kinds of options, the writing of an option on a foreign currency constitutes only a partial hedge, up to the amount of the premium received, and a Fund could be required to purchase or sell foreign currencies at disadvantageous exchange rates, thereby incurring losses. The purchase of an option on a foreign currency may constitute an effective hedge against fluctuations in exchange rates although, in the event of rate movements adverse to a Fund's position, it may forfeit the entire amount of the premium plus related transaction costs. See the Statement of Additional Information of each Fund that may invest in options on foreign currencies for further discussion of the use, risks and costs of options on foreign currencies.

Forward Foreign Currency Exchange Contracts. A Fund purchases or sells forward contracts to minimize the risk to it from adverse changes in the relationship between the U.S. dollar and other currencies. A forward contract is an obligation to purchase or sell a specific currency for an agreed price at a future date, and is individually negotiated and privately traded.

A Fund may enter into a forward contract, for example, when it enters into a contract for the purchase or sale of a security denominated in a foreign currency in order to "lock in" the U.S. dollar price of the security ("transaction hedge"). A Fund will not engage in transaction hedges with respect to the currency of a particular country to an extent greater than the aggregate amount of the Fund's transactions in that currency. When a Fund believes that a foreign currency may suffer a substantial decline against the U.S. dollar, it may enter into a forward sale contract to sell an amount of that foreign currency approximating the value of some or all of the Fund's portfolio securities denominated in such foreign currency, or when the Fund believes that the U.S. dollar may suffer a substantial decline against a foreign currency, it may enter into a forward purchase contract to buy that foreign currency for a fixed dollar amount ("position hedge"). A Fund will not position hedge with respect to the currency of a particular country to an extent greater than the aggregate market value (at the time of making such sale) of the securities held in its portfolio denominated or quoted in that particular foreign currency. Instead of entering into a position hedge, a Fund may, in the alternative, enter into a forward contract to sell a different foreign currency for a fixed U.S. dollar amount where the Fund believes that the U.S. dollar value of the currency to be sold pursuant to the forward contract will fall whenever there is a decline in the U.S. dollar value of the currency in which portfolio securities of the Fund are denominated ("cross-hedge"). Unanticipated changes in currency prices may result in poorer overall performance for the Fund than if it had not entered into such forward contracts.

Hedging against a decline in the value of a currency does not eliminate fluctuations in the prices of portfolio securities or prevent losses if the prices of such securities decline. Such transactions also preclude the opportunity for gain if the value of the hedged currency should rise. Moreover, it may not be possible for a Fund to hedge against a devaluation that is so generally anticipated that the Fund is not able to contract to sell the currency at a price above the devaluation level it anticipates. International Fund, New Europe Fund and Global Small Cap Fund will not enter into a forward contract with a term of more than one year or if, as a result, more than 50% of its total assets would be committed to such contracts. The dealings of International Fund, New Europe Fund and Global Small Cap Fund in forward contracts will be limited to hedging involving either specific transactions or portfolio positions.

Growth Fund and Strategic Balanced Fund may also purchase and sell foreign currency on a spot basis.

Forward Commitments. Forward commitments for the purchase or sale of securities may include purchases on a "when-issued" basis or purchases or sales on a "delayed delivery" basis. In some cases, a forward commitment may be conditioned upon the occurrence of a subsequent event, such as approval and consummation of a merger, corporate reorganization or debt restructuring (i.e., a "when, as and if issued" trade).

When forward commitment transactions are negotiated, the price is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. Normally, the settlement date occurs within two months after the transaction, but settlements beyond two months may be negotiated. Securities purchased or sold under a forward commitment are subject to market fluctuation, and no interest or dividends accrue to the purchaser prior to the settlement date. At the time a Fund intends to enter into a forward commitment, it records the transaction and thereafter reflects the value of the security purchased or, if a sale, the proceeds to be received, in determining its net asset value. Any unrealized appreciation or depreciation reflected in such valuation of a "when, as and if issued" security would be canceled in the event that the required conditions did not occur and the trade was canceled.

The use of forward commitments enables a Fund to protect against anticipated changes in interest rates and prices. For instance, in periods of rising interest rates and falling bond prices, a Fund might sell securities in its portfolio on a forward commitment basis to limit its exposure to falling prices. In periods of falling interest rates and rising bond prices, a Fund might sell a security in its portfolio and purchase the same or a similar security on a when-issued or forward commitment basis, thereby obtaining the benefit of currently higher cash yields. However, if Alliance were to forecast incorrectly the direction of interest rate movements, a Fund might be required to complete such when-issued or forward transactions at prices inferior to the then current market values. When-issued securities and forward commitments may be sold prior to the settlement date, but a Fund enters into when-issued and forward commitments only with the intention of actually receiving securities or delivering them, as the case may be. If a Fund chooses to dispose of the right to acquire a when-issued security prior to its acquisition or dispose of its right to deliver or receive against a forward commitment, it may incur a gain or loss. Any significant commitment of Fund assets to the purchase of securities on a "when, as and if issued" basis may increase the volatility of the Fund's net asset value. No forward commitments will be made by New Europe Fund, All-Asia Investment Fund, Worldwide Privatization Fund, Income Builder Fund or Utility Income Fund if, as a result, the Fund's aggregate commitments under such transactions would be more than 30% of the Fund's total assets. In the event the other party to a forward commitment transaction were to default, a Fund might lose the opportunity to invest money at favorable rates or to dispose of securities at favorable prices.

Standby Commitment Agreements. Standby commitment agreements commit a Fund, for a stated period of time, to purchase a stated amount of a security that may be issued and sold to the Fund at the option of the issuer. The price and coupon of the security are fixed at the time of the commitment. At the time of entering into the agreement the Fund is paid a commitment fee, regardless of whether the security ultimately is issued, typically equal to approximately 0.5% of the aggregate purchase price of the security the Fund has committed to purchase. A Fund will enter into such agreements only for the purpose of investing in the security underlying the commitment at a yield and price considered advantageous to the Fund and unavailable on a firm commitment basis. Each Fund, other than Income Builder Fund, will not enter into a standby commitment with a remaining term in excess of 45 days and will limit its investment in such commitments so that the aggregate purchase price of the securities subject to the commitments will not exceed 25% with respect to New Europe Fund, 50% with respect to Worldwide Privatization Fund and All-Asia Investment Fund, and 20% with respect to Utility Income Fund, of its assets taken at the time of making the commitment.

There is no guarantee that the securities subject to a standby commitment will be issued and the value of the security, if issued, on the delivery date may be more or less than its purchase price. Since the issuance of the security underlying the commitment is at the option of the issuer, a Fund will bear the risk of capital loss in the event the value of the security declines and may not benefit from an appreciation in the value of the security during the commitment period if the issuer decides not to issue and sell the security to the Fund.

Currency Swaps. Currency swaps involve the individually negotiated exchange by a Fund with another party of a series of payments in specified currencies. A currency swap may involve the delivery at the end of the exchange period of a substantial amount of one designated currency in exchange for the other designated currency. Therefore the entire principal value of a currency swap is subject to the risk that the other party to the swap will default on its contractual delivery obligations. The net amount of the excess, if any, of a Fund's obligations over its entitlements with respect to each currency swap will be accrued on a daily basis. A Fund will not enter into any currency swap unless the credit quality of the unsecured senior debt or the claims-paying ability of the other party thereto is rated in the highest rating category of at least one nationally recognized rating organization at the time of entering into the transaction. If there is a default by the other party to such a transaction, such Fund will have contractual remedies pursuant to the agreements related to the transactions.

Interest Rate Transactions. Each Fund that may enter into interest rate transactions expects to do so primarily to preserve a return or spread on a particular investment or portion of its portfolio or to protect against any increase in the price of securities the Fund anticipates purchasing at a later date. The Funds do not intend to use these transactions in a speculative manner.

Interest rate swaps involve the exchange by a Fund with another party of their respective commitments to pay or receive interest (e.g., an exchange of floating rate payments for fixed rate payments). Interest rate swaps are entered on a net basis (i.e., the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments). With respect to All-Asia Investment Fund and Utility Income Fund, the exchange commitments can involve payments in the same currency or in different currencies. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest on a contractually-based principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on an agreed principal amount from the party selling the interest rate floor.

A Fund may enter into interest rate swaps, caps and floors on either an asset-based or liability-based basis, depending upon whether it is hedging its assets or liabilities. The net amount of the excess, if any, of a Fund's obligations over its entitlements with respect to each interest rate swap, cap and floor is accrued daily. A Fund will not enter into an interest rate swap, cap or floor transaction unless the unsecured senior debt or the claims-paying ability of the other party thereto is then rated in the highest rating category of at least one nationally recognized rating organization. Alliance will monitor the creditworthiness of counterparties on an ongoing basis. The swap market has grown substantially in recent years, with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations for which standardized documentation has not yet been developed and, accordingly, they are less liquid than swaps.

The use of interest rate transactions is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If Alliance incorrectly forecasted market values, interest rates and other applicable factors, the investment performance of a Fund would be adversely affected by the use of these investment techniques. Moreover, even if Alliance is correct in its forecasts, there is a risk that the transaction position may correlate imperfectly with the price of the asset or liability being hedged. There is no limit on the amount of interest rate transactions that may be entered into by a Fund that is permitted to enter into such transactions. These transactions do not involve the delivery of securities or other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate transactions is limited to the net amount of interest payments that a Fund is contractually obligated to make. If the other party to an interest rate transaction defaults, a Fund's risk of loss consists of the net amount of interest payments that the Fund contractually is entitled to receive.

Repurchase Agreements. A repurchase agreement arises when a buyer purchases a security and simultaneously agrees to resell it to the vendor at an agreed-upon future date, normally a day or a few days later. The resale price is greater than the purchase price, reflecting an agreed-upon interest rate for the period the buyer's money is invested in the security. Such agreements permit a Fund to keep all of its assets at work while retaining "overnight" flexibility in pursuit of investments of a longer-term nature. If a vendor defaults on its repurchase obligation, a Fund would suffer a loss to the extent that the proceeds from the sale of the collateral were less than the repurchase price. If a vendor goes bankrupt, a Fund might be delayed in, or prevented from, selling the collateral for its benefit. Alliance monitors the creditworthiness of the vendors with which the Fund enters into repurchase agreements. There is no percentage restriction on a Fund's ability to enter into repurchase agreements, other than as indicated under "Investment Objectives and Policies."

Short Sales. A short sale is effected by selling a security that a Fund does not own, or if the Fund does own such security, it is not to be delivered upon consummation of the sale. A short sale is "against the box" to the extent that a Fund contemporaneously owns or has the right to obtain securities identical to those sold short without payment. Worldwide Privatization Fund, All-Asia Investment Fund, Income Builder Fund and Utility Income Fund each may make short sales of securities or maintain short positions only for the purpose of deferring realization of gain or loss for U.S. federal income tax purposes, provided that at all times when a short position is open the Fund owns an equal amount of securities of the same issue as, and equal in amount to, the securities sold short. In addition, each of those Funds may not make a short sale if as a result more than 10% of the Fund's net assets would be held as collateral for short sales, except that All-Asia Investment Fund may not make a short sale if as a result more than 25% of the Fund's net assets would be held as collateral for short sales. If the price of the security sold short increases between the time of the short sale and the time a Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a capital gain. See "Certain Fundamental Investment Policies." Certain special federal income tax considerations may apply to short sales entered into by a Fund. See "Dividends, Distributions and Taxes" in the relevant Fund's Statement of Additional Information.

Loans of Portfolio Securities. The risks in lending portfolio securities, as with other extensions of credit, consist of possible loss of rights in the collateral should the borrower fail financially. In determining whether to lend securities to a particular borrower, Alliance will consider all relevant facts and circumstances, including the creditworthiness of the borrower. While securities are on loan, the borrower will pay the Fund any income earned thereon and the Fund may invest any cash collateral in portfolio securities, thereby earning additional income, or receive an agreed upon amount of income from a borrower who has delivered equivalent collateral. Each Fund will have the right to regain record ownership of loaned securities or equivalent securities in order to exercise ownership rights such as voting rights, subscription rights and rights to dividends, interest or distributions. A Fund may pay reasonable finders', administrative and custodial fees in connection with a loan. A Fund will not lend its portfolio securities to any officer, director, employee or affiliate of the Fund or Alliance.

General. The successful use of the foregoing investment practices draws upon Alliance's special skills and experience with respect to such instruments and usually depends on Alliance's ability to forecast price movements, interest rates or currency exchange rate movements correctly. Should interest rates, prices or exchange rates move unexpectedly, a Fund may not achieve the anticipated benefits of the transactions or may realize losses and thus be in a worse position than if such strategies had not been used. Unlike many exchange-traded futures contracts and options on futures contracts, there are no daily price fluctuation limits with respect to certain options and forward contracts, and adverse market movements could therefore continue to an unlimited extent over a period of time. In addition, the correlation between movements in the prices of futures contracts, options and forward contracts and movements in the prices of the securities and currencies hedged or used for cover will not be perfect and could produce unanticipated losses.

A Fund's ability to dispose of its position in futures contracts, options and forward contracts depends on the availability of liquid markets in such instruments. Markets in options and futures with respect to a number of types of securities and currencies are relatively new and still developing, and there is no public market for forward contracts. It is impossible to predict the amount of trading interest that may exist in various types of futures contracts, options and forward contracts. If a secondary market does not exist with respect to an option purchased or written by a Fund, it might not be possible to effect a closing transaction in the option (i.e., dispose of the option) with the result that (i) an option purchased by the Fund would have to be exercised in order for the Fund to realize any profit and (ii) the Fund may not be able to sell currencies or portfolio securities covering an option written by the Fund until the option expires or it delivers the underlying security, futures contract or currency upon exercise. Therefore, no assurance can be given that the Funds will be able to utilize these instruments effectively for the purposes set forth above. Furthermore, a Fund's ability to engage in options and futures transactions may be limited by tax considerations. See "Dividends, Distributions and Taxes" in the Statement of Additional Information of each Fund that invests in options and futures.

Future Developments. A Fund may, following written notice to its shareholders, take advantage of other investment practices that are not currently contemplated for use by the Fund or are not available but may yet be developed, to the extent such investment practices are consistent with the Fund's investment objective and legally permissible for the Fund. Such investment practices, if they arise, may involve risks that exceed those involved in the activities described above.

Defensive Position. For temporary defensive purposes, each Fund may invest in certain types of short-term, liquid, high-grade or high quality (depending on the Fund) debt securities. These securities may include U.S. Government securities, qualifying bank deposits, money market instruments, prime commercial paper and other types of short-term debt securities including notes and bonds. For Funds that may invest in foreign countries, such securities may also include short-term, foreign-currency denominated securities of the type mentioned above issued by foreign governmental entities, companies and supranational organizations. For a complete description of the types of securities each Fund may invest in while in a temporary defensive position, please see such Fund's Statement of Additional Information.

Portfolio Turnover. Portfolio turnover rates are set forth under "Financial Highlights." These portfolio turnover rates are greater than those of most other investment companies, including those which emphasize capital appreciation as a basic policy. A high rate of portfolio turnover involves correspondingly greater brokerage and other expenses than a lower rate, which must be borne by the Fund and its shareholders. High portfolio turnover also may result in the realization of substantial net short-term capital gains. See "Dividends, Distributions and Taxes" in each Fund's Statement of Additional Information.

CERTAIN FUNDAMENTAL INVESTMENT POLICIES

Each Fund has adopted certain fundamental investment policies listed below, which may not be changed without the approval of its shareholders. Additional investment restrictions with respect to a Fund are set forth in its Statement of Additional Information.

Alliance Fund may not: (i) invest more than 5% of its total assets in the securities of any one issuer (other than the U.S. Government); (ii) acquire more than 10% of the voting or other securities of any one issuer; or (iii) buy securities of any company that (including its predecessors) has not been in business at least three continuous years. Pursuant to investment policies which are not fundamental, the Fund does not invest (i) in puts or calls (except as discussed above); (ii) in straddles, spreads, or any combination thereof; (iii) in oil, gas or other mineral exploration or development programs; or (iv) more than 5% of its gross assets in securities the disposition of which would be subject to restrictions under the federal securities laws.

Growth Fund and Strategic Balanced Fund each may not: (i) invest more than 5% of its total assets in the securities of any one issuer (other than U.S. Government securities and repurchase agreements relating thereto), although up to 25% of each Fund's total assets may be invested without regard to this restriction; or (ii) invest 25% or more of its total assets in the securities of any one industry.

Premier Growth Fund may not: (i) purchase more than 10% of the outstanding voting securities of any one issuer; (ii) invest 25% or more of the value of its total assets in the same industry; (iii) borrow money or issue senior securities except for temporary or emergency purposes in an amount not exceeding 5% of the value of its total assets at the time the borrowing is made; (iv) pledge, mortgage, hypothecate or otherwise encumber any of its assets except in connection with the writing of call options and except to secure permitted borrowings; or (v) invest in the securities of any issuer that has a record of less than three years of continuous operation (including the operation of any predecessor) if as a result more than 10% of the value of the total assets of the Fund would be invested in the securities of such issuer or issuers.

Counterpoint Fund may not: (i) purchase the securities of any one issuer, other than the U.S. Government or any of its agencies or instrumentalities, if as a result more than 5% of the value of its total assets would be invested in such issuer or the Fund would own more than 10% of the outstanding voting securities of such issuer, except that up to 25% of the Fund's total assets may be invested without regard to these 5% and 10% limitations; (ii) invest 25% or more of its total assets in a particular industry; (iii) borrow money except for temporary or emergency purposes, including meeting redemption requests which might require the untimely disposition of securities; borrowing in the aggregate may not exceed 15%, and borrowing for purposes other than meeting redemptions may not exceed 5% of its total assets at the time the borrowing is made; (iv) invest more than 10% of its net assets in the aggregate in restricted and not readily marketable securities; (v) invest more than 10% of its total assets in the securities of any issuer that has a record of less than three years of continuous operation (including the operation of any predecessor); or (vi) invest more than 10% of the value of its total assets in the aggregate in illiquid securities or repurchase agreements not terminable within seven days.

Technology Fund may not: (i) with respect to 75% of its total assets, have such assets represented by other than: (a) cash and cash items, (b) U.S. Government securities, or (c) securities of any one issuer (other than the U.S. Government and its agencies or instrumentalities) not greater in value than 5% of the Fund's total assets, and not more than 10% of the outstanding voting securities of such issuer; (ii) purchase the securities of any one issuer, other than the U.S. Government and its agencies or instrumentalities, if as a result (a) the value of the holdings of the Fund in the securities of such issuer exceeds 25% of its total assets, or (b) the Fund owns more than 25% of the outstanding securities of any one class of securities of such issuer; (iii) concentrate its investments in any one industry, but the Fund has reserved the right to invest up to 25% of its total assets in a particular industry; and (iv) invest in the securities of any issuer which has a record of less than three years of continuous operation (including the operation of any predecessor) if such purchase would cause 10% or more of its total assets to be invested in the securities of such issuers.

Quasar Fund may not: (i) purchase the securities of any one issuer, other than the U.S. Government or any of its agencies or instrumentalities, if as a result more than 5% of its total assets would be invested in such issuer or the Fund would own more than 10% of the outstanding voting securities of such issuer, except that up to 25% of its total assets may be invested without regard to these 5% and 10% limitations; (ii) invest more than 25% of its total assets in any particular industry; (iii) borrow money except for temporary or emergency purposes in an amount not exceeding 5% of its total assets at the time the borrowing is made; or (iv) invest more than 10% of its assets in restricted securities.

International Fund may not: (i) invest more than 5% of the value of its total assets in securities of a single issuer (including repurchase agreements with any one entity), except U.S. Government securities or foreign government securities; provided, however, that the Fund may not, with respect to 75% of its total assets, invest more than 5% of its total assets in securities of any one foreign government issuer; (ii) own more than 10% of the outstanding securities of any class of any issuer (for this purpose, all preferred stocks of an issuer shall be deemed a single class, and all indebtedness of an issuer shall be deemed a single class), except U.S. Government securities;
(iii) invest more than 25% of the value of its total assets in securities of issuers having their principal business activities in the same industry; provided, that this limitation does not apply to U.S. Government securities or foreign government securities; (iv) invest more than 5% of the value of its total assets in the securities of any issuer that has a record of less than three years of continuous operation (including the operation of any predecessor or unconditional guarantor), except U.S. Government securities or foreign government securities; (v) invest more than 5% of the value of its total assets in securities with legal or contractual restrictions on resale, other than repurchase agreements, or more than 10% of the value of its total assets in securities that are not readily marketable (including restricted securities and repurchase agreements not terminable within seven business days); and (vi) borrow money, except as a temporary measure for extraordinary or emergency purposes, and then only from banks in amounts not exceeding 5% of its total assets.

Worldwide Privatization Fund may not: (i) invest 25% or more of its total assets in securities of issuers conducting their principal business activities in the same industry, except that this restriction does not apply to (a) U.S. Government securities, or (b) the purchase of securities of issuers whose primary business activity is in the national commercial banking industry, so long as the Fund's Directors determine, on the basis of factors such as liquidity, availability of investments and anticipated returns, that the Fund's ability to achieve its investment objective would be adversely affected if the Fund were not permitted to invest more than 25% of its total assets in those securities, and so long as the Fund notifies its shareholders of any decision by the Directors to permit or cease to permit the Fund to invest more than 25% of its total assets in those securities, such notice to include a discussion of any increased investment risks to which the Fund may be subjected as a result of the Directors' determination; (ii) borrow money except from banks for temporary or emergency purposes, including the meeting of redemption requests that might require the untimely disposition of securities; borrowing in the aggregate may not exceed 15%, and borrowing for purposes other than meeting redemptions may not exceed 5%, of the Fund's total assets (including the amount borrowed) less liabilities
(not including the amount borrowed) at the time the borrowing is made; outstanding borrowings in excess of 5% of the value of the Fund's total assets will be repaid before any investments are made; or (iii) pledge, hypothecate, mortgage or otherwise encumber its assets, except to secure permitted borrowings. The exception contained in clause (i)(b) above is subject to the operating policy regarding concentration described in this Prospectus.

New Europe Fund may not: (i) purchase more than 10% of the outstanding voting securities of any one issuer; (ii) invest more than 15% of its total assets in the securities of any one issuer or 25% or more of its total assets in the same industry, provided, however, that the foregoing restriction shall not be deemed to prohibit the Fund from purchasing the securities of any issuer pursuant to the exercise of rights distributed to the Fund by the issuer, except that no such purchase may be made if as a result the Fund will fail to meet the diversification requirements of the Code and any such acquisition in excess of the foregoing 15% or 25% limits will be sold by the Fund as soon as reasonably practicable (this restriction does not apply to U.S. Government securities, but will apply to foreign government securities unless the Commission permits their exclusion); (iii) borrow money except from banks for temporary or emergency purposes, including the meeting of redemption requests that might require the untimely disposition of securities; borrowing in the aggregate may not exceed 15%, and borrowing for purposes other than meeting redemptions may not exceed 5%, of the Fund's total assets (including the amount borrowed) less liabilities (not including the amount borrowed) at the time the borrowing is made; outstanding borrowings in excess of 5% of the Fund's total assets will be repaid before any subsequent investments are made; or (iv) purchase a security (unless the security is acquired pursuant to a plan of reorganization or an offer of exchange) if, as a result, the Fund would own any securities of an open-end investment company or more than 3% of the total outstanding voting stock of any closed-end investment company, or more than 5% of the value of the Fund's total assets would be invested in securities of any closed-end investment company, or more than 10% of such value in closed-end investment companies in general.

All-Asia Investment Fund may not: (i) invest 25% or more of its total assets in securities of issuers conducting their principal business activities in the same industry; (ii) borrow money except from banks for temporary or emergency purposes, including the meeting of redemption requests that might require the untimely disposition of securities; borrowing in the aggregate may not exceed 15%, and borrowing for purposes other than meeting redemptions may not exceed 5%, of the Fund's total assets (including the amount borrowed) less liabilities (not including the amount borrowed) at the time the borrowing is made; outstanding borrowings in excess of 5% of the value of the Fund's total assets will be repaid before any investments are made; or (iii) pledge, hypothecate, mortgage or otherwise encumber its assets, except to secure permitted borrowings.

Global Small Cap Fund may not: (i) purchase the securities of any one issuer, other than the U.S. Government or any of its agencies or instrumentalities, if immediately after such purchase more than 5% of the value of its total assets would be invested in such issuer or the Fund would own more than 10% of the outstanding voting securities of such issuer, except that up to 25% of the Fund's total assets may be invested without regard to these 5% and 10% limitations; (ii) invest 25% or more of its total assets in the same industry; this restriction does not apply to U.S. Government securities, but will apply to foreign government securities unless the Commission permits their exclusion; (iii) borrow money except from banks for emergency or temporary purposes in an amount not exceeding 5% of the total assets of the Fund; or (iv) make short sales of securities or maintain a short position, unless at all times when a short position is open it owns an equal amount of such securities or securities convertible into or exchangeable for, without payment of any further consideration, securities of the same issue as, and equal in amount to, the securities sold short and unless not more than 5% of the Fund's net assets is held as collateral for such sales at any one time.

Balanced Shares may not: (i) invest more than 5% of its total assets in the securities of any one issuer, except U.S. Government securities; or (ii) own more than 10% of the outstanding voting securities of any one issuer.

Income Builder Fund may not: (i) invest 25% or more of its total assets in securities of companies engaged principally in any one industry, except that this restriction does not apply to U.S. Government securities; (ii) borrow money except from banks for temporary or emergency purposes, including the meeting of redemption requests that might require the untimely disposition of securities; borrowing in the aggregate may not exceed 15%, and borrowing for purposes other than meeting redemptions may not exceed 5%, of the Fund's total assets (including the amount borrowed) less liabilities (not including the amount borrowed) at the time borrowing is made; securities will not be purchased while borrowings in excess of 5% of the Fund's total assets are outstanding; or (iii) pledge, hypothecate, mortgage or otherwise encumber its assets, except to secure permitted borrowings.

Utility Income Fund may not: (i) invest more than 5% of its total assets in the securities of any one issuer except the U.S. Government, although with respect to 25% of its total assets it may invest in any number of issuers; (ii) invest 25% or more of its total assets in the securities of issuers conducting their principal business activities in any one industry, other than the utilities industry, except that this restriction does not apply to U.S. Government securities; (iii) purchase more than 10% of any class of the voting securities of any one issuer; (iv) borrow money except from banks for temporary or emergency purposes, including the meeting of redemption requests that might require the untimely disposition of securities; borrowing in the aggregate may not exceed 15%, and borrowing for purposes other than meeting redemptions may not exceed 5%, of the Fund's total assets (including the amount borrowed) less liabilities (not including the amount borrowed) at the time the borrowing is made; outstanding borrowings in excess of 5% of the Fund's total assets will be repaid before any subsequent investments are made; or (v) purchase a security if, as a result (unless the security is acquired pursuant to a plan of reorganization or an offer of exchange), the Fund would own any securities of an open-end investment company or more than 3% of the total outstanding voting stock of any closed-end investment company or more than 5% of the value of the Fund's net assets would be invested in securities of any one or more closed-end investment companies.

Growth and Income Fund may not (i) invest more than 5% of its net assets in the security of any one issuer, except U.S. Government obligations or (ii) own more than 10% of the outstanding voting securities of any issuer.

RISK CONSIDERATIONS

Investment in certain of the Funds involves the special risk considerations described below. These risks may be heightened when investing in emerging markets.

Investment in Privatized Enterprises by Worldwide Privatization Fund. In certain jurisdictions, the ability of foreign entities, such as the Fund, to participate in privatizations may be limited by local law, or the price or terms on which the Fund may be able to participate may be less advantageous than for local investors. Moreover, there can be no assurance that governments that have embarked on privatization programs will continue to divest their ownership of state enterprises, that proposed privatizations will be successful or that governments will not re-nationalize enterprises that have been privatized. Furthermore, in the case of certain of the enterprises in which the Fund may invest, large blocks of the stock of those enterprises may be held by a small group of stockholders, even after the initial equity offerings by those enterprises. The sale of some portion or all of those blocks could have an adverse effect on the price of the stock of any such enterprise.

Most state enterprises or former state enterprises go through an internal reorganization of management prior to conducting an initial equity offering in an attempt to better enable these enterprises to compete in the private sector. However, certain reorganizations could result in a management team that does not function as well as the enterprise's prior management and may have a negative effect on such enterprise. After making an initial equity offering, enterprises that may have enjoyed preferential treatment from the respective state or government that owned or controlled them may no longer receive such preferential treatment and may become subject to market competition from which they were previously protected. Some of these enterprises may not be able to effectively operate in a competitive market and may suffer losses or experience bankruptcy due to such competition. In addition, the privatization of an enterprise by its government may occur over a number of years, with the government continuing to hold a controlling position in the enterprise even after the initial equity offering for the enterprise.

Currency Considerations. Substantially all of the assets of International Fund, New Europe Fund, All-Asia Investment Fund, Global Small Cap Fund and Worldwide Privatization Fund will be invested in securities denominated in foreign currencies, and a corresponding portion of these Funds' revenues will be received in such currencies. Therefore, the dollar equivalent of their net assets, distributions and income will be adversely affected by reductions in the value of certain foreign currencies relative to the U.S. dollar. If the value of the foreign currencies in which a Fund receives its income falls relative to the U.S. dollar between receipt of the income and the making of Fund distributions, the Fund may be required to liquidate securities in order to make distributions if it has insufficient cash in U.S. dollars to meet distribution requirements that the Fund must satisfy to qualify as a regulated investment company for federal income tax purposes. Similarly, if an exchange rate declines between the time a Fund incurs expenses in U.S. dollars and the time cash expenses are paid, the amount of the currency required to be converted into U.S. dollars in order to pay expenses in U.S. dollars could be greater than the equivalent amount of such expenses in the currency at the time they were incurred. In light of these risks, a Fund may engage in certain currency hedging transactions, which themselves involve certain special risks. See "Additional Investment Practices" above.

Foreign Investment. The securities markets of many foreign countries are relatively small, with the majority of market capitalization and trading volume concentrated in a limited number of companies representing a small number of industries. Consequently, a Fund whose investment portfolio includes such securities may experience greater price volatility and significantly lower liquidity than a portfolio invested solely in equity securities of United States companies. These markets may be subject to greater influence by adverse events generally affecting the market, and by large investors trading significant blocks of securities, than is usual in the United States. Securities settlements may in some instances be subject to delays and related administrative uncertainties. These problems are particularly severe in India, where settlement is through physical delivery, and, where, currently, a severe shortage of vault capacity exists among custodial banks, although efforts are being undertaken to alleviate the shortage. Certain foreign countries require governmental approval prior to investments by foreign persons or limit investment by foreign persons to only a specified percentage of an issuer's outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of the company available for purchase by nationals. These restrictions or controls may at times limit or preclude investment in certain securities and may increase the costs and expenses of a Fund. In addition, the repatriation of investment income, capital or the proceeds of sales of securities from certain of the countries is controlled under regulations, including in some cases the need for certain advance government notification or authority, and if a deterioration occurs in a country's balance of payments, the country could impose temporary restrictions on foreign capital remittances.

A Fund could be adversely affected by delays in, or a refusal to grant, any required governmental approval for repatriation, as well as by the application to it of other restrictions on investment. Investing in local markets may require a Fund to adopt special procedures, which may involve additional costs to a Fund. The liquidity of a Fund's investments in any country in which any of these factors exists could be affected and Alliance will monitor the effect of any such factor or factors on a Fund's in vestments. Furthermore, transaction costs including brokerage commissions for transactions both on and off the securities exchanges in many foreign countries are generally higher than in the U.S.

Issuers of securities in foreign jurisdictions are generally not subject to the same degree of regulation as are U.S. issuers with respect to such matters as insider trading rules, restrictions on market manipulation, shareholder proxy requirements and timely disclosure of information. The reporting, accounting and auditing standards of foreign countries may differ, in some cases significantly, from U.S. standards in important respects and less information may be available to investors in foreign securities than to investors in U.S. securities. Substantially less information is publicly available about certain non-U.S. issuers than is available about U.S. issuers.

The economies of individual foreign countries may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product or gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Nationalization, expropriation or confiscatory taxation, currency blockage, political changes, government regulation, political or social instability or diplomatic developments could affect adversely the economy of a foreign country or the Fund's investments in such country. In the event of expropriation, nationalization or other confiscation, a Fund could lose its entire investment in the country involved. In addition, laws in foreign countries governing business organizations, bankruptcy and insolvency may provide less protection to security holders such as the Fund than that provided by U.S. laws.

Investment in United Kingdom Issuers by New Europe Fund. Investment in securities of United Kingdom issuers involves certain considerations not present with investment in securities of U.S. issuers. As with any investment not denominated in the U.S. dollar, the U.S. dollar value of the Fund's investment denominated in the British pound sterling will fluctuate with pound sterling--dollar exchange rate movements. Since 1972, when the pound sterling was allowed to float against other currencies, it has generally depreciated against most major currencies, including the U.S. dollar. From 1990 through 1994, the pound sterling declined at an average annual rate of approximately 3.6% against the U.S. dollar. Between September and December 1992, after the United Kingdom's exit from the Exchange Rate Mechanism of the European Monetary System, the value of the pound sterling fell by almost 20% against the U.S. dollar. The pound sterling continued to fall in early 1993, but recovered due to interest rate cuts throughout Europe and an upturn in the economy of the United Kingdom.

The United Kingdom's largest stock exchange is the International Stock Exchange of the United Kingdom and the Republic of Ireland (The London Stock Exchange), which is the third largest exchange in the world. As measured by the FT-SE 100 index, the performance of the 100 largest companies in the United Kingdom reached a record high of 3593.0 on October 18, 1995, up 17% from the end of 1994.

The public sector borrowing requirement ("PSBR"), a mandated measure of the amount required to balance the budget, is running in excess of the November 1994 budget estimate, as a result of decreased revenue growth and increased government spending. The PSBR estimate for the 1996-97 fiscal year has also been raised, but is still expected to be under the European Union limit.

Since 1979, the Conservative Party has controlled Parliament. However, in recent years, this dominance has been called into question. In 1990, due to an internal challenge for leadership the Conservative Party chose John Major to replace Margaret Thatcher as Prime Minister. Mr. Major's position has been strengthened by his reelection as leader of the Conservative Party and is expected to retain that position until the next general election. Unless the Conservative Party calls for an earlier election, the next general election will take place in April 1997. For further information regarding the United Kingdom, see the Fund's Statement of Additional Information.

Investment in Japanese Issuers by All-Asia Investment Fund and International Fund. Investment in securities of Japanese issuers involves certain considerations not present with investment in securities of U.S. issuers. As with any investment not denominated in the U.S. dollar, the U.S. dollar value of each Fund's investments denominated in the Japanese yen will fluctuate with yen-dollar exchange rate movements. The Japanese yen has generally been appreciating against the U.S. dollar for the past decade but has recently fallen from its post-World War II high against the U.S. dollar.

Japan's largest stock exchange is the Tokyo Stock Exchange, the First Section of which is reserved for larger, established companies. As measured by the TOPIX, a capitalization-weighted composite index of all common stocks listed in the First Section, the performance of the First Section reached a peak in 1989. Thereafter, the TOPIX declined approximately 46% through the beginning of 1993. In 1993, the TOPIX increased by approximately 9% from the end of 1992, and by the end of 1994 increased by approximately 8% from the end of 1993. As of October 27, 1995, the TOPIX had declined by approximately 11% from the end of 1994. Certain valuation measures, such as price-to-book value and price-to-cash flow ratios, indicate that the Japanese stock market is near its lowest level in the last twenty years relative to other world markets. The price/earnings ratios of First Section companies, however, are on average high in comparison with other major stock markets.

In recent years, Japan has consistently recorded large current account trade surpluses with the U.S. that have caused difficulties in the relations between the two countries. On October 1, 1994, the U.S. and Japan reached an agreement that may lead to more open Japanese markets with respect to trade in certain goods and services. In June 1995, the two countries agreed in principle to increase Japanese imports of American automobiles and automotive parts. Nevertheless it is expected that the continuing friction between the U.S. and Japan with respect to trade issues will continue for the foreseeable future.

Each Fund's investments in Japanese issuers also will be subject to uncertainty resulting from the instability of recent Japanese ruling coalitions. From 1955 to 1993, Japan's government was controlled by a single political party. In August 1993, following a split in that party, a coalition government was formed. That coalition government collapsed in April 1994, and was replaced by a minority coalition that, in turn, collapsed in June 1994. The stability of the current ruling coalition, the third since 1993, and the first in 47 years led by a socialist, is not assured. For further information regarding Japan, see each Fund's Statement of Additional Information.

Investment in Smaller, Emerging Companies. The Funds may invest in smaller, emerging companies. Global Small Cap Fund and New Europe Fund will emphasize investment in, and All-Asia Investment Fund may emphasize investment in, smaller, emerging companies. Investment in such companies involves greater risks than is customarily associated with securities of more established companies. The securities of smaller companies may have relatively limited marketability and may be subject to more abrupt or erratic market movements than securities of larger companies or broad market indices.

U.S. and Foreign Taxes. Foreign taxes paid by a Fund may be creditable or deductible by U.S. shareholders for U.S. income tax purposes. No assurance can be given that applicable tax laws and interpretations will not change in the future. Moreover, non-U.S. investors may not be able to credit or deduct such foreign taxes. Investors should review carefully the information discussed under the heading "Dividends, Distributions and Taxes" and should discuss with their tax advisers the specific tax consequences of investing in a Fund.

Fixed-Income Securities. The value of each Fund's shares will fluctuate with the value of its investments. The value of each Fund's investments in fixed-income securities will change as the general level of interest rates fluctuates. During periods of falling interest rates, the values of fixed-income securities generally rise. Conversely, during periods of rising interest rates, the values of fixed-income securities generally decline.

Under normal market conditions, the average dollar-weighted maturity of a Fund's portfolio of debt or other fixed-income securities is expected to vary between five and 30 years in the case of All-Asia Investment Fund, between eight and 15 years in the case of Income Builder Fund, between five and 25 years in the case of Utility Income Fund and between one year or less and 30 years in the case of all other Funds that invest in such securities.

Securities Ratings. The ratings of securities by S&P, Moody's, Duff & Phelps and Fitch are a generally accepted barometer of credit risk. They are, however, subject to certain limitations from an investor's standpoint. The rating of an issuer is heavily weighted by past developments and does not necessarily reflect probable future conditions. There is frequently a lag between the time a rating is assigned and the time it is updated. In addition, there may be varying degrees of difference in credit risk of securities within each rating category.

Securities rated Aaa by Moody's and AAA by S&P, Duff & Phelps and Fitch are considered to be of the highest quality; capacity to pay interest and repay principal is extremely strong. Securities rated Aa by Moody's and AA by S&P, Duff & Phelps and Fitch are considered to be high quality; capacity to repay principal is considered very strong, although elements may exist that make risks appear somewhat larger than exist with securities rated Aaa or AAA. Securities rated A are considered by Moody's to possess adequate factors giving security to principal and interest. S&P, Duff & Phelps and Fitch consider such securities to have a strong capacity to pay interest and repay principal. Such securities are more susceptible to adverse changes in economic conditions and circumstances than higher-rated securities.

Securities rated Baa by Moody's and BBB by S&P, Duff & Phelps and Fitch are considered to have an adequate capacity to pay interest and repay principal. Such securities are considered to have speculative characteristics and share some of the same characteristics as lower-rated securities. Sustained periods of deteriorating economic conditions or of rising interest rates are more likely to lead to a weakening in the issuer's capacity to pay interest and repay principal than in the case of higher-rated securities. Securities rated Ba by Moody's and BB by S&P, Duff & Phelps and Fitch are considered to have speculative characteristics with respect to capacity to pay interest and repay principal over time; their future cannot be considered as well-assured. Securities rated B by Moody's, S&P, Duff & Phelps and Fitch are considered to have highly speculative characteristics with respect to capacity to pay interest and repay principal. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Securities rated Caa by Moody's and CCC by S&P, Duff & Phelps and Fitch are of poor standing and there is a present danger with respect to payment of principal or interest. Securities rated Ca by Moody's and CC by S&P and Fitch are minimally protected, and default in payment of principal or interest is probable. Securities rated C by Moody's, S&P and Fitch are in imminent default in payment of principal or interest and have extremely poor prospects of ever attaining any real investment standing. Securities rated D by S&P and Fitch are in default. The issuer of securities rated DD by Duff & Phelps is under an order of liquidation.

Investment in Lower-Rated Fixed-Income Securities. Lower-rated securities, i.e., those rated Ba and lower by Moody's or BB and lower by S&P, Duff & Phelps or Fitch, are subject to greater risk of loss of principal and interest than higher-rated securities. They are also generally considered to be subject to greater market risk than higher-rated securities, and the capacity of issuers of lower-rated securities to pay interest and repay principal is more likely to weaken than is that of issuers of higher-rated securities in times of deteriorating economic conditions or rising interest rates. In addition, lower-rated securities may be more susceptible to real or perceived adverse economic conditions than investment grade securities, although the market values of securities rated below investment grade and comparable unrated securities tend to react less to fluctuations in interest rate levels than do those of higher-rated securities.

The market for lower-rated securities may be thinner and less active than that for higher-rated securities, which can adversely affect the prices at which these securities can be sold. To the extent that there is no established secondary market for lower-rated securities, a Fund may experience difficulty in valuing such securities and, in turn, the Fund's assets. In addition, adverse publicity and investor perceptions about lower-rated securities, whether or not factual, may tend to impair their market value and liquidity.

Alliance will try to reduce the risk inherent in investment in lower-rated securities through credit analysis, diversification and attention to current developments and trends in interest rates and economic and political conditions. However, there can be no assurance that losses will not occur. Since the risk of default is higher for lower-rated securities, Alliance's research and credit analysis are a correspondingly more important aspect of its program for managing a Fund's securities than would be the case if a Fund did not invest in lower-rated securities.

In seeking to achieve a Fund's investment objective, there will be times, such as during periods of rising interest rates, when depreciation and realization of capital losses on securities in a Fund's portfolio will be unavoidable. Moreover, medium- and lower-rated securities and non-rated securities of comparable quality may be subject to wider fluctuations in yield and market values than higher-rated securities under certain market conditions. Such fluctuations after a security is acquired do not affect the cash income received from that security but are reflected in the net asset value of a Fund. See the Statement of Additional Information for each Fund that invests in lower-rated securities for a description of the bond ratings of Moody's, S&P, Duff & Phelps and Fitch.

Certain lower-rated securities in which Growth Fund, Income Builder Fund and Utility Income Fund may invest may contain call or buy-back features that permit the issuers thereof to call or repurchase such securities. Such securities may present risks based on prepayment expectations. If an issuer exercises such a provision, a Fund may have to replace the called security with a lower yielding security, resulting in a decreased rate of return to the Fund.

Non-Diversified Status. Each of Premier Growth Fund, Worldwide Privatization Fund, New Europe Fund, All-Asia Investment Fund and Income Builder Fund is a "non-diversified" investment company, which means the Fund is not limited in the proportion of its assets that may be invested in the securities of a single issuer. However, each Fund intends to conduct its operations so as to qualify to be taxed as a "regulated investment company" for purposes of the Code, which will relieve the Fund of any liability for federal income tax to the extent its earnings are distributed to shareholders. See "Dividends, Distributions and Taxes" in each Fund's Statement of Additional Information. To so qualify, among other requirements, the Fund will limit its investments so that, at the close of each quarter of the taxable year, (i) not more than 25% of the Fund's total assets will be invested in the securities of a single issuer, and (ii) with respect to 50% of its total assets, not more than 5% of its total assets will be invested in the securities of a single issuer and the Fund will not own more than 10% of the outstanding voting securities of a single issuer. A Fund's investments in U.S. Government securities are not subject to these limitations. Because Premier Growth Fund, Worldwide Privatization Fund, New Europe Fund, All-Asia Investment Fund and Income Builder Fund is each a non-diversified investment company, it may invest in a smaller number of individual issuers than a diversified investment company, and an investment in such Fund may, under certain circumstances, present greater risk to an investor than an investment in a diversified investment company.

Foreign government securities are not treated like U.S. Government securities for purposes of the diversification tests described in the preceding paragraph, but instead are subject to these tests in the same manner as the securities of non-governmental issuers.

--------------------------------------------------------------------------------
                               Purchase And Sale
--------------------------------------------------------------------------------
                                   Of Shares
--------------------------------------------------------------------------------

HOW TO BUY SHARES

You can purchase shares of any of the Funds through broker-dealers, banks or other financial intermediaries, or directly through Alliance Fund Distributors, Inc. ("AFD"), each Fund's principal underwriter. The minimum initial investment in each Fund is $250. The minimum for subsequent investments in each Fund is $50. Investments of $25 or more are allowed under the automatic investment program of each Fund. Share certificates are issued only upon request. See the Subscription Application and Statement of Additional Information for more information.

Each Fund offers three classes of shares, Class A, Class B and Class C.

Class A Shares--Initial Sales Charge Alternative

You can purchase Class A shares at net asset value plus an initial sales charge, as follows:

                                     Initial Sales Charge
                          as % of                           Commission to
                         Net Amount        as % of        Dealer/Agent as %
Amount Purchased          Invested      Offering Price    of Offering Price
---------------------------------------------------------------------------
Less than $100,000         4.44%             4.25%               4.00%
---------------------------------------------------------------------------
$100,000 to
less than $250,000         3.36              3.25                3.00
---------------------------------------------------------------------------
$250,000 to
less than $500,000         2.30              2.25                2.00
---------------------------------------------------------------------------
$500,000 to
less than $1,000,000       1.78              1.75                1.50
---------------------------------------------------------------------------

On purchases of $1,000,000 or more, you pay no initial sales charge but may pay a contingent deferred sales charge ("CDSC") equal to 1% of the lesser of net asset value at the time of redemption or original cost if you redeem within one year; Alliance may pay the dealer or agent a fee of up to 1% of the dollar amount purchased. Certain purchases of Class A shares may qualify for reduced or eliminated sales charges in accordance with a Fund's Combined Purchase Privilege, Cumulative Quantity Discount, Statement of Intention, Privilege for Certain Retirement Plans, Reinstatement Privilege and Sales at Net Asset Value programs. Consult the Subscription Application and Statement of Additional Information.

Class B Shares--Deferred Sales Charge Alternative

You can purchase Class B shares at net asset value without an initial sales charge. However, you may pay a CDSC if you redeem shares within four years after purchase. The amount of the CDSC (expressed as a percentage of the lesser of the current net asset value or original cost) will vary according to the number of years from the purchase of Class B shares until the redemption of those shares.

The amount of the CDSC for each Fund is as set forth below. Class B shares of a Fund purchased prior to the date of this Prospectus may be subject to a different CDSC schedule, which was disclosed in the Fund's prospectus in use at the time of purchase and is set forth in the Fund's current Statement of Additional Information.

             Year Since Purchase                          CDSC
             -------------------------------------------------
             First....................................    4.0%
             Second...................................    3.0%
             Third....................................    2.0%
             Fourth...................................    1.0%
             Fifth....................................    None

Class B shares are subject to higher distribution fees than Class A shares for a period (after which they convert to Class A shares) of eight years, or six years with respect to Premier Growth Fund. The higher fees mean a higher expense ratio, so Class B shares pay correspondingly lower dividends and may have a lower net asset value than Class A shares.

Class C Shares--Asset-Based Sales Charge Alternative

You can purchase Class C shares without any initial sales charge or a CDSC. A Fund will thus receive the full amount of your purchase, and you will receive the entire net asset value of your shares upon redemption. Class C shares incur higher distribution fees than Class A shares and do not convert to any other class of shares of the Fund. The higher fees mean a higher expense ratio, so Class C shares pay correspondingly lower dividends and may have a lower net asset value than Class A shares.

Application of the CDSC


Shares obtained from dividend or distribution reinvestment are not subject to the CDSC on Class A and Class B shares. The CDSC is deducted from the amount of the redemption and is paid to AFD. The CDSC will be waived on redemptions of shares following the death or disability of a shareholder, to meet the requirements of certain qualified retirement plans or pursuant to a systematic withdrawal plan. See the Statements of Additional Information.

How the Funds Value Their Shares

The net asset value of each Class of shares of a Fund is calculated by dividing the value of the Fund's net assets allocable to that Class by the outstanding shares of that Class. Shares are valued each day the New York Stock Exchange (the "Exchange") is open as of the close of regular trading (currently 4:00 p.m. Eastern time). The securities in a Fund are valued at their current market value determined on the basis of market quotations or, if such quotations are not readily available, such other methods as the Fund's Directors believe would accurately reflect fair market value.

General

The decision as to which Class of shares is more beneficial to you depends on the amount and intended length of your investment. If you are making a large investment, thus qualifying for a reduced sales charge, you might consider Class A shares. If you are making a smaller investment, you might consider Class B shares because 100% of your purchase is invested immediately. If you are unsure of the length of your investment, you might consider Class C shares because there are no initial or contingent deferred sales charges. Consult your financial agent. Dealers and agents may receive differing compensation for selling Class A, Class B or Class C shares. There is no size limit on purchases of Class A shares. The maximum purchase of Class C shares is $5,000,000. The maximum purchase of Class B shares is $250,000. The Funds may refuse any order to purchase shares.


In addition to the discount or commission paid to dealers or agents, AFD from time to time pays additional cash or other incentives to dealers or agents, including Equico Securities, Inc., an affiliate of AFD, in connection with the sale of shares of the Funds. Such additional amounts may be utilized, in whole or in part, in some cases together with other revenues of such dealers or agents, to provide additional compensation to registered representatives who sell shares of the Funds. On some occasions, such cash or other incentives will be conditioned upon the sale of a specified minimum dollar amount of the shares of a Fund and/or other Alliance Mutual Funds during a specific period of time. Such incentives may take the form of payment for attendance at seminars, meals, sporting events or theater performances, or payment for travel, lodging and entertainment incurred in connection with travel by persons associated with a dealer or agent and their immediate family members to urban or resort locations within or outside the United States. Such dealer or agent may elect to receive cash incentives of equivalent amount in lieu of such payments.

HOW TO SELL SHARES

You may "redeem", i.e., sell your shares in a Fund to the Fund on any day the Exchange is open, either directly or through your financial intermediary. The price you will receive is the net asset value (less any applicable CDSC for Class A and Class B shares) next calculated after the Fund receives your request in proper form. Proceeds generally will be sent to you within seven days. However, for shares recently purchased by check or electronic funds transfer, a Fund will not send proceeds until it is reasonably satisfied that the check or electronic funds transfer has been collected (which may take up to 15 days).

Selling Shares Through Your Broker

A Fund must receive your broker's request before 4:00 p.m. Eastern time for you to receive that day's net asset value (less any applicable CDSC for Class A and Class B shares). Your broker is responsible for furnishing all necessary documentation to a Fund and may charge you for this service.

Selling Shares Directly To A Fund


Send a signed letter of instruction or stock power form to Alliance Fund Services, Inc. ("AFS"), each Fund's registrar, transfer agent and dividend-disbursing agent, along with certificates, if any, that represent the shares you want to sell. For your protection, signatures must be guaranteed by a bank, a member firm of a national stock exchange or other eligible guarantor institution. Stock power forms are available from your financial intermediary, AFS, and many commercial banks. Additional documentation is required for the sale of shares by corporations, intermediaries, fiduciaries and surviving joint owners. For details contact:

                            Alliance Fund Services
                                 P.O. Box 1520
                            Secaucus, NJ 07096-1520
                                1-800-221-5672


Alternatively, a request for redemption of shares for which no stock certificates have been issued can also be made by telephone to 800-221-5672 by a shareholder who has completed the Subscription Application or an "Autosell" application obtained from AFS. Telephone redemption requests must be for at least $500 and may not exceed $100,000, and must be made between 9 a.m. and 4 p.m. Eastern time on a Fund business day. Proceeds of telephone redemptions will be sent by electronic funds transfer. Proceeds of telephone redemptions also may be sent by check to a shareholder's address of record, but only once in any 30-day period and in an amount not exceeding $50,000. Telephone redemption by check is not available for shares purchased within 15 calendar days prior to the redemption request, shares held in nominee or "street name" accounts or retirement plan accounts or shares held by a shareholder who has changed his or her address of record within the previous 30 calendar days.

General

The sale of shares is a taxable transaction for federal tax purposes. Under unusual circumstances, a Fund may suspend redemptions or postpone payment for up to seven days or longer, as permitted by federal securities law. The Funds reserve the right to close an account that through redemption has remained below $200 for 90 days. Shareholders will receive 60 days' written notice to increase the account value before the account is closed.

During drastic economic or market developments, you might have difficulty reaching AFS by telephone, in which event you should issue written instructions to AFS. AFS is not responsible for the authenticity of telephonic requests to purchase, sell or exchange shares. AFS will employ reasonable procedures to verify that telephone requests are genuine, and could be liable for losses resulting from unauthorized transactions if it failed to do so. Dealers and agents may charge a commission for handling telephonic requests. The telephone service may be suspended or terminated at any time without notice.

SHAREHOLDER SERVICES

AFS offers a variety of shareholder services. For more information about these services or your account, call AFS's toll-free number, 800-221-5672. Some services are described in the attached Application. A shareholder's manual explaining all available services will be provided upon request. To request a shareholder manual, call 800-227-4618.

HOW TO EXCHANGE SHARES


You may exchange your shares of any Fund for shares of the same class of other Alliance Mutual Funds (which include AFD Exchange Reserves, a money market fund managed by Alliance). Exchanges of shares are made at the net asset values next determined without sales or service charges. Exchanges may be made by telephone or written request.

Class A and Class B shares will continue to age without regard to exchanges for purposes of determining the CDSC, if any, upon redemption and, in the case of Class B shares, for the purposes of conversion to Class A shares. After an exchange, your Class B shares will automatically convert to Class A shares in accordance with the conversion schedule applicable to the Class B shares of the Alliance Mutual Fund you originally purchased for cash ("original shares"). When redemption occurs, the CDSC applicable to the original shares is applied.

Please read carefully the Prospectus of the mutual fund into which you are exchanging before submitting the request. Call AFS at 800-221-5672 to exchange uncertificated shares. An exchange is a taxable capital transaction for federal tax purposes. The exchange service may be changed, suspended, or terminated on 60 days' written notice.

--------------------------------------------------------------------------------
                            Management Of The Funds
--------------------------------------------------------------------------------

ADVISER

Alliance, which is a Delaware limited partnership with principal offices at 1345 Avenue of the Americas, New York, New York 10105, has been retained under an advisory agreement (the "Advisory Agreement") to provide investment advice and, in general, to conduct the management and investment program of each Fund, subject to the general supervision and control of the Directors of the Fund.

The following table lists the person or persons who are primarily responsible for the day-to-day management of each Fund's portfolio, the length of time that each person has been primarily responsible, and each person's principal occupation during the past five years.

                                                            Principal occupation
                                                              during the past
      Fund             Employee; year; title                     five years
--------------------------------------------------------------------------------
The Alliance Fund      Alfred Harrison since 1989--         Associated with
                       Vice Chairman of Alliance Capital    Alliance
                       Management Corporation
                       ("ACMC")*

                       Paul H. Jenkel since 1985--          Associated with
                       Senior Vice President of ACMC        Alliance

Growth Fund            Tyler Smith since inception--        Associated with
                       Senior Vice President of ACMC        Alliance since
                                                            July 1993; prior
                                                            thereto,
                                                            associated with
                                                            Equitable Capital
                                                            Management
                                                            Corporation
                                                            ("Equitable
                                                            Capital")**

Premier Growth Fund    Alfred Harrison since inception--    (see above)
                       (see above)

Counterpoint Fund      David P. Handke, Jr. since           Associated with
                       inception--Vice President of ACMC    Alliance

                       Jon H. Outcalt since inception--     Associated with
                       Senior Vice President of ACMC        Alliance

Technology Fund        Peter Anastos since 1992--           Associated with
                       Senior Vice President of ACMC        Alliance

                       Gerald T. Malone since 1992--        Associated with
                       Senior Vice President of ACMC        Alliance since
                                                            1992; prior
                                                            thereto
                                                            associated with
                                                            College
                                                            Retirement
                                                            Equities Fund

Quasar Fund            Alden M. Stewart since 1994--        Associated with
                       Executive Vice President of ACMC     Alliance since
                                                            1993; prior
                                                            thereto,
                                                            associated with
                                                            Equitable Capital

                       Randall E. Haase since 1994--        Associated with
                       Senior Vice President of ACMC        Alliance since July
                                                            1993; prior
                                                            thereto,
                                                            associated with
                                                            Equitable Capital

                       Timothy Rice since 1993--            Associated with
                       Vice President of ACMC               Alliance

International Fund     A. Rama Krishna since 1993--         Associated with
                       Senior Vice President of ACMC        Alliance since
                       and director of Asian Equity         1993, prior
                       research                             thereto,
                                                            Chief Investment
                                                            Strategist and
                                                            Director--Equity
                                                            Research for CS
                                                            First Boston

Worldwide              Mark H. Breedon since inception---   Associated with
Privatization          Senior Vice President of ACMC        Alliance
                       and Director and Vice President
                       of Alliance Capital Limited***

New Europe Fund        Eric N. Perkins since 1992--         Associated with
                       Senior Vice President of ACMC        Alliance
                       and director of European equity
                       research

                                                            Principal occupation
                                                              during the past
      Fund             Employee; year; title                     five years
--------------------------------------------------------------------------------
All-Asia Investment    A. Rama Krishna--since inception     (see above)
Fund                   (see above)

Global Small Cap       Ronald L. Simcoe since 1993--        Associated with
Fund                   Vice President of ACMC               Alliance since
                                                            1993; prior
                                                            thereto,
                                                            associated with
                                                            Equitable Capital

                       Alden Stewart since 1994--           (see above)
                       (see above)

                       Randall E. Haase since 1994--        (see above)
                       (see above)

                       Timothy Rice since 1993--            (see above)
                       (see above)

Strategic Balanced     Bruce W. Calvert since 1990--        Associated with
Fund                   Vice Chairman and the Chief          Alliance
                       Investment Officer of ACMC

Balanced Shares        Bruce W. Calvert since 1990--        Associated with
                       (see above)                          Alliance

Income Builder Fund    Andrew M. Aran since 1994--          Associated with
                       Senior Vice President of ACMC        Alliance since
                                                            March 1991; prior
                                                            thereto, a Vice
                                                            President of
                                                            PaineWebber, Inc.

                       Thomas M. Perkins since 1991--       Associated with
                       Senior Vice President of ACMC        Alliance

Utility Income Fund    Alan Levi since 1994--               Associated with
                       Senior Vice President and            Alliance
                       Director of Research of ACMC

                       Gregory Allison since 1995--         Associated with
                       Portfolio Manager of Utility         Alliance since
                       Income Fund                          1994; prior
                                                            thereto associated
                                                            with
                                                            Gabelli & Co.

Growth & Income        Paul Rissman since 1994--            Associated with
Fund                   Vice President of ACMC               Alliance

--------------------------------------------------------------------------------
  * The sole general partner of Alliance.
 ** Equitable Capital was, prior to Alliance's acquisition of it, a management firm under common control with Alliance.
*** An indirect wholly-owned subsidiary of Alliance.

Alliance is a leading international investment manager supervising client accounts with assets as of September 30, 1995 totaling more than $140 billion (of which approximately $47 billion represented the assets of investment companies). Alliance's clients are primarily major corporate employee benefit funds, public employee retirement systems, investment companies, foundations and endowment funds. The 50 registered investment companies managed by Alliance comprising 104 separate investment portfolios currently have over two million shareholders. As of September 30, 1995, Alliance was retained as an investment manager for 29 of the Fortune 100 companies.

ACMC, the sole general partner of, and the owner of a 1% general partnership interest in, Alliance, is an indirect wholly-owned subsidiary of The Equitable Life Assurance Society of the United States ("Equitable"), one of the largest life insurance companies in the United States, which is a wholly-owned subsidiary of The Equitable Companies Incorporated, a holding company controlled by AXA, a French insurance holding company. Certain information concerning the ownership and control of

Equitable by AXA is set forth in each Fund's Statement of Additional Information under "Management of the Fund."

ADMINISTRATOR AND CONSULTANT TO ALL-ASIA INVESTMENT FUND

Alliance has been retained by All-Asia Investment Fund under an administration agreement (the "Administration Agreement") to perform administrative services necessary for the operation of the Fund. For a description of such services, see the Statement of Additional Information of the Fund.

In connection with its provision of advisory services to All-Asia Investment Fund, Alliance has retained at its expense OCBC Asset Management Limited ("OAM") as a consultant to provide to Alliance such statistical and other factual information, research and assistance with respect to economic, financial, political, technological and social conditions and trends in Asian countries, including information on markets and industries, as Alliance shall from time to time request. OAM will not furnish investment advice or make recommendations regarding the purchase or sale of securities by the Fund nor will it be responsible for making investment decisions involving Fund assets.

OAM is one of the largest Singapore-based investment management companies specializing in investment in Asia-Pacific markets. OAM provides consulting and advisory services to institutions and individuals, including mutual funds. As of June 30, 1995, OAM had approximately $1.5 billion in assets under management.

OAM is a wholly-owned subsidiary of Oversea-Chinese Banking Corporation Limited ("OCBC Bank"), which is based in Singapore. The OCBC Bank Group has an extensive network of banking offices in the Asian Pacific region. The OCBC Bank Group engages in a wide variety of activities including commercial banking, investment banking, and property and hotel investment and management. OCBC Bank is the third largest company listed on the Stock Exchange of Singapore with a market capitalization as of June 30, 1995 of approximately $6.6 billion.

EXPENSES OF ALL-ASIA INVESTMENT FUND

In addition to the payments to Alliance under the Advisory Agreement and Administration Agreement with All-Asia Investment Fund, all as described above, the Fund pays certain other costs, including (i) custody, transfer and dividend disbursing expenses, (ii) fees of the Directors who are not affiliated with Alliance, (iii) legal and auditing expenses (iv) clerical, accounting and other office costs, (v) costs of printing each Fund's prospectuses and shareholder reports, (vi) costs of maintaining each Fund's existence, (vii) interest charges, taxes, brokerage fees and commissions, (viii) costs of stationery and supplies, (ix) expenses and fees related to registration and filings with the Commission and with state regulatory authorities, (x) upon the approval of the Board of Directors, costs of personnel of Alliance or its affiliates rendering clerical, accounting and other office services, and (xi) such promotional expenses as may be contemplated by the Distribution Services Agreement, described below.

DISTRIBUTION SERVICES AGREEMENTS

Rule 12b-1 adopted by the Commission under the 1940 Act permits an investment company to pay expenses associated with the distribution of its shares in accordance with a duly adopted plan. Each Fund has adopted one or more "Rule 12b-1 plans" (for each Fund, a "Plan") and has entered into a Distribution Services Agreement (the "Agreement") with AFD. Pursuant to its Plan, a Fund pays to AFD a Rule 12b-1 distribution services fee, which may not exceed an annual rate of .30% (.50% with respect to Growth Fund, Premier Growth Fund and Strategic Balanced Fund) of the Fund's aggregate average daily net assets attributable to the Class A shares, 1.00% of the Fund's aggregate average daily net assets attributable to the Class B shares and 1.00% of the Fund's aggregate average daily net assets attributable to the Class C shares, for distribution expenses. The Directors of Growth Fund and Strategic Balanced Fund currently limit payments with respect to Class A shares under the Plan to .30% of each Fund's aggregate average daily net assets attributable to Class A shares. The Directors of Premier Growth Fund currently limit payments under the Plan with respect to sales of Class A shares made after November 1993 to, .30% of the Fund's aggregate average daily net assets. The Plans provide that a portion of the distribution services fee in an amount not to exceed .25% of the aggregate average daily net assets of each Fund attributable to each class of shares constitutes a service fee used for personal service and/or the maintenance of shareholder accounts.

The Plans provide that AFD will use the distribution services fee received from a Fund in its entirety for payments (i) to compensate broker-dealers or other persons for providing distribution assistance, (ii) to otherwise promote the sale of shares of the Fund, and (iii) to compensate broker-dealers, depository institutions and other financial intermediaries for providing administrative, accounting and other services with respect to the Fund's shareholders. In this regard, some payments under the Plans are used to compensate financial intermediaries with trail or maintenance commissions in an amount equal to .25%, annualized, with respect to Class A shares and Class B shares, and 1.00%, annualized, with respect to Class C shares, of the assets maintained in a Fund by their customers. Distribution services fees received from the Funds, except Growth Fund and Strategic Balanced Fund, with respect to Class A shares will not be used to pay any interest expenses, carrying charges or other financing costs or allocation of overhead of AFD. Distribution services fees received from the Funds, with respect to Class B and Class C shares, may be used for these purposes. The Plans also provide that Alliance may use its own resources to finance the distribution of each Fund's shares.

The Funds are not obligated under the Plans to pay any distribution services fee in excess of the amounts set forth above. Except as noted below for Growth Fund and Strategic Balanced Fund, with respect to Class A shares of each Fund, distribution expenses accrued by AFD in one fiscal year may not be paid from distribution services fees received from the Fund in subsequent fiscal years. Except as noted below for Growth Fund and Strategic Balanced Fund, AFD's compensation with respect to Class B and Class C shares under the Plans of the other Funds is directly tied to its expenses incurred. Actual distribution expenses for such Class B and Class C shares for any given year, however, will probably exceed the distribution services fees payable under the applicable Plan with respect to the class involved and, in the case of Class B shares, payments received from CDSCs. The excess will be carried forward by AFD and reimbursed from distribution services fees payable under the Plan with respect to the class involved and, in the case of Class B shares, payments subsequently received through CDSCs, so long as the Plan and the Agreement are in effect. Since AFD's compensation under the Plans of Growth Fund and Strategic Balanced Fund is not directly tied to the expenses incurred by AFD, the amount of compensation received by it under the applicable Plan during any year may be more or less than its actual expenses.

Unreimbursed distribution expenses incurred as of the end of each Fund's most recently completed fiscal period, and carried over for reimbursement in future years in respect of the Class B and Class C shares for all Funds (except Growth Fund and Strategic Balanced Fund) were, as of that time, as follows:

                                                Amount of Unreimbursed Distribution Expenses
                                                        (as % of Net Assets of Class)
                                           -----------------------------------------------------
                                              Class B                           Class C
------------------------------------------------------------------------------------------------
Alliance Fund..................    $ 1,442,425         (7.95%)        $  399,204         (6.41%)
Growth Fund....................    $24,134,216         (3.21%)        $  529,804         (0.46%)
Premier Growth Fund............    $ 3,230,541         (2.31%)        $  165,741         (2.26%)
Counterpoint Fund..............    $   119,047        (22.58%)        $  125,891        (30.08%)
Technology Fund................    $   698,886         (3.80%)        $  221,888         (2.97%)
Quasar Fund....................    $   557,782         (4.01%)        $   87,823         (7.20%)
International Fund.............    $ 1,672,131         (3.41%)        $  455,492         (2.35%)
Worldwide Privatization Fund...    $   138,862          (.17%)        $      569          (.17%)
New Europe Fund................    $ 1,630,288         (4.72%)        $  298,375         (3.82%)
All-Asia Fund..................    $   349,468        (11.58%)        $    3,881         (2.09%)
Global Small Cap Fund..........    $   922,746        (17.87%)        $  327,084        (23.25%)
Income Builder Fund............    $   224,734        (11.25%)        $1,507,457         (2.35%)
Strategic Balanced Fund........    $   759,314         (2.04%)        $  219,442         (5.34%)
Balanced Shares................    $   965,505         (6.40%)        $  262,338         (5.14%)
Utility Income Fund............    $   248,868        (10.58%)        $  236,172         (8.91%)
Growth and Income Fund.........    $ 2,607,181         (2.54%)        $  355,256         (1.83%)
------------------------------------------------------------------------------------------------

The Plans are in compliance with rules of the National Association of Securities Dealers, Inc. which effectively limit the annual asset-based sales charges and service fees that a mutual fund may pay on a class of shares to .75% and .25%, respectively, of the average annual net assets attributable to that class. The rules also limit the aggregate of all front-end, deferred and asset-based sales charges imposed with respect to a class of shares by a mutual fund that also charges a service fee to 6.25% of cumulative gross sales of shares of that class, plus interest at the prime rate plus 1% per annum.

The Glass-Steagall Act and other applicable laws may limit the ability of a bank or other depository institution to become an underwriter or distributor of securities. However, in the opinion of the Funds' management, based on the advice of counsel, these laws do not prohibit such depository institutions from providing services for investment companies such as the administrative, accounting and other services referred to in the Agreements. In the event that a change in these laws prevented a bank from providing such services, it is expected that other services arrangements would be made and that shareholders would not be adversely affected. The State of Texas requires that shares of a Fund may be sold in that state only by dealers or other financial institutions that are registered there as broker-dealers.

--------------------------------------------------------------------------------
                           Dividends, Distributions
--------------------------------------------------------------------------------
                                   And Taxes
--------------------------------------------------------------------------------

DIVIDENDS AND DISTRIBUTIONS

If you receive an income dividend or capital gains distribution in cash you may, within 30 days following the date of its payment, reinvest the dividend or distribution in additional shares of that Fund without charge by returning to Alliance, with appropriate instructions, the check representing such dividend or distribution. Thereafter, unless you otherwise specify, you will be deemed to have elected to reinvest all subsequent dividends and distributions in shares of that Fund.

Each income dividend and capital gains distribution, if any, declared by a Fund on its outstanding shares will, at the election of each shareholder, be paid in cash or in additional shares of the same class of shares of that Fund having an aggregate net asset value as of the payment date of such dividend or distribution equal to the cash amount of such income dividend or distribution. Election to receive dividends and distributions in cash or shares is made at the time shares are initially purchased and may be changed at any time prior to the record date for a particular dividend or distribution. Cash dividends can be paid by check or, if the shareholder so elects, electronically via the ACH network. There is no sales or other charge in connection with the reinvestment of dividends and capital gains distributions. Dividends paid by a Fund, if any, with respect to Class A, Class B and Class C shares will be calculated in the same manner at the same time on the same day and will be in the same amount, except that the higher distribution services fees applicable to Class B and C shares, and any incremental transfer agency costs relating to Class B shares, will be borne exclusively by the class to which they relate.

While it is the intention of each Fund to distribute to its shareholders substantially all of each fiscal year's net income and net realized capital gains, if any, the amount and time of any such dividend or distribution must necessarily depend upon the realization by such Fund of income and capital gains from investments. There is no fixed dividend rate, and there can be no assurance that a Fund will pay any dividends or realize any capital gains.

If you buy shares just before a Fund deducts a distribution from its net asset value, you will pay the full price for the shares and then receive a portion of the price back as a taxable distribution.

FOREIGN INCOME TAXES

Investment income received by a Fund from sources within foreign countries may be subject to foreign income taxes withheld at the source. To the extent that any Fund is liable for foreign income taxes withheld at the source, each Fund intends, if possible, to operate so as to meet the requirements of the Code to "pass through" to the Fund's shareholders credits for foreign income taxes paid, but there can be no assurance that any Fund will be able to do so.

U.S. FEDERAL INCOME TAXES

Each Fund intends to qualify to be taxed as a "regulated investment company" under the Code. To the extent that a Fund distributes its taxable income and net capital gain to its shareholders, qualification as a regulated investment company relieves that Fund of federal income and excise taxes on that part of its taxable income including net capital gains which it pays out to its shareholders. Dividends out of net ordinary income and distributions of net short-term capital gains are taxable to the recipient shareholders as ordinary income. In the case of corporate shareholders, such dividends may be eligible for the dividends-received deduction, except that the amount eligible for the deduction is limited to the amount of qualifying dividends received by the Fund. A corporation's dividends-received deduction will be disallowed unless the corporation holds shares in the Fund at least 46 days. Furthermore, the dividends-received deduction will be disallowed to the extent a corporation's investment in shares of a Fund is financed with indebtedness.

The excess of net long-term capital gains over the net short-term capital losses realized and distributed by each Fund to its shareholders as capital gains distributions is taxable to the shareholders as long-term capital gains, irrespective of the length of time a shareholder may have held his or her stock. Long-term capital gains distributions are not eligible for the dividends-received deduction referred to above.

Under the current federal tax law the amount of an income dividend or capital gains distribution declared by a Fund during October, November or December of a year to shareholders of record as of a specified date in such a month that is paid during January of the following year is includable in the prior year's taxable income of shareholders that are calendar year taxpayers.

Any dividend or distribution received by a shareholder on shares of a Fund will have the effect of reducing the net asset value of such shares by the amount of such dividend or distribution. Furthermore, a dividend or distribution made shortly after the purchase of such shares by a shareholder, although in effect a return of capital to that particular shareholder, would be taxable to him or her as described above. If a shareholder held shares six months or less and during that period received a distribution taxable to such shareholder as long-term capital gain, any loss realized on the sale of such shares during such six-month period would be a long-term capital loss to the extent of such distribution.

A dividend or capital gains distribution with respect to shares of a Fund held by a tax-deferred or qualified plan, such as an individual retirement account, 403(b)(7) retirement plan or corporate pension or profit-sharing plan, will not be taxable to the plan. Distributions from such plans will be taxable to individual participants under applicable tax rules without regard to the character of the income earned by the qualified plan.

Distributions by a Fund may be subject to state and local taxes. Alliance Fund, Premier Growth Fund, Technology Fund, Income Builder Fund, Quasar Fund, New Europe Fund, Balanced Shares and Growth and Income Fund are qualified to do business in the Commonwealth of Pennsylvania and, therefore, are subject to the Pennsylvania foreign franchise and corporate net income tax in respect of their business activities in Pennsylvania. Accordingly, shares of such Funds are exempt from Pennsylvania personal property taxes. These Funds anticipate continuing such business activities but reserve the right to suspend them at any time, resulting in the termination of the exemptions.

A Fund will be required to withhold 31% of any payments made to a shareholder if the shareholder has not provided a certified taxpayer identification number to the Fund, or the Secretary of the Treasury notifies a Fund that a shareholder has not reported all interest and dividend income required to be shown on the shareholder's Federal income tax return.

Shareholders will be advised annually as to the federal tax status of dividends and capital gains distributions made by a Fund for the preceding year. Shareholders are urged to consult their tax advisers regarding their own tax situation.

--------------------------------------------------------------------------------
                              General Information
--------------------------------------------------------------------------------

PORTFOLIO TRANSACTIONS

Consistent with the Rules of Fair Practice of the National Association of Securities Dealers, Inc., and subject to seeking best price and execution, a Fund may consider sales of its shares as a factor in the selection of dealers to enter into portfolio transactions with the Fund.

ORGANIZATION

Each of the following Funds is a Maryland corporation organized in the year indicated: The Alliance Fund, Inc. (1938), Alliance Balanced Shares, Inc.
(1932), Alliance Premier Growth Fund, Inc. (1992), Alliance Technology Fund, Inc. (1980), Alliance Quasar Fund, Inc. (1968), Alliance Worldwide Privatization Fund, Inc. (1994), Alliance New Europe Fund, Inc. (1990), Alliance All-Asia Investment Fund, Inc. (1994), Alliance Global Small Cap Fund, Inc. (1966), Alliance Income Builder Fund, Inc. (1991), Alliance Utility Income Fund, Inc.
(1993), and Alliance Growth and Income Fund, Inc. (1932). Each of the following Funds is either a Massachusetts business trust or a series of a Massachusetts business trust organized in the year indicated: Alliance Growth Fund and Alliance Strategic Balanced Fund (each a series of The Alliance Portfolios) (1987), Alliance Counterpoint Fund (1984) and Alliance International Fund (1980). Prior to August 2, 1993, The Alliance Portfolios was known as The Equitable Funds, Growth Fund was known as The Equitable Growth Fund and Strategic Balanced Fund was known as The Equitable Balanced Fund. Prior to March 22, 1994, Income Builder Fund was known as Alliance Multi-Market Income and Growth Trust, Inc.

It is anticipated that annual shareholder meetings will not be held; shareholder meetings will be held only when required by federal, or in the case of the Funds organized as Maryland corporations, state law. Shareholders have available certain procedures for the removal of Directors.

A shareholder in a Fund will be entitled to his or her pro rata share of all dividends and distributions arising from the Fund's assets and, upon redeeming shares, will receive the then current net asset value of the Fund represented by the redeemed shares less any applicable CDSC. The Funds are empowered to establish, without shareholder approval, additional portfolios, which may have different investment objectives, and additional classes of shares. If an additional portfolio or class were established in a Fund, each share of the portfolio or class would normally be entitled to one vote for all purposes. Generally, shares of each portfolio and class would vote together as a single class on matters, such as the election of Directors, that affect each portfolio and class in substantially the same manner. Class A, B and C shares have identical voting, dividend, liquidation and other rights, except that each class bears its own distribution and transfer agency expenses. Each class of shares votes separately with respect to a Fund's Rule 12b-1 distribution plan and other matters for which separate class voting is appropriate under applicable law. Shares are freely transferable, are entitled to dividends as determined by the Directors and, in liquidation of a Fund, are entitled to receive the net assets of the Fund. Since this Prospectus sets forth information about all the Funds, it is theoretically possible that a Fund might be liable for any materially inaccurate or incomplete disclosure in this Prospectus concerning another Fund. Based on the advice of counsel, however, the Funds believe that the potential liability of each Fund with respect to the disclosure in this Prospectus extends only to the disclosure relating to that Fund. Certain additional matters relating to a Fund's organization are discussed in its Statement of Additional Information.

REGISTRAR, TRANSFER AGENT AND DIVIDEND-DISBURSING AGENT

AFS, an indirect wholly-owned subsidiary of Alliance, located at 500 Plaza Drive, Secaucus, New Jersey 07094, acts as each Fund's registrar, transfer agent and dividend-disbursing agent for a fee based upon the number of shareholder accounts maintained for the Funds. The transfer agency fee with respect to the Class B shares will be higher than the transfer agency fee with respect to the Class A shares or Class C shares.

PRINCIPAL UNDERWRITER

AFD, an indirect wholly-owned subsidiary of Alliance, located at 1345 Avenue of the Americas, New York, New York 10105, is the principal underwriter of shares of the Funds.

PERFORMANCE INFORMATION

From time to time, the Funds advertise their "total return," which is computed separately for Class A, Class B and Class C shares. Such advertisements disclose a Fund's average annual compounded total return for the periods prescribed by the Commission. A Fund's total return for each such period is computed by finding, through the use of a formula prescribed by the Commission, the average annual compounded rate of return over the period that would equate an assumed initial amount invested to the value of the investment at the end of the period. For purposes of computing total return, income dividends and capital gains distributions paid on shares of a Fund are assumed to have been reinvested when paid and the maximum sales charges applicable to purchases and redemptions of a Fund's shares are assumed to have been paid.

Balanced Shares, Growth and Income Fund, Income Builder Fund, Strategic Balanced Fund and Utility Income Fund may also advertise their "yield," which is also computed separately for Class A, Class B and Class C shares. A Fund's yield for any 30-day (or one-month) period is computed by dividing the net investment income per share earned during such period by the maximum public offering price per share on the last day of the period, and then annualizing such 30-day (or one-month) yield in accordance with a formula prescribed by the Commission which provides for compounding on a semi-annual basis.

Strategic Balanced Fund, Balanced Shares, Income Builder Fund, Utility Income Fund and Growth and Income Fund may also state in sales literature an "actual distribution rate" for each class which is computed in the same manner as yield except that actual income dividends declared per share during the period in question are substituted for net investment income per share. The actual distribution rate is computed separately for Class A, Class B and Class C shares.

A Fund will include performance data for each class of shares in any advertisement or sales literature using performance data of that Fund. These advertisements may quote performance rankings or ratings of a Fund by financial publications or independent organizations such as Lipper Analytical Services, Inc. and Morningstar, Inc. or compare a Fund's performance to various indices.

ADDITIONAL INFORMATION

This Prospectus and the Statements of Additional Information, which have been incorporated by reference herein, do not contain all the information set forth in the Registration Statements filed by the Funds with the Commission under the Securities Act. Copies of the Registration Statements may be obtained at a reasonable charge from the Commission or may be examined, without charge, at the offices of the Commission in Washington, D.C.

This prospectus does not constitute an offering in any state in which such offering may not lawfully be made.

This prospectus is intended to constitute an offer by each Fund only of the securities of which it is the issuer and is not intended to constitute an offer by any Fund of the securities of any other Fund whose securities are also offered by this prospectus. No Fund intends to make any representation as to the accuracy or completeness of the disclosure in this prospectus relating to any other Fund. See "General Information--Organization."

--------------------------------------------------------------------------------
                       Alliance Subscription Application
--------------------------------------------------------------------------------

                           The Alliance Stock Funds


                                 Alliance Fund
                                  Growth Fund
                              Premier Growth Fund
                               Counterpoint Fund
                                Technology Fund

                                  Quasar Fund
                              International Fund
                         Worldwide Privatization Fund
                                New Europe Fund
                                 All-Asia Fund
                             Global Small Cap Fund

                            Strategic Balanced Fund
                                Balanced Shares
                              Income Builder Fund
                              Utility Income Fund
                             Growth & Income Fund

--------------------------------------------------------------------------------
                         Information And Instructions
--------------------------------------------------------------------------------

To Open Your New Alliance Account

Please complete the application and mail it to:
    Alliance Fund Services, Inc., P.O. Box 1520, Secaucus, New Jersey 07096-1520

Signatures - Please Be Sure To Sign the Application (Section 7)

If shares are registered in the name of:
 .  an individual, the individual should sign.
 .  joint tenants, both should sign.
 .  a custodian for a minor, the custodian should sign.
 .  a corporation or other organization, an authorized officer should sign
   (please indicate corporate office or title).
 .  a trustee or other fiduciary, the fiduciary or fiduciaries should sign
   (please indicate capacity).

Registration

To ensure proper tax reporting to the IRS:
 .  Individuals, Joint Tenants and Gift/Transfer to a Minor:
   - Indicate your name exactly as it appears on your social security card.
 .  Trust/Other:
   - Indicate the name of the entity exactly as it appeared on the notice you received from the IRS when your Employer Identification number was assigned.

Please Note:

 . Certain legal documents will be required from corporations or other organizations, executors and trustees, or if a redemption is requested by anyone other than the shareholder of record. If you have any questions concerning a redemption, contact the Fund at the number below.

 . In the case of redemptions or repurchases of shares recently purchased by check, redemption proceeds will not be made available until the Fund is reasonably assured that the check has cleared, normally up to 15 calendar days following the purchase date.

If We Can Assist You In Any Way, Please Do Not Hesitate To Call Us At:
1-(800) 221-5672.

--------------------------------------------------------------------------------
                           Subscription Application
--------------------------------------------------------------------------------

                             Alliance Stock Funds

              (see instructions at the front of the application)

--------------------------------------------------------------------------------
                 1. Your Account Registration   (Please Print)
--------------------------------------------------------------------------------

[_] INDIVIDUAL OR JOINT ACCOUNT

    ---------------------------------------------------------------------------------------------------
     Owner's Name   (First Name)                   (MI)                    (Last Name)

           -            -
    -------------------------------------------
     Social Security Number (Required to open account)

    ---------------------------------------------------------------------------------------------------
     Joint Owner's Name*   (First Name)            (MI)                    (Last Name)

     *Joint Tenants with right of survivorship unless otherwise indicated

[_] GIFT/TRANSFER TO A MINOR

    ---------------------------------------------------------------------------------------------------
     Custodian - One Name Only  (First Name)       (MI)                    (Last Name)

    ---------------------------------------------------------------------------------------------------
     Minor (First Name)                            (MI)                    (Last Name)

            -           -
    -------------------------------------------
     Minor's Social Security Number (Required to open account)
     Under the State of __________ (Minor's Residence) Uniform Gifts/Transfer to Minor's Act

[_] TRUST ACCOUNT

    ---------------------------------------------------------------------------------------------------
     Name of Trustee

    ---------------------------------------------------------------------------------------------------
     Name of Trust

    ---------------------------------------------------------------------------------------------------
     Name of Trust (cont'd)

    ---------------------------------------------------------------------------------------------------
     Trust Dated                              Tax ID or Social Security Number (Required to open account)

[_] OTHER

    ---------------------------------------------------------------------------------------------------
     Name of Corporation, Partnership or other Entity

    -------------------------------
     Tax ID Number

--------------------------------------------------------------------------------
                                  2. Address
--------------------------------------------------------------------------------

    ---------------------------------------------------------------------------------------------------
     Street

    ---------------------------------------------------------------------------------------------------
     City                                          State                   Zip Code

    ---------------------------------------------------------------------------------------------------
     If Non-U.S., Specify Country

          -              -                             -              -
    ---------------------------------            ---------------------------------
     Daytime Phone                                Evening Phone

     I am a:  [_]U.S. Citizen   [_]Non-Resident Alien   [_]Resident Alien   [_]Other


                    +++                               +++
                    +                                   +
                             For Alliance Use Only

                    +                                   +
                    +++                               +++

--------------------------------------------------------------------------------
                             3. Initial Investment
--------------------------------------------------------------------------------
Minimum: $250; Maximum: Class B only - $250,000; Class C only - $5,000,000. Make all checks payable to The Alliance Stock Fund in which you are investing.

I hereby subscribe for shares of the following Alliance Stock Fund(s):

                                    Class A                             Class B                         Class C
                                 (Initial Sales        Dollar     (Contingent Deferred    Dollar     (Asset-based      Dollar
                                    Charge)            Amount        Sales Charge)        Amount     Sales Charge)     Amount
                                 ---------------- --------------- -------------------- ------------ --------------- --------------
[_]Alliance Fund                     [_](44)          ___________     [_](43)          ___________   [_](344)        ___________
[_]Growth Fund                       [_](31)          ___________     [_](01)          ___________   [_](331)        ___________
[_]Premier Growth Fund               [_](78)          ___________     [_](79)          ___________   [_](378)        ___________
[_]Counterpoint Fund                 [_](19)          ___________     [_](219)         ___________   [_](319)        ___________
[_]Technology Fund                   [_](82)          ___________     [_](282)         ___________   [_](382)        ___________
[_]Quasar Fund                       [_](26)          ___________     [_](29)          ___________   [_](326)        ___________
[_]International Fund                [_](40)          ___________     [_](41)          ___________   [_](340)        ___________
[_]Worldwide Privatization Fund      [_](112)         ___________     [_](212)         ___________   [_](312)        ___________
[_]New Europe Fund                   [_](62)          ___________     [_](58)          ___________   [_](362)        ___________
[_]All-Asia Fund                     [_](118)         ___________     [_](218)         ___________   [_](318)        ___________
[_]Global Small Cap Fund             [_](45)          ___________     [_](48)          ___________   [_](345)        ___________
[_]Strategic Balanced Fund           [_](32)          ___________     [_](02)          ___________   [_](332)        ___________
[_]Balanced Shares                   [_](96)          ___________     [_](75)          ___________   [_](396)        ___________
[_]Income Builder Fund               [_](111)         ___________     [_](211)         ___________   [_](311)        ___________
[_]Utility Income Fund               [_](9)           ___________     [_](209)         ___________   [_](309)        ___________
[_]Growth & Income Fund              [_](94)                          [_](74)                        [_](394)
                                                                          ------------------------------------------------------
                                                                           DEALER USE ONLY
to be purchased with the enclosed check or draft for $ __________          Wire Confirm No.:
                                                                           -----------------------------------------------------

--------------------------------------------------------------------------------
                      4. Reduced Charges  (Class A Only)
--------------------------------------------------------------------------------

If you, your spouse or minor children own shares in other Alliance funds, you may be eligible for a reduced sales charge. Please list below any existing accounts to be considered and complete the Right of Accumulation section or the Statement of Intent section.

------------------------------------------  -----------------------------------
Fund                                        Account Number

------------------------------------------  -----------------------------------
Fund                                        Account Number

A. Right of Accumulation
[_]Please link the accounts listed above for Right of Accumulation privileges, so that this and future purchases will receive any discount for which they are eligible.

B. Statement of Intent
[_]I want to reduce my sales charge by agreeing to invest the following amount over a 13-month period:
[_]  $100,000    [_]  $250,000     [_]  $500,000     [_]  $1,000,000

If the full amount indicated is not purchased within 13 months, I understand an additional sales charge must be paid from my account.

------------------------------------------  ------------------------------------
Name on Account                             Account Number

------------------------------------------  ------------------------------------
Name on Account                             Account Number


--------------------------------------------------------------------------------
                            5. Distribution Options
--------------------------------------------------------------------------------

   If no box is checked, all distributions will be reinvested in additional shares of the Fund

Income Dividends: (elect one)              [_] Reinvest dividends
                                           [_] Pay dividends in cash
                                           [_] Use Dividend Direction Plan

Capital Gains Distribution: (elect one)    [_] Reinvest capital gains
                                           [_] Pay capital gains in cash
                                           [_] Use Dividend Direction Plan

If you elect to receive your income dividends or capital gains distributions in cash, please enclose a preprinted voided check from the bank account you wish to have your dividends deposited into.**

If you wish to utilize the Dividend Direction Plan, please designate the Alliance account you wish to have your dividends reinvested in:

--------------------------------------------------------------------------------
Fund Name                                    Existing Account No.

Special Distribution Instructions:   [_] Please pay my distributions via check
                                         and send to the address indicated in
                                         Section 2.
                                     [_] Please mail my distributions to the
                                         person and/or address designated below:

--------------------------------------  ----------------------------------------
Name                                    Address

--------------------------------------  --------------------------  ------------
City                                    State                       Zip

--------------------------------------------------------------------------------
                            6. Shareholder Options
--------------------------------------------------------------------------------

A. AUTOMATIC INVESTMENT PROGRAM (AIP) **

  I hereby authorize Alliance Fund Services, Inc. to draw on my bank account, on or about the ______ day of each month for a monthly investment in my Fund account in the amount of $____________ (minimum $25 per month). Please attach a preprinted voided check from the bank account you wish to use. NOTE: If your bank is not a member of the NACHA, your Alliance account will be credited on or about the 20th of each month.

  The Fund requires signatures of bank account owners exactly as they appear on bank records.

  ---------------------------------------------  -------------------------------
  Individual Account                             Date


  ---------------------------------------------  -------------------------------
  Joint Account                                  Date
**Your bank must be a member of the National Automated Clearing House
  Association (NACHA).

B. TELEPHONE TRANSACTIONS

   You can call our toll-free number 1-800-221-5672 and instruct Alliance
   Fund Services, Inc. in a recorded conversation to purchase, redeem or exchange shares for your account. Purchase and redemption requests will be processed via electronic funds transfer (EFT) to and from your bank account.
   Instructions: . Review the information in the Prospectus about telephone transaction services.
                 . Check the box next to the telephone transaction service(s)
                   you desire.
                 . If you select the telephone purchase or redemption privilege, you must write "VOID" across the face of a check from the bank account you wish to use and attach it to this application.

    Purchases and Redemptions via EFT**

    [_] I hereby authorize Alliance Fund Services, Inc. to effect the purchase and/or redemption of Fund shares for my account according to my telephone instructions or telephone instructions from my Broker/Agent, and to withdraw money or credit money for such shares via EFT from the bank account I have selected.

    The fund requires signatures of bank account owners exactly as they appear on bank records.

    ---------------------------------------------  -----------------------------
    Individual Account Owner                       Date

    ---------------------------------------------  -----------------------------
    Joint Account Owner                            Date

    Telephone Exchanges and Redemptions by Check

    Unless I have checked one or both boxes below, these privileges will automatically apply, and by signing this application, I hereby authorize Alliance Fund Services, Inc. to act on my telephone instructions, or on telephone instructions from any person representing himself to be an authorized employee of an investment dealer or agent requesting a redemption or exchange on my behalf. (NOTE: Telephone exchanges may only be processed between accounts that have identical registrations.) Telephone redemption checks will only be mailed to the name and address of record; and the address must have no change within the last 30 days. The maximum telephone redemption amount is $50,000 per check. This service can be enacted once every 30 days.

    [_] I do not elect the telephone exchange service.
             ---
    [_] I do not elect the telephone redemption by check service.
             ---

C. SYSTEMATIC WITHDRAWAL PLAN (SWP) **

   In order to establish a SWP, an investor must own or purchase shares of the Fund having a current net asset value of at least:
   . $10,000 for monthly payments; . $5,000 for bi-monthly payments;
   . $4,000 for quarterly or less frequent payments

   [_] I authorize this service to begin in _________, 19__, for the amount
                                              Month
       of $_______________($50.00 minimum)


   Frequency:  (Please select one) [_] Monthly  [_] Bi-Monthly  [_] Quarterly
   [_] Annually  [_] In the months circled:  J  F  M  A  M  J  J  A  S  O  N  D

   Please send payments to: (please select one)

   [_] My checking account. Select the date of the month on or about which you wish the EFT payments to be made: _______________. Please enclose a preprinted voided check to ensure accuracy. EFT not available to Class B shareowners other than retirement plans.

   [_] My address of record designated in Section 2.

   [_] The payee and address specified below:

   -----------------------------------------------------------------------------
    Name of Payee                                    Address

   -----------------------------------------------------------------------------
    City                                             State               Zip

D. AUTO EXCHANGE

   [_] I authorize Alliance Fund Services, Inc. to initiate a monthly exchange for $____________ ($25.00 minimum) on the _________ day of the month, into the Alliance Fund noted below:

       Fund Name: ____________________________________

       [_] Existing account number:___________________ [_] New account

       Shares exchanged will be redeemed at net asset value computed on the date of the month selected. (If the date selected is not a fund business day the transaction will be processed on the next fund business day.) Certificates must remain unissued.

--------------------------------------------------------------------------------
          7. Shareholder Authorization This section MUST be completed
--------------------------------------------------------------------------------

I certify under penalty of perjury that the number shown in Section 1 of this form is my correct tax identification number or social security number and that I have not been notified that this account is subject to backup withholding.

By selecting any of the above telephone privileges, I agree that neither the Fund nor Alliance, Alliance Fund Distributors, Inc., Alliance Fund Services, Inc. or other Fund Agent will be liable for any loss, injury, damage or expense as a result of acting upon telephone instructions purporting to be on my behalf, that the Fund reasonably believes to be genuine, and that neither the Fund nor any such party will be responsible for the authenticity of such telephone instructions. I understand that any or all of these privileges may be discontinued by me or the Fund at any time. I understand and agree that the Fund reserves the right to refuse any telephone instructions and that my investment dealer or agent reserves the right to refuse to issue any telephone instructions I may request.

For non-residents only: Under penalties of perjury, I certify that to the best of my knowledge and belief, I qualify as a foreign person as indicated in Section 2.

I am of legal age and capacity and have received and read the Prospectus and agree to its terms.

----------------------------------------  ----------------
Signature                                 Date

----------------------------------------  --------------  ----------------------
Signature                                 Date            Acceptance Date:

--------------------------------------------------------------------------------
        Dealer/Agent Authorization For selected Dealers or Agents ONLY.
--------------------------------------------------------------------------------

We hereby authorize Alliance Fund Services, Inc. to act as our agent in connection with transactions under this authorization form; and we guarantee the signature(s) set forth in Section 7, as well as the legal capacity of the shareholder.

Dealer/Agent Firm
                  -------------------------------------------------------------
Authorized Signature
                     ----------------------------------------------------------
Representative First Name                  MI       Last Name
                          ----------------    -----           -----------------
Representative Number
                      ---------------------------------------------------------
Branch Office Address
                      ---------------------------------------------------------
City                        State                        Zip Code
     ----------------------       ----------------------          -------------

Branch Number                      Branch Phone (   )
             ---------------------              -------------------------------
** Your bank must be a member of the National
   Automated Clearing House Association (NACHA).               50074GEN-EQTYApp

            ALLIANCE PREMIER GROWTH FUND, INC.


                         Form N-14


       Part B - Statement of Additional Information

            STATEMENT OF ADDITIONAL INFORMATION

               Acquisition of the assets of
                Alliance Counterpoint Fund,
     1345 Avenue of the Americas, New York, NY 10105,
                 Telephone (800) 733-8481,

             by and in exchange for shares of
            Alliance Premier Growth Fund, Inc.,
     1345 Avenue of the Americas, New York, NY 10105,
                 Telephone (800) 221-5672.

         This Statement of Additional Information relating to the proposed transfer of the assets of Alliance
Counterpoint Fund ("Counterpoint Fund") to Alliance Premier
Growth Fund, Inc. ("Premier Growth Fund") in exchange for shares of Premier Growth Fund (the "Transaction") consists of this cover page and the following described documents, each of which is attached hereto:

         (1)  Statement of Additional Information of Premier
              Growth Fund dated February 1, 1995 (as amended as of January 19, 1996) (the "Premier Growth
              SAI").

         (2)  Report of Independent Accountants and
              financial statements of Premier Growth Fund as of November 30, 1995, contained in the Premier
              Growth Fund SAI.

         (3) Report of Independent Auditors and financial statements of Counterpoint Fund as of September 30, 1995.

         (4)  Unaudited pro forma combined financial
              information as of November 30, 1995. The pro forma financial statements give effect to the Transaction as if it had occurred for the periods presented.

         This Statement of Additional Information is not a prospectus. A Prospectus/Proxy Statement dated January 22, 1996 relating to the above referenced matter may be obtained without charge by writing to Alliance Fund Services, Inc., P.O. Box 1520, Secaucus, New Jersey 07096, or by calling Alliance Fund Services, Inc. toll-free at 1-800-221-5672. This Statement of Additional Information relates to, and should be read in conjunction with, such Prospectus/Proxy Statement.

         This Statement of Additional Information is dated
January 22, 1996.

               ALLIANCE PREMIER GROWTH FUND, INC.

____________________________________________________________
P.O. Box 1520, Secaucus, New Jersey  07096-1520
Toll Free (800) 221-5672
For Literature:  Toll Free (800) 227-4618
____________________________________________________________

               STATEMENT OF ADDITIONAL INFORMATION
      February 1, 1995 (as amended as of January 19, 1996)

____________________________________________________________

This Statement of Additional Information is not a prospectus but supplements and should be read in conjunction with the Fund's current Prospectus. Copies of such Prospectus may be obtained by contacting Alliance Fund Services, Inc. at the address or the "Literature" telephone number shown above.

                        TABLE OF CONTENTS
                        _________________
                                                          PAGE
                                                          ____

    Description of the Fund..........................     2

    Management of the Fund...........................     15

    Expenses of the Fund.............................     22

    Purchase of Shares...............................     26

    Redemption and Repurchase of Shares..............     41

    Shareholder Services.............................     45

    Net Asset Value..................................     51

    Dividends, Distributions and Taxes...............     52

    Portfolio Transactions...........................     56

    General Information..............................     58

    Report of Independent Accountants and
    Financial Statement..............................     62

    Appendix A (Stock Index Futures).................     A-1

(R): This registered service mark used under license from the owner, Alliance Capital Management L.P.

________________________________________________________________

                    DESCRIPTION OF THE FUND
_________________________________________________________________

         Except as otherwise indicated, the investment policies of the Alliance Premier Growth Fund, Inc. (the "Fund") are not "fundamental policies" and may, therefore, be changed by the Board of Directors without a shareholder vote. However, the Fund will not change its investment policies without contemporaneous written notice to its shareholders. In addition, the Fund's investment objective may not be changed without shareholder approval. There can be, of course, no assurance that the Fund will achieve its investment objective.

Investment Objective

         The Fund is a non-diversified, open-end management investment company whose investment objective is to seek long-term growth of capital by investing predominantly in the equity securities (common stocks, securities convertible into common stocks and rights and warrants to subscribe for or purchase common stocks) of a limited number of large, carefully selected, high-quality American companies that, in the judgment of Alliance Capital Management L.P., the Fund's adviser (the "Adviser"), are likely to achieve superior earnings growth. The Fund's investments in the 25 of these companies most highly regarded at any point in time by the Adviser will usually constitute approximately 70% of the Fund's net assets. Normally, approximately 40 companies will be represented in the Fund's investment portfolio. The Fund thus differs from more typical equity mutual funds by investing most of its assets in a relatively small number of intensively researched companies. The Fund is designed for the investor who seeks to accumulate capital over a period of years with less volatility than that typically associated with a more aggressive strategy of investment in smaller companies.

How the Fund Pursues its Objective

         As a matter of fundamental policy, the Fund will, under normal circumstances, invest at least 85% of the value of its total assets in the equity securities of American companies (except when in a temporarily defensive position). The Fund defines American companies to be entities (i) that are organized under the laws of the United States and have their principal office in the United States, and (ii) the equity securities of which are traded principally in the United States securities markets. This policy is deemed a "fundamental policy" within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act"), and may not be changed without the approval of a majority of the Fund's outstanding voting securities. For this purpose (and for the purpose of changing the Fund's investment restrictions and approving the Fund's advisory agreement, each as more fully described below), the approval of a majority of the Fund's outstanding voting securities means the affirmative vote of (i) 67% or more of the shares represented at a meeting at which more than 50% of the outstanding shares are present in person or by proxy, or (ii) more than 50% of the outstanding shares, whichever is less.

         Within the investment framework described herein, Alfred Harrison, who heads the Adviser's "Large Cap Growth Group", is ultimately responsible for the investment decisions for the Fund. In managing the Fund's assets, the Adviser's investment strategy emphasizes stock selection and investment in the securities of a limited number of issuers. The Adviser depends heavily upon the fundamental analysis and research of its large internal research staff in making investment decisions for the Fund. The research staff generally follows a primary research universe of approximately 600 companies which are considered by the Adviser to have strong management, superior industry positions, excellent balance sheets and the ability to demonstrate superior earnings growth. As one of the largest multi-national investment firms, the Adviser has access to considerable information concerning all of the companies followed, an in-depth understanding of the products, services, markets and competition of these companies and a good knowledge of the managements of most of the companies in its research universe.

         The Adviser's analysts prepare their own earnings estimates and financial models for each company followed. While each analyst has responsibility for following companies in one or more identified sectors and/or industries, the lateral structure of the Adviser's research organization and constant communication among the analysts result in decision-making based on the relative attractiveness of stocks among industry sectors. The focus during this process is on the early recognition of change on the premise that value is created through the dynamics of changing company, industry and economic fundamentals. Research emphasis is placed on the identification of companies whose substantially above average prospective earnings growth is not fully reflected in current market valuations.

         The Adviser continually reviews its primary research universe of approximately 600 companies to maintain a list of favored securities, the "Adviser 100", considered by the Adviser to have the most clearly superior earnings potential and valuation attraction. The Adviser's concentration on a limited universe of companies allows it to devote its extensive resources to constant intensive research of these companies. Companies are constantly added to and deleted from the Adviser 100 as fundamentals and valuations change. The Adviser's Large Cap Growth Group, in turn, further refines, on a weekly basis, the selection process for the Fund with each portfolio manager in the Group selecting 25 such companies which appear to the manager most attractive at current prices. These individual ratings are then aggregated and ranked to produce a composite list of the 25 most highly regarded stocks, the "Favored 25". As noted above, approximately 70% of the Fund's net assets will usually be invested in the Favored 25 with the balance of the Fund's investment portfolio consisting principally of other stocks in the Adviser 100. Portfolio emphasis upon particular industries or sectors is a by-product of the stock selection process rather than the result of assigned targets or ranges.

         In the management of the Fund's investment portfolio, the Adviser will seek to utilize market volatility judiciously (assuming no change in company fundamentals) to adjust the Fund's portfolio positions. The Fund will strive to capitalize on apparently unwarranted price fluctuations, both to purchase or increase positions on weakness and to sell or reduce overpriced holdings. Under normal circumstances, the Fund will remain substantially fully invested in equity securities and will not take significant cash positions for market timing purposes. Rather, during a market decline, while adding to positions in favored stocks, the Fund will tend to become somewhat more aggressive, gradually reducing somewhat the number of companies represented in the Fund's portfolio. Conversely, in rising markets, while reducing or eliminating fully valued positions, the Fund will tend to become somewhat more conservative, gradually increasing somewhat the number of companies represented in the Fund's portfolio. Through this "buying into declines" and "selling into strength," the Adviser seeks to gain positive returns in good markets while providing some measure of protection in poor markets.

         The Adviser expects the average weighted market capitalization of companies represented in the Fund's portfolio (i.e., the number of a company's shares outstanding multiplied by the price per share) to normally be in the range of or exceed the average weighted market capitalization of companies comprising the Standard & Poor's 500 Composite Stock Price Index, a widely recognized unmanaged index of market activity based upon the aggregate performance of a selected portfolio of publicly traded stocks, including monthly adjustments to reflect the reinvestment of dividends and distributions. Investments will be made upon their potential for capital appreciation. Because of the market risks inherent in any investment, the selection of securities on the basis of their appreciation possibilities cannot ensure against possible loss in value, and there is, of course, no assurance that the Fund's investment objective will be met.

Additional Investment Policies and Practices

         The following investment policies and restrictions supplement those set forth above. Except as otherwise noted, the Fund's investment policies described below are not designated "fundamental policies" within the meaning of the 1940 Act and may be changed by the Directors of the Fund without shareholder approval. However, the Fund will not change its investment policies without contemporaneous written notice to shareholders.

         Convertible Securities. The Fund may invest in convertible securities which include bonds, debentures, corporate notes and preferred stocks that are convertible at a stated exchange rate into common stock. Prior to their conversion, convertible securities have the same general characteristics as non-convertible debt securities which provide a stable stream of income with generally higher yields than those of equity securities of the same or similar issuers. As with all debt securities, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. While convertible securities generally offer lower interest or dividend yields than non-convertible debt securities of similar quality, they do enable the investor to benefit from increases in the market price of the underlying common stock. When the market price of the common stock underlying a convertible security increases, the price of the convertible security increasingly reflects the value of the underlying common stock and may rise accordingly. As the market price of the underlying common stock declines, the convertible security tends to trade increasingly on a yield basis, and thus may not depreciate to the same extent as the underlying common stock. Convertible securities rank senior to common stocks on an issuer's capital structure. They are consequently of higher quality and entail less risk than the issuer's common stock, although the extent to which such risk is reduced depends in large measure upon the degree to which the convertible security sells above its value as a fixed income security. The Fund may invest up to 20% of its net assets in the convertible securities of companies whose common stocks are eligible for purchase by the Fund under the investment policies described above.

         Rights and Warrants. The Fund may invest up to 5% of its net assets in rights or warrants which entitle the holder to buy equity securities at a specific price for a specific period of time, but will do so only if the equity securities themselves are deemed appropriate by the Adviser for inclusion in the Fund's portfolio. Rights and warrants may be considered more speculative than certain other types of investments in that they do not entitle a holder to dividends or voting rights with respect to the securities which may be purchased nor do they represent any rights in the assets of the issuing company. Also, the value of a right or warrant does not necessarily change with the value of the underlying securities and a right or warrant ceases to have value if it is not exercised prior to the expiration date.

         Foreign Securities. The Fund may invest up to 15% of the value of its total assets in securities of foreign issuers whose common stocks are eligible for purchase by the Fund under the investment policies described above. Foreign securities investments are affected by exchange control regulations as well as by changes in governmental administration, economic or monetary policy (in the United States and abroad) and changed circumstances in dealings between nations. Currency exchange rate movements will increase or reduce the U.S. dollar value of the Fund's net assets and income attributable to foreign securities. Costs are incurred in connection with the conversion of currencies held by the Fund. There may be less publicly available information about foreign issuers than about domestic issuers, and foreign issuers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to those of domestic issuers. Securities of some foreign issuers are less liquid and more volatile than securities of comparable domestic issuers, and foreign brokerage commissions are generally higher than in the United States. Foreign securities markets may also be less liquid, more volatile, and less subject to governmental supervision than in the United States. Investments in foreign countries could be affected by other factors not present in the United States, including expropriation, confiscatory taxation and potential difficulties in enforcing contractual obligations.

         Illiquid Securities. The Fund will not maintain more than 15% of its net assets in illiquid securities. For this purpose, illiquid securities include, among others, direct placements or other securities which are subject to legal or contractual restrictions on resale or for which there is no readily available market (e.g., trading in the security is suspended or, in the case of unlisted securities, market makers do not exist or will not entertain bids or offers).

         Historically, illiquid securities have included securities subject to contractual or legal restrictions on resale because they have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and securities which are otherwise not readily marketable. Securities which have not been registered under the Securities Act are referred to as private placements or restricted securities and are purchased directly from the issuer or in the secondary market. Mutual funds do not typically hold a significant amount of these restricted or other illiquid securities because of the potential for delays on resale and uncertainty in valuation. Limitations on resale may have an adverse effect on the marketability of portfolio securities and a mutual fund might be unable to dispose of restricted or other illiquid securities promptly or at reasonable prices and might thereby experience difficulty satisfying redemptions within seven days. A mutual fund might also have to register such restricted securities in order to dispose of them, resulting in additional expense and delay. Adverse market conditions could impede such a public offering of securities.

         In recent years, however, a large institutional market has developed for certain securities that are not registered under the Securities Act, including foreign securities. Institutional investors depend on an efficient institutional market in which the unregistered security can be readily resold or on an issuer's ability to honor a demand for repayment. The fact that there are contractual or legal restrictions on resale to the general public or to certain institutions may not be indicative of the liquidity of such investments.

         The Fund may invest up to 5% of its net assets (taken at market value) in restricted securities issued under Section 4(2) of the Securities Act, which exempts from registration "transactions by an issuer not involving any public offering."
Section 4(2) instruments are restricted in the sense that they can only be resold through the issuing dealers to institutional investors and in private transactions; they cannot be resold to the general public without registration.

         Rule 144A under the Securities Act allows a broader institutional trading market for securities otherwise subject to restriction on resale to the general public. Rule 144A establishes a "safe harbor" from the registration requirements of the Securities Act for resales of certain securities to qualified institutional buyers. An insufficient number of qualified institutional buyers interested in purchasing certain restricted securities held by the Fund, however, could affect adversely the marketability of such portfolio securities and the Fund might be unable to dispose of such securities promptly or at reasonable prices. Rule 144A has already produced enhanced liquidity for many restricted securities, and market liquidity for such securities may continue to expand as a result of this regulation and the consequent inception of the PORTAL System, which is an automated system for the trading, clearance and settlement of unregistered securities of domestic and foreign issuers sponsored by the National Association of Securities Dealers, Inc.

         The Fund's Adviser, acting under the supervision of the Board of Directors, will monitor the liquidity of restricted securities in the Fund's portfolio that are eligible for resale pursuant to Rule 144A. In reaching liquidity decisions, the Fund's Adviser will consider, among others, the following factors: (1) the frequency of trades and quotes for the security;
(2) the number of dealers making quotations to purchase or sell the security; (3) the number of other potential purchasers of the security; (4) the number of dealers undertaking to make a market in the security; (5) the nature of the security (including its unregistered nature) and the nature of the marketplace for the security (e.g., the time needed to dispose of the security, the method of soliciting offers and the mechanics of the transfer); and (6) any applicable Securities and Exchange Commission interpretation or position with respect to such type of securities.

         General. When business or financial conditions warrant, the Fund may assume a temporary defensive position and invest in high-grade short-term fixed-income securities, which may include
U.S. Government securities, or hold its assets in cash.

         Non-Diversified Status. The Fund is a "non-diversified" investment company, which means the Fund is not limited in the proportion of its assets that may be invested in the securities of a single issuer. However, the Fund intends to conduct its operations so as to qualify as a "regulated investment company" for purposes of Internal Revenue Code of 1986, as amended (the "Code"), which will relieve the Fund of any liability for Federal income tax to the extent its earnings are distributed to shareholders. See "Dividends, Distributions and Taxes." To so qualify, among other requirements, the Fund will limit its investments so that, at the close of each quarter of the taxable year (i) not more than 25% of the market value of the Fund's total assets will be invested in the securities of a single issuer and (ii) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities of a single issuer, and the Fund will not own more than 10% of the outstanding voting securities of a single issuer. Because the Fund, as a non-diversified investment company, may invest in a smaller number of individual issuers than a diversified investment company, an investment in the Fund may, under certain circumstances, present greater risk to an investor than an investment in a diversified company.

Other Investment Practices

         While the Fund does not anticipate utilizing them on a regular basis, the Fund may from time to time employ the following investment practices.

         Puts and Calls. The Fund may write exchange-traded call options on common stocks, for which it will receive a purchase premium from the buyer, and may purchase and sell exchange-traded call and put options on common stocks written by others or combinations thereof. The Fund will not write put options. Writing, purchasing and selling call options are highly specialized activities and entail greater than ordinary investment risks. A call option gives the purchaser of the option, in exchange for paying the writer a premium, the right to call upon the writer to deliver a specified number of shares of a specified stock on or before a fixed date, at a predetermined price. A put option gives the buyer of the option, in exchange for paying the writer a premium, the right to deliver a specified number of shares of a stock to the writer of the option on or before a fixed date at a predetermined price.

         The writing of call options will, therefore, involve a potential loss of opportunity to sell securities at higher prices. In exchange for the premium received, the writer of a fully collateralized call option assumes the full downside risk of the securities subject to such option. In addition, the writer of the call gives up the gain possibility of the stock protecting the call. Generally, the opportunity for profit from the writing of options is higher, and consequently the risks are greater when the stocks involved are lower priced or volatile, or both. While an option that has been written is in force, the maximum profit that may be derived from the optioned stock is the premium less brokerage commissions and fees. The Fund will not sell a call written by it unless the Fund at all times during the option period owns either (a) the optioned securities or has an absolute and immediate right to acquire that security without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other securities held in its portfolio or (b) a call option on the same security and in the same principal amount as the call written where the exercise price of the call held (i) is equal to or less than the exercise price of the call written or (ii) is greater than the exercise price of the call written if the difference is maintained by the Fund in cash or U.S. Government securities or other liquid high-quality debt securities in a segregated account with its Custodian.

         Premiums received by the Fund in connection with writing call options will vary widely depending primarily on supply and demand. Commissions, stock transfer taxes and other expenses of the Fund must be deducted from such premium receipts. Calls written by the Fund will ordinarily be sold either on a national securities exchange or through put and call dealers, most, if not all, of whom are members of a national securities exchange on which options are traded, and will in such cases be endorsed or guaranteed by a member of a national securities exchange or qualified broker-dealer, which may be Donaldson, Lufkin & Jenrette Securities Corporation, an affiliate of the Adviser.
The endorsing or guaranteeing firm requires that the option writer (in this case the Fund) maintain a margin account containing either corresponding stock or other equity as required by the endorsing or guaranteeing firm.

         The Fund will not sell a call option written by it if, as a result of the sale, the aggregate of the Fund's portfolio securities subject to outstanding call options (valued at the lower of the option price or market value of such securities) would exceed 15% of the Fund's total assets.

         In buying a call, the Fund would be in a position to realize a gain if, during the option period, the price of the shares increased by an amount in excess of the premium paid and commissions payable on exercise. It would realize a loss if the price of the security declined or remained the same or did not increase during the period by more than the amount of the premium and commissions payable on exercise. By buying a put, the Fund would be in a position to realize a gain if, during the option period, the price of the shares declined by an amount in excess of the premium paid and commissions payable on exercise. It would realize a loss if the price of the security increased or remained the same or did not decrease during that period by more than the amount of the premium and commissions payable on exercise. In addition, the Fund could realize a gain or loss on such options by selling them.

         As noted above, the Fund may also purchase and sell call and put options written by others or combinations thereof, but the aggregate cost of all outstanding options purchased and held by the Fund, including options on market indices as described below, will at no time exceed 10% of the Fund's total assets. If an option is not sold and expires without being exercised, the Fund would suffer a loss in the amount of the premium paid by the Fund for the option.

         Options on Market Indices. The Fund may purchase and sell exchange-traded index options. An option on a securities index is similar to an option on a security except that, rather than the right to take or make delivery of a security at a specified price, an option on a securities index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the chosen index is greater than (in the case of a call) or less than (in the case of a put) the exercise price of the option.

         Through the purchase of listed index options, the Fund could achieve many of the same objectives as through the use of options on individual securities. Price movements in the Fund's portfolio securities probably will not correlate perfectly with movements in the level of the index and, therefore, the Fund would bear a risk of loss on index options purchased by it if favorable price movements of the hedged portfolio securities do not equal or exceed losses on the options or if adverse price movements of the hedged portfolio securities are greater than gains realized from the options.

         Stock Index Futures. The Fund may purchase and sell stock index futures contracts. A stock index assigns relative values to the common stocks comprising the index. A stock index futures contract is a bilateral agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to a specified dollar amount multiplied by the difference between the stock index value at the close of the last trading day of the contract and the price at which the futures contract is originally struck. No physical delivery of the underlying stocks in the index is made. The Fund will not purchase and sell options on stock index futures contracts.

         The Fund may not purchase or sell a stock index future if, immediately thereafter, more than 30% of its total assets would be hedged by stock index futures. In connection with its purchase of stock index futures contracts the Fund will deposit in a segregated account with the Fund's custodian an amount of cash, U.S. Government securities or other liquid high-quality debt securities equal to the market value of the futures contracts less any amounts maintained in a margin account with the Fund's broker. The Fund may not purchase or sell a stock index future if, immediately thereafter, the sum of the amount of margin deposits on the Fund's existing futures positions would exceed 5% of the market value of the Fund's total assets.

         For a more detailed description of stock index futures contracts, see Appendix A.

         General. The successful use of the foregoing investment practices, which may be used as a hedge against changes in the values of securities resulting from market conditions, draws upon the Adviser's special skills and experience with respect to such instruments and usually depends on the Adviser's ability to forecast movements of specific securities or stock indices correctly. Should these securities or indices move in an unexpected manner, the Fund may not achieve the anticipated benefits of options and stock index futures contracts or may realize losses and, thus, be in a worse position than if such strategies had not been used. In addition, the correlation between movements in the prices of such instruments and movements in the price of securities being hedged or used for cover will not be perfect and could produce unanticipated losses. The Fund's ability to dispose of its position in options and stock index futures will depend on the availability of liquid markets in these instruments. No assurance can be given that the Fund will be able to close a particular option or stock index futures position. Also, the Fund's ability to engage in options and stock index futures transactions may be limited by tax considerations. See "Dividends, Distributions and Taxes."

         Portfolio Turnover. The Fund's investment policies as described above (see "Investment Objective" and "How the Fund Pursues its Objective") are based on the Adviser's assessment of fundamentals in the context of changing market valuations. They may therefore involve frequent purchases and sales of shares of a particular issuer as well as the replacement of securities.
While it is anticipated that the Fund's annual portfolio turnover rate will not normally exceed 100%, it could, under some conditions, exceed 100%. A 100% annual turnover rate would occur, for example, if all of the stocks in the Fund's portfolio were replaced once in a period of one year. The Fund expects that more of its portfolio turnover will be attributable to increases and decreases in the size of particular portfolio positions rather than to the complete elimination of a particular issuer's securities from the Fund's portfolio. A high portfolio turnover rate will cause the Fund to realize short-term capital gains or losses on the sale of certain securities and correspondingly greater brokerage commission expenses than would a lower rate, which expenses must be borne by the Fund and its shareholders. The annual portfolio turnover rate of securities of the Fund for the fiscal years ended November 30, 1994 and 1995 were 98% and 114%, respectively. See "Dividends, Distributions and Taxes".

Fundamental Investment Policies

         The following restrictions may not be changed without a vote of a majority of the Fund's outstanding voting securities.

         As a matter of fundamental policy, the Fund may not:

              (a) purchase more than 10% of the outstanding voting securities of any one issuer;

              (b) invest 25% or more of the value of its total assets in the same industry except that this restriction does not apply to securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities;

              (c) borrow money or issue senior securities except for temporary or emergency purposes in an amount not exceeding 5% of the value of its total assets at the time the borrowing is made;

              (d) pledge, mortgage, hypothecate or otherwise encumber any of its assets except in connection with the writing of call options and except to secure permitted borrowings;

              (e) invest in the securities of any issuer which has a record of less than three years of continuous operation (including the operation of any predecessor) if the investment at the time thereof would cause more than 10% of the value of the total assets of the Fund to be invested in the securities of such issuer or issuers;

              (f) make loans except through the purchase of debt obligations in accordance with its investment objective and policies;

              (g) participate on a joint or joint and several basis in any securities trading account;

              (h)  invest in companies for the purpose of
         exercising control;
              (i)  write put options;

              (j)  purchase the securities of any other
         investment company or investment trust, except when such purchase is part of a merger, consolidation or acquisition of assets; or

              (k)(i) purchase or sell real estate except that it may purchase and sell securities of companies which deal in real estate or interests therein, (ii) purchase or sell commodities or commodity contracts (other than stock index futures contracts), (iii) invest in interests in oil, gas, or other mineral exploration or development programs, except that it may purchase and sell securities of companies that deal in oil, gas or other mineral exploration or development programs,
         (iv) make short sales of securities or purchase securities on margin except for such short-term credits as may be necessary for the clearance of transactions, or (v) act as an underwriter of securities, except that the Fund may acquire restricted securities or securities in private placements under circumstances in which, if such securities were sold, the Fund might be deemed to be an underwriter within the meaning of the Securities Act of 1933.

         In addition, the Fund has undertaken with the Securities Administrators of certain states where the Fund's Shares are sold not to purchase the securities of any company that has a record of less than three years of continuous operation (including that of predecessors) if such purchase at the time thereof would cause more than 5% of its total assets, taken at current value, to be invested in the securities of such companies, that it will not purchase puts, calls, straddles, spreads and any combination thereof if by reason thereof the value of its aggregate investment in such classes of securities will exceed 5% of its total assets, it will not engage in options in the over-the-counter market if such options are available on an exchange, it will only transact in over-the-counter options with major broker/dealer and financial institutions whom the Fund's Adviser considers creditworthy, it will only engage in options which are liquid and readily marketable, i.e., the market will be of sufficient depth and liquidity so as not to create undue risk, the aggregate premiums paid on all options which are held at any time do not exceed 20% of the company's total net assets, the Fund prohibits the purchase or retention of the securities of any issuer if its officers, Directors or Advisors owning beneficially more than one-half of one percent of the securities of each issuer together own beneficially more than five percent of such securities, any securities transaction effected through an affiliated Broker-Dealer will be fair and reasonable in compliance with Rule 17e-1 under the 1940 Act, the Fund will not purchase illiquid securities if immediately after such investment more than 10% of the Fund's net assets (taken at market value would be so invested) and that special meetings of stockholders for any purpose may be called by 10% of its outstanding shareholders. The Fund will not invest in warrants if such warrants valued at the lower of cost or market would exceed 5% of the value of the Fund's net assets. Included within such amount, but not to exceed 2% of the Fund's net assets, may be warrants which are not listed on the New York Stock Exchange or the American Stock Exchange. Warrants acquired by the Fund in units or attached to securities may be deemed to be without value. The Fund will not invest in real estate partnerships and will not invest in mineral leases.

         Whenever any investment restriction states a maximum percentage of the Fund's assets which may be invested in any security or other asset, it is intended that such maximum percentage limitation be determined immediately after and as a result of the Fund's acquisition of such securities or other assets. Accordingly, any later increase or decrease in percentage beyond the specified limitation resulting from a change in values or net assets will not be considered a violation.

                     MANAGEMENT OF THE FUND


Manager

         Alliance Capital Management L.P., a New York Stock Exchange listed company with principal offices at 1345 Avenue of the Americas, New York, New York 10105, has been retained under an investment advisory agreement (the "Advisory Agreement") to provide investment advice and, in general, to conduct the management and investment program of the Fund under the supervision and control of the Fund's Board of Directors.

         The Adviser is a leading international investment manager supervising client accounts with assets as of September 30, 1995 of more than $140 billion (of which more than $47 billion represented the assets of investment companies). The Adviser's clients are primarily major corporate employee benefit funds, public employee retirement systems, investment companies, foundations and endowment funds and included, as of September 30, 1995, 29 of the FORTUNE 100 Companies. As of that date, the Adviser and its subsidiaries employed approximately 1,350 employees who operated out of domestic offices and the overseas offices of subsidiaries in Bombay, Istanbul, London, Sydney, Tokyo, Toronto, Bahrain, Luxembourg and Singapore. The 51 registered investment companies comprising 106 separate investment portfolios managed by the Adviser currently have more than two million shareholders.

         Alliance Capital Management Corporation, the sole general partner of, and the owner of a 1% general partnership interest in, the Adviser, is an indirect wholly-owned subsidiary of The Equitable Life Assurance Society of the United States ("Equitable"), one of the largest life insurance companies in the United States and a wholly-owned subsidiary of The Equitable Companies Incorporated ("ECI"), a holding company controlled by AXA, a French insurance holding company. As of June 30, 1995, ACMC, Inc. and Equitable Capital Management Corporation, each a wholly-owned direct or indirect subsidiary of Equitable, together with Equitable, owned in the aggregate approximately 59% of the issued and outstanding units representing assignments of beneficial ownership of limited partnership interests in the Adviser ("Units"). As of June 30, 1995, approximately 33% and 8% of the Units were owned by the public and employees of the Adviser and its subsidiaries, respectively, including employees of the Adviser who serve as Directors of the Fund.

         AXA owns approximately 60% of the outstanding voting shares of common stock of ECI. AXA is the holding company for an international group of insurance and related financial services companies. AXA's insurance operations are comprised of activities in life insurance, property and casualty insurance and reinsurance. The insurance operations are diverse geographically with activities in France, the United States, the United Kingdom, Canada and other countries, principally in Europe. AXA is also engaged in asset management, investment banking and brokerage, real estate and other financial services activities in the United States and Europe. Based on information provided by AXA, as of January 1, 1995, 42.3% of the issued shares (representing 54.7% of the voting power) of AXA were owned by Midi Participations, a French corporation that is a holding company. The voting shares of Midi Participations are in turn owned 60% by Finaxa, a French corporation that is a holding company, and 40% by subsidiaries of Assicurazioni Generali S.p.A., an Italian corporation (one of which, Belgica Insurance Holding S.A., a Belgian corporation, owned 34.1%). As of January 1, 1995, 62.1% of the issued shares (representing 75.7% of the voting power) of Finaxa were owned by five French mutual insurance companies (the "Mutuelles AXA") (one of which, AXA Assurances I.A.R.D. Mutuelle, owned 31.8% of the issued shares) (representing 39.0% of the voting power), and 26.5% of the issued shares (representing 16.6% of the voting power) of Finaxa were owned by Banque Paribas, a French bank. Including the shares owned by Midi Participations, as of January 1, 1995, the Mutuelles AXA directly or indirectly owned 51.3% of the issued shares (representing 65.8% of the voting power) of AXA. In addition, certain subsidiaries of AXA own 0.4% of the shares of AXA which are not entitled to be voted. Acting as a group, the Mutuelles AXA control AXA, Midi Participations and Finaxa.

         Under the Advisory Agreement, the Adviser furnishes advice and recommendations with respect to the Fund's portfolio of securities and investments and provides persons satisfactory to the Board of Directors to act as officers and employees of the Fund. Such officers and employees may be employees of the Adviser or its affiliates.

         The Adviser is, under the Advisory Agreement, responsible for certain expenses incurred by the Fund, including, for example, office facilities and certain administrative services, and any expenses incurred in promoting the sale of Fund shares (other than the portion of the promotional expenses borne by the Fund in accordance with an effective plan pursuant to Rule 12b-1 under the 1940 Act, and the costs of printing Fund prospectuses and other reports to shareholders and fees related to registration with the Securities and Exchange Commission and with state regulatory authorities).

         The Fund has, under the Advisory Agreement, assumed the obligation for payment of all of its other expenses. As to the obtaining of services other than those specifically provided to the Fund by the Adviser, the Fund may utilize personnel employed by the Adviser or by affiliates of the Adviser. The Fund may employ its own personnel or contract for services to be performed by third parties.

         For the services rendered by the Adviser under the Advisory Agreement, the Fund pays the Adviser at an annualized rate of 1% of the average daily value of the Fund's net assets. The fee is accrued daily and paid monthly. This fee is higher than that paid by most other investment companies, however, the Adviser believes the fee is comparable to that paid by other open-end investment companies of similar size and investment orientation. For the fiscal years ended November 30, 1995, 1994 and 1993, the Adviser received from the Fund advisory fees of $2,261,352, $1,960,567 and $1,398,526, respectively.

         The Advisory Agreement provides that the Adviser will refund to the Fund the amount by which net expenses (excluding interest, taxes, brokerage, distribution service fees paid in accordance with an effective plan pursuant to Rule 12b-1 under the 1940 Act and extraordinary expenses, all to the extent permitted by applicable state securities laws and regulations) incurred in any fiscal year of the Fund exceed a ratio of expenses to average net assets permitted by certain states in which the shares of the Fund are sold. The Fund may not qualify its shares for sale in every state. The Fund believes that at present the most restrictive state expense ratio limitation imposed by any state in which the Fund has qualified its shares for sale is 2.5% of the first $30 million of the mutual fund's average net assets, 2.0% of the next $70 million of its average net assets and 1.5% of its average net assets in excess of $100 million. Expense reimbursements, if any, are accrued daily and paid monthly.

         The Advisory Agreement became effective on September 17, 1992, having been approved by the unanimous vote, cast in person, of the Fund's Directors (including the Directors who are not parties to the Advisory Agreement or interested persons of any such party as defined by the 1940 Act) at a meeting called for that purpose held on July 21, 1992, and by the initial holder of Class A shares and Class B shares of the Fund on August 6, 1992.

         The Advisory Agreement remains in effect for successive twelve-month periods computed from each August 1, provided that such continuance is specifically approved at least annually by a vote of a majority of the Fund's outstanding voting securities or by the Fund's Board of Directors, including in either case approval by a majority of the Directors who are not parties to the Advisory Agreement or interested persons of any such party as defined by the 1940 Act, of any such party at a meeting in person called for the purpose of voting on such matter. Most recently, continuance of the Advisory Agreement was approved for the period ending July 31, 1996 by the Board of Directors, including a majority of the Directors who are not "interested persons" as defined in the 1940 Act, at their Regular Meeting held on July 18, 1995.

         The Advisory Agreement is terminable without penalty by a vote of a majority of the Fund's outstanding voting securities or by a vote of a majority of the Fund's Directors on 60 days' written notice, or by the Adviser on 60 days' written notice, and will automatically terminate in the event of its assignment. The Advisory Agreement provides that in the absence of willful misfeasance, bad faith or gross negligence on the part of the Adviser, or of reckless disregard of its obligations thereunder, the Adviser shall not be liable for any action or failure to act in accordance with its duties thereunder.

         Certain other clients of the Adviser may have investment objectives and policies similar to those of the Fund. The Adviser may, from time to time, make recommendations which result in the purchase or sale of a particular security by its other clients simultaneously with the Fund. If transactions on behalf of more than one client during the same period increase the demand for securities being purchased or the supply of securities being sold, there may be an adverse effect on price or quantity. It is the policy of the Adviser to allocate advisory recommendations and the placing of orders in a manner which is deemed equitable by the Adviser to the accounts involved, including the Fund. When two or more of the clients of the Adviser (including the Fund) are purchasing or selling the same security on a given day from the same broker-dealer, such transactions may be averaged as to price.

         The Adviser may act as an investment adviser to other persons, firms or corporations, including investment companies, and is investment adviser to the following registered investment companies: ACM Institutional Reserves, Inc., AFD Exchange Reserves, Inc., The Alliance Fund, Alliance All-Asia Investment Fund, Inc., Alliance Balanced Shares, Inc., Alliance Bond Fund, Inc., Alliance Capital Reserves, Alliance Counterpoint Fund, Alliance Developing Markets Fund, Inc., Alliance Global Dollar Government Fund, Inc., Alliance Global Small Cap Fund, Inc., Alliance Global Strategic Income Trust, Inc., Alliance Government Reserves, Alliance Growth and Income Fund, Inc., Alliance Income Builder Fund, Inc., Alliance International Fund, Alliance Money Market Fund, Alliance Mortgage Securities Income Fund, Inc., Alliance Mortgage Strategy Trust, Inc., Alliance Multi-Market Strategy Trust, Inc., Alliance Municipal Income Fund, Inc., Alliance Municipal Income Fund II, Alliance Municipal Trust, Alliance New Europe Fund, Inc., Alliance North American

Government Income Trust, Inc., Alliance Premier Growth Fund, Inc., Alliance Quasar Fund, Inc., Alliance Short-Term Multi-Market Trust, Inc., Alliance Technology Fund, Inc., Alliance Utility Income Fund, Inc., Alliance Variable Products Series Fund, Inc., Alliance World Income Trust, Inc., Alliance Worldwide Privatization Fund, Inc., The Alliance Portfolios, Fiduciary Management Associates and The Hudson River Trust, all registered open-end investment companies; and to ACM Government Income Fund, Inc., ACM Government Securities Fund, Inc., ACM Government Spectrum Fund, Inc., ACM Government Opportunity Fund, Inc., ACM Managed Income Fund, Inc., ACM Managed Dollar Income Fund, Inc., ACM Municipal Securities Income Fund, Inc., Alliance All-Market Advantage Fund, Inc., Alliance Global Environment Fund, Inc., Alliance World Dollar Government Fund, Inc., Alliance World Dollar Government Fund II, Inc., The Austria Fund, Inc., The Korean Investment Fund, Inc., The Southern Africa Fund, Inc. and The Spain Fund, Inc., all closed-end investment companies.

Directors and Officers

         The Directors and principal officers of the Fund, their ages and their primary occupations during the past five years are set forth below. Unless otherwise specified, the address of each such person is 1345 Avenue of the Americas, New York, New York 10105.

Directors

         JOHN D. CARIFA1 , 50, Chairman and President of the
Fund, is the President and Chief Operating Officer, the Chief
Financial Officer and a Director of ACMC, with which he has been associated since prior to 1991.

         RUTH BLOCK, 64, was formerly Executive Vice President and the Chief Insurance Officer of Equitable. She is a Director of Ecolab Incorporated (specialty chemicals) and Amoco Corporation (oil and gas) with which she has been associated since prior to 1991. Her address is P. O. Box 4653, Stamford, Connecticut 06903.

         DAVID H. DIEVLER, 65, was formerly Chairman and
President of the Fund and a Senior Vice President of ACMC, with which he had been associated since prior to 1991 through 1994.
He is currently an independent consultant. His address is P.O.
Box 167, Spring Lake, New Jersey  07762.


____________________

1.  An "interested person" of the Fund as defined in the 1940
    Act.

         JOHN H. DOBKIN, 53, has been the President of Historic
Hudson Valley (historic preservation) since 1991. He was formerly Director of the National Academy of Design. From 1987 to 1992 he was a Director of ACMC. His address is 105 West 55th
Street, New York, New York 10019.

         WILLIAM H. FOULK, JR., 62, was formerly Senior Manager of Barrett Associates, Inc., a registered investment adviser since 1986. He was President of Competrol (BVI) Limited and Crescent Diversified Limited (private investments), since prior to 1991. His address is 2 Hekma Road, Greenwich, Connecticut 06831.

         DR. JAMES M. HESTER, 71, is President of the Harry Frank Guggenheim Foundation and a Director of Union Carbide Corporation with which he has been associated since prior to 1991. He was formerly President of New York University and The New York Botanical Garden and Rector of the United Nations University.
His address is 45 East 89th Street, New York, New York  10128.

         CLIFFORD L. MICHEL, 56, is a partner in the law firm of Cahill Gordon & Reindel with which he has been associated since prior to 1991. He is Chief Executive Officer of Wenonah Development Company (investments) and a Director of Placer Dome, Inc. and Faber-Castell Corporation (writing instruments). His address is St. Bernard's Road, Gladstone, New Jersey 07934.

         ROBERT C. WHITE, 74, is an independent consultant. For nine years ending in 1994, he was Vice President and Chief Financial Officer of the Howard Hughes Medical Institute. Prior thereto, he was Assistant Treasurer of Ford Motor Company. His address is 30835 River Crossing, Bingham Farms, Michigan 48025.

Officers

         JOHN D. CARIFA, Chairman and President, see Biography, above.

         ALFRED HARRISON, Executive Vice President, 57, is Vice
Chairman of the Board of ACMC, with which he has been associated since prior to 1991.

         THOMAS BARDONG, Vice President, 50, is a Senior Vice
President of ACMC, with which he has been associated since prior to 1991.

         JAMES G. REILLY, Vice President, 33, is a Vice President of ACMC, with which he has been associated since prior to 1991.

         EDMUND P. BERGAN, JR., Secretary, 44, is a Senior Vice
President and General Counsel of Alliance Fund Distributors and
Alliance Fund Services, Inc. and Vice President and
Assistant General Counsel of ACMC, with which he has been associated since prior to 1991.

         MARK D. GERSTEN, Treasurer and Chief Financial Officer,
44, is a Senior Vice President of Alliance Fund Services, Inc.
with which he has been associated since prior to 1991.

         PATRICK J. FARRELL, Controller, 35, is Vice President of
Alliance Fund Services, Inc., with which he has been associated since prior to 1991.

         DOMENICK PUGLIESE, Assistant Secretary, 34, is a Vice President and Assistant General Counsel of Alliance Fund Services, Inc. with which he has been associated since May 1995. Previously, he was Vice President and Counsel of Concord Holding Corporation since 1994, Vice President and Associate General Counsel of Prudential Securities since 1991 and an associate with Battle Fowler, since prior to 1991.

         ANDREW L. GANGOLF, Assistant Secretary, 40, has been Vice President and Assistant General Counsel of Alliance Fund Distributors, Inc. since January 1995. Prior thereto, since October 1992, he was Vice President and Assistant Secretary of Delaware Management Co., Inc. Prior thereto, he was Vice President and Counsel of Equitable.

         EMILIE D. WRAPP, Assistant Secretary, 39, is Special
Counsel of ACMC, with which she has been associated since prior to 1991.

         JOSEPH J. MANTINEO, Assistant Controller, 36, has been a
Vice President of Alliance Fund Services, Inc. since prior to
1991.

         MELVIN OLIVER, Assistant Controller, 37, has been a
Manager, Mutual Funds, Alliance Fund Services, Inc. since prior to 1991.

         The aggregate compensation paid by the Fund to each of the Directors during its fiscal year ended November 30, 1995, the aggregate compensation paid to each of the Directors during calendar year 1995 by all of the funds to which the Adviserprovides investment advisory services (collectively, the "Alliance Fund Complex") and the total number of registered investment companies in the Alliance Fund Complex with respect to which each of the Directors serves as a director or trustee, are set forth below. Neither the Fund nor any other fund in the Alliance Fund Complex provides compensation in the form of pension or retirement benefits to any of its directors or trustees. Each of the Directors is a director or trustee of one or more other registered investment companies in the Alliance Fund Complex.

                                                   Total Number
                                                   of Funds in
                                                   the Alliance
                                    Total          Complex,
                                    Compensation   Including the
                                    From the       Fund, as to
                                    Alliance Fund  which the
                      Aggregate     Complex,       Director is a
Name of Director      Compensation  Including the  Director or
of the Fund           From the Fund Fund           Trustee
________________      _____________ _____________  ______________

John D. Carifa          $-0-            -0-              49
Ruth Block              $3,767        $159,000           36
David H. Dievler        $3,767        $179,200           42
John H. Dobkin          $3,958        $117,200           29
William H. Foulk, Jr.   $3,958        $143,500           30
Dr. James M. Hester     $3,767        $156,000           37
Clifford L. Michel      $3,392        $131,500           36
Robert C. White         $3,778        $133,200           36

As of January 15, 1996, the Directors and officers of the Fund as a group owned less than 1% of the shares of the Fund.



                      EXPENSES OF THE FUND


Distribution Services Agreement

         The Fund has entered into a Distribution Services Agreement (the "Agreement") with Alliance Fund Distributors, Inc., the Fund's principal underwriter (the "Principal Underwriter"), to permit the Fund directly or indirectly to pay expenses associated with the distribution of its shares in accordance with a plan of distribution which is included in the Agreement and has been duly adopted and approved in accordance with Rule 12b-1 adopted by the Commission under the 1940 Act (the "Rule 12b-1 Plan").

         Distribution services fees are accrued daily and paid monthly and are charged as expenses of the Fund as accrued. The distribution services fees attributable to the Class B shares and Class C shares are designed to permit an investor to purchase such shares through broker-dealers without the assessment of an initial sales charge, and, in the case of Class C shares, without the assessment of a contingent deferred sales charge, and at the same time to permit the Principal Underwriter to compensate broker-dealers in connection with the sale of such shares. In this regard the purpose and function of the combined contingent deferred sales charge and distribution services fee on the Class B shares, and the distribution services fee on the Class C shares, are the same as those of the initial sales charge (or contingent deferred sales charge, when applicable) and distribution services fee with respect to the Class A shares in that in each case the sales charge and/or distribution services fee provide for the financing of the distribution of the Fund's shares.

         Under the Agreement, the Treasurer of the Fund reports the amounts expended under the Rule 12b-1 Plan and the purposes for which such expenditures were made to the Directors of the Fund for their review on a quarterly basis. Also, the Agreement provides that the selection and nomination of Directors who are not "interested persons" of the Fund, as defined in the 1940 Act, are committed to the discretion of such disinterested Directors then in office.

         The Agreement became effective on September 17, 1992 and was amended as of April 30, 1993 to permit the distribution of an additional class of shares, Class C shares. The amendment to the Agreement was approved by the unanimous vote, cast in person, of the disinterested Directors at a meeting called for that purpose held on February 23, 1993 and by the initial holder of Class C shares of the Fund on April 30, 1993.

         The Adviser may from time to time and from its own funds or such other resources as may be permitted by rules of the Securities and Exchange Commission make payments for distribution services to the Principal Underwriter; the latter may in turn pay part or all of such compensation to brokers or other persons for their distribution assistance.

         During the Fund's fiscal year ended November 30, 1995, with respect to Class A shares, the Fund paid distribution services fees for expenditures under the Agreement in the aggregate amount of $152,930, which constituted .21% of the Fund's average daily net assets attributable to the Class A shares during the period, and the Adviser made payments from its own resources as described above aggregating $170,490. Of the $323,420 paid by the Fund and the Adviser under the Plan, with respect to the Class A shares, $22,542 was spent on advertising, $4,801 on the printing and mailing of prospectuses for persons other than current shareholders, $161,848 for compensation to broker-dealers and other financial intermediaries (including,

$49,327 to the Fund's Principal Underwriter), $28,513 for compensation to sales personnel and $105,716 was spent on printing of sales literature, travel, entertainment, due diligence and other promotional expenses.

         During the Fund's fiscal year ended November 30, 1995, with respect to Class B shares, the Fund paid distribution services fees for expenditures under the Agreement in the aggregate amount of $1,690,054, which constituted .71% of the Fund's average daily net assets attributable to the Class B shares during the period, and the Adviser made payments from its own resources as described above aggregating $1,870,820. Of the $3,799,411 paid by the Fund and the Adviser under the Plan, with respect to the Class B shares, $57,892 was spent on advertising, $12,544 on the printing and mailing of prospectuses for persons other than current shareholders, $2,682,183 for compensation to broker-dealers and other financial intermediaries (including, $129,739 to the Fund's Principal Underwriter), $75,453 for compensation to sales personnel and $971,339 was spent on printing of sales literature, travel, entertainment, due diligence and other promotional expenses.

         During the Fund's fiscal year ended November 30, 1995, with respect to Class C shares, the Fund paid distribution services fees for expenditures under the Agreement in the aggregate amount of $107,066, which constituted .52% of the Fund's average daily net assets attributable to the Class C shares during the period, and the Adviser made payments from its own resources as described above aggregating $101,801. Of the $208,867 paid by the Fund and the Adviser under the Plan, with respect to the Class C shares, $11,862 was spent on advertising, $2,481 on the printing and mailing of prospectuses for persons other than current shareholders, $132,943 for compensation to broker-dealers and other financial intermediaries (including, $26,729 to the Fund's Principal Underwriter), $14,955 for compensation to sales personnel and $46,626 was spent on printing of sales literature, travel, entertainment, due diligence and other promotional expenses.

         The Agreement will continue in effect for successive twelve-month periods (computed from each August 1), provided, however, that such continuance is specifically approved at least annually by the Directors of the Fund or by vote of the holders of a majority of the outstanding voting securities (as defined in the 1940 Act) of that class, and, in either case, by a majority of the Directors of the Fund who are not parties to the Agreement or interested persons, as defined in the 1940 Act, of any such party (other than as directors of the Fund) and who have no direct or indirect financial interest in the operation of the Rule 12b-1 Plan or any agreement related thereto. Most recently the continuance of the Agreement until July 31, 1996 was approved by a vote, cast in person, of the Directors, including a majority of the Directors who are not "interested persons", as defined in the 1940 Act, at their meeting held on July 18, 1995.

         In the event that the Agreement is terminated or not continued with respect to the Class A shares, Class B shares or Class C shares, (i) no distribution services fees (other than current amounts accrued but not yet paid) would be owed by the Fund to the Principal Underwriter with respect to that class, and
(ii) the Fund would not be obligated to pay the Principal Underwriter for any amounts expended under the Agreement not previously recovered by the Principal Underwriter from distribution services fees in respect of shares of such class or through deferred sales charges.

         All material amendments to the Agreement must be approved by a majority vote of the Directors or of the holders of the Fund's outstanding voting securities, voting separately by class, and in either case by a majority of the disinterested Directors, cast in person at a meeting called for the purpose of voting on such approval; and the Agreement may not be amended in order to increase materially the costs that a particular class may bear pursuant to the Agreement without the approval of a majority of the holders of the outstanding voting shares of the class affected. The Agreement may be terminated (a) by the Fund without penalty at any time by a majority vote of the holders of the outstanding voting securities of the Fund, voting separately by class, or by a majority vote of the Directors who are not "interested persons" as defined in the 1940 Act, or (b) by the Principal Underwriter. To terminate the Agreement, any party must give the other parties 60 days' written notice; to terminate the Rule 12b-1 Plan only, the Fund need give no notice to the Principal Underwriter. The Agreement will terminate automatically in the event of its assignment.

Transfer Agency Agreement

         Alliance Fund Services, Inc., an indirect wholly-owned subsidiary of the Adviser, receives a transfer agency fee per account holder of each of the Class A shares, Class B shares or Class C shares of the Fund, plus reimbursement for out-of-pocket expenses. The transfer agency fee with respect to the Class B shares is higher than the transfer agency fee with respect to the Class A shares or the Class C shares reflecting the additional costs associated with the Class B contingent deferred sales charge. For the Fund's fiscal year ended November 30, 1995, the Fund paid $256,719 for transfer agency services.

_____________________________________________________________

                       PURCHASE OF SHARES
_____________________________________________________________

         The following information supplements that set forth in the Fund's Prospectus under the heading "Purchase of Shares--How
To Buy Shares."

General

         Shares of the Fund are offered on a continuous basis at a price equal to their net asset value plus an initial sales charge at the time of purchase (the "initial sales charge alternative"), with a contingent deferred sales charge (the "deferred sales charge alternative") or without any initial or contingent deferred sales charge (the "asset-based sales charge alternative"), as described below. Shares of the Fund are offered on a continuous basis through (i) investment dealers that are members of the National Association of Securities Dealers, Inc. and have entered into selected dealer agreements with the Principal Underwriter ("selected dealers"), (ii) depository institutions and other financial intermediaries or their affiliates, that have entered into selected agent agreements with the Principal Underwriter ("selected agents") or (iii) the Principal Underwriter. The minimum for initial investments is $250; subsequent investments (other than reinvestments of dividends and capital gains distributions in shares) must be in the minimum amount of $50. As described under "Shareholder Services," the Fund offers an automatic investment program and a 403(b)(7) retirement plan which permit investments of $25 or more. The subscriber may use the Subscription Application found in the Prospectus for his or her initial investment. Sales personnel of selected dealers and agents distributing the Fund's shares may receive differing compensation for selling Class A, Class B or Class C shares.

         Investors may purchase shares of the Fund in the United States either through selected dealers or agents or directly through the Principal Underwriter. Shares may also be sold in foreign countries where permissible. The Fund may refuse any order for the purchase of shares. The Fund reserves the right to suspend the sale of its shares to the public in response to conditions in the securities markets or for other reasons.

         The public offering price of shares of the Fund is their net asset value, plus, in the case of most purchases of Class A shares, a sales charge which will vary depending on the purchase alternative chosen by the investor and the amount of the purchase, as shown in the table below under "Initial Sales Charge Alternative--Class A Shares." On each Fund business day on which a purchase or redemption order is received by the Fund and trading in the types of securities in which the Fund invests might materially affect the value of Fund shares, the per share net asset value is computed as of the next close of regular trading on the New York Stock Exchange (the "Exchange") (currently 4:00 p.m. New York time) by dividing the value of the Fund's total assets, less its liabilities, by the total number of its shares then outstanding. The respective per share net asset values of the Class A, Class B and Class C shares are expected to be substantially the same. Under certain circumstances, however, the per share net asset values of the Class B and Class C shares may be lower than the per share net asset value of the Class A shares as a result of the daily expense accruals of the distribution and transfer agency fees applicable with respect to the Class B and Class C shares. Even under those circumstances, the per share net asset values of the three classes eventually will tend to converge immediately after the payment of dividends, which will differ by approximately the amount of the expense accrual differential among the classes. A Fund business day is any weekday, exclusive of national holidays on which the Exchange is closed and Good Friday. For purposes of this computation, the securities in the Fund's portfolio are valued at their current market value determined on the basis of market quotations or, if such quotations are not readily available, such other methods as the Directors believe would accurately reflect fair market value.

         The Fund will accept unconditional orders for its shares to be executed at the public offering price equal to their net asset value next determined (plus applicable Class A sales charges), as described below. Orders received by the Principal Underwriter prior to the close of regular trading on the Exchange on each day the Exchange is open for trading are priced at the net asset value computed as of the close of regular trading on the Exchange on that day (plus applicable Class A sales charges). In the case of orders for purchase of shares placed through selected dealers or agents, the applicable public offering price will be the net asset value as so determined, but only if the selected dealer or agent receives the order prior to the close of regular trading on the Exchange and transmits it to the Principal Underwriter prior to its close of business that same day (normally 5:00 p.m. New York time). The selected dealer or agent is responsible for transmitting such orders by 5:00 p.m. If the selected dealer or agent fails to do so, the investor's right to that day's closing price must be settled between the investor and the selected dealer or agent. If the selected dealer or agent receives the order after the close of regular trading on the Exchange, the price will be based on the net asset value determined as of the close of regular trading on the Exchange on the next day it is open for trading.

         Following the initial purchase of Fund shares, a shareholder may place orders to purchase additional shares by telephone if the shareholder has completed the appropriate portion of the Subscription Application or an "Autobuy" application obtained by calling the "Literature" telephone number shown on the cover of this Statement of Additional Information. Payment for shares purchased by telephone can be made only by Electronic Funds Transfer from a bank account maintained by the shareholder at a bank that is a member of the National Automated Clearing House Association ("NACHA"). If a shareholder's telephone purchase request is received before 3:00 p.m. New York time on a Fund business day, the order to purchase shares is automatically placed the following Fund business day, and the applicable public offering price will be the public offering price determined as of the close of business on such following business day. Full and fractional shares are credited to a subscriber's account in the amount of his or her subscription.
As a convenience to the subscriber, and to avoid unnecessary expense to the Fund, share certificates representing shares of the Fund are not issued except upon written request to the Fund by the shareholder or his or her authorized selected dealer or agent. This facilitates later redemption and relieves the shareholder of the responsibility for and inconvenience of lost or stolen certificates. No certificates are issued for fractional shares, although such shares remain in the shareholder's account on the books of the Fund.

         In addition to the discount or commission amount paid to dealers or agents, the Principal Underwriter from time to time pays additional cash bonuses or other incentives to dealers or agents, including Equico Securities, Inc., an affiliate of the Principal Underwriter, in connection with the sale of shares of the Fund. Such additional amounts may be utilized, in whole or in part to provide additional compensation to registered representatives who sell shares of the Fund. On some occasions, cash or other incentives will be conditioned upon the sale of a specified minimum dollar amount of the shares of the Fund and/or other Alliance Mutual Funds, as defined below, during a specific period of time. On some occasions, such cash or other incentives may take the form of payment for attendance at seminars, meals, sporting events or theater performances, or payment for travel, lodging and entertainment incurred in connection with travel by persons associated with a dealer or agent and their immediate family members to urban or resort locations within or outside the United States. Such dealer or agent may elect to receive cash incentives of equivalent amount in lieu of such payments.

Alternative Purchase Arrangements

         The Fund issues three classes of shares: Class A shares are sold to investors choosing the initial sales charge alternative, Class B shares are sold to investors choosing the deferred sales charge alternative, and Class C shares are sold to investors choosing the asset-based sales charge alternative. The three classes of shares each represent an interest in the same portfolio of investments of the Fund, have the same rights and are identical in all respects, except that (i) Class A shares bear the expense of the initial sales charge (or contingent deferred sales charge when applicable) and Class B shares bear the expense of the contingent deferred sales charge, (ii) Class B shares and Class C shares each bear the expense of a higher distribution services fee and, in the case of Class B shares, higher transfer agency costs, (iii) each class has exclusive voting rights with respect to provisions of the Rule 12b-1 Plan pursuant to which its distribution services fee is paid which relates to a specific class and other matters for which separate class voting is appropriate under applicable law, provided that, if the Fund submits to a vote of both the Class A shareholders and the Class B shareholders an amendment to the Rule 12b-1 Plan that would materially increase the amount to be paid thereunder with respect to the Class A shares, the Class A shareholders and the Class B shareholders will vote separately by Class, and (iv) only the Class B shares are subject to a conversion feature. Each class has different exchange privileges and certain different shareholder service options available.

         The alternative purchase arrangements permit an investor to choose the method of purchasing shares that is most beneficial given the amount of the purchase, the length of time the investor expects to hold the shares, and other circumstances. Investors should consider whether, during the anticipated life of their investment in the Fund, the accumulated distribution services fee and contingent deferred sales charges on Class B shares prior to conversion, or the accumulated distribution services fee on Class C shares, would be less than the initial sales charge and accumulated distribution services fee on Class A shares purchased at the same time, and to what extent such differential would be offset by the higher return of Class A shares. Class A shares will normally be more beneficial than Class B shares to the investor who qualifies for reduced initial sales charges on Class A shares, as described below. In this regard, the Principal Underwriter will reject any order (except orders from certain retirement plans) for more than $250,000 for Class B shares. Class C shares will normally not be suitable for the investor who qualifies to purchase Class A shares at net asset value. For this reason, the Principal Underwriter will reject any order for more than $5,000,000 for Class C shares.

         Class A shares are subject to a lower distribution services fee and, accordingly, pay correspondingly higher dividends per share than Class B shares or Class C shares. However, because initial sales charges are deducted at the time of purchase, most investors purchasing Class A shares would not have all their funds invested initially and, therefore, would initially own fewer shares. Investors not qualifying for reduced initial sales charges who expect to maintain their investment for an extended period of time might consider purchasing Class A shares because the accumulated continuing distribution charges on Class B shares or Class C shares may exceed the initial sales charge on Class A shares during the life of the investment. Again, however, such investors must weigh this consideration against the fact that, because of such initial sales charges, not all their funds will be invested initially.

         Other investors might determine, however, that it would be more advantageous to purchase Class B shares or Class C shares in order to have all their funds invested initially, although remaining subject to higher continuing distribution charges and, in the case of Class B shares, being subject to a contingent deferred sales charge for a four-year period. For example, based on current fees and expenses, an investor subject to the 4.25% initial sales charge would have to hold his or her investment approximately seven years for the Class C distribution services fee to exceed the initial sales charge plus the accumulated distribution services fee of Class A shares. In this example, an investor intending to maintain his or her investment for a longer period might consider purchasing Class A shares. This example does not take into account the time value of money, which further reduces the impact of the Class C distribution services fees on the investment, fluctuations in net asset value or the effect of different performance assumptions.

         Those investors who prefer to have all of their funds invested initially but may not wish to retain Fund shares for the four-year period during which Class B shares are subject to a contingent deferred sales charge may find it more advantageous to purchase Class C shares.

         The Directors of the Fund have determined that currently no conflict of interest exists between or among the Class A, Class B and Class C shares. On an ongoing basis, the Directors of the Fund, pursuant to their fiduciary duties under the 1940 Act and state laws, will seek to ensure that no such conflict arises.

         During the Fund's fiscal years ended November 30, 1995,
1994 and 1993, the aggregate amounts of underwriting commissions payable with respect to shares of the Fund were $656,527, $221,988, and $629,218. Of that amount, the Principal

Underwriters received the amounts of $33,038, $12,670 and $19,941, respectively, representing that portion of the sales charges paid on shares of the Fund sold during the year which was not reallowed to selected dealers (and was, accordingly, retained by the Principal Underwriters). During the Fund's fiscal year ended November 30, 1995, the Principal Underwriter received $239,569 in contingent deferred sales charges with respect to Class B share redemptions.

Initial Sales Charge Alternative--Class A Shares

         The public offering price of Class A shares for purchasers choosing the initial sales charge alternative is the net asset value plus a sales charge, as set forth below.

                      Initial Sales Charge

                                          Discount Or
                                          Commission
                              As % of     To Dealers
                 As % of      the Public  Or Agents
Amount of        Net Amount   Offering    As % of
Purchase         Invested     Price       Offering Price
_________        __________   __________  ______________

Less than
    $100,000         4.44%        4.25%           4.00%
$100,000 but
less than
    250,000          3.36         3.25            3.00
250,000 but
    less than
    500,000          2.30         2.25            2.00
500,000 but
    less than
    1,000,000*       1.78         1.75            1.50

___________________
*There is no initial sales charge on transactions of $1,000,000 or more.

         With respect to purchases of $1,000,000 or more, Class A shares redeemed within one year of purchase will be subject to a contingent deferred sales charge equal to 1% of the lesser of the cost of the shares being redeemed or their net asset value at the time of redemption. Accordingly, no sales charge will be imposed on increases in net asset value above the initial purchase price. In addition, no charge will be assessed on shares derived from reinvestment of dividends or capital gains distributions. The contingent deferred sales charge on Class A shares will be waived on certain redemptions, and such charge will be applied to redemptions of shares by shareholders who hold both Class A and Class B shares, as described below under "Deferred Sales Charge Alternative--Class B Shares." Proceeds from the contingent deferred sales charge on Class A shares are paid to the Principal Underwriter and are used by the Principal Underwriter related to providing distribution-related services to the Fund in connection with the sales of Class A shares, such as the payment of compensation to selected dealers or agents for selling Class A Shares. With respect to purchases of $1,000,000 or more made through selected dealers or agents, the Manager may, pursuant to the Agreement described above, pay such dealers or agents from its own resources a fee of up to 1% of the amount invested to compensate such dealers or agents for their distribution assistance in connection with such purchases.

         No initial sales charge is imposed on Class A shares issued (i) pursuant to the automatic reinvestment of income dividends or capital gains distributions, or (ii) in exchange for Class A shares of other "Alliance Mutual Funds" (as that term is defined under "Combined Purchase Privilege" below), except that an initial sales charge will be imposed on Class A shares issued in exchange for Class A shares of AFD Exchange Reserves ("AFDER") that were purchased for cash without the payment of an initial sales charge and without being subject to a contingent deferred sales charge. The Fund receives the entire net asset value of its Class A shares sold to investors. The Principal Underwriter's commission is the sales charge shown above less any applicable discount or commission "reallowed" to selected dealers and agents. The Principal Underwriter will reallow discounts to selected dealers and agents in the amounts indicated in the table above. The Principal Underwriter may, however, elect to reallow the entire sales charge to selected dealers and agents for all sales with respect to which orders are placed with the Principal Underwriter. A selected dealer who receives reallowance in excess of 90% of such a sales charge may be deemed to be an "underwriter" under the Securities Act.

         Set forth below is an example of the method of computing the offering price of the Class A shares. The example assumes a purchase of Class A shares of the Fund aggregating less than $100,000 subject to the schedule of sales charges set forth above at a price based upon the net asset value of Class A shares of the Fund on November 30, 1995.

         Net Asset Value per Class A
              Share at November 30, 1995          $16.09

         Per Share Sales Charge -4.25%
              of offering price (4.41% of
              net asset value per share)          $  .71

         Class A Per Share Offering Price
              to the Public                       $16.80

         An investor choosing the initial sales charge alternative may under certain circumstances be entitled to pay a reduced initial sales charge or no initial sales charge but subject in most cases to a contingent deferred sales charge. The circumstances under which an investor may pay a reduced initial sales charge or no initial sales charge are described below.

         Combined Purchase Privilege. Certain persons may qualify for the sales charge reductions indicated in the schedule of such charges above by combining purchases of shares of the Fund into a single "purchase," if the resulting "purchase" totals at least $100,000. The term "purchase" refers to: (i) a single purchase by an individual, or to concurrent purchases, which in the aggregate are at least equal to the prescribed amounts, by an individual, his or her spouse and their children under the age of 21 years purchasing shares of the Fund for his, her or their own account(s); (ii) a single purchase by a trustee or other fiduciary purchasing shares for a single trust, estate or single fiduciary account although more than one beneficiary is involved; or (iii) a single purchase for the employee benefit plans of a single employer. The term "purchase" also includes purchases by any "company," as the term is defined in the 1940 Act, but does not include purchases by any such company which has not been in existence for at least six months or which has no purpose other than the purchase of shares of the Fund or shares of other registered investment companies at a discount. The term "purchase" does not include purchases by any group of individuals whose sole organizational nexus is that the participants therein are credit card holders of a company, policy holders of an insurance company, customers of either a bank or broker-dealer or clients of an investment adviser. A "purchase" may also include shares, purchased at the same time through a single selected dealer or agent, of any other "Alliance Mutual Fund". Currently, the Alliance Mutual Funds include:

AFD Exchange Reserves, Inc.
The Alliance Fund, Inc.
Alliance All-Asia Investment Fund, Inc.
Alliance Balanced Shares, Inc.
Alliance Bond Fund, Inc.
  -Corporate Bond Portfolio

  -U.S. Government Portfolio
Alliance Counterpoint Fund
Alliance Developing Markets Fund, Inc.
Alliance Global Dollar Government Fund, Inc.
Alliance Global Small Cap Fund, Inc.
Alliance Growth and Income Fund, Inc.
Alliance Income Builder Fund, Inc.
Alliance International Fund
Alliance Mortgage Securities Income Fund, Inc.
Alliance Mortgage Strategy Trust, Inc.
Alliance Multi-Market Strategy Trust, Inc.
Alliance Municipal Income Fund, Inc.
  -California Portfolio
  -Insured California Portfolio
  -Insured National Portfolio
  -National Portfolio
  -New York Portfolio
Alliance Municipal Income Fund II
  -Arizona Portfolio
  -Florida Portfolio
  -Massachusetts Portfolio
  -Michigan Portfolio
  -Minnesota Portfolio
  -New Jersey Portfolio
  -Ohio Portfolio
  -Pennsylvania Portfolio
  -Virginia Portfolio
Alliance New Europe Fund, Inc.
Alliance North American Government Income Trust, Inc.
Alliance Premier Growth Fund, Inc.
Alliance Quasar Fund, Inc.
Alliance Short-Term Multi-Market Trust, Inc.
Alliance Technology Fund, Inc.
Alliance Utility Income Fund, Inc.
Alliance World Income Trust, Inc.
Alliance Worldwide Privatization Fund, Inc.
The Alliance Portfolios.
  -Alliance Growth Fund
  -Alliance Conservative Investors Fund
  -Alliance Growth Investors Fund
  -Alliance Strategic Balanced Fund
  -Alliance Short-Term U.S. Government Fund

         Prospectuses for the Alliance Mutual Funds may be obtained without charge by contacting Alliance Fund Services, Inc. at the address or the "Literature" telephone number shown on the front cover of this Statement of Additional Information.

         Cumulative Quantity Discount (Right of Accumulation). An investor's purchase of additional Class A shares of the Fund may qualify for a Cumulative Quantity Discount. The applicable sales charge will be based on the total of:

         (i)   the investor's current purchase;

         (ii) the net asset value (at the close of business on the previous day) of (a) all Class A, Class B and Class C shares of the Fund held by the investor and (b) all shares of any other Alliance Mutual Fund held by the investor; and

         (iii) the net asset value of all shares described in paragraph (ii) owned by another shareholder eligible to combine his or her purchase with that of the investor into a single "purchase" (see above).

         For example, if an investor owned shares of an Alliance Mutual Fund worth $200,000 at their then current net asset value and, subsequently, purchased Class A shares of the Fund worth an additional $100,000, the initial sales charge for the $100,000 purchase would be at the 2.25% rate applicable to a single $300,000 purchase of shares of the Fund, rather than the 3.25% rate.

         To qualify for the Combined Purchase Privilege or to obtain the Cumulative Quantity Discount on a purchase through a selected dealer or agent, the investor or selected dealer or agent must provide the Principal Underwriter with sufficient information to verify that each purchase qualifies for the privilege or discount.

         Statement of Intention. Class A investors may also obtain the reduced initial sales charges shown in the table above by means of a written Statement of Intention, which expresses the investor's intention to invest not less than $100,000 within a period of 13 months in Class A shares (or Class A, Class B and/or Class C shares) of the Fund or any other Alliance Mutual Fund. Each purchase of shares under a Statement of Intention will be made at the public offering price or prices applicable at the time of such purchase to a single transaction of the dollar amount indicated in the Statement of Intention. At the investor's option, a Statement of Intention may include purchases of shares of the Fund or any other Alliance Mutual Fund made not more than 90 days prior to the date that the investor signs the Statement of Intention; however, the 13-month period during which the Statement of Intention is in effect will begin on the date of the earliest purchase to be included.

         Investors qualifying for the Combined Purchase Privilege described above may purchase shares of the Alliance Mutual Funds under a single Statement of Intention. For example, if at the time an investor signs a Statement of Intention to invest at least $100,000 in Class A shares of the Fund, the investor and the investor's spouse each purchase shares of the Fund worth $20,000 (for a total of $40,000), it will be necessary to invest only a total of $60,000 during the following 13 months in shares of the Fund or any other Alliance Mutual Fund, to qualify for the 3.25% initial sales charge on the total amount being invested (the initial sales charge applicable to an investment of $100,000).

         The Statement of Intention is not a binding obligation upon the investor to purchase the full amount indicated. The minimum initial investment under a Statement of Intention is 5% of such amount. Shares purchased with the first 5% of such amount will be held in escrow (while remaining registered in the name of the investor) to secure payment of the higher initial sales charge applicable to the shares actually purchased if the full amount indicated is not purchased, and such escrowed shares will be involuntarily redeemed to pay the additional sales charge, if necessary. Dividends on escrowed shares, whether paid in cash or reinvested in additional Fund shares, are not subject to escrow. When the full amount indicated has been purchased, the escrow will be released. To the extent that an investor purchases more than the dollar amount indicated on the Statement of Intention and qualifies for a further reduced sales charge, the initial sales charge will be adjusted for the entire amount purchased at the end of the 13-month period. The difference in the initial sales charge will be used to purchase additional shares of the Fund subject to the rate of the initial sales charge applicable to the actual amount of the aggregate purchases.

         Investors wishing to enter into a Statement of Intention in conjunction with their initial investment in Class A shares of the Fund should complete the appropriate portion of the Subscription Application found in the Prospectus while current Class A shareholders desiring to do so can obtain a form of Statement of Intention by contacting Alliance Fund Services, Inc. at the address or telephone numbers shown on the cover of this Statement of Additional Information.

         Certain Retirement Plans. Multiple participant payroll deduction retirement plans may also purchase shares of the Fund or any other Alliance Mutual Fund at a reduced initial sales charge on a monthly basis during the 13-month period following such a plan's initial purchase. The initial sales charge applicable to such initial purchase of shares of the Fund will be that normally applicable, under the schedule of the initial sales charges set forth in this Statement of Additional Information, to an investment 13 times larger than such initial purchase. The sales charge applicable to each succeeding monthly purchase will be that normally applicable, under such schedule, to an investment equal to the sum of (i) the current month's purchase multiplied by the number of months (including the current month) remaining in the 13-month period and (ii) the total purchase previously made during the 13-month period. Sales charges previously paid during such period will not be retroactively adjusted on the basis of later purchases.

         Reinstatement Privilege. A shareholder who has caused any or all of his or her Class A shares of the Fund to be redeemed or repurchased may reinvest all or any portion of the redemption or repurchase proceeds in Class A shares of the Fund at net asset value without any sales charge, provided that such reinvestment is made within 120 calendar days after the redemption or repurchase date. Shares are sold to a reinvesting shareholder at the net asset value next determined as described above. A reinstatement pursuant to this privilege will not cancel the redemption or repurchase transaction; therefore, any gain or loss so realized will be recognized for Federal tax purposes except that no loss will be recognized to the extent that the proceeds are reinvested in shares of the Fund. The reinstatement privilege may be used by the shareholder only once, irrespective of the number of shares redeemed or repurchased, except that the privilege may be used without limit in connection with transactions whose sole purpose is to transfer a shareholder's interest in the Fund to his or her individual retirement account or other qualified retirement plan account. Investors may exercise the reinstatement privilege by written request sent to the Fund at the address shown on the cover of this Statement of Additional Information.

         Sales at Net Asset Value. The Fund may sell its Class A shares at net asset value (i.e., without any initial sales charge) and without any contingent deferred sales charge to certain categories of investors including: (i) investment advisory clients of the Adviser or its affiliates; (ii) officers and present or former Directors of the Fund; present or former directors and trustees of other investment companies managed by the Adviser; present or retired full-time employees of the Adviser, the Principal Underwriter, Alliance Fund Services, Inc. and their affiliates; officers and directors of ACMC, the Principal Underwriter, Alliance Fund Services, Inc. and their affiliates; officers, directors and present and full-time employees of selected dealers or agents; or the spouse, sibling, direct ancestor or direct descendant (collectively "relatives") of any such person; or any trust, individual retirement account or retirement plan account for the benefit of any such person correlative; or the estate of any such person or relative, if such shares are purchased for investment purposes (such shares may not be resold except to the Fund); (iii) certain employee benefit plans for employees of the Adviser, the Principal Underwriter, Alliance Fund Services, Inc. and their affiliates;
(iv) persons participating in a fee-based program, sponsored and maintained by a registered broker-dealer and approved by the Principal Underwriter, pursuant to which such persons pay an asset-based fee to such broker-dealer, or its affiliate or agent, for services in the nature of investment advisory or administrative services; (v) persons who establish to the Principal Underwriter's satisfaction that they are investing within such time period as may be designated by the Principal Underwriter, proceeds of redemption of shares of such other registered investment companies as may be designated from time to time by the Principal Underwriter; and (vi) employer-sponsored qualified pension or profit-sharing plans (including Section 401(k) plans), custodial accounts maintained pursuant to Section 403(b)(7) retirement plans and individual retirement accounts (including individual retirement accounts to which simplified employee pension (SEP) contributions are made), if such plans or accounts are established or administered under programs sponsored by administrators or other persons that have been approved by the Principal Underwriter.

Deferred Sales Charge Alternative--Class B Shares

         Investors choosing the deferred sales charge alternative purchase Class B shares at the public offering price equal to the net asset value per share of the Class B shares on the date of purchase without the imposition of a sales charge at the time of purchase. The Class B shares are sold without an initial sales charge so that the Fund will receive the full amount of the investor's purchase payment.

         Proceeds from the contingent deferred sales charge on the Class B shares are paid to the Principal Underwriter and are used by the Principal Underwriter to defray the expenses of the Principal Underwriter related to providing distribution-related services to the Fund in connection with the sale of the Class B shares, such as the payment of compensation to selected dealers and agents for selling Class B shares. The combination of the contingent deferred sales charge and the distribution services fee enables the Fund to sell the Class B shares without a sales charge being deducted at the time of purchase. The higher distribution services fee incurred by Class B shares will cause such shares to have a higher expense ratio and to pay lower dividends than those related to Class A shares.

         Contingent Deferred Sales Charge. Class B shares which are redeemed within four years of purchase will be subject to a contingent deferred sales charge at the rates set forth below charged as a percentage of the dollar amount subject thereto. The charge will be assessed on an amount equal to the lesser of the cost of the shares being redeemed or their net asset value at the time of redemption. Accordingly, no sales charge will be imposed on increases in net asset value above the initial purchase price. In addition, no charge will be assessed on shares derived from reinvestment of dividends or capital gains distributions.

         To illustrate, assume that on or after November 19, 1993 an investor purchased 100 Class B shares at $10 per share (at a cost of $1,000) and in the second year after purchase, the net asset value per share is $12 and, during such time, the investor has acquired 10 additional Class B shares upon dividend reinvestment. If at such time the investor makes his or her first redemption of 50 Class B shares (proceeds of $600), 10 Class B shares will not be subject to the remaining 40 Class B shares, the charge is applied only to the original cost of $10 per share and not to the increase in net asset value of $2 per share. Therefore, $400 of the $600 redemption proceeds will be charged at a rate of 3.0% (the applicable rate in the second year after purchase, as set forth below).

         The amount of the contingent deferred sales charge, if any, will vary depending on the number of years from the time of payment for the purchase of Class B shares until the time of redemption of such shares.

             Contingent Deferred Sales Charge as a %
               of Dollar Amount Subject to Charge


                   Shares Purchased         Shares Purchased
Year                    before                 on or after
Since Purchase     November 19, 1993        November 19, 1993


First                    3.0%                     4.00%
Second                   2.0%                     3.00%
Third                    1.0%                     2.00%
Fourth                   None                     1.00%

         In determining the contingent deferred sales charge applicable to a redemption, it will be assumed, in the case of Class B shares purchased on or after November 19, 1993, that the redemption is first of any shares in the shareholder's Fund account that are not subject to a contingent deferred sales charge, second of Class B shares held for over three years and third of Class A shares held shortest during the one-year period during which such shares are subject to the sales charge. When Class B shares acquired in an exchange are redeemed, the applicable contingent deferred sales charge and conversion schedules will be the schedules that applied to Class B shares of the Alliance Mutual Fund originally purchased by the shareholder at the time of their purchase.

         The contingent deferred sales charges on Class A and Class B shares are waived on redemptions of shares (i) following the death or disability, as defined in the Code, of a shareholder, (ii) to the extent that the redemption represents a minimum required distribution from an individual retirement account or other retirement plan to a shareholder who has attained the age of 70-1/2, (iii) that had been purchased by present or former Directors of the Fund, by the relative of any such person, by any trust, individual retirement account or retirement plan account for the benefit of any such person or relative, or by the estate of any such person or relative, or
(iv) pursuant to a systematic withdrawal plan (see "Shareholder Services-Systemic Withdrawal Plan" below).

         Conversion Feature. At the end of the period ending six years after the end of the calendar month in which the shareholder's purchase order was accepted, Class B shares will automatically convert to Class A shares and will no longer be subject to a higher distribution services fee. Such conversion will be on the basis of the relative net asset values of the two classes, without the imposition of any sales load, fee or other charge. The purpose of the conversion feature is to reduce the distribution services fee paid by holders of Class B shares that have been outstanding long enough for the Principal Underwriter to have been compensated for distribution expenses incurred in the sale of such shares.

         For purposes of conversion to Class A, Class B shares purchased through the reinvestment of dividends and distributions paid in respect of Class B shares in a shareholder's account will be considered to be held in a separate sub-account. Each time any Class B shares in the shareholder's account (other than those in the sub-account) convert to Class A, an equal pro-rata portion of the Class B shares in the sub-account will also convert to Class A.

         The conversion of Class B shares to Class A shares is subject to the continuing availability of an opinion of counsel to the effect that (i) the assessment of the higher distribution services fee and transfer agency costs with respect to Class B shares does not result in the Fund's dividends or distributions constituting "preferential dividends" under the Code, and (ii) the conversion of Class B shares to Class A shares does not constitute a taxable event under federal income tax law. The conversion of Class B shares to Class A shares may be suspended if such an opinion is no longer available at the time such conversion is to occur. In that event, no further conversions of Class B shares would occur, and shares might continue to be subject to the higher distribution services fee for an indefinite period which may extend beyond the period ending six years after the end of the calendar month in which the shareholder's purchase order was accepted.

Asset-Based Sales Charge Alternative--Class C Shares

         Investors choosing the asset-based sales charge alternative purchase Class C shares at the public offering price equal to the net asset value per share of the Class C shares on the date of purchase without the imposition of a sales charge either at the time of purchase or upon redemption. Class C shares are sold without an initial sales charge so that the Fund will receive the full amount of the investor's purchase payment and without a contingent deferred sales charge so that the investor will receive as proceeds upon redemption the entire net asset value of his or her Class C shares. The Class C distribution services fee enables the Fund to sell Class C shares without either an initial or contingent deferred sales charge. Class C shares do not convert to any other class of shares of the Fund and incur higher distribution services fees than Class A shares, and will thus have a higher expense ratio and pay correspondingly lower dividends than Class A shares.



               REDEMPTION AND REPURCHASE OF SHARES


         The following information supplements that set forth in the Fund's Prospectus under the heading "Purchase and Sale of Share--How to Sell Shares."

Redemption

         Subject only to the limitations described below, the Fund redeems the shares tendered to it, as described below, at a redemption price equal to their net asset value as next computed following the receipt of shares tendered for redemption in proper form. Except for any contingent deferred sales charge which may be applicable to Class A or Class B shares, there is no redemption charge. Payment of the redemption price will be made within seven days after the Fund's receipt of such tender for redemption.

         The right of redemption may not be suspended or the date of payment upon redemption postponed for more than seven days after shares are tendered for redemption, except for any period during which the Exchange is closed (other than customary weekend and holiday closings) or during which the Securities and Exchange Commission determines that trading thereon is restricted, or for any period during which an emergency (as determined by the Securities and Exchange Commission) exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or as a result of which it is not reasonably practicable for the Fund fairly to determine the value of its net assets, or for such other periods as the Securities and Exchange Commission may by order permit for the protection of security holders of the Fund.

         Payment of the redemption price will be made in cash. The value of a shareholder's shares on redemption or repurchase may be more or less than the cost of such shares to the shareholder, depending upon the market value of the Fund's portfolio securities at the time of such redemption or repurchase. Redemption proceeds on Class A or Class B shares will reflect the deduction of the contingent deferred sales charge, if any. Payment received by a shareholder upon redemption or repurchase of his shares, assuming the shares constitute capital assets in his hands, will result in long-term or short-term capital gains (or loss) depending upon the shareholder's holding period and basis in respect of the shares redeemed.

         To redeem shares of the Fund for which no stock certificates have been issued, the registered owner or owners should forward a letter to the Fund containing a request for redemption. The signature or signatures on the letter must be guaranteed by an institution that is an "eligible guarantor" as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended.

         Telephone Redemption By Electronic Funds Transfer. Requests for redemption of shares for which no stock certificates have been issued can also be made by telephone at (800) 221-5672 by a shareholder who has completed the appropriate portion of the Subscription Application or, in the case of an existing shareholder, an "Autosell" application obtained from Alliance Fund Services, Inc. A telephone redemption request must be for at least $500 and may not exceed $50,000, and must be made between 9:00 a.m. and 4:00 p.m. New York time on a Fund business day as defined above. Proceeds of telephone redemptions will be sent by Electronic Funds Transfer to a shareholder's designated bank account at a bank selected by the shareholder that is a member of the NACHA.

         Telephone Redemption By Check. Except as noted below, each Fund shareholder is eligible to request redemption, once in any 30-day period, of Fund shares by telephone at (800) 221-5672 before 4:00 p.m. New York time on a Fund business day in an amount not exceeding $50,000. Proceeds of such redemptions are remitted by check to the shareholder's address of record. Telephone redemption by check is not available with respect to shares (i) for which certificates have been issued, (ii) held in nominee or "street name" accounts, (iii) purchased within 15 calendar days prior to the redemption request, (iv) held by a shareholder who has changed his or her address of record within the preceding 30 calendar days or (v) held in any retirement plan account. A shareholder otherwise eligible for telephone redemption by check may cancel the privilege by written instruction to Alliance Fund Services, Inc., or by checking the appropriate box on the Subscription Application found in the Prospectus.

         General. During periods of drastic economic or market developments, such as the market break of October 1987, it is possible that shareholders would have difficulty in reaching Alliance Fund Services, Inc. by telephone (although no such difficulty was apparent at any time in connection with the 1987 market break). If a shareholder were to experience such difficulty, the shareholder should issue written instructions to Alliance Fund Services, Inc. at the address shown on the cover of this Statement of Additional Information. The Fund reserves the right to suspend or terminate its telephone redemption service at any time without notice. Neither the Fund nor the Adviser, the Principal Underwriter or Alliance Fund Services, Inc. will be responsible for the authenticity of telephone requests for redemptions that the Fund reasonably believes to be genuine. The Fund will employ reasonable procedures in order to verify that telephone requests for redemptions are genuine, including, among others, recording such telephone instructions and causing written confirmations of the resulting transactions to be sent to shareholders. If the Fund did not employ such procedures, it could be liable for losses arising from unauthorized or fraudulent telephone instructions. Selected dealers or agents may charge a commission for handling telephone requests for redemptions.

         To redeem shares of the Fund represented by stock certificates, the investor should forward the appropriate stock certificate or certificates, endorsed in blank or with blank stock powers attached, to the Fund with the request that the shares represented thereby, or a specified portion thereof, be redeemed. The stock assignment form on the reverse side of each stock certificate surrendered to the Fund for redemption must be signed by the registered owner or owners exactly as the registered name appears on the face of the certificate or, alternatively, a stock power signed in the same manner may be attached to the stock certificate or certificates or, where tender is made by mail, separately mailed to the Fund. The signature or signatures on the assignment form must be guaranteed in the manner described above.

Repurchase

         The Fund may repurchase shares through the Principal Underwriter or selected dealers or agents. The repurchase price will be the net asset value next determined after the Principal Underwriter receives the request (less the contingent deferred sales charge, if any, with respect to the Class A shares and Class B shares), except that requests placed through selected dealers or agents before the close of regular trading on the Exchange on any day will be executed at the net asset value determined as of such close of regular trading on that day if received by the Principal Underwriter prior to its close of business on that day (normally 5:00 p.m. New York time). The selected dealer or agent is responsible for transmitting the request to the Principal Underwriter by 5:00 p.m. If the selected dealer or agent fails to do so, the shareholder's right to receive that day's closing price must be settled between the shareholder and the dealer or agent. A shareholder may offer shares of the Fund to the Principal Underwriter either directly or through a selected dealer or agent. Neither the Fund nor the Principal Underwriter charges a fee or commission in connection with the repurchase of shares (except for the contingent deferred sales charge, if any, with respect to Class A shares and Class B shares). Normally, if shares of the Fund are offered through a selected dealer or agent, the repurchase is settled by the shareholder as an ordinary transaction with or through the selected dealer or agent, who may charge the shareholder for this service. The repurchase of shares of the Fund as described above is a voluntary service of the Fund and the Fund may suspend or terminate this practice at any time.

General

         The Fund reserves the right to close out an account that through redemption has remained below $200 for 90 days. Shareholders will receive 60 days written notice to increase the account value before the account is closed. No contingent deferred sales charge will be deducted from the proceeds of this redemption. In the case of a redemption or repurchase of shares of the Fund recently purchased by check, redemption proceeds will not be made available until the Fund is reasonably assured that the check has cleared, normally up to 15 calendar days following the purchase date.

                      SHAREHOLDER SERVICES


         The following information supplements that set forth in the Fund's Prospectus under the heading "Purchase and Sale of Shares--Shareholder Services." The shareholder services set forth below are applicable to all three classes of shares of the Fund.

Automatic Investment Program

         Investors may purchase shares of the Fund through an automatic investment program utilizing "pre-authorized check" drafts drawn on the investor's own bank account. Under such a program, pre-authorized monthly drafts for a fixed amount (at least $25) are used to purchase shares through the selected dealer or selected agent designated by the investor at the public offering price next determined after the Principal Underwriter receives the proceeds from the investor's bank. Drafts may be made in paper form or, if the investor's bank is a member of the NACHA, in electronic form. If made in paper form, the draft is normally made on the 20th day of each month, or the next business day thereafter. If made in electronic form, drafts can be made on or about a date each month selected by the shareholder. Investors wishing to establish an automatic investment program in connection with their initial investment should complete the appropriate portion of the Subscription Application found in the Prospectus. Current shareholders should contact Alliance Fund Services, Inc. at the address or telephone numbers shown on the cover of this Statement of Additional Information to establish an automatic investment program.

Exchange Privilege

         Class A shareholders of the Fund can exchange their Class A shares for Class A shares of any other Alliance Mutual Fund that offers Class A shares and for shares of Alliance World Income Trust, Inc. without the payment of any sales or service charges. For purposes of applying any applicable contingent deferred sales charge upon the newly acquired Class A shares, the period of time the Class A shares surrendered in the exchange have been held is added to the period of time the newly acquired shares have been held. Prospectuses for each Alliance Mutual Fund may be obtained by contacting Alliance Fund Services, Inc. at the address shown on the cover of this Statement of Additional Information or by telephone at (800) 227-4618 or, in Illinois,
(800) 227-4170.

         Class B shareholders of the Fund can exchange their Class B shares ("original Class B shares") for Class B shares of any other Alliance Mutual Fund that offers Class B shares ("new Class B shares") without the payment of any contingent deferred sales or service charges. For purposes of computing both the time remaining before the new Class B shares convert to Class A shares of that fund and the contingent deferred sales charge payable upon disposition of the new Class B shares, the period of time for which the original Class B shares have been held is added to the period of time for which the new Class B shares have been held. After an exchange, new Class B shares will automatically convert into Class A shares in accordance with the conversion schedule applicable to the Alliance Mutual Fund Class B shares originally purchased for cash, and when redemption occurs, the contingent deferred sales charge schedule applicable to the Class B shares originally purchased for cash is applied.

         Class C shareholders of the Fund can exchange their Class C shares for Class C shares of any other Alliance Mutual
Fund that offers Class C shares.

         All exchanges are subject to the minimum investment requirements and any other applicable terms set forth in the Prospectus for the Alliance Mutual Fund whose shares are being acquired. An exchange is effected through the redemption of the shares tendered for exchange and the purchase of shares being acquired at their respective net asset values as next determined following receipt by the Alliance Mutual Fund whose shares are being exchanged of (i) proper instructions and all necessary supporting documents as described in such fund's Prospectus, or
(ii) a telephone request for such exchange in accordance with the procedures set forth in the following paragraph. Exchanges involving the redemption of shares recently purchased by check will be permitted only after the Alliance Mutual Fund whose shares have been tendered for exchange is reasonably assured that the check has cleared, normally up to 15 calendar days following the purchase date. Exchanges of shares of Alliance Mutual Funds will generally result in the realization of a capital gain or loss for Federal income tax purposes.

         Each Fund shareholder, and the shareholder's selected dealer or agent, are authorized to make telephone requests for exchanges unless Alliance Fund Services, Inc., receives written instruction to the contrary from the shareholder, or the shareholder declines the privilege by checking the appropriate box on the Subscription Application found in the Prospectus.
Such telephone requests cannot be accepted with respect to shares then represented by stock certificates. Shares acquired pursuant to a telephone request for exchange will be held under the same account registration as the shares redeemed through such exchange.

         Eligible shareholders desiring to make an exchange should telephone Alliance Fund Services, Inc. with their account number and other details of the exchange, at (800) 221-5672 between 9:00 a.m. and 4:00 p.m., New York time, on a Fund business day as defined above. Telephone requests for exchange received before 4:00 p.m. New York time on a Fund business day will be processed as of the close of business on that day. During periods of drastic economic or market developments, such as the market break of October 1987, it is possible that shareholders would have difficulty in reaching Alliance Fund Services, Inc. by telephone (although no such difficulty was apparent at any time in connection with the 1987 market break). If a shareholder were to experience such difficulty, the shareholder should issue written instructions to Alliance Fund Services, Inc. at the address shown on the cover of this Statement of Additional Information.

         A shareholder may elect to initiate a monthly "Auto Exchange" whereby a specified dollar amount's worth of his or her Fund shares (minimum $25) is automatically exchanged for shares of another Alliance Mutual Fund. Auto Exchange transactions normally occur on the 12th day of each month, or the following Fund business day.

         Neither the Alliance Funds nor the Adviser, the Principal Underwriter or Alliance Fund Services, Inc. will be responsible for the authenticity of telephone requests for exchanges that the Fund reasonably believes to be genuine. The Fund will employ reasonable procedures in order to verify that telephone requests for exchanges are genuine, including, among others, recording such telephone instructions and causing written confirmations of the resulting transactions to be sent to shareholders. If the Fund did not employ such procedures, it could be liable for losses arising from unauthorized or fraudulent telephone instructions. Selected dealers or agents may charge a commission for handling telephone requests for exchanges.

         The exchange privilege is available only in states where shares of the Alliance Mutual Funds being acquired may be legally sold. Each Alliance Mutual Fund reserves the right, at any time on 60 days' notice to its shareholders, to reject any order to acquire its shares through exchange or otherwise to modify, restrict or terminate the exchange privilege.

Retirement Plans

         The Fund may be a suitable investment vehicle for part or all of the assets held in various types of retirement plans, such as those listed below. The Fund has available forms of such plans pursuant to which investments can be made in the Fund and other Alliance Mutual Funds. Persons desiring information concerning these plans should contact Alliance Fund Services, Inc. at the "Literature" telephone number on the cover of this Statement of Additional Information, or write to:

         Alliance Fund Services, Inc.
         Retirement Plans
         P.O. Box 1520
         Secaucus, New Jersey  07096-1520

         Individual Retirement Account ("IRA"). Individuals who receive compensation, including earnings from self-employment, are entitled to establish and make contributions to an IRA. Taxation of the income and gains paid to an IRA by the Fund is deferred until distribution from the IRA. An individual's eligible contribution to an IRA will be deductible if neither the individual nor his or her spouse is an active participant in an employer-sponsored retirement plan. If the individual or his or her spouse is an active participant in an employer-sponsored retirement plan, the individual's contributions to an IRA may be deductible, in whole or in part, depending on the amount of the adjusted gross income of the individual and his or her spouse.

         Employer-Sponsored Qualified Retirement Plans. Sole proprietors, partnerships and corporations may sponsor qualified money purchase pension and profit-sharing plans, including
Section 401(k) plans ("qualified plans"), under which annual tax-deductible contributions are made within prescribed limits based on compensation paid to participating individuals.

         If the aggregate net asset value of shares of the Alliance Mutual Funds held by a qualified plan reaches $5 million on or before December 15 in any year, all Class B shares and Class C shares of the Fund held by such plan can be exchanged at the plan's request, without any sales charge, for Class A shares of such Fund.

         Simplified Employee Pension Plan ("SEP"). Sole proprietors, partnerships and corporations may sponsor a SEP under which they make annual tax-deductible contributions to an IRA established by each eligible employee within prescribed limits based on employee compensation.

         403(b)(7) Retirement Plan. Certain tax-exempt organizations and public educational institutions may sponsor retirement plans under which an employee may agree that monies deducted from his or her compensation (minimum $25 per pay period) may be contributed by the employer to a custodial account established for the employee under the plan.

         The Alliance Plans Division of Frontier Trust Company, a subsidiary of Equitable which serves as custodian or trustee under the retirement plan prototype forms available from the Fund, charges certain nominal fees for establishing an account and for annual maintenance. A portion of these fees is remitted to Alliance Fund Services, Inc. as compensation for its services to the retirement plan accounts maintained with the Fund.

         Distributions from retirement plans are subject to certain Code requirements in addition to normal redemption procedures. For additional information please contact Alliance
Fund Services, Inc.

Dividend Direction Plan

         A shareholder who already maintains, in addition to his or her Class A, Class B or Class C Fund account, a Class A, Class B or Class C account with one or more other Alliance Mutual Funds may direct that income dividends and/or capital gains paid on his or her Class A, Class B or Class C Fund shares be automatically reinvested, in any amount, without the payment of any sales or service charges, in shares of the same class of such other Alliance Mutual Fund(s). Further information can be obtained by contacting Alliance Fund Services, Inc. at the address or the "Literature" telephone number shown on the cover of this Statement of Additional Information. Investors wishing to establish a dividend direction plan in connection with their initial investment should complete the appropriate section of the Subscription Application found in the Prospectus. Current shareholders should contact Alliance Fund Services, Inc. to establish a dividend direction plan.

Systematic Withdrawal Plan

         General. Any shareholder who owns or purchases shares of the Fund having a current net asset value of at least $4,000 (for quarterly or less frequent payments), $5,000 (for bi-monthly payments) or $10,000 (for monthly payments) may establish a systematic withdrawal plan under which the shareholder will periodically receive a payment in a stated amount of not less than $50 on a selected date. Systematic withdrawal plan participants must elect to have their dividends and distributions from the Fund automatically reinvested in additional shares of the Fund.

         Shares of the Fund owned by a participant in the Fund's systematic withdrawal plan will be redeemed as necessary to meet withdrawal payments and such withdrawal payments will be subject to any taxes applicable to redemptions and, except as discussed below, any applicable contingent deferred sales charge. Shares acquired with reinvested dividends and distributions will be liquidated first to provide such withdrawal payments and thereafter other shares will be liquidated to the extent necessary, and depending upon the amount withdrawn, the investor's principal may be depleted. A systematic withdrawal plan may be terminated at any time by the shareholder or the Fund.

         Withdrawal payments will not automatically end when a shareholder's account reaches a certain minimum level. Therefore, redemptions of shares under the plan may reduce or even liquidate a shareholder's account and may subject the shareholder to the Fund's involuntary redemption provisions. See "Redemption and Repurchase of Shares -- General." Purchases of additional shares concurrently with withdrawals are undesirable because of sales charges when purchases are made. While an occasional lump-sum investment may be made by a holder of Class A shares who is maintaining a systematic withdrawal plan, such investment should normally be an amount equivalent to three times the annual withdrawal or $5,000, whichever is less.

         Payments under a systematic withdrawal plan may be made by check or electronically via the Automated Clearing House ("ACH") network. Investors wishing to establish a systematic withdrawal plan in conjunction with their initial investment in shares of the Fund should complete the appropriate portion of the Subscription Application found in the Prospectus, while current Fund shareholders desiring to do so can obtain an application form by contacting Alliance Fund Services, Inc. at the address or the "Literature" telephone number shown on the cover of this Statement of Additional Information.

         Class B CDSC Waiver for Shares Acquired After July 1, 1995. Under a systematic withdrawal plan, up to 1% monthly, 2% bi-monthly or 3% quarterly of the value at the time of redemption of the Class B shares in a shareholder's account acquired after July 1, 1995 may be redeemed free of any contingent deferred sales charge. Class B shares acquired after July 1, 1995 that are not subject to a contingent deferred sales charge (such as shares acquired with reinvested dividends or distributions) will be redeemed first and will count toward these limitations. Remaining Class B shares acquired after July 1, 1995 that are held the longest will be redeemed next. Redemptions of Class B shares acquired after July 1, 1995 in excess of the foregoing limitations and redemptions of Class B shares acquired before July 1, 1995 will be subject to any otherwise applicable contingent deferred sales charge.

Statements and Reports

         Each shareholder of the Fund receives semi-annual and annual reports which include a portfolio of investments, financial statements and, in the case of the annual report, the report of the Fund's independent accountants, Price Waterhouse LLP, as well as a confirmation of each purchase and redemption. By contacting his or her broker or Alliance Fund Services, Inc., a shareholder can arrange for copies of his or her account statements to be sent to another person.



                         NET ASSET VALUE


         The per share net asset value is determined once daily as of the next close of regular trading on the Exchange (currently 4:00 p.m. New York time) following receipt of a purchase or redemption order by the Fund, on each Fund business day on which such an order is received and trading in the types of securities in which the Fund invests might materially affect the value of Fund shares and on such other days as the Directors of the Fund deem necessary in order to comply with Rule 22c-1 under the 1940 Act. A Fund business day is any weekday exclusive of national holidays on which the Exchange is closed and Good Friday. The net asset value is the net worth of the Fund (assets including securities at market value minus liabilities) divided by the number of Fund shares outstanding.

         All securities listed on an exchange for which market quotations are readily available are valued at the closing price on the exchange on the day of valuation or, if no such closing price is available, at the mean of bid and ask price quoted on such day. Other securities for which market quotations are readily available will be valued in a like manner. Options will be valued at such market value or fair value if no market exists. Futures contracts will be valued in a like manner, except that open futures contracts sales will be valued using the closing settlement price or, in the absence of such a price, the most recent quoted asked price. If there are no quotations available for the day of valuations, the last available closing price will be used. Securities and assets for which market quotations are not readily available (including investments that are subject to limitations as to their sale) are valued at fair value as determined in good faith by the Fund's Board of Directors.

         Short-term debt securities that mature in less than 60 days are valued at amortized cost if their term to maturity from date of purchase was less than 60 days, or by amortizing their value on the 61st day prior to maturity if their term to maturity from date of purchase when acquired by the Fund was more than 60 days, unless such amortized cost is determined by the Board of Directors not to represent fair value.

         For purposes of determining the Fund's net asset value per share, all assets and liabilities initially expressed in foreign currencies will be converted into U.S. Dollars at the mean of the current bid and asked prices of such currency against the U.S. Dollar last quoted by a major bank that is a regular participant in the foreign exchange market or on the basis of a pricing service that takes into account the quotes provided by a number of such major banks.

         The assets belonging to the Class A shares, the Class B shares and the Class C shares will be invested together in a single portfolio. The net asset value of each class will be determined separately by subtracting the expenses and liabilities allocated to that class from the assets belonging to that class pursuant to an order issued by the Commission.



               DIVIDENDS, DISTRIBUTIONS AND TAXES


United States Federal Income Taxation
of Dividends and Distributions

General

         The Fund qualified for the fiscal year ended
November 30, 1995 and intends to qualify in the future to be taxed as a "regulated investment company" under the Code. Such qualification relieves the Fund of federal income tax liability on the part of its net ordinary income and net realized capital gains which it timely distributes to its shareholders. Such qualification does not, of course, involve governmental supervision of or investment practices or policies. Investors should consult their own counsel for a complete understanding of the requirements the Fund must meet to qualify to be taxed as a "regulated investment company."

         The information set forth in the Prospectus and the following discussion relate solely to the significant United States federal income taxes on dividends and distributions by the Fund and assumes that the Fund qualifies to be taxed as a regulated investment company. An investor should consult his or her own tax counsel with respect to the specific tax consequences of being a shareholder of the Fund, including the effect and applicability of federal, state and local tax laws to his or her own particular situation and the possible effects of changes therein.

         It is the present policy of the Fund to distribute to shareholders all net investment income annually and to distribute net realized capital gains, if any, annually. The amount of any such distributions must necessarily depend upon the realization by the Fund of income and capital gains from investments.

         The Fund intends to declare and distribute dividends in the amounts and at the times necessary to avoid the application of the 4% federal excise tax imposed on certain undistributed income of regulated investment companies. The Fund will be required to pay the 4% excise tax to the extent it does not distribute to its shareholders during any calendar year an amount equal to the sum of (i) 98% of its ordinary taxable income for the calendar year, (ii) 98% of its capital gain net income and foreign currency gains for the twelve months ended October 31 (or November 30 if elected by the Fund) of such year and (iii) any ordinary income or capital gain net income from the preceding calendar year that was not distributed during such year. For this purpose, income or gain retained by the Fund that is subject to corporate income tax will be considered to have been distributed by the Fund by year-end. For federal income and excise tax purposes, dividends declared and payable to shareholders of record as of a date in October, November or December but actually paid during the following January will be taxable to these shareholders for the year declared, and not for the subsequent calendar year in which the shareholders actually receive the dividend.

         Dividends of the Fund's net ordinary income and distributions of any net realized short-term capital gain are taxable to shareholders as ordinary income. Dividends paid by the Fund and received by a corporate shareholder are eligible for the dividends received deduction to the extent that the Fund's income is derived from certain dividends received from domestic corporations, provided the corporate shareholder holds shares in the Fund for at least 46 days. In addition, the dividends received deduction will be disallowed to the extent the investment in shares of the Fund is financed with indebtedness.

         The excess of net long-term capital gains over the net short-term capital losses realized and distributed by the Fund to its shareholders will be taxable to the shareholders as long-term capital gains, irrespective of the length of time a shareholder may have held his or her Fund shares. Any dividend or distribution received by a shareholder on shares of the Fund will have the effect of reducing the net asset value of such shares by the amount of such dividend or distribution. Furthermore, a dividend or distribution made shortly after the purchase of such shares by a shareholder, although in effect a return of capital to that particular shareholder, would be taxable to him or her as described above. If a shareholder has held shares in the Fund for six months or less and during that period has received a distribution taxable to the shareholder as a long-term capital gain, any loss recognized by the shareholder on the sale of those shares during the six-month period will be treated as a long-term capital loss to the extent of the dividend.

         Dividends are taxable in the manner discussed regardless of whether they are paid to the shareholder in cash or are reinvested in additional shares of the Fund.

         It is the present policy of the Fund to distribute to shareholders all net investment income quarterly and to distribute net realized capital gains, if any, annually. The amount of any such distributions must necessarily depend upon the realization by the Fund of income and capital gains from investments.

         The Fund generally will be required to withhold tax at the rate of 31% with respect to dividends of net ordinary income and net distributions of realized capital gains payable to a noncorporate shareholder unless the shareholder certifies on his or her subscription application that the social security or taxpayer identification number provided is correct and that the shareholder has not been notified by the Internal Revenue Service that he or she is subject to backup withholding.

United States Federal Income Taxation of the Fund

         The following discussion relates to certain significant United States federal income tax consequences to the Fund with respect to the determination of its "investment company taxable income" each year. This discussion assumes that the Fund will be taxed as a regulated investment company for each of its taxable years.

         Options, Futures Contracts and Warrants. Regulated futures contracts are considered "section 1256 contracts" for federal income tax purposes. Section 1256 contracts held by the Fund at the end of each taxable year will be "marked to market" and treated for federal income tax purposes as though sold for fair market value on the last business day of such taxable year. Gain or loss realized by the Fund on section 1256 contracts generally will be considered 60% long-term and 40% short-term capital gain or loss. The Fund can elect to exempt its section 1256 contracts which are part of a "mixed straddle" (as described below) from the application of section 1256.

         With respect to put and call equity options, gain or loss realized by the Fund upon the lapse or sale of such options held by the Fund will be either long-term or short-term capital gain or loss depending upon the Fund's holding period with respect to such option. However, gain or loss realized upon the lapse or closing out of such options that are written by the Fund will be treated as short-term capital gain or loss. In general, if the Fund exercises an option, or if an option that the Fund has written is exercised, gain or loss on the option will not be separately recognized but the premium received or paid will be included in the calculation of gain or loss upon disposition of the property underlying the option. Warrants which are invested in by the Fund will generally be treated in the same manner for federal income tax purposes as options held by the Fund.

         Tax Straddles. Any option, futures contract, or other position entered into or held by the Fund in conjunction with any other position held by the Fund may constitute a "straddle" for federal income tax purposes. A straddle of which at least one, but not all, the positions are section 1256 contracts may constitute a "mixed straddle". In general, straddles are subject to certain rules that may affect the character and timing of the Fund's gains and losses with respect to straddle positions by requiring, among other things, that (i) loss realized on disposition of one position of a straddle not be recognized to the extent that the Fund has unrealized gains with respect to the other position in such straddle; (ii) the Fund's holding period in straddle positions be suspended while the straddle exists (possibly resulting in gain being treated as short-term capital gain rather than long-term capital gain); (iii) losses recognized with respect to certain straddle positions which are part of a mixed straddle and which are non-section 1256 positions be treated as 60% long-term and 40% short-term capital loss;
(iv) losses recognized with respect to certain straddle positions which would otherwise constitute short-term capital losses be treated as long-term capital losses; and (v) the deduction of interest and carrying charges attributable to certain straddle positions may be deferred. Various elections are available to the Fund which may mitigate the effects of the straddle rules, particularly with respect to mixed straddles. In general, the straddle rules described above do not apply to any straddles held by the Fund all of the offsetting positions of which consist of section 1256 contracts.

                     PORTFOLIO TRANSACTIONS


         Subject to the general supervision of the Board of Directors of the Fund, the Adviser is responsible for the investment decisions and the placing of orders for portfolio transactions for the Fund. The Adviser determines the broker to be used in each specific transaction with the objective of negotiating a combination of the most favorable commission and the best price obtainable on each transaction (generally defined as best execution). When consistent with the objective of obtaining best execution, brokerage may be directed to persons or firms supplying investment information to the Adviser. There may be occasions where the transaction cost charged by a broker may be greater than that which another broker may charge if the Fund determines in good faith that the amount of such transaction cost is reasonable in relation to the value of the brokerage, research and statistical services provided by the executing broker.

         Neither the Fund nor the Adviser has entered into agreements or understandings with any brokers regarding the placement of securities transactions because of research services they provide. To the extent that such persons or firms supply investment information to the Adviser for use in rendering investment advice to the Fund, such information may be supplied at no cost to the Adviser and, therefore, may have the effect of reducing the expenses of the Adviser in rendering advice to the Fund. While it is impossible to place an actual dollar value on such investment information, its receipt by the Adviser probably does not reduce the overall expenses of the Adviser to any material extent.

         The investment information provided to the Adviser is of the type described in Section 28(e)(3) of the Securities Exchange Act of 1934 and is designed to augment the Adviser's own internal research and investment strategy capabilities. Research services furnished by brokers through which the Fund effects securities transactions are used by the Adviser in carrying out its investment responsibilities with respect to all its client accounts.

         The Fund may deal in some instances in securities which are not listed on a national stock exchange but are traded in the over-the-counter market. The Fund may also purchase listed securities through the third market, i.e., from a dealer which is not a member of the exchange on which a security is listed.
Where transactions are executed in the over-the-counter market or third market, the Fund will seek to deal with the primary market makers; but when necessary in order to obtain the best price and execution, it will utilize the services of others. In all cases, the Fund will attempt to negotiate best execution.

         The Fund may from time to time place orders for the purchase or sale of securities (including listed call options) with Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), an affiliate of the Adviser, and with brokers which may have their transactions cleared or settled, or both, by the Pershing Division of DLJ, for which DLJ may receive a portion of the brokerage commission. In such instances, the placement of orders with such brokers would be consistent with the Fund's objective of obtaining best execution and would not be dependent upon the fact that DLJ is an affiliate of the Adviser. With respect to orders placed with DLJ for execution on a national securities exchange, commissions received must conform to Section 17(e)(2)(A) of the 1940 Act and Rule 17e-1 thereunder, which permit an affiliated person of a registered investment company (such as the Fund), or any affiliated person of such person, to receive a brokerage commission from such registered investment company provided that such commission is reasonable and fair compared to the commissions received by other brokers in connection with comparable transactions involving similar securities during a comparable period of time.

         During the fiscal years ended November 30, 1995, 1994 and 1993, the Fund incurred brokerage commissions amounting in the aggregate to $619,643, $406,313 and $400,871. During the fiscal years ended November 30, 1995, 1994 and 1993, brokerage commissions amounting in the aggregate to $0, $0 and $0, respectively, were paid to DLJ and brokerage commissions amounting in the aggregate to$0, $0 and $0, respectively, were paid to brokers utilizing the Pershing Division of DLJ. During the fiscal year ended November 30, 1995, the brokerage commissions paid to DLJ constituted 0% of the fund's aggregate brokerage commissions and the brokerage commissions paid to brokers utilizing the Pershing Division of DLJ constituted 0% of the Fund's aggregate brokerage commissions. During the fiscal year ended November 30, 1995, of the Fund's aggregate dollar amount of brokerage transactions involving the payment of commissions 0% were effected through DLJ and 0% were effected through brokers utilizing the Pershing Division of DLJ. During the fiscal year ended November 30, 1995, transactions in the portfolio securities of the Fund aggregating $546,161,814 with associated brokerage commissions of approximately $619,643 were allocated to persons or firms supplying research services to the Fund or the Adviser.

                       GENERAL INFORMATION


Capitalization

         The Fund is a Maryland corporation organized in 1992.
The authorized Capital Stock of the Fund consists of 3,000,000,000 shares of Class A common stock, 3,000,000,000 shares of Class B common stock and 3,000,000,000 shares of Class C common stock, each having $.001 par value.

         All shares of the Fund, when issued, are fully paid and non-assessable. The Directors are authorized to reclassify and issue any unissued shares to any number of additional series without shareholder approval. Accordingly, the Directors in the future, for reasons such as the desire to establish one or more additional portfolios with different investment objectives, policies or restrictions, may create additional classes or series of shares. Any issuance of shares of another class or series would be governed by the 1940 Act and the law of the State of Maryland. If shares of another series were issued in connection with the creation of a second portfolio, each share of either portfolio would normally be entitled to one vote for all purposes. Generally, shares of both portfolios would vote as a single series on matters, such as the election of Directors, that affected both portfolios in substantially the same manner. As to matters affecting each portfolio differently, such as approval of the Advisory Agreement and changes in investment policy, shares of each portfolio would vote as a separate series. Procedures for calling a shareholders' meeting for the removal of Directors of the Fund, similar to those set forth in Section 16(c) of the 1940 Act will be available to shareholders of the Fund. The rights of the holders of shares of a series may not be modified except by the vote of a majority of the outstanding shares of such series.

         An order has been received from the Securities and Exchange Commission permitting the issuance and sale of three classes of shares representing interests in the Fund. The issuance and sale of any additional classes will require an additional order from the Securities and Exchange Commission. There is no assurance that such exemptive relief would be granted.

         At January 15, 1996 there were 24,384,986 shares of common stock of the Fund outstanding including 5,434,724 Class A shares, 17,306,757 Class B shares and 1,643,505 shares were Class C shares. To the knowledge of the Fund, the following persons owned of record, and no person owned beneficially, 5% or more of the outstanding shares of the Fund as of January 15, 1996:

                               No. of  % of     % of     % of
Name and Address               Shares  Class A  Class B  Class C

Merrill Lynch
4800 Deer Lake Dr. East
Jacksonville, FL 32246       472,890     8.70

                           5,877,102              22.40

                             591,571                        35.99

Profit Sharing Plan for
Alliance Employees
Attn: R. Richmond
1345 Ave. of the Americas
New York, NY 10105           706,621    13.00

BHC Securities
100 N. 20th St.
Philadelphia, PA 19103       329,348     6.06


Custodian

         State Street Bank and Trust Company, 225 Franklin
Street, Boston, Massachusetts 02110, acts as custodian for the securities and cash of the Fund but plays no part in deciding the purchase or sale of portfolio securities.

Principal Underwriter

         Alliance Fund Distributors, Inc., 1345 Avenue of the Americas, New York, New York 10105, serves as the Fund's Principal Underwriter and as such may solicit orders from the public to purchase shares of the Fund. Alliance Fund Distributors, Inc. is not obligated to sell any specific amount of shares and will purchase shares for resale only against orders for shares. Under the Agreement between the Fund and the Principal Underwriter the Fund has agreed to indemnify the Principal Underwriter, in the absence of its willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, against certain civil liabilities, including liabilities under the Securities Act.

Counsel

         Legal matters in connection with the issuance of the shares of Common Stock offered hereby are passed upon by Seward & Kissel, One Battery Park Plaza, New York, New York 10004. Seward & Kissel has relied upon the opinion of Venable, Baetjer and Howard, LLP, 1800 Mercantile Bank & Trust Building, 2 Hopkins Plaza, Baltimore, Maryland 21201, for matters relating to Maryland law.

Independent Accountants

         Price Waterhouse LLP, 1177 Avenue of the Americas, New
York, New York 10036, has been appointed as independent accountants for the Fund.

Performance Information

         From time to time the Fund advertises its "total return". Computed separately for each class, the Fund's total return is its average annual compounded total return for its most recently completed one, five and ten year periods (or the period since the Fund's inception). The Fund's total return for each such period is computed by finding, through the use of a formula prescribed by the Commission, the average annual compounded rate of return over the period that would equate an assumed initial amount invested to the value of such investment at the end of the period. For purposes of computing total return, income dividends and capital gains distributions paid on shares of the Fund are assumed to have been reinvested when received and the maximum sales charge applicable to purchases of Fund shares is assumed to have been paid. The Fund will include performance data for Class A, Class B and Class C shares in any advertisement or information including performance data of the Fund.

         The Fund's average annual compounded total return for Class A, Class B and Class C shares for the one year period ended November 30, 1995 was 49.95%, 49.01% and 48.96%, respectively.
The Fund's compounded total return for Class A, Class B and Class C shares for the period since inception is 18.49%, 17.84% and 20.08%, respectively. The Fund commenced distribution on September 17, 1992 for Class A and B shares and on May 3, 1993 for Class C shares.

         The Fund's total return is computed separately for Class A, Class B and Class C shares. The Fund's total return is not fixed and will fluctuate in response to prevailing market conditions or as a function of the type and quality of the securities in the Fund's portfolio and the Fund's expenses.
Total return information is useful in reviewing the Fund's performance, but such information may not provide a basis for comparison with bank deposits or other investments which pay a fixed yield for a stated period of time. An investor's principal invested in the Fund is not fixed and will fluctuate in response to prevailing market conditions.

         Advertisements quoting performance rankings or ratings of the Fund as measured by financial publications or by independent organizations such as Lipper Analytical Services, Inc. ("Lipper") and Morningstar, Inc. and advertisements presenting the historical record of payments of income dividends by the Fund may also from time to time be sent to investor or placed in newspapers, magazines such as The New York Times, The Wall Street Journal, Barrons, Investor's Daily, Money Magazine, Changing Times, Business Week and Forbes or other media on behalf of the Fund. The Fund has been ranked by Lipper in the category known as "Growth Fund".

         In addition, Lipper has ranked the Fund as; #10 for Class A shares, #14 for Class B shares and #15 for Class C shares, respectively, out of 572 growth funds for the period ended December 31, 1995. The Morningstar ratings and the Lipper rankings may be used in advertisements and sales literature relating to such Fund.

Additional Information

         Any shareholder inquiries may be directed to the shareholder's broker or to Alliance Fund Services, Inc. at the address or telephone numbers shown on the front cover of this Statement of Additional Information. This Statement of Additional Information does not contain all the information set forth in the Registration Statement filed by the Fund with the Securities and Exchange Commission. Copies of the Registration Statement may be obtained at a reasonable charge from the Securities and Exchange Commission or may be examined, without charge, at the offices of the Securities and Exchange Commission in Washington, D.C.

ALLIANCE PREMIER GROWTH FUND

ANNUAL REPORT
NOVEMBER 30, 1995



PORTFOLIO OF INVESTMENTS
NOVEMBER 30, 1995                                  ALLIANCE PREMIER GROWTH FUND
_______________________________________________________________________________

COMPANY                                          SHARES        VALUE
----------------------------------------------------------------------
COMMON STOCKS AND OTHER INVESTMENTS-95.0%
CONSUMER PRODUCTS & SERVICES-39.4%
AIRLINES-8.7%
British Airways Plc. (ADR)(a)                    71,400    $ 5,024,775
KLM Royal Dutch Air                             122,410      4,223,145
Northwest Airlines Corp. Cl.A*                  128,800      6,488,300
UAL, Corp.                                       62,350     13,046,737
                                                            28,782,957

BIOTECHNOLOGY-1.2%
Amgen, Inc.*                                     83,000      4,118,875

BROADCASTING & CABLE-7.9%
AirTouch Communications, Inc.*                  370,500     10,790,812
Cox Communications, Inc.*                       120,100      2,402,000
Tele-Communications, Inc. Cl.A*                 500,200      9,253,700
Tele-Comm Liberty Media*
 (units)                                         86,250      2,415,000
Viacom, Inc. Cl.B*                               23,995      1,157,759
                                                            26,019,271

COSMETICS-1.8%
Gillette Co.                                    113,500      5,887,813

DRUGS, HOSPITAL SUPPLIES & MEDICAL SERVICES-6.4%
Columbia/HCA Healthcare Corp.                   131,500      6,788,687
Pfizer, Inc.                                     64,100      3,717,800
Schering-Plough Corp.                            22,100      1,267,988
United Healthcare Corp.                         148,100      9,311,787
                                                            21,086,262

ENTERTAINMENT & LEISURE-1.9%
Walt Disney Co.                                 104,700      6,295,088

FOOD, BEVERAGES & TOBACCO-7.4%
Coca-Cola Co.                                    24,400      1,848,300
PepsiCo, Inc.                                    41,700      2,303,925
Philip Morris Cos., Inc.                        232,800     20,428,200
                                                            24,580,425

RESTAURANTS-3.1%
McDonald's Corp.                                226,300     10,098,638
RETAILING-1.0%
Home Depot, Inc.                                 71,200      3,159,500
Wal-Mart Stores, Inc.                            10,200        244,800
                                                             3,404,300
                                                           130,273,629


TECHNOLOGY-28.1%
COMMUNICATIONS EQUIPMENT-7.7%
cisco Systems, Inc.*                             90,300      7,596,487
Ericsson (L.M.) Telephone Co.                   108,690      2,581,388
Motorola, Inc.                                   97,600      5,978,000
Nokia Corp. (ADR)* (b)                          175,500      9,520,875
                                                            25,676,750

COMPUTER HARDWARE-4.5%
COMPAQ Computer Corp.*                          108,000      5,346,000
Hewlett-Packard Co.                             114,600      9,497,475
                                                            14,843,475

COMPUTER SOFTWARE & SERVICES-5.2%
First Data Corp.                                 32,000      2,272,000
General Motors Corp. Cl.E                       157,100      7,933,550
Microsoft Corp.*                                 46,800      4,077,450
Oracle Systems Corp.*                            63,850      2,897,194
                                                            17,180,194


6



                                                   ALLIANCE PREMIER GROWTH FUND
_______________________________________________________________________________

COMPANY                                          SHARES        VALUE
----------------------------------------------------------------------
SEMI-CONDUCTORS & RELATED-10.7%
Applied Materials, Inc.*                        257,000    $12,496,625
Intel Corp., warrants 3/16/98*                  450,000     14,006,250
Micron Technology, Inc.                         162,600      8,902,350
                                                            35,405,225
                                                            93,105,644


FINANCIAL SERVICES-21.7%
BANKING & CREDIT-7.7%
First Bank Systems, Inc.                         34,400      1,775,900
First Chicago Corp.                              53,600      3,725,200
First Interstate Bancorp                         23,200      3,108,800
NationsBank Corp.                                66,400      4,739,300
Norwest Corp.                                   371,200     12,249,600
                                                            25,598,800

BROKERAGE & MONEY MANAGEMENT-3.5%
Merrill Lynch & Co., Inc.                       205,100     11,408,688

INSURANCE-5.5%
American International Group, Inc.               83,550      7,498,612
General Reinsurance Corp.                        34,600      5,177,025
Travelers, Inc.                                  90,300      5,372,850
                                                            18,048,487

MORTGAGE BANKING-3.4%
Federal Home Loan Mortgage Corp.                 93,400      7,191,800
Federal National Mortgage Assn.                  38,000      4,161,000
                                                            11,352,800



                                               SHARES OR
                                               PRINCIPAL
                                                 AMOUNT
COMPANY                                           (000)        VALUE
----------------------------------------------------------------------
OTHER-1.6%
MBNA Corp.                                      131,400    $ 5,305,275
                                                            71,714,050


MULTI INDUSTRY-3.7%
ITT Corp.                                       101,000     12,385,125


UTILITIES-2.1%
TELEPHONE-2.1%
AT & T Corp.                                    104,500      6,897,000

Total Common Stocks and Other Investments
  (cost $253,832,263)                                      314,375,448


SHORT TERM INVESTMENTS-3.7%
COMMERCIAL PAPER-3.7%
General Electric Credit Corp.
  5.88%, 12/01/95
  (amortized cost $12,370,000)                  $12,370     12,370,000

TOTALINVESTMENTS-98.7%
  (cost $266,202,263)                                      326,745,448
Other assets less liabilities-1.3%                           4,387,469

NETASSETS-100%                                            $331,132,917


*   Non-income producing security.
(a) Country of origin - United Kingdom.
(b) Country of origin - Finland.
    Glossary:
    ADR - American Depository Receipt
    See notes to financial statements.


7



STATEMENT OF ASSETS AND LIABILITIES
NOVEMBER 30, 1995                                  ALLIANCE PREMIER GROWTH FUND
_______________________________________________________________________________

ASSETS
  Investments in securities, at value (cost $266,202,263)          $326,745,448
  Cash                                                                      282
  Receivable for capital stock sold                                   2,765,456
  Receivable for investment securities sold                           2,675,944
  Dividend receivable                                                   274,957
  Deferred organization expenses                                        112,126
  Total assets                                                      332,574,213

LIABILITIES
  Payable for capital stock redeemed                                    441,077
  Payable for investment securities purchased                           311,368
  Advisory fee payable                                                  261,149
  Distribution fee payable                                              226,422
  Accrued expenses                                                      201,280
  Total liabilities                                                   1,441,296

NET ASSETS                                                         $331,132,917

COMPOSITION OF NET ASSETS
  Capital stock, at par                                                 $20,865
  Additional paid-in capital                                        243,310,847
  Accumulated net realized gain                                      27,258,020
  Net unrealized appreciation of investments                         60,543,185
                                                                   $331,132,917

CALCULATION OF MAXIMUM OFFERING PRICE
  CLASS A SHARES
  Net asset value and redemption price per share($72,365,998/
    4,497,552 shares of capital stock issued and outstanding)            $16.09
  Sales charge-4.25% of public offering price                               .71
  Maximum offering price                                                 $16.80

  CLASS B SHARES
  Net asset value and offering price per share($238,087,540/
    15,060,319 shares of capital stock issued and outstanding)           $15.81

  CLASS C SHARES
  Net asset value, redemption and offering price per share($20,679,379/
    1,306,812 shares of capital stock issued and outstanding)            $15.82


See notes to financial statements.


8



STATEMENT OF OPERATIONS
YEAR ENDED NOVEMBER 30, 1995                       ALLIANCE PREMIER GROWTH FUND
_______________________________________________________________________________

INVESTMENT INCOME
  Dividends(net of foreign taxes withheld of $44,882)  $2,994,474
  Interest                                                349,347  $ 3,343,821

EXPENSES
  Advisory fee                                          2,261,352
  Distribution fee - Class A                              152,930
  Distribution fee - Class B                            1,690,053
  Distribution fee - Class C                              107,066
  Transfer agency                                         409,483
  Administrative                                          138,638
  Audit and legal                                          82,370
  Custodian                                                80,165
  Printing                                                 70,045
  Registration                                             66,087
  Amortization of organization expenses                    64,240
  Directors' fees                                          24,327
  Taxes                                                    18,903
  Miscellaneous                                            19,943
  Total expenses                                                     5,185,602
  Net investment loss                                               (1,841,781)

REALIZED AND UNREALIZED GAIN ON INVESTMENTS
  Net realized gain on investments                                  29,212,645
  Net change in unrealized depreciation on investments              61,872,933
  Net gain on investments                                           91,085,578

NET INCREASE IN NET ASSETS FROM OPERATIONS                         $89,243,797


See notes to financial statements.


9



STATEMENT OF CHANGES IN NET ASSETS                 ALLIANCE PREMIER GROWTH FUND
_______________________________________________________________________________

                                                     YEAR ENDED     YEAR ENDED
                                                    NOVEMBER 30,   NOVEMBER 30,
                                                        1995           1994
                                                   -------------  -------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment loss                              $ (1,841,781)  $ (2,122,069)
  Net realized gain on investments                   29,212,645     14,717,095
  Net change in unrealized appreciation
    (depreciation) on investments                    61,872,933    (19,665,055)
  Net increase (decrease) in net assets from
    operations                                       89,243,797     (7,070,029)

DISTRIBUTIONS TO SHAREHOLDERS FROM:
  Net realized gain on investments
    Class A                                          (2,048,903)            -0-
    Class B                                          (8,195,775)            -0-
    Class C                                            (420,556)            -0-

CAPITAL STOCK TRANSACTIONS
  Net increase (decrease)                            70,088,278     (6,378,068)
  Total increase (decrease)                         148,666,841    (13,448,097)

NET ASSETS
  Beginning of year                                 182,466,076    195,914,173
  End of year                                      $331,132,917   $182,466,076


See notes to financial statements.


10



NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1995                                  ALLIANCE PREMIER GROWTH FUND
_______________________________________________________________________________

NOTE A: SIGNIFICANT ACCOUNTING POLICIES
Alliance Premier Growth Fund, Inc. (the "Fund), organized as a Maryland corporation on July 9, 1992, is registered under the Investment Company Act of 1940 as a non-diversified, open-end management investment company. The Fund offers Class A, Class B and Class C shares. Class A shares are sold with a front-end sales charge of up to 4.25%. Class B shares are sold with a contingent deferred sales charge which declines from 4% to zero depending on the period of time the shares are held. Class B shares will automatically convert to Class A shares six years after the end of the calendar month of purchase. Class C shares are sold without an initial or contingent deferred sales charge. All three classes of shares have identical voting, dividend, liquidation and other rights, except that each class bears different distribution expenses and has exclusive voting rights with respect to its distribution plan. The following is a summary of significant accounting policies followed by the Fund.

1. SECURITY VALUATION
Securities traded on national securities exchanges are valued at the last reported sales price, or, if no sale occurred, at the mean of the bid and asked price at the close of the New York Stock Exchange. Over-the-counter securities not traded on national securities exchanges are valued at the closing bid price. Debt securities are valued at the mean of the bid and asked price except that debt securities maturing within 60 days are valued at amortized cost which approximates market value. Securities for which current market quotations are not readily available (including investments which are subject to limitations as to their sale) are valued at their fair value as determined in good faith by the Board of Directors.

2. ORGANIZATION EXPENSES
Organization expenses of approximately $316,110 have been deferred and are being amortized on a straight-line basis through September, 1997.

3. INVESTMENT INCOME AND SECURITY TRANSACTIONS
Security transactions are accounted for on the trade date and dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Fund accretes discounts on debt securities owned. Security gains and losses are determined on the identified cost basis.

4. TAXES
It is the Fund's policy to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its investment company taxable income and net realized gains, if any, to shareholders. Therefore, no provisions for federal income or excise taxes are required.

To reflect reclassifications arising from permanent book/tax differences for the year ended November 30, 1995, $(1,841,781) was reclassified from accumulated net investment loss to accumulated net realized gain, and $(163,404) was reclassified from accumulated net realized gain to additional paid-in capital.

5. DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions to shareholders are recorded on the ex-dividend date. Income dividends and capital gain distributions are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles.

NOTE B: ADVISORY FEE AND OTHER TRANSACTIONS WITH AFFILIATES
Under the terms of an investment advisory agreement, the Fund pays Alliance Capital Management L.P., (the "Adviser") an advisory fee at an annual rate of 1% of the average daily net assets of the Fund. Such fee is accrued daily and paid monthly. The Adviser has agreed, under the terms of the investment advisory agreement, to reimburse the Fund to the extent that its aggregate expenses (exclusive of interest, taxes, brokerage, distribution fee, and extraordinary expenses) exceed the limits prescribed by any state in which the Fund's shares are qualified for sale. The Adviser believes that the most restrictive expense ratio limitation imposed by any state is 2.5% of the first $30 million of its average daily net assets, 2.0% of the next $70 million of its average daily net assets and 1.5% of its average daily net assets in excess of $100 million. No such reimbursement was required for the year ended November 30, 1995. Pursuant to the advisory agreement, the Fund paid $138,638 to the Adviser representing the cost of certain legal and accounting services provided to the Fund by the Adviser for the year ended


11



NOTES TO FINANCIAL STATEMENTS (CONTINUED)          ALLIANCE PREMIER GROWTH FUND
_______________________________________________________________________________

November 30, 1995. The Fund compensates Alliance Fund Services, Inc. (a wholly-owned subsidiary of the Adviser) under a Transfer Agency Agreement for providing personnel and facilities to perform transfer agency services for the Fund. Such compensation amounted to $256,719 for the year ended November 30, 1995.

Alliance Fund Distributors, Inc. (a wholly-owned subsidiary of the Adviser) serves as the Distributor of the Fund's shares. The Distributor received front-end sales charges of $33,038 from the sale of Class A shares and $239,569 in contingent deferred sales charges imposed upon redemptions by shareholders of Class B shares for the year ended November 30, 1995.

Brokerage commissions paid on securities transactions for the year ended November 30, 1995, amounted to $619,643, none of which was paid to brokers utilizing the services of the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corp., ("DLJ") an affiliate of the Adviser nor to DLJ directly.

NOTE C: DISTRIBUTION SERVICES AGREEMENT
The Fund has adopted a Distribution Services Agreement (the "Agreement") pursuant to Rule 12b-1 under the Investment Company Act of 1940. Under the Agreement, the Fund pays a distribution fee to the Distributor at an annual rate of up to .50 of 1% of the average daily net assets attributable to the Class A shares and 1% of the average daily net assets attributable to the Class B and Class C shares. Such fee is accrued daily and paid monthly. The Agreement provides that the Distributor will use such payments in their entirety for distribution assistance and promotional activities. The Distributor has incurred expenses in excess of the distribution costs reimbursed by the Fund in the amount of $5,101,361 and $267,542, for Class B and C shares, respectively; such costs may be recovered from the Fund in future periods so long as the Agreement is in effect. In accordance with the Agreement, there is no provision for recovery of unreimbursed distribution costs, incurred by the Distributor, beyond the current fiscal year for Class A shares. The Agreement also provides that the Adviser may use its own resources to finance the distribution of the Fund's shares.

NOTE D: INVESTMENT TRANSACTIONS
Purchases and sales of investment securities (excluding short-term investments) aggregated $293,795,939 and $252,365,875, respectively, for the year ended November 30, 1995. There were no purchases or sales of U.S. Government or government agency obligations for the year ended November 30, 1995.

At November 30, 1995 the cost of securities for federal income tax purposes was $266,313,700. Accordingly, gross unrealized appreciation of investments was $61,977,331 and gross unrealized depreciation of investments was $1,545,583 resulting in net unrealized appreciation of $60,431,748.

NOTE E: SUBSEQUENT EVENT
Alliance Premier Growth Fund's Board of Directors has approved the acquisition by the Fund of the assets and certain liabilities of the Alliance Counterpoint Fund in exchange for each class of shares of the Fund. A meeting of shareholders is currently scheduled for February 29, 1996 to consider approval of this transaction.

12



                                                   ALLIANCE PREMIER GROWTH FUND
_______________________________________________________________________________

NOTE F: CAPITAL STOCK
There are 9,000,000,000 shares of $0.001 par value capital stock authorized, divided into three classes, designated Class A, Class B and Class C shares. Each Class consists of 3,000,000,000 authorized shares. Transactions in capital stock were as follows:


                                 SHARES                      AMOUNT
                        --------------------------  ---------------------------
                        YEAR ENDED    YEAR ENDED     YEAR ENDED    YEAR ENDED
                        NOVEMBER 30,  NOVEMBER 30,  NOVEMBER 30,   NOVEMBER 30,
                            1995          1994           1995           1994
                        -----------  ------------  -------------  -------------
CLASS A
Shares sold              2,089,549       724,402    $29,939,297   $  8,578,358
Shares issued in
  reinvestment of
  distributions            169,905            -0-     1,789,100             -0-
Shares redeemed           (841,979)   (1,074,753)   (10,952,691)   (12,684,053)
Net increase(decrease)   1,417,475      (350,351)   $20,775,706   $ (4,105,695)

CLASS B
Shares sold              5,397,522     2,561,556    $75,559,108   $ 30,140,522
Shares issued in
  reinvestment of
  distributions            571,259            -0-     5,946,806             -0-
Shares redeemed         (3,304,696)   (3,099,737)   (41,887,940)   (36,204,123)
Net increase(decrease)   2,664,085      (538,181)   $39,617,974   $ (6,063,601)

CLASS C
Shares sold                941,434       541,546    $13,348,558   $  6,428,560
Shares issued in
  reinvestment of
  distributions             22,275            -0-       232,105             -0-
Shares redeemed           (305,550)     (225,438)    (3,886,065)    (2,637,332)
Net increase               658,159       316,108    $ 9,694,598   $  3,791,228


13



FINANCIAL HIGHLIGHTS                               ALLIANCE PREMIER GROWTH FUND
_______________________________________________________________________________

SELECTED DATA FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD


                                                 CLASS A
                                -----------------------------------------------
                                   YEAR ENDED NOVEMBER 30,        SEP. 28,1992*
                                --------------------------------       TO
                                   1995       1994       1993     NOV. 30,1992
                                ---------  ---------  ---------  --------------
Net asset value, beginning
  of period                      $11.41     $11.78     $10.79     $10.00

INCOME FROM INVESTMENT
OPERATIONS
Net investment income (loss)       (.03)      (.09)      (.05)       .01
Net realized and unrealized
  gain (loss) on investments       5.38       (.28)      1.05        .78
Net increase (decrease) in net
  asset value from operations      5.35       (.37)      1.00        .79

LESS: DISTRIBUTIONS
Dividends from net investment
  income                             -0-        -0-      (.01)        -0-
Distributions from net
  realized gains                   (.67)        -0-        -0-        -0-
Total dividends and
  distributions                    (.67)        -0-      (.01)        -0-
Net asset value, end of period   $16.09     $11.41     $11.78     $10.79

TOTAL RETURN
Total investment return based
  on net asset value (a)          49.95%     (3.14)%     9.26%      7.90%

RATIOS/SUPPLEMENTAL DATA
Net assets, end of period
  (000's omitted)               $72,366    $35,146    $40,415     $4,893
Ratio of expenses to average
  net assets                       1.75%      1.96%      2.18%      2.17%(b)(c)
Ratio of net investment income
  (loss) to average net assets     (.28)%     (.67)%     (.61)%      .91%(b)(c)
Portfolio turnover rate             114%        98%        68%        -0-%


See footnote summary on page 16.


14



                                                   ALLIANCE PREMIER GROWTH FUND
_______________________________________________________________________________

SELECTED DATA FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD


                                                 CLASS B
                                -----------------------------------------------
                                   YEAR ENDED NOVEMBER 30,        SEP. 28,1992*
                                --------------------------------       TO
                                   1995       1994       1993     NOV. 30,1992
                                ---------  ---------  ---------  --------------
Net asset value, beginning
  of period                      $11.29     $11.72     $10.79     $10.00

INCOME FROM INVESTMENT
OPERATIONS
Net investment loss                (.11)      (.15)      (.10)        -0-
Net realized and unrealized
  gain (loss) on investments       5.30       (.28)      1.03        .79
Net increase (decrease) in net
  asset value from operations      5.19       (.43)       .93        .79

LESS: DISTRIBUTIONS
Distributions from net
  realized gains                   (.67)        -0-        -0-        -0-
Net asset value, end of period   $15.81     $11.29     $11.72     $10.79

TOTAL RETURN
Total investment return based
  on net asset value (a)          49.01%     (3.67)%     8.64%      7.90%

RATIOS/SUPPLEMENTAL DATA
Net assets, end of period
  (000's omitted)              $238,088   $139,988   $151,600    $19,941
Ratio of expenses to average
  net assets                       2.43%      2.47%      2.70%      2.68%(b)(c)
Ratio of net investment income
  (loss) to average net assets     (.95)%    (1.19)%    (1.14)%      .35%(b)(c)
Portfolio turnover rate             114%        98%        68%        -0-%


See footnote summary on page 16.


15



FINANCIAL HIGHLIGHTS (CONTINUED)                   ALLIANCE PREMIER GROWTH FUND
_______________________________________________________________________________

SELECTED DATA FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD


                                                        CLASS C
                                         -------------------------------------
                                         YEAR ENDED NOVEMBER 30,  MAY 3,1993**
                                         -----------------------       TO
                                              1995        1994    NOV. 30,1993
                                         -----------  ----------  ------------
Net asset value, beginning of period        $11.30      $11.72     $10.48

INCOME FROM INVESTMENT OPERATIONS
Net investment loss                           (.08)       (.09)      (.05)
Net realized and unrealized gain (loss)
  on investments                              5.27        (.33)      1.29
Net increase (decrease) in net asset
  value from operations                       5.19        (.42)      1.24

LESS:DISTRIBUTIONS
Distributions from net realized gains         (.67)         -0-        -0-
Net asset value, end of period              $15.82      $11.30     $11.72

TOTAL RETURN
Total investment return based on net
  asset value (a)                            48.96%      (3.58)%    11.83%

RATIOS/SUPPLEMENTAL DATA
Net assets, end of period(000's omitted)   $20,679      $7,332     $3,899
Ratio of expenses to average net assets       2.42%       2.47%      2.79%(c)
Ratio of net investment loss to
  average net assets                          (.97)%     (1.16)%    (1.35)%(c)
Portfolio turnover rate                        114%         98%        68%


*   Commencement of operations.
**  Commencement of distribution.

(a) Total investment return is calculated assuming an initial investment made at the net asset value at the beginning of the period, reinvestment of all dividends and distributions at net asset value during the period, and redemption on the last day of the period. Initial sales charge or contingent deferred sales charge is not reflected in the calculation of total investment return. Total investment return calculated for a period of less than one year is not annualized.

(b) If the Fund had borne all expenses, the expense ratios would have been 3.33% and 3.78% for Class A and Class B shares, respectively. The net investment loss ratios would have been (.25)% and (.75)%, for Class A and Class B, respectively.

(c) Annualized.


16



REPORT OF INDEPENDENT ACCOUNTANTS                  ALLIANCE PREMIER GROWTH FUND
_______________________________________________________________________________

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ALLIANCE PREMIER GROWTH FUND, INC.

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Alliance Premier Growth Fund, Inc. (the "Fund") at November 30, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for the three years then ended and for the period September 28, 1992 (commencement of operations) to November 30, 1992, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at November 30, 1995 by correspondence with the custodian and brokers and the application of alternative auditing procedures where confirmations from brokers were not received, provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

New York, New York
January 16, 1996

                        APPENDIX A


    Stock Index Futures Characteristics. Currently, stock index futures contracts can be purchased or sold with respect to the Standard & Poor's 500 Stock Index on the Chicago Mercantile Exchange, the New York Stock Exchange Composite Index on the New York Futures Exchange and the Value Line Stock Index on the Kansas City Board of Trade. The Adviser does not believe that differences in composition of the three indices will create any differences in the price movements of the stock index futures contracts in relation to the movements in such indices. However, such differences in the indices may result in differences in correlation of the futures contracts with movements in the value of the securities being hedged. The Fund reserves the right to purchase or sell stock index futures contracts that may be created in the future. Certain exchanges and Boards of Trade have established daily limits on the amount that the price of a stock index futures contract may vary, either up or down, from the previous day's settlement price which limitations may restrict the Fund's ability to purchase or sell certain stock index futures contracts on a particular day.

    Unlike the purchase or sale of a specific security by the Fund, no price is paid or received by the Fund upon the purchase or sale of a futures contract. Initially, the Fund will be required to deposit with the broker through which such transaction is effected or in a segregated account with the Fund's Custodian an amount of cash or U.S. Government securities or other liquid high-quality debt securities equal to the market value of the stock index futures contract less any amounts maintained in a margin account with the Fund's broker. This amount is known as initial margin. The nature of initial margin in futures transactions is different from that of margin in security transactions in that futures contract margin does not involve the borrowing of funds to finance transactions. Rather, the initial margin is in the nature of a performance bond or good faith deposit on the contract which is returned to the Fund upon termination of the futures contract, assuming all contractual obligations have been satisfied. Additional payments of cash, Government securities or other liquid high-quality debt securities, called variation margin, to and from the broker may be made on a daily basis as the price of the underlying stock index fluctuates, a process known as marking to the market. For example, when the Fund has purchased a stock index futures contract and the price of the futures contract has risen in response to a rise in the underlying stock index, that position will have increased in value and the Fund will receive from the broker a variation margin payment equal to that increase in value. Conversely, where the Fund has purchased a stock index futures contract and the price of the futures contract has declined in response to a decrease in the underlying stock index, the position would be less valuable and the Fund would be required to make avariation margin payment to the broker. At any time prior to expiration of the futures contract, the Adviser may elect to close the position by taking an opposite position which will operate to terminate the Fund's position in the futures contract. A final determination of variation margin is then made, additional cash is required to be paid by or released to the Fund, and the Fund realizes a loss or gain.

    Risks of Transactions in Stock Index Futures. There are several risks in connection with the use of stock index futures by the Fund as a hedging device. One risk arises because of the imperfect correlation between movements in the price of the stock index futures and movements in the price of the securities which are the subject of the hedge. The price of the stock index futures may move more than or less than the price of the securities being hedged. If the price of the stock index futures moves less than the price of the securities which are the subject of the hedge, the hedge will not be fully effective but, if the price of the securities being hedged has moved in an unfavorable direction, the Fund would be in a better position than if it had not hedged at all. If the price of the securities being hedged has moved in a favorable direction, this advantage will be partially offset by the loss on the index future.
If the price of the future moves more than the price of the stock, the Fund will experience either a loss or gain on the future which will not be completely offset by movements in the price of the securities which are the subject of the hedge. To compensate for the imperfect correlation of movements in the price of securities being hedged and movements in the price of the stock index futures, the Fund may buy or sell stock index futures contracts in a greater dollar amount than the dollar amount of securities being hedged if the volatility over a particular time period of the prices of such securities has been greater than the volatility over such time period for the index, or if otherwise deemed to be appropriate by the Adviser. Conversely, the Fund may buy or sell fewer stock index futures contracts if the volatility over a particular time period of the prices of the securities being hedged is less than the volatility over such time period of the stock index, or if otherwise deemed to be appropriate by the Adviser. It is also possible that, where the Fund has sold futures to hedge its portfolio against a decline in the market, the market may advance and the value of securities held in the Fund may decline. If this occurred, the Fund would lose money on the futures contract and also experience a decline in value in its portfolio securities. However, over time the value of the Fund's portfolio should tend to move in the same direction as the market indices upon which the futures are based, although there may be deviations arising from differences between the composition of the Fund and the stocks comprising the index.

    Where futures are purchased to hedge against a possible increase in the price of stock before the Fund is able to invest its cash (or cash equivalents) in stocks (or options) in an orderly fashion, it is possible that the market may decline instead. If the Fund then concludes not to invest in stock or options at that time because of concern as to possible further market decline or for other reasons, the Fund will realize a loss on the futures contract that is not offset by a reduction in the price of securities purchased.

    In addition to the possibility that there may be an imperfect correlation, or no correlation at all, between movements in the stock index futures and the portion of the portfolio being hedged, the price of stock index futures may not correlate perfectly with movement in the stock index due to certain market distortions. Rather than meeting additional margin deposit requirements, investors may close futures contracts through off-setting transactions which could distort the normal relationship between the index and futures markets. Secondly, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market may also cause temporary price distortions. Due to the possibility of price distortion in the futures market, and because of the imperfect correlation between the movements in the stock index and movements in the price of stock index futures, a correct forecast of general market trends by the Adviser may still not result in a successful hedging transaction over a short time frame.

    Positions in stock index futures may be closed out only on an exchange or board of trade which provides a secondary market for such futures. Although the Fund intends to purchase or sell futures only on exchanges or boards of trade where there appear to be active secondary markets, there is no assurance that a liquid secondary market on any exchange or board of trade will exist for any particular contract or at any particular time. In such event, it may not be possible to close a futures investment position, and in the event of adverse price movements, the Fund would continue to be required to make daily cash payments of variation margin. However, in the event futures contracts have been used to hedge portfolio securities, such securities will not be sold until the futures contract can be terminated. In such circumstances, an increase in the price of the securities, if any, may partially or completely offset losses on the futures contract. However, as described above, there is no guarantee that the price of the securities will in fact correlate with the price movements in the futures contract and thus provide an offset on a futures contract.

    The Fund's Adviser intends to purchase and sell futures contracts on the stock index for which it can obtain the best price with due consideration to liquidity.

    Successful use of stock index futures by the Fund is also subject to the Adviser's ability to predict correctly movements in the direction of the market. For example, if the Fund has hedged against the possibility of a decline in the market adversely affecting stocks held in its portfolio and stock prices increase instead, the Fund will lose part or all of the benefit of the increased value of its stock which it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements.
Such sales of securities may be, but will not necessarily be, at increased prices which reflect the rising market.
The Fund may have to sell securities at a time when it may be disadvantageous to do so.





















                            A-4
00250227.AF3

PORTFOLIO OF INVESTMENTS
SEPTEMBER 30, 1995                                   ALLIANCE COUNTERPOINT FUND
_______________________________________________________________________________

COMPANY                                          SHARES        VALUE
----------------------------------------------------------------------
COMMON STOCKS-98.9%
CONSUMER PRODUCTS & SERVICES-57.4%
AUTO & RELATED-2.4%
Allen Group, Inc.                                16,000     $  580,000
General Motors Corp. Cl.E                        10,000        455,000
                                                             1,035,000

BROADCASTING & CABLE-15.2%
Cellular Communications, Inc.*                   26,500      1,424,375
Comcast Corp. Cl.A (SPL)                         55,000      1,100,000
LIN Television Corp.*                            12,000        372,000
News Corp., Ltd.                                 43,000        946,000
Tele-Communications, Inc.*                       23,000        615,250
United International Holdings Co. Cl. A*         35,000        647,500
Viacom, Inc.*                                    32,000      1,592,000
                                                             6,697,125

COSMETICS-3.5%
Gillette Co.                                     32,000      1,524,000

DRUGS, HOSPITAL SUPPLIES & MEDICAL SERVICES-17.7%
Abbott Laboratories                              37,000      1,577,125
Bristol-Myers Squibb Co.                         12,000        874,500
Invacare Corp.                                   33,000      1,584,000
Merck & Co., Inc.                                20,000      1,120,000
Stryker Corp.                                    35,000      1,631,875
United Healthcare Corp.                          20,000        977,500
                                                             7,765,000

ENTERTAINMENT & LEISURE TIME-4.4%
Time Warner, Inc.                                10,000        397,500
Walt Disney Co.                                  27,000      1,549,125
                                                             1,946,625

FOOD, BEVERAGES & TOBACCO-9.8%
PepsiCo, Inc.                                    26,000     $1,326,000
Philip Morris Cos., Inc.                         14,000      1,169,000
UST, Inc.                                        20,000        572,500
Wrigley (Wm.) Jr. Co.                            25,000      1,262,500
                                                             4,330,000

RESTAURANTS & LODGING-2.6%
McDonald's Corp.                                 30,000      1,147,500
RETAILING-1.8%
Home Depot, Inc.                                 20,000        797,500
                                                            25,242,750

FINANCIAL SERVICES-21.7%
BANKING & CREDIT-5.6%
MBNA Corp.                                       30,000      1,248,750
Northern Trust Corp.                             27,000      1,242,000
                                                             2,490,750

BROKERAGE-3.7%
Morgan Stanley Group, Inc.                       17,000      1,634,125

INSURANCE-7.7%
American International Group, Inc.               16,000      1,360,000
Progressive Corp.                                45,000      2,013,750
                                                             3,373,750

MORTGAGE-4.7%
Charter One Financial, Inc.                      35,000      1,032,500
Federal National Mortgage Assn.                  10,000      1,035,000
                                                             2,067,500
                                                             9,566,125

TECHNOLOGY-13.5%
COMPUTER SOFTWARE & SERVICES-4.0%
Intuit, Inc.*                                    14,000        658,000
Microsoft Corp.*                                 12,000      1,086,000
                                                             1,744,000


6



COMPANY                                          SHARES        VALUE
----------------------------------------------------------------------
SEMI-CONDUCTORS & RELATED-9.5%
Intel Corp.                                      35,000     $2,104,375
Motorola, Inc.                                   27,000      2,062,125
                                                             4,166,500
                                                             5,910,500

BASIC INDUSTRIES-3.3%
ELECTRICAL EQUIPMENT-1.9%
General Electric Co.                             13,000        828,750

OIL & GAS-1.4%
Royal Dutch Petroleum Co.                         5,000        613,750
                                                             1,442,500


                                              SHARES OR
                                              PRINCIPAL
                                                AMOUNT
COMPANY                                          (000)         VALUE
----------------------------------------------------------------------
UTILITIES-3.0%
TELEPHONE-3.0%
AirTouch Communications, Inc.*                   19,000    $   581,875
ALLTEL Corp.                                     25,000        746,875
                                                             1,328,750

Total Common Stocks
  (cost $27,369,321)                                        43,490,625

COMMERCIAL PAPER-1.5%
American Express Co.
  5.75%, 10/02/95
  (amortized cost $634,899)                        $635        634,899

TOTAL INVESTMENTS-100.4%
  (cost $28,004,220)                                        44,125,524
Other assets less liabilities-(0.4%)                          (155,119)

NET ASSETS-100%                                            $43,970,405


*  Non-income producing security.
   See notes to financial statements.


7



STATEMENT OF ASSETS AND LIABILITIES
SEPTEMBER 30, 1995                                   ALLIANCE COUNTERPOINT FUND
_______________________________________________________________________________

ASSETS
  Investments in securities, at value (cost $28,004,220)            $44,125,524
  Cash                                                                   12,575
  Receivable for investment securities sold                             199,643
  Dividends receivable                                                   70,648
  Receivable for shares of beneficial interest sold                      31,977
  Total assets                                                       44,440,367

LIABILITIES
  Payable for investment securities purchased                           279,375
  Payable for shares of beneficial interest redeemed                     44,654
  Advisory fee payable                                                   26,549
  Distribution fee payable                                               12,211
  Accrued expenses                                                      107,173
  Total liabilities                                                     469,962

NET ASSETS                                                          $43,970,405

COMPOSITION OF NET ASSETS
  Shares of beneficial interest, at par                                 $23,283
  Additional paid-in capital                                         22,161,327
  Accumulated net realized gain                                       5,664,491
  Net unrealized appreciation of investments                         16,121,304
                                                                    $43,970,405

CALCULATION OF MAXIMUM OFFERING PRICE
  CLASS A SHARES
  Net asset value and redemption price per share ($40,814,514/
    2,157,860 shares of beneficial interest issued and outstanding)      $18.91
  Sales charge-4.25% of public offering price                               .84
  Maximum offering price                                                 $19.75

  CLASS B SHARES
  Net asset value and offering price per share ($2,490,869/
    134,563 shares of beneficial interest issued and outstanding)        $18.51

  CLASS C SHARES
  Net asset value, redemption and offering price per share ($665,022/
    35,892 shares of beneficial interest issued and outstanding)         $18.53


See notes to financial statements.


8



STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 1995                        ALLIANCE COUNTERPOINT FUND
_______________________________________________________________________________

INVESTMENT INCOME
  Dividends (net of foreign taxes withheld of $5,787)   $545,126
  Interest                                                13,535   $   558,661

EXPENSES
  Advisory fee                                           304,705
  Distribution fee - Class A                             116,813
  Distribution fee - Class B                              11,989
  Distribution fee - Class C                               4,909
  Administrative                                         142,812
  Audit and legal                                         88,950
  Custodian                                               66,952
  Registration                                            59,315
  Transfer agency                                         52,623
  Trustees' fees                                          32,474
  Printing                                                32,266
  Miscellaneous                                           19,191
  Total expenses                                                       932,999
  Net investment loss                                                 (374,338)

REALIZED AND UNREALIZED GAIN ON INVESTMENTS
  Net realized gain on investments                                   5,764,023
  Net change in unrealized appreciation of investments               5,516,315
  Net gain on investments                                           11,280,338

NET INCREASE IN NET ASSETS FROM OPERATIONS                         $10,906,000


See notes to financial statements.


9



STATEMENT OF CHANGES IN NET ASSETS                   ALLIANCE COUNTERPOINT FUND
_______________________________________________________________________________

                                                      YEAR ENDED    YEAR ENDED
                                                        SEP. 30,     SEP. 30,
                                                          1995          1994
                                                     ------------  ------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
  Net investment loss                                $  (374,338)  $  (232,082)
  Net realized gain on investments                     5,764,023     6,398,156
  Net change in unrealized appreciation
    of investments                                     5,516,315    (9,126,084)
  Net increase(decrease) in net assets
    from operations                                   10,906,000   (2,960,010)

DISTRIBUTIONS TO SHAREHOLDERS FROM:
  Net realized gain on investments
    Class A                                           (6,017,059)   (8,811,714)
    Class B                                              (66,236)      (34,271)
    Class C                                              (63,528)      (47,987)

TRANSACTIONS IN SHARES OF BENEFICIAL INTEREST
  Net decrease                                        (4,446,178)  (12,206,038)
  Total increase (decrease)                              312,999   (24,060,020)

NET ASSETS
  Beginning of year                                   43,657,406    67,717,426
  End of year                                        $43,970,405   $43,657,406


See notes to financial statements.


10



NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1995                                   ALLIANCE COUNTERPOINT FUND
_______________________________________________________________________________

NOTE A: SIGNIFICANT ACCOUNTING POLICIES
Alliance Counterpoint Fund (the 'Fund') is registered under the Investment Company Act of 1940 as a diversified, open-end investment company. The Fund offers Class A, Class B and Class C shares. Class A shares are sold with a front-end sales charge of up to 4.25%. Class B shares are sold with a contingent deferred sales charge which declines from 4% to zero depending on the period of time the shares are held. Class B shares will automatically convert to Class A shares eight years after the end of the calendar month of purchase. Class C shares are sold without an initial or contingent deferred sales charge. All three classes of shares have identical voting, dividend, liquidation and other rights, except that each class bears different distribution expenses and has exclusive voting rights with respect to its distribution plan. The following is a summary of significant accounting policies followed by the Fund.

1. SECURITY VALUATION
Portfolio securities traded on national securities exchanges are valued at the last reported sales price, or, if no sale occurred, at the mean of the bid and asked price at the regular close of the New York Stock Exchange. Over-the-counter securities not traded on national securities exchanges are valued at the mean of the closing bid and asked price. Securities which mature in 60 days or less are valued at amortized cost which approximates market value. Securities for which current market quotations are not readily available (including investments which are subject to limitations as to their resale) are valued at their fair value as determined in good faith by the Board of Trustees.

2. TAXES
It is the Fund's policy to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its investment company taxable income and net realized gains, if applicable, to shareholders. Therefore, no provisions for federal income or excise taxes are required.

3. INVESTMENT INCOME AND SECURITY TRANSACTIONS
Dividend income is recorded on the ex-dividend date. Interest income, including amortization for premium and discount, is accrued daily. Security transactions are accounted for on the date the securities are purchased or sold. Security gains and losses are determined on the identified cost basis.

4. DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions to shareholders are recorded on the ex-dividend date and are determined in accordance with income tax regulations.

5. RECLASSIFICATION OF NET ASSETS
As the Fund may not utilize net operating losses in future periods for tax purposes, the Fund reclassified net operating losses of $374,338 to additional paid-in capital at September 30, 1995. This reclassification had no effect on net assets.

NOTE B: ADVISORY FEE AND OTHER TRANSACTIONS WITH AFFILIATES
Under the terms of an investment advisory agreement, the Fund pays Alliance Capital Management L.P., (the 'Adviser') an advisory fee at an annual rate of
 .75 of 1% of the average daily net assets of the Fund. Such fee is accrued daily and paid monthly.

The Adviser has agreed, under the terms of the investment advisory agreement, to reimburse the Fund to the extent that its aggregate expenses (exclusive of interest, taxes, brokerage, distribution fees and extraordinary expenses) exceed the limits prescribed by any state in which the Fund's shares are qualified for sale. The Fund believes that the most restrictive expense ratio limitation


11



NOTES TO FINANCIAL STATEMENTS (CONTINUED)            ALLIANCE COUNTERPOINT FUND
_______________________________________________________________________________

imposed by any state is 2.5% of the first $30 million of its average daily net assets, 2% of the next $70 million of its average daily net assets and 1.5% of its average daily net assets in excess of $100 million. No reimbursement was required for the year ended September 30, 1995. Pursuant to the advisory agreement, the Fund paid $142,812 to the Adviser representing the cost of certain legal and accounting services provided to the Fund by the Adviser for the year ended September 30, 1995.

The Fund compensates Alliance Fund Services, Inc. (a wholly-owned subsidiary of the Adviser) under a Service Agreement for providing personnel and facilities to perform transfer agency services for the Fund. Such compensation amounted to $34,260 for the year ended September 30, 1995.

Alliance Fund Distributors, Inc. (a wholly-owned subsidiary of the Adviser) serves as the Distributor of the Fund's shares. The Distributor received sales charges of $1,343 from the sale of Class A shares and $5,325 in contingent deferred sales charges imposed upon redemptions by shareholders of Class B shares for the year ended September 30, 1995.

Brokerage commissions paid on securities transactions for the year ended September 30, 1995 amounted to $57,130 none of which was paid to affiliated brokers.

NOTE C: DISTRIBUTION SERVICES AGREEMENT
The Fund has adopted a Distribution Services Agreement (the 'Agreement') pursuant to Rule 12b-1 under the Investment Company Act of 1940. Under the Agreement, the Fund pays a distribution fee to the Distributor at an annual rate of up to .30 of 1% of the Fund's average daily net assets attributable to Class A shares and 1% of the average daily net assets attributable to both Class B and Class C shares. Such fee is accrued daily and paid monthly. The Agreement provides that the Distributor will use such payments in their entirety for distribution assistance and promotional activities. The Distributor has incurred expenses in excess of the distribution costs reimbursed by the Fund in the amount of $369,497 and $193,244, for Class B and C shares, respectively; such costs may be recovered from the Fund in future periods so long as the Agreement is in effect. In accordance with the Agreement, there is no provision for recovery of unreimbursed distribution costs incurred by the Distributor beyond the current fiscal year for Class A shares. The Agreement also provides that the Adviser may use its own resources to finance the distribution of the Fund's shares.

NOTE D: INVESTMENT TRANSACTIONS
Total purchases and sales of investment securities (excluding short-term investments) aggregated $12,273,345 and $23,477,798, respectively, for the year ended September 30, 1995. At September 30, 1995, the cost of securities for federal income tax purposes was $28,058,500. Accordingly, gross unrealized appreciation of investments was $16,213,183 and gross unrealized depreciation of investments was $146,159, resulting in net unrealized appreciation of $16,067,024.


12



                                                     ALLIANCE COUNTERPOINT FUND
_______________________________________________________________________________

NOTE E: SHARES OF BENEFICIAL INTEREST
There is an unlimited number of $.01 par value shares of beneficial interest authorized, designated Class A, Class B and Class C shares. Transactions in shares of beneficial interest were as follows:


                                   SHARES                    AMOUNT
                         ------------------------  ----------------------------
                         YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
                           SEP. 30,      SEP. 30,     SEP., 30,      SEP. 30,
                             1995          1994          1995          1994
                         ----------  ------------  -------------  -------------
CLASS A
Shares sold                170,232       230,472   $  2,678,638   $  4,094,191
Shares issued in
  reinvestment of
  distributions            372,182       427,840      5,236,597      7,615,558
Shares redeemed           (876,701)   (1,390,350)   (14,198,393)   (24,619,455)
Net decrease              (334,287)     (732,038)  $ (6,283,158)  $(12,909,706)

CLASS B
Shares sold                222,071        36,284   $  3,610,291   $    656,549
Shares issued in
  reinvestment of
  distributions              3,246         1,211         44,952         21,430
Shares redeemed           (121,879)      (12,139)    (1,993,362)      (220,299)
Net increase               103,438        25,356   $  1,661,881   $    457,680

CLASS C
Shares sold                 31,314        19,402   $    514,912   $    354,646
Shares issued in
  reinvestment of
  distributions              2,218         1,288         30,739         22,802
Shares redeemed            (22,328)       (7,610)      (370,552)      (131,460)
Net increase                11,204        13,080   $    175,099   $    245,988


13



FINANCIAL HIGHLIGHTS                                 ALLIANCE COUNTERPOINT FUND
_______________________________________________________________________________

SELECTED DATA FOR A SHARE OF BENEFICIAL INTEREST OUTSTANDING THROUGHOUT EACH
YEAR

                                                                      CLASS A
                                               ---------------------------------------------------------
                                                              YEAR ENDED SEPTEMBER 30,
                                               ---------------------------------------------------------
                                                   1995      1994        1993        1992        1991
                                               ----------- ---------   ---------   ---------   ---------
Net asset value, beginning of year              $17.14      $20.89      $19.45      $19.08      $15.18

INCOME FROM INVESTMENT OPERATIONS
Net investment income (loss)                      (.15)(d)    (.10)       (.01)        .13         .17
Net realized and unrealized gain (loss)
  on investments                                  4.54        (.82)       2.60        1.76        4.92
Net increase (decrease) in net asset value
  from operations                                 4.39        (.92)       2.59        1.89        5.09

LESS: DISTRIBUTIONS
Dividends from net investment income                -0-         -0-       (.04)       (.16)       (.20)
Distributions from net realized gains            (2.62)      (2.83)      (1.11)      (1.36)       (.99)
Total dividends and distributions                (2.62)      (2.83)      (1.15)      (1.52)      (1.19)
Net asset value, end of year                    $18.91      $17.14      $20.89      $19.45      $19.08

TOTAL RETURN
Total investment return based on
  net asset value (a)                            30.87%      (4.91)%     13.76%      10.76%      35.39%

RATIOS/SUPPLEMENTAL DATA
Net assets, end of year (000's omitted)        $40,815     $42,712     $67,356     $70,876     $59,690
Ratio of expenses to average net assets           2.28%       1.94%       1.79%       1.62%       1.64%
Ratio of net investment income (loss)
  to average net assets                           (.89)%      (.43)%      (.04)%       .79%       1.02%
Portfolio turnover rate                             30%         25%         48%         39%         38%


See footnote summary on page 16.


14



                                                     ALLIANCE COUNTERPOINT FUND
_______________________________________________________________________________

SELECTED DATA FOR A SHARE OF BENEFICIAL INTEREST OUTSTANDING THROUGHOUT EACH PERIOD


                                                       CLASS B
                                        ---------------------------------------
                                                                 MAY 3, 1993(B)
                                                                       TO
                                        YEAR ENDED SEPTEMBER 30,  SEPTEMBER 30,
                                        ------------------------  -------------
                                             1995        1994        1993
                                        -------------- ---------  -------------
Net asset value, beginning of period        $16.94      $20.82      $18.51

INCOME FROM INVESTMENT OPERATIONS
Net investment loss                           (.27)(d)    (.08)       (.07)
Net realized and unrealized gain (loss)
  on investments                              4.46        (.97)       2.38
Net increase (decrease) in net asset
  value from operations                       4.19       (1.05)       2.31

LESS: DISTRIBUTIONS
Distributions from net realized gains        (2.62)      (2.83)         -0-
Net asset value, end of period              $18.51      $16.94      $20.82

TOTAL RETURN
Total investment return based on
  net asset value (a)                        29.94%      (5.63)%     12.48%

RATIOS/SUPPLEMENTAL DATA
Net assets, end of period (000's omitted)   $2,491        $527        $120
Ratio of expenses to average net assets       3.05%       2.73%       3.35%(c)
Ratio of net investment loss to average
net assets                                   (1.64)%     (1.17)%     (1.60)%(c)
Portfolio turnover rate                         30%         25%         48%


See footnote summary on page 16.


15



FINANCIAL HIGHLIGHTS (CONTINUED)                     ALLIANCE COUNTERPOINT FUND
_______________________________________________________________________________

SELECTED DATA FOR A SHARE OF BENEFICIAL INTEREST OUTSTANDING THROUGHOUT EACH PERIOD


                                                       CLASS C
                                        ---------------------------------------
                                                                 MAY 3, 1993(B)
                                                                       TO
                                        YEAR ENDED SEPTEMBER 30,  SEPTEMBER 30,
                                        ------------------------  -------------
                                             1995        1994        1993
                                        -------------- ---------  -------------
Net asset value, beginning of period        $16.95      $20.83      $18.51

INCOME FROM INVESTMENT OPERATIONS
Net investment loss                           (.26)(d)    (.14)       (.05)
Net realized and unrealized gain (loss)
  on investments                              4.46        (.91)       2.37
Net increase (decrease) in net asset
  value from operations                       4.20       (1.05)       2.32

LESS: DISTRIBUTIONS
Distributions from net realized gains        (2.62)      (2.83)         -0-
Net asset value, end of period              $18.53      $16.95      $20.83

TOTAL RETURN
Total investment return based on
  net asset value (a)                        29.99%      (5.62)%     12.53%

RATIOS/SUPPLEMENTAL DATA
Net assets, end of period (000's omitted)     $665        $418        $242
Ratio of expenses to average net assets       2.99%       2.66%       3.22%(c)
Ratio of net investment loss to average
net assets                                   (1.60)%     (1.11)%     (1.34)%(c)
Portfolio turnover rate                         30%         25%         48%


(a) Total investment return is calculated assuming an initial investment made at the net asset value at the beginning of the period, reinvestment of all dividends and distributions at net asset value during the period, and redemption on the last day of the period. Initial sales charge or contingent deferred sales charge is not reflected in the calculation of total investment return. Total investment return calculated for a period of less than one year is not annualized.

(b)  Commencement of distribution.

(c)  Annualized.

(d)  Based on average shares outstanding.


16



REPORT OF ERNST & YOUNG LLP
INDEPENDENT AUDITORS                                 ALLIANCE COUNTERPOINT FUND
_______________________________________________________________________________

TO THE SHAREHOLDERS AND BOARD OF TRUSTEES ALLIANCE COUNTERPOINT FUND
We have audited the accompanying statement of assets and liabilities of Alliance Counterpoint Fund (the 'Fund'), including the portfolio of investments, as of September 30, 1995, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 1995, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Alliance Counterpoint Fund at September 30, 1995, the results of its operations for the year then ended the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with generally accepted accounting principles.

Ernst &Young LLP

New York, New York
November 3, 1995

                  Pro Forma Combined Financial
               Information as of November 30, 1995


         The following unaudited pro forma combined financial

information relates to the acquisition of the assets and

liabilities of Alliance Counterpoint Fund ("Counterpoint Fund")

by and in exchange for shares of Alliance Premier Growth Fund,

Inc. ("Premier Growth Fund") (the "Transaction").  The

information gives effect to the Transaction as if it had occurred as of December 1, 1995 and consists of a statement of the pro forma combined portfolio of investments, a statement of assets and liabilities and a statement of operations.  The pro forma combined results of operations are not indicative of future

operations or actual results had the combination been consummated as of December 1, 1995.  This unaudited information should be read in conjunction with the separate financial statements of

Counterpoint Fund and Premier Growth Fund.

PRO-FORMA COMBINED
PORTFOLIO OF INVESTMENTS
ALLIANCE PREMIER GROWTH FUND
ALLIANCE COUNTERPOINT FUND
November 30, 1995 (unaudited)

Company                           Shares         Value
_______                           ______         _____

COMMON STOCKS AND OTHER INVESTMENTS--95.4%
CONSUMER PRODUCTS & SERVICES--43.7%
AIRLINES 7.7%
British Airways Plc. (ADR)        71,400               $5,024,775
KLM Royal Dutch Air               122,410               4,223,145
Northwest Airlines Corp. Cl.A*    128,800               6,488,300
UAL Corp.                         62,350               13,046,737
                                                       28,782,957

AUTO & RELATED 2.4%
Allen Group, Inc.                 16,000                  422,000
General Motors Corp.Cl.E          167,100               8,438,550
                                                        8,860,550

BIOTECHNOLOGY1.1%
Amgen, Inc.*                      83,000                4,118,875

BROADCASTING & CABLE 8.8%
Airtouch Communications, Inc.*    395,500              11,518,937
CSX Communications, Inc.*         120,100               2,402,000
Cellular Communications, Inc.*    16,174                  774,330
Comcast Corp. Cl.A (SPL)          60,000                1,185,000
LIN Television Corp.              18,000                  517,500
News Corp., Ltd.                  43,000                  903,000
Tele-Communications, Inc.*        116,250               3,255,000
Tele-Communications, Inc. Cl.A*   500,200               9,253,700
United International Holdings
  Co. Cl.A*                       35,000                  490,000
Viacom, Inc. Cl.B*                55,995                2,697,759
                                                       32,997,226

COSMETICS 2.0%
Gillette Co.                      143,500               7,444,063

DRUGS, HOSPITAL SUPPLIES
& MEDICAL SERVICES 7.7%
Abbott Laboratories               37,000                1,503,125
Bristol-Myers Squibb Co.          12,000                  963,000
Columbia/HCA Healthcare Corp.     131,500               6,788,687
Invacare Corp.                    58,000                1,551,500
Merck & Co., Inc.                 19,000                1,175,625
Pfizer, Inc.                      64,100                3,717,800

Schering-Plough Corp.             22,100                1,267,988
Stryker Corp.                     30,000                1,605,000
United Healthcare Corp.           168,100              10,569,287
                                                       29,142,012

ENTERTAINMENT &
LEISURE 2.1%
Walt Disney Co.                   131,700               7,918,463

FOOD, BEVERAGES &
TOBACCO 7.7%
Coca-Cola Co.                     24,400                1,848,300
PepsiCo, Inc.                     67,700                3,740,425
Philip Morris Cos., Inc.          246,800              21,656,700
UST, Inc.                         22,000                  717,750
Wrigley (Wm) Jr. Co.              26,000                1,225,250
                                                       29,188,425
RESTAURANTS 3.1%

McDonalds Corp.                   261,300             $11,660,513

RETAILING1.2%
Home Depot, Inc.                  94,200                4,180,125
Wal-Mart Stores, Inc.             10,200                  244,800
                                                        4,424,925
                                                      164,538,009

FINANCIAL SERVICES 21.6%
BANKING & CREDIT 7.2%
First Bank Systems, Inc.          34,400                1,775,900
First Chicago Corp.               53,600                3,725,200
First Interstate Bancorp.         23,200                3,108,800
NationsBank Corp.                 66,400                4,739,300
Northern Trust Corp.              29,000                1,515,250
Norwest Corp.                     371,200              12,249,600
                                                       27,114,050

BROKERAGE & MONEY
MANAGEMENT 3.4%
Merrill Lynch & Co., Inc.         205,100              11,408,688
Morgan Stanley Group, Inc.        14,000                1,207,500
                                                       12,616,188

INSURANCE- 5.7%
American International
  Group, Inc.                     99,550                8,934,612
General Reinsurance Corp.         34,600                5,177,025
Progressive Corp.                 43,000                1,913,500
Travelers, Inc.                   90,300                5,372,850
                                                       21,397,987

MORTGAGE BANKING 3.6%
Charter One Financial, Inc.       35,000                1,120,000
Federal Home Loan Mortgage Corp.  93,400                7,191,800
Federal National Mortgage Assn.   47,500                5,201,250
                                                       13,513,050

OTHER 1.7%
MBNA Corp.                        162,400               6,556,900
                                                       81,198,175

MULTI-INDUSTRY -- 3.3%
ITT Corp.                         101,000              12,385,125

TECHNOLOGY -- 24.4%
SEMI-CONDUCTORS &
RELATED
Applied Materials, Inc.*          257,000              12,496,625

COMMUNICATIONS EQUIPMENT 7.3%
cisco Systems, Inc.*              90,300                7,596,487
Ericsson (L.M.) Telephone Co.     108,690               2,581,388
Motorola, Inc.                    127,600               7,815,500
Nokia Corp. (ADR)*                175,500               9,520,875
                                                       27,514,250

COMPUTER HARDWARE 3.9%
COMPAQ Computer Corp.*            108,000               5,346,000
Hewlett-Packard Co.               114,600               9,497,475
                                                       14,843,475

COMPUTER SOFTWARE &
SERVICES 3.1%
First Data Corp.                  32,000               $2,272,000
Intuit, Inc.*                     12,000                1,008,000
Microsoft Corp.*                  63,800                5,558,575
Oracle Systems Corp.*             63,850                2,897,194
                                                       11,735,769

SEMI-CONDUCTORS &
RELATED 6.7%
Intel Corp.                       38,000                2,313,250
Intel Corp. warrants 3/16/98*     450,000              14,006,250
Micron Technology, Inc.           162,600               8,902,350
                                                       25,221,850
                                                       91,811,969

BASIC INDUSTRIES 0.0%
ELECTRICAL EQUIPMENT
General Electric Co.              13,000                  874,250

OIL & GAS 0.0%

Royal Dutch Petroleum Co.         5,000                   641,875
                                                        1,516,125

UTILITIES 2.1%
TELEPHONE 2.1%
ALLTEL Corp.                      25,000                 $737,500
AT & T Corp.                      104,500               6,897,000
                                                        7,634,500

Total Common Stocks and Other
Investments
(cost $282,002,147)                                   359,083,903

SHORT TERM INVESTMENTS 3.5%
COMMERCIAL PAPER
American Express Credit Corp.
  5.76%, 12/01/95                 $   365                 365,000
General Electric Credit Corp.
  5.88%, 12/01/95
(amortized cost $12,735,000)      12,370               12,370,000
                                                       12,735,000

TOTAL INVESTMENTS 98.9%
(cost $294,737,147)                                   371,818,903
Other assets less liabilities1.1%                       4,311,653

NET ASSETS 100%                                      $376,130,556
                                                     ============

Glossary:
ADR-American Depository Receipt.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
November 30, 1995 (unaudited)

                                                  Alliance
                                Alliance          Premier         Pro-Forma
                                Counterpoint Fund Growth Fund     Combined
ASSETS
    Investments in securities,
      at value                     $45,073,455    $326,745,448   $371,818,903
    Cash, at value                         686             282            968
    Receivable for investment
      securities sold                  104,000       2,675,944      2,779,944
    Dividends and interest
      receivable                        19,412         274,957        294,369
    Receivable for capital stock
      sold                              24,314       2,765,456      2,789,770
    Deferred organization
      expense and other assets             -0-         112,124        112,124
                                   ___________    ____________   ____________

    Total assets                    45,221,867     332,574,211    377,796,078

LIABILITIES
    Payable for investment
      securities purchased              60,500        311,368         371,868
    Advisory fee payable                27,447        261,149         288,596
    Payable for capital stock
      redeemed                             300        441,077         441,377
    Accrued expenses                   135,981        427,700         593,681

    Total liabilities                  224,228       1,441,294      1,665,522

NET ASSETS                         $44,997,639    $331,132,917   $376,130,556
                                   ===========    ============   ============



See notes to pro-forma financial statements.

STATEMENT OF OPERATIONS
Twelve Months Ended November 30, 1995 (unaudited)


                            Alliance           Alliance Premier              Pro-Forma
                            Counterpoint Fund  Growth Fund      Adjustments  Combined*
                            _________________  ________________ ___________  _________
INVESTMENT INCOME
    Dividends and interest
    (net of foreign taxes
    withheld of
    $5,787 and $44,882,
    respectively)           $546,555           $3,343,822                    $3,890,377

EXPENSES
    Advisory fee             330,799            2,261,352       (1,169,155)   3,761,306(a)
    Distribution fee-
      Class A                122,731              152,930         (122,919)     398,580(b)
    Distribution fee-
      Class B                 24,935            1,690,054         (692,890)   2,407,879(c)
    Distribution fee-
      Class C                  7,026              107,066         (100,535)     214,627(c)
    Administrative           143,000              138,638          138,638      143,000(d)
    Custodian                 67,000               80,165           47,165      100,000(e)
    Transfer agency           50,000              409,483          (70,517)     530,000(f)
    Printing                  32,000               70,045           27,045       75,000(f)
    Audit and legal           85,000               82,370           77,370       90,000(f)
    Registration              60,000               66,087           41,087       85,000(f)
    Director's fee            32,000               24,327           30,327       26,000(f)
    Amortization of
      organization expenses   -0-                  64,240              240       64,000(f)
    Miscellaneous             21,825               38,846            2,496       58,175(f)
                            ________           __________       ___________  _____________
    Total expenses           976,316            5,185,603       (1,791,648)     7,953,567
                            ________           __________       ___________  _____________

    Net investment loss     (429,761)          (1,841,781)      (1,791,648)    (4,063,190)

REALIZED AND UNREALIZED GAIN ON INVESTMENTS
    Net realized gain on
      investment
      transactions            5,905,696         29,212,645                      35,118,341
    Net change in
     unrealized appreciation
      (depreciation) of:
      Investments             7,098,703         61,872,932                      68,971,635
                            ___________        ___________                   _____________






    Net gain on investments  13,004,399         91,085,577                     104,089,976
                            -----------        -----------                   -------------

NET INCREASE IN NET ASSETS
FROM OPERATIONS             $12,574,638        $89,243,796      ($1,791,648)  $100,026,786
                            ===========        ===========      ============  ============

*    Based on net assets as of November 30, 1995.
(a) Total combined net assets for November 30, 1995 multiplied by 1.00%.
(b) Total combined net assets for Class A for November 30, 1995 multiplied by .35%.
(c) Net assets for Class B and Class C for November 30, 1995 multiplied by 1.00%.
(d)  Actual fee per year.
(e) Custodian fees are based on average net assets and monthly fixed fees.
(f)  Expenses are based on one fund.
     See notes to financial statements.

ALLIANCE COUNTERPOINT FUND
ALLIANCE PREMIER GROWTH FUND
NOTES TO PRO-FORMA COMBINED FINANCIAL STATEMENTS
November 30, 1995 (unaudited)


NOTE 1  GENERAL

a) The Pro Forma Financial Statements give effect to the proposed acquisition of the assets of Alliance Counterpoint Fund by Alliance Premier Growth Fund ("the Fund") pursuant to a plan of reorganization. The acquisition would be accomplished by a tax free exchange of the assets of Alliance Counterpoint Fund for shares of Alliance Premier Growth Fund.

b) The Pro Forma Statements of Investments, of Assets and Liabilities and of Operations should be read in conjunction with the historical financial statements of the Fund, included in the Statement of Additional Information. The Pro Forma Statement of Operations has been prepared under the assumption that certain expenses would be lower for the combined entity as a result of the reorganization.


NOTE 2  SIGNIFICANT ACCOUNTING POLICIES

a)  Security Valuation
    Securities traded on a national securities exchange are valued at the last reported sales price, or, if no sale occurred, at the mean of the bid and asked price at the close of the New York Stock Exchange. Over-the-counter securities not traded on national securities exchanges are valued at the closed bid price. Debt securities are valued at the mean of the bid and asked price except that debt securities maturing within 60 days are valued at amortized cost which approximates market value. Securities for which current market quotations are not readily available (including investments which are subject to limitations as to their sale) are valued at their fair value as determined in good faith by the Board of Directors.

b)  Investment Income and Securities Transactions
    Security transactions are accounted for on the trade date and dividend income is recorded on the ex-dividend date.
    Interest income is recorded on the accrual basis. The Fund amortizes discounts on debt securities owned. Security gains and losses are determined on the identified cost basis.

c)       Dividends and Distributions
    Dividends and distributions to shareholders are recorded on the ex-dividend date. Income dividends and capital gain distributions are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles.

d)  Organization Expenses
    Organization expenses have been deferred and are being amortized on a straight-line basis through September 1997.

e)       Taxes
    It is the Funds policy to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its investment company taxable income and net realized gains, if any, to shareholders. Therefore, no provisions for federal income or excise taxes are required.






































00250227.AF3

               ALLIANCE PREMIER GROWTH FUND, INC.

                             PART C


Item 15.  Indemnification.
__________________________

         Incorporated by reference to Item 27 of Post Effective
Amendment No. 7 to Registrant's Registration Statement on Form
N-1A (File Nos. 811-06730, 33-49530), filed October 31, 1995.

Item 16.  Exhibits.
___________________

(1)(a)   Copy of Articles of     Incorporated by reference to
         Incorporation of the    Registrant's Registration
         Registrant.             Statement on Form N-1A, File
                                 Nos. 811-06730, 33-49530 (the
                                 "Registrant's Form N-1A"),
                                 Exhibit 1(a), filed July 10,
                                 1992.

(1)(b)   Copy of Articles of     Incorporated by reference to
         Amendment to            Exhibit 1(b) to the Registrant's
         Articles of             Form N-1A filed August 4, 1992.
         Incorporation.

(2)      By-Laws.                Incorporated by reference to
                                 Exhibit 2 to the Registrant's
                                 Form N-1A filed July 10, 1992.

(3)      Not applicable.


(4)      Plan of                 Filed herewith as Exhibit A to
         Reorganization and      Part A.
         Liquidation.

(5)(a)   Specimen of Share       Incorporated by reference to
         Certificate for         Exhibit 4(a) to the Registrant's
         Class A shares.         Form N-1A filed August 4, 1992.

(5)(b)   Specimen of Share       Incorporated by reference to
         Certificate for         Exhibit 4(b) to the Registrant's
         Class B shares.         Form N-1A filed May 30, 1994.

(5)(c)   Specimen of Share       Incorporated by reference to
         Certificate for         Exhibit 4(c) to the Registrant's
         Class C shares.         Form N-1A filed May 30, 1994.

(6)      Investment Advisory     Incorporated by reference to
         Agreement between the   Exhibit 5 to the Registrant's
         Registrant and          Form N-1A filed May 1, 1993.
         Alliance Capital
         Management L.P.

(7)(a)   Distribution Services   Incorporated by reference to
         Agreement between the   Exhibit 6(a) to the
         Registrant and          Registrant's Form N-1A filed
         Alliance Fund           May 30, 1994.
         Distributors, Inc.
         ("AFD").

(7)(b)   Form of Selected        Incorporated by reference to
         Dealer Agreement        Exhibit 6(b) to the
         between AFD and         Registrant's Form N-1A filed
         selected dealers        May 2, 1993.
         offering shares of
         the Registrant.

(7)(c)   Form of Selected        Incorporated by reference to
         Agent Agreement         Exhibit 6(c) to the
         between AFD and         Registrant's Form N-1A filed
         selected agents         May 2, 1993.
         making available
         shares of the
         Registrant.

(8)      Not applicable.

(9)      Custodian Contract      Incorporated by reference to
         between the             Exhibit 8 to the Registrant's
         Registrant and          Form N-1A filed August 19, 1992.
         State Street Bank
         and Trust Company.

(10)     Rule 12b-1 Plan.        See 7(a) above.


(11)(a)  Opinion of Seward &     Incorporated by reference to
         Kissel as to the        Registrant's Registration
         legality of the         Statement on Form N-14, File
         securities being        No. 33-65371 (the "Registrant's
         registered.             Form N-14"), Exhibit 11(a),
                                 filed December 22, 1995.

(11)(b)  Opinion of Venable,     Incorporated by reference
         Baetjer and Howard,     to Exhibit 11(b) to
         LLP.                    Registrant's Form N-14 filed
                                 December 22, 1995.

(12)     Opinion of Seward &     Incorporated by reference
         Kissel as to tax        to Exhibit 12 to Registrant's
         consequences.           Form N-14 filed December 22,
                                 1995.

(13)     Not applicable.


(14)(a)  Consent of Price        Filed herewith.
         Waterhouse LLP,
         independent
         accountants for
         Premier Growth Fund.

(14)(b)  Consent of Ernst        Filed herewith.
         & Young LLP,
         independent auditors
         for Counterpoint
         Fund.

(15)     Not applicable.

(16)     Powers of Attorney.     Incorporated by reference
                                 to Exhibit 16 to
                                 Registrant's Form N-14
                                 filed December 22, 1995.

(17)(a)  Copy of the facing      Incorporated by reference
         sheet of Registrant's   to Exhibit 17(a) to
         Form N-1A, filed        Registrant's Form N-14
         July 10, 1992 (the      filed December 22, 1995.
         Registrant's
         declaration to
         register an
         indefinite number of
         shares pursuant to
         Rule 24f-2).

(17)(b)  Form of Proxy Card.     Filed herewith.

Item 17.  Undertakings.

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act (17 CFR 230.145c), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                           SIGNATURES

         As required by the Securities Act of 1933, this amendment to the Registration Statement has been signed on behalf of the Registrant in the City and State of New York, on the 18th day of January 1996.
                           ALLIANCE PREMIER GROWTH
                             FUND, INC.


                           By:  /s/ John D. Carifa
                                John D. Carifa
                                Chairman and President


         As required by the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

   Signature                 Title                 Date
   _________                 _____                 ____

1) Principal
   Executive Officer
                             Chairman          January 18, 1996
   /s/ John D. Carifa        and President
   John D. Carifa

2) Principal Financial
   and Accounting Officer

   /s/ Mark D. Gersten       Treasurer         January 18, 1996
   Mark D. Gersten

3) Directors
   ____________________

   Ruth Block
   John D. Carifa
   David H. Dievler
   John H. Dobkin
   William H. Foulk, Jr.
   James M. Hester
   Clifford L. Michel
   Robert C. White

   /s/ Edmund P. Bergan, Jr.                   January 18, 1996
   By: Edmund P. Bergan, Jr.
       (Attorney-in-fact)

                     INDEX TO EXHIBITS

EXHIBIT NUMBER                    DESCRIPTION OF EXHIBIT

(14)(a)                           Consent of Price
                                  Waterhouse LLP,
                                  independent accountants
                                  for Premier Growth Fund.

(14)(b)                           Consent of Ernst & Young
                                  LLP, independent auditors
                                  for Counterpoint Fund.

(17)(b)                           Form of Proxy Card.







































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00250227.AF3